7/24

PROCESSED

JUL 30 2008 A

THOMSON REUTERS

08004003

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME USJ Co, Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35074 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 7/29/08

File No. 82-35074
Exhibit A-1

TRANSLATION

Financial Report for Fiscal Year Ended March 31, 2008 (Non-consolidated)

May 9, 2008

2008 JUL 24 A 9:-7

ARIS 3-31-08

Company Name: USJ Co., Ltd.

Stock Exchange Listed: Tokyo Stock Exchange (Mothers)

Code Number: 2142

URL: http://www.usj.co.jp/

Representative: Glenn Gumpel, Representative Director & President

Contact: Shunichi Shibata, IR Office, Finance & Administration Division TEL: +81 (6)-6465-3134

Annual Shareholders' Meeting June 25, 2008 The date of payment of dividend June 26, 2008

Submission of Financial Statements June 26, 2008

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan

(Fractional amounts less than one million yen are discarded.)

1. Financial Results for the Fiscal year Ended March 31, 2008

(1) Operating Results (The numbers in the % column are changes compared with the previous year)

	Sales		Operating Income		Ordinary Income		Net Income	
	Millions	%	Millions	%	Millions	%	Millions	%
Year ended March 31, 2008	73,158	1.5	8,402	15.4	7,028	33.3	6,766	78.4
Year ended March 31, 2007	72,062	5.6	7,283	387.4	5,273	—	3,793	—

	Net Income Per Share (basic)	Net Income Per Share (diluted)	Net Income to Equity Ratio	Ordinary Income to Total Assets Ratio	Operating Income to Sales Ratio
	Yen	Yen	%	%	%
Year ended March 31, 2008	3,134 74	3,067 61	14.8	5.4	11.5
Year ended March 31, 2007	1,973 91	1,938 13	10.6	3.9	10.1

(Reference) Equity in earning of affiliates Year ended March 31, 2008 — Year ended March 31, 2007 —

(2) Financial Position

	Total Assets	Net Assets	Equity Ratio	Net Assets Per Share
	Millions	Millions	%	Yen
Year ended March 31, 2008	130,511	48,656	37.3	22,463 64
Year ended March 31, 2007	129,937	42,995	33.1	20,061 69

(Million yen)

(Reference) Shareholder's equity Year ended March 31, 2008 48,631 Year ended March 31, 2007 42,995

(3) Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Ending Balance of Cash and Cash Equivalents
	Millions	Millions	Millions	Millions
Year ended March 31, 2008	19,553	(2,868)	(6,231)	32,449
Year ended March 31, 2007	17,696	(7,010)	(16,131)	21,920

2. Dividend

	Dividend Per Share					
(Record Date)	Interim	Year End	Total (Full year)	Total Dividend (Full year)	Payout Ratio	Dividend to Total assets ratio
	Yen	Yen	Yen	Million yen	%	%
Year ended March 31, 2007	—	—	—	—	—	—
Year ended March 31, 2008	750 00	750 00	1,500 00	3,243	47.9	7.1
Year ending March 31, 2009 (Forecast)	1,400 00	1,400 00	2,800 00	—	81.9	—

3. Forecast for the Fiscal Year Ending March 31, 2009 (From April 1, 2008 to March 31, 2009)

(The numbers in the % column are changes compared with the previous year)

	Sales		Operating Income		Ordinary Income		Net Income		Net Income Per Share
	Millions	%	Millions	%	Millions	%	Millions	%	Yen
Interim	36,340	(2.2)	4,650	(9.6)	3,860	(17.8)	3,800	(18.9)	1,755 27
Full-fiscal year	73,650	0.7	11,140	32.6	9,580	36.3	7,400	9.4	3,418 15

4. Others

(1) Changes of significant accounting policies

1. Changes in accounting principles : Yes
2. Changes in other than 1 : No

Please refer to Significant Accounting Principle and Policies for Preparation of Financial statements, 4.Method for depreciation and Amortaization of Fixed Assets on page 36

(2) Number of shares issued and outstanding during the period (common stock)

1. Outstanding stock (Including treasury stock) Year ended March 31, 2008 2,164,915 shares Year ended March 31, 2007 2,143,161 shares

2. Treasury stock Year ended March 31, 2008 — shares Year ended March 31, 2007 — shares

Note: Please refer to "Per share information" on page 61 regarding number of shares based on calculation of Net Income per share.

Explanation regarding appropriate usage of business forecast and remarks

The forward-looking statements made in this document are based on the current assumptions and beliefs of USJ Co. in light of the information currently available to it, and involve risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause USJ Co.'s actual results to be materially different from any future results expressed in these forward-looking statements.

Please refer to, "1.Operation Results regarding Forecast for fiscal year ending March 31, 2009, or remarks on usage of the assumptions and business forecast on page 4.

1. Operation Results

(1) Analysis on Operation Results

In the fiscal year ended March 31, 2008, the Company achieved growth of revenue by 1.5% and growth of net income by 78.4%) through successful measures to drive visitors such as new attraction and seasonal events, effective sales and marketing programs and continued aggressive efforts to improve cost efficiency.

(Operation Results for the year ended March 31, 2008)

Universal Studios Japan set the annual theme "Dreams" for the fiscal year, offering new types of world-class entertainment one after another which aim to make dreams and aspirations of visitors come true, and enhanced various attractions and shows to make the park a place of special memories.

The sensational roller coaster Hollywood Dream The Ride opened in March 2007 attracted a large number of guests, proving to be an extremely successful and popular attraction. In addition, Magical Oz Go-Round was introduced on July 19, 2007. On March 18, 2008, a new attraction Fantastic World was opened to commemorate the seventh anniversary of Universal Studios Japan. This new original show features dynamic and energetic live performances on three giant mobile set stages blended with various musical cultures. By offering such experience to the guests, emotional connection between the guests and the park will be built, which will lead to securing stable attendance to the park.



<Hollywood Dream the Ride>



<Fantastic World>

Seasonal events in the year started with the summer-only parade using water and characters Universal Water Parade, offered from July 12, 2007 to September 2, 2007. In Universal Wonder Halloween held from September 11, 2007 to October 31, 2007, a main entertainment show with flying performance Sorciere was performed. In the holiday season, Universal Wonder Christmas was held from November 8, 2007 to January 6, 2008. Santa's Toy Party, a song and dance show performed by Santa Claus, reindeers and Christmas toys, made its debut this year as a new daytime Christmas show. A singing show White Christmas Carol, which is received well every year, was also performed. The Company also held 2008 Coming-of-Age Day Special Celebration Program (January 6, 2008 - January 20, 2008) for those who turn twenty years old during 2008, Universal Valentine (January 17, 2008 - March 2, 2008), and a seventh anniversary special music event with the theme "Graduation" (March 29 and 30, 2008). All these events were offered one after another to attract visitors, women and families in particular, by appealing to the needs and taste of the target segments.



<Universal Water Parade>



<Sorcier>



<Universal Wonder Christmas>

Marketing and Sales measures included Summer Twilight Pass (sold from July 14, 2007 to September 2, 2007) and Twilight Pass for Halloween and Christmas seasons from September 11, 2007 to January 6, 2008. These Twilight Passes, valid for admission after 3pm, were very popular among large number of guests. Collaboration with Corporate Marketing Partners and transportation facilities were also effective in attracting visitors. As a result, visitors using Regular Pass (admission ticket except for Annual Pass, mostly one-day ticket) totaled 5.961 million, achieving an increase by 1.5% from the previous year.

Annual Studio Pass Price Campaign was implemented from October 15, 2007 to January 31, 2008, during which Annual Studio Pass was offered at a special discount price. Sales from the campaign this year grew by 9% from the result of the same campaign in the prior year. From this year, Annual Pass issuance process was improved substantially by newly introduced face recognition system and increased pass sales on web site. This improved quicker process complete Annual Pass processing on the day of purchase, and therefore, those who bought Annual Pass at the park do not have to come back to pick up a completed pass at a later date. Because of this change, although the number of Annual Pass holder was increased, actual visitation by them was less, in the second half of the year in particular, and the total number of Annual Pass visitor in the year was 2.679 million or down by 5.1% from the previous year.

As a result of the above factors, annual number of visitors was 8.64 million, down by 0.7% from the previous year.

Sales were ¥73,158 million, up by ¥1,095 million or 1.5% from the previous year reflecting greater sales of Annual Pass, effect of ticket price increases implemented in July 2006, and strong sales of attraction priority access tickets in addition to the positive response to the measures for attracting guests and marketing/sales measures. Per cap sales was ¥7,815 yen, increased by ¥174, up by 2.3% from the previous fiscal year. Operating income was ¥8,402 million, up by ¥1,119 million or 15.4% from the previous year, reflecting improvement of gross margin rate on merchandise and food and beverage sales, effect of cost reduction, and smaller depreciation and amortization expenses due to progress of depreciation period.

Ordinary income was ¥7,028 million, up by ¥1,755 million or 33.3% from the same period of previous year. This is because of reduction in interest payment by decrease of debt.

Loss on disposal of fixed assets was dramatically decreased this fiscal year, because in the previous year loss from conversion of Western area to accommodate the Land of Oz themed area was recorded. Therefore, extraordinary loss was ¥256 million, down by 82.6% from the previous year.

As a result, net income for this fiscal year was ¥6,766 million, up by ¥2,972 million or 78.4% from the previous year.

(Forecast for the fiscal year ending March 31, 2009)

The Company is surrounded by external uncertainties such as soaring oil prices, US economy slowdown due to subprime loan crisis, appreciation of yen leading to fewer international tourists and yet to recover consumer confidence. Amid such circumstances and the possible backlash of the strong attendance effect of Hollywood Dream The Ride opened in March 2007, the Company is forecasting to generate the same level of visitors as in the previous fiscal year through a new attraction Fantastic World opened in March 2008, new Halloween and Christmas seasonal events in the second half of the year, and another new attraction scheduled to open in spring 2009.

Value-added products and services featuring unique theme park elements will be offered to drive retail and food/beverage sales. Such efforts will include retail products linked to marketing programs/events, items themed around new character, season-limited food venue, seasonal menu and character show in restaurant. With these initiatives to increase guest satisfaction as well as per capita spending, sales for the year is forecasted at 73.6 billion yen (up by 0.7% from the year ended March 2008).

In managing the business operation, the Company will continue placing top priority on safety of attractions, goods and food. High profitability will be maintained through constant pursuance of cost and investment efficiencies and controlled operation cost as well as projected reduction of depreciation expenses from initial investment for the theme park. Forecasted operating income is 11.1 billion yen (up by 32.6%), ordinary income 9.5 billion yen (up by 36.3%) and net income 7.4 billion yen (up by 9.4%).

(2) Analysis of Financial Position

The Company's Balance sheet was improved by reduced debt and increase of net assets. Debt equity ratio (Interest-bearing debt / Net Assets) was reduced to 1.2 times and financial standing was further strengthened. Efficient capital investment helped generate abundant cash, leading to the cash and cash equivalent increase by ¥10,529 million.

1. Assets, Liabilities and Net Assets

[Assets]

Total Assets as of March 31, 2008 were ¥130,511 million.
(Increased by ¥574 million from the end of the previous year)

Current assets were ¥37,279 million, increased by ¥10,685 million from the end of previous fiscal year due to increase in cash and deposits by ¥3,529 million and securities by ¥7,000 million
Fixed assets were ¥93,231 million, decreased by ¥10,100 million from the end of the previous fiscal year, due to progress of depreciation of theme park facilities.

[Liabilities]

Total liabilities as of March 31, 2008 were ¥81,854 million.
(Decreased by ¥5,086 million from the end of the previous fiscal year)
Total balance of debt as of March 31, 2008 were ¥58,900.

This was due to decrease in advances from customers by ¥1,001 million, mainly composed of Partnership Fee and Annual Pass revenue as they were recognized as revenue appropriately based on each accrued period. As a result, current liabilities were ¥24,425 million, decreased by ¥1,231 million from the end of the previous fiscal year.
Long-term liabilities were ¥57,429 million, decreased by ¥3,855 million from the end of the previous fiscal year. This was primarily due to reclassification of long-term debt to current portion.

[Net Assets]

Total Net Assets as of March 31, 2008 were ¥48,656 million.
(Increased by ¥5,661 million from the end of the previous fiscal year)

It was mainly due to increase in retained earnings by ¥5,146 million as a result of increase of net income, and therefore total net assets as of March 31, 2008 were ¥48,656 million, increased by ¥5,661 million.

2. Cash Flows

Cash and cash equivalents (hereinafter, "cash") as of March 31, 2008 were ¥32,449 million, ¥10,529 million up from the end of the previous year.

[Cash flows from operating activities]

Net Cash provided by operating activities was ¥19,553 million. (Up by 10.5% compared with previous fiscal year)

This was mainly due to increase of operating income due to larger sales and cost reduction, and decrease in interest payments because of refinancing (implemented in August 2006) and advanced repayment (implemented in March 2007) of long-term debt.

[Cash flows from investing activities]

Net cash used in investing activities were ¥2,868 million. (Down by 59.1% compared with the previous fiscal year)

This was mainly due to decrease of outflow for payments regarding acquisition of tangible fixed assets related to "Hollywood Dream The Ride" construction, whose investment amount was about 5.3 billion yen, in the previous year.

[Cash flows from financing activities]

Net cash used in financing activities were ¥6,231 million. (Down by 61.4% compared with the previous fiscal year)

This was due to substantial decrease of outflow for the repayment of long-term debt as a result of refinancing and advance payment implemented in the last year. Such outflow for this fiscal year was decreased substantially since this year's major components were repayment of long-term debt (¥3,500 million) and payment of cash dividends (¥1,616 million).

Trend in the cash flow indicators of the Company are as follows:

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007	Year ended March 31,2008
Shareholders' equity ratio (%)	5.5	20.1	33.1	37.3
Shareholders' equity ratio on market value basis (%)	–	–	84.6	113.6
Interest-bearing debt to cash flow ratio (%)	7.3	8.4	3.6	3.1
Interest-coverage ratio (times)	4.8	2.6	6.4	11.9

1. Calculation for each indicator is as follows:

Shareholders' equity ratio: Shareholders' equity / Total assets

Shareholders' equity ratio on market value basis: * Total market value of stock / Total assets

Interest-bearing debt to cash flow ratio: *** Interest-bearing debt / **Cash flows

Interest-coverage ratio: ** Cash flows / Interest paid

*Total market value of stock is calculated based on the number of the outstanding stocks except treasury stocks.

** The figures for cash flow are quoted from the amounts stated in the cash flows from operating activities.

*** Interest-bearing debt includes all debt listed on the balance sheet for which interest is being paid.

2. Shareholders' equity ratio on market value basis for the years ended March 31, 2005 and 2006 is not provided here since the Company's stocks were not listed until the year ended March 31, 2007.

(3) Basic Policy for Profit Distribution and Dividend

<Basic Policy for Profit Distribution>

The Company places significance on increasing shareholders' value and stable returning profit to them. The Company's basic policy is to pay dividends that are appropriate for its business performance in each year and for future business development, while maintaining necessary level of retained earnings for capital investments and reinforcement of the financial standing to enhance shareholder value in the long run.

< Dividend for the current period >

As for the current year, the Company has paid interim dividend of ¥750 per share on December 4, 2007, and has approved in its Board of Directors' Meeting on May 9, 2008, to pay year-end dividend of ¥750, which makes the annual total dividend amount to ¥1,500.

< Dividend for the next fiscal year ending March 2009 >

The Company continues to demonstrate its ability to deliver against its revenue plans and manage its costs to significantly increase its profits. The Company now has significant cash balance and cash flow generating capability to service its debt comfortably and to reinvest capital for new products to continue to enhance guest services.

In its commitment to return value to shareholders, the Company is announcing a new dividend policy targeting approximately 100% of net income to be paid out to shareholders.

Please note that the Company carries a net operating loss for tax purpose of ¥6.3 billion as of March 31, 2008, which can be appropriated for the fiscal year ending March 2009, net income for the year will be posted at a higher figure than normal figure after taxation.

The Company estimates this would result in a dividend increase from ¥1,500 to ¥2,800 yen per share for the fiscal year ending in March, 2009. Net income is adjusted for a hypothetical tax factor for this fiscal year.

4. Risk Factors

Major Risk factors as well as other important information are as follows. We operate in a continually changing business environment. The risks identified below or currently unforeseen risks may negatively affect our operations and the trading price of our common stock.

Statements in this section reflect the status at the time of submission of this financial report for Fiscal Year ended March 31. 2008, and forward-looking statements are based on our own judgement as of the date of the submission.

1. Structural Business Risks

(1) Attendance growth and composition of attendance

Our business is to operate theme park and related businesses. A large part of our revenue is generated from sales of admission tickets and attraction priority access tickets, parking fee and sales of retail and food products at venues in our theme park. Attendance at our park is an influential factor for our revenue.

Our historical attendance from the fiscal year ended March 31, 2004 are as shown in 2. – (1). We consider continuous attendance growth as one of the issues facing our company. Our attendance for attendance growth is to drive more repeaters in Kansai and greater Kansai area and raise awareness of our park in Kanto area and in overseas market to attract more visitors from these areas. If attendance does not grow as we planned, it may be affect our business results.

We offer basically two types of admission ticket to our park; regular pass and annual and other time-limited pass, which allow multiple entries to the park during the effective period. We develop strategy for sustainable attendance growth, aiming at a balance between increasing visit frequency of repeaters and increasing first-time visitors. As consumption behavior in the park differs between regular pass visitors and annual or other time-limited pass holders, our business result may be affected by attendance mix.

(2) Measure to increase sales per visitor

We aim at increasing spending per visitor through offering various operational services and developing retail and food products themed around new attractions. If these measures do not generate result as we planned, our business result could be affected.

(3) The loss of Corporate Marketing Partners could adversely affect our business

We have agreements with over 25 corporations to act as marketing partners in our corporate marketing partnership program. This program generates revenues directly through program fees and indirectly by promoting our theme park and increasing attendance. Program fees accounted for 7% of our revenues in the fiscal year ended March 31, 2008. Our contracts with marketing partners are generally for five-year or ten-year terms. If any of our marketing partners terminates or declines to renew its contract, or renews its contract at a reduced fee level, and we are unable to secure new marketing partners, our revenues could be adversely affected.

(4) The loss of key distribution channels for pass sales may reduce our revenues

Third party distribution channels such as travel agents, railway companies, convenience stores and partner hotels generate approximately 40% of our revenues from pass sales. Accordingly, the loss of any key distribution channel could have a negative effect on our pass sales.

(5) We are subject to the risks inherent in deriving substantially all of our revenues from one location

Substantially all of our revenues are derived from the operation of our theme park in Osaka. This dependence on operations at a single location subjects us to a number of risks, including, in addition to a natural disaster, terrorist attack or similar event affecting the Kansai area, prolonged or severe inclement weather in the Kansai, prolonged interruptions in public transportation access to our theme park due to strikes or accidents, or other events that could significantly reduce attendance at our theme park.

(6) Our facility and service

① Accidents occurring at our theme park or problems with the quality of our merchandise or food and beverage products could reduce attendance and negatively impact our operations

Some of our attractions feature moving vehicles, pyrotechnics, live animals and other potentially dangerous elements and, accordingly, there is a risk of an accident occurring. An accident or injury, or other safety issue at our theme park could adversely affect our reputation or attendance, require significant expenses to fix or replace the affected attraction or result in liability for damages to, or litigation with, customers. In addition, if any of our merchandise has faulty or dangerous parts or any of our food or beverage products are sold after their expiration dates or contain impurities, visitors could suffer injuries and the public perception of the safety of our park or our brand value could deteriorate.

We have recalled five kinds of retail products since the opening of our theme park. In each of the five cases, we took immediate actions such as suspending the sales of the subject items right after the issue came to our attention, reported to competent authorities, informed media entities and listing recall ad in newspapers.

② New attractions and other offerings may not contribute as we expect to increase attendance

Our ability to maintain and increase attendance depends to a significant extent on attracting repeat visitors. In the fiscal year ended March 30, 2008, we believe approximately four-fifth of our visitors were repeat visitors. New attractions are an important element in attracting repeat visitors, as well as new visitors. We also develop new attractions in order to try to meet changing consumer tastes and expectations. Developing new attractions requires significant spending and lead time, which may make it difficult for us to react quickly to changes in consumer tastes and expectations. We could also experience delays in opening new attractions, which could result in increased development costs and loss of expected revenue. In addition, any new attractions we introduce may not be as appealing as we anticipate and may not attract as many visitors as we expect. We may also need to significantly increase our spending on developing new attractions in order to continue to increase attendance. We also need to make significant expenditures to purchase media advertising and otherwise market our attractions and other offerings in order to build customer awareness. We may not succeed in doing so or may be required to expend more than we anticipated.

We also aim at offering retail items and food menus that satisfy changing taste and expectation of consumers. If newly introduced retail items and food products do not meet consumer taste and expectation or if we fail to price those products appropriately, our business result could be adversely affected.

(7) A deterioration in the brand image of Universal Studios or characters, other content or companies featured at our theme park could adversely affect our business

We rely to a significant extent on the "Universal Studios" brand name, the brand images of characters and other content we license from parties other than subsidiaries of NBC Universal and the brand images of our corporate marketing partners, to attract visitors and sponsors and otherwise conduct our business. Any negative incident or negative publicity concerning NBC Universal or any of its subsidiaries, us or any of the characters or companies featured at our theme park could adversely affect our reputation and business. For example, an accident or other adverse event at any theme park owned or operated by, or under license from any subsidiary or affiliate of NBC Universal that raises issues relating to the safety, quality or reliability of attractions, services or merchandise at Universal Studios theme parks could have an adverse effect on attendance at our theme park and our business. Similarly, misconduct by our management or other employees or those of any subsidiary or affiliate of, or supplier to, NBC Universal could harm the Universal Studios image and adversely affect our business.

2. Risk Related to Business Performance and Financials

(1) Business Results of recent years (Million yen)

	FY2003	FY2004	FY2005	FY2006	FY2007
	April 1, 2003 through March 31, 2004	April 1, 2004 through March 31, 2005	April 1, 2005 through March 31, 2006	April 1, 2006 through March 31, 2007	April 1, 2007 through March 31,2008
Sales	71,250	70,059	68,267	72,062	73,158
Operating Sales	33,303	33,763	33,187	36,908	38,184
Merchandise Sales	19,383	18,939	18,168	18,595	18,516
Food and Beverage Sales	12,676	11,345	10,759	10,956	10,816
Other	5,887	6,011	6,152	5,601	5,640
Operating Income or Loss	(1,751)	73	1,494	7,283	8,402
Ordinary Income or Loss	(5,068)	(3,151)	(582)	5,273	7,028
Net Income or Loss	(5,204)	(5,172)	(4,634)	3,793	6,766
EBITDA	13,699	16,312	17,145	21,286	21,981
Capital stock	40,000	40,000	52,500	30,938	31,182
Net Assets	13,481	8,308	28,674	42,995	48,656
Assets	169,560	152,054	142,833	129,937	130,511
Attendance (thousand)	9,889	8,100	8,314	8,698	8,640
Regular Pass	5,625	6,139	5,713	5,876	5,961
Annual Pass	4,264	1,961	2,601	2,822	2,679

Note: 1. EBITDA: Operating Income plus depreciation and amortization expenses included in cost of goods sold and selling, general and administrative expenses.

2. Sales does not include consumption tax.

3. Financial statements for FY 2004, 2005, 2006 were audited by KPMG AZSA and Co. in accordance with the Article 193-2 of Securities and Exchange Law. Financial statements for FY2003 have not been audited in the said manner.

4. Operating Sales includes admission ticket sales. Other sales include fee from Corporate Marketing Partners.

5 We recorded Net Loss in FY 2003, 2004 and 2005 mainly due to depreciation and amortization of initial construction cost, labor cost for theme park operation, land rent and interest payment for borrowings. Details for each year are shown below. Note regarding going-concern premise was attached in FY2003 and 2004.

FY2003: Limited time pass (good for unlimited park entry during the effective period) was introduced that led to increase in attendance but also caused decline of ticket revenue and merchandise sales. The reduced sales was not enough to cover depreciation/amortization expenses and labor cost, and we recorded Ordinary Loss and Net Loss.

FY2004: Operating Sales increased slightly after expiration of the limited time pass and growth of regular ticket visitors. Sales dropped, however, due to smaller spending in park for retail and food because of loss of the limited time pass users. Breakeven point was improved and Operating Income was recorded as a result of reviewing retail and food products, improving cost of goods by switching to different suppliers of goods and food, reducing cost for outsourcing, sales promotion, land rent, maintenance as well as streamlining labor cost. Ordinary Loss was recorded, however, due to interest payment, and Net Loss was recorded as a result of cost incurred for restructuring measures including early retirement programs.

FY2005: Attendance increased by repeaters using Annual Pass (good for unlimited entry for one year) but Sales declined due to smaller number of regular pass visitors. Operating Income increased as a result of cost improvement through head count reduction, shifting outsource maintenance to in-house workforce, and revising land rent. Ordinary Loss and Net Loss were recorded as a result of interest payment and refinance cost.

(2) Our business result fluctuates by season

In the forth quarter (January – March), our park attendance tends to be low because of cold winter weather. At the same time, expenses tend to be larger in Q4 because of, in addition to monthly depreciation, labor and rent, advertising spending geared toward spring break season, large-scale annual maintenance cost by closing certain attractions and production cost for new attraction/show to be introduced from spring break. In Q4 of the fiscal year ended March 31, 2007 and In Q4 of the fiscal year ended March 31, 2008, sales was not large enough to cover the operating expenses and we recorded Operating Loss. This quarterly trend could continue.

(Million yen)

	FY2006					FY2007				
	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	4Q	Full Year
Sales	15,590	19,706	20,842	15,922	72,062	16,825	20,350	20,575	15,406	73,158
Gross Profit	2,565	5,376	6,229	2,739	16,911	4,065	6,089	6,111	2,171	18,439
Operating Income or Loss	364	2,936	4,021	(38)	7,283	1,633	3,507	3,702	(441)	8,402
Ordinary Income or Loss	(197)	2,585	3,600	(715)	5,273	1,614	3,083	3,356	(1,025)	7,028
Net Income or Loss	(514)	1,913	3,484	(1,089)	3,793	1,609	3,075	3,304	(1,222)	6,766
EBITDA	4,056	6,380	7,453	3,395	21,286	5,130	6,862	7,055	2,933	21,981

Note: Quarterly financial statements for FY 2006 and FY2007 have not been audited.

(3) Our labor costs could increase and we may not be able to meet our fluctuating labor needs on satisfactory terms

Our labor needs fluctuate widely both seasonally and day-to-day based on the number of expected visitors. We rely on a large number of part-time and temporary employees, particularly students, and we may not be able to obtain the necessary number of part-time and temporary employees, especially during peak periods. As demand for labor in Japan continues to strengthen with the recovery of the economy, we may not be able to attract part-time and temporary employees with appropriate skills and on the same terms as we have in the past. Our labor costs could also increase if changes in employment or social welfare laws or competitive pressure require us to provide higher levels of benefits to part-time and temporary employees. In addition, failure to attract high quality part-time and temporary employees or adequately train our part-time and temporary employees may result in customer dissatisfaction or other problems for our operations.

Most of our non-executive employees belong to a labor union. While we believe that our labor relations are excellent, we could experience labor relations problems, such as strikes, in the future.

In addition, we outsource certain of our maintenance, cleaning, security, information systems and other operations to third parties. If the costs of these services increase, our results of operations could be adversely affected.

(4) If we do not accurately predict visitor levels, we may generate lower operating profits than expected

We determine employment staffing levels and merchandise, food and beverage inventory levels for our stores and restaurants based on our independent estimates of the number of expected visitors. It is difficult to predict visitor levels and they are subject to the weather and economic and other factors, many of which are outside of our control. If visitor levels are below our estimates, we will have surplus staffing and inventory, which could increase our costs. Similarly, if visitor levels are above our estimates, we could be understaffed which could in turn increase the risk of accidents, lead to poor guest service or cause other problems. In either case, a failure to accurately predict visitor levels could adversely affect our operating profit, as well as our reputation and attendance.

(5) We may not be able to obtain adequate insurance for our business

We maintain insurance of the type and in amounts that we believe are commercially reasonable and that are available to businesses in our industry. However, our insurance may not be adequate to cover losses or liability for accidents occurring at our theme park, claims for environmental damage to the land on which our theme park is located, or other liabilities. We renew our insurance policies annually. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks, such as earthquakes.

(6) Tax burden in future

In the Board of Directors meeting held on August 10, 2006, and at the extraordinary shareholders' meeting on September 13, 2006, reduction of capital stock to eliminate capital loss was approved with the aim of achieving healthier financial standing and enabling capital-related measures in future. There remains no carried-forward deficit on our balance sheet. Our company had deferred tax assets of about ¥6 billion as of March 31, 2008, because of which income tax did not incur. If our business continues steady growth and the deferred tax assets are eliminated, our tax payment could increase and Net Income and cash flow may be affected.

(7) Tangible Fixed Assets

In theme park business, tangible fixed assets including attraction facilities shares large portion of assets, and our business results are influenced by depreciation of fixed assets.

①Depreciation expenses

We constantly make capital investment in new attractions, and our business results could be influenced by the depreciation of attraction facilities and other tangible fixed assets.

②Impairment of tangible fixed assets

We have adopted accounting for the impairment of fixed assets from the fiscal year ended March 31, 2006. The value of our fixed assets could be written down in future if impairment of our assets is judged necessary when the profitability of the assets is low and recovery of investment in the assets is not expected including insufficiency of cash generated from the assets.

The entire theme park facility is the subject of such impairment. Individual facility in the park could also be impaired when it is considered unutilized assets. Recognizing idle assets could adversely affect our financial standing and business results.

(8) Our high level of indebtedness

Although we have reduced our total indebtedness in recent years, we continue to have a high level of debt. As of March 31, 2008, our total indebtedness was ¥58,900 billion and total assets ¥130,511 billion. Risks related to indebtedness are shown as below.

① We are subject to interest rate risk

As of March 31, 2008, our loan liability of ¥34,900 billion is with floating rate. We are using interest swap contracts to hedge the interest risk, but we recorded hedging loss of ¥987 million in the fiscal year ended March 2006. Impact of interest rate in future on our borrowing with floating rate and future funding and hedging could affect our financial standing and business results.

② Our financial and operating activities are limited by restrictions contained in the terms of our financing

We entered into a syndicated loan agreement on August 10, 2006, with Sumitomo Mitsui Banking Corporation, Development Bank of Japan, Goldman Sachs Ltd., and Nomura Capital Investment. The amount of loan under the agreement is ¥54,400 million (including revolving loan facility up to ¥5,000 million). Pursuant

to this agreement, we refinanced the entire then existing senior loan as of August 18, 2006.

The syndicated loan agreement imposes significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain types of transactions, including the following:

- incurring additional indebtedness;
- entering into finance leases;
- creating liens on our assets;
- share repurchases;
- capital reductions;
- selling assets;
- engaging in mergers or acquisitions; and
- making investments and capital expenditures.

Further, under our syndicated loan agreement, we are required to comply with specified leverage and debt service coverage ratios.

Although we are currently in compliance with all of these financial covenants and restrictions, events beyond our control, such as weather and economic and industry conditions and other events discussed in this "Risk Factors" section, may affect our ability to continue complying with them. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

If we breach any of the covenants contained in our syndicated loan agreement, the principal of and accrued interest on the applicable debt would become due and payable. In addition, any such default could constitute a cross-default under the instruments governing our other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy our debt obligations, which would have a substantial material adverse effect on our ability to continue as a going concern. We may not be able to comply with these restrictions in the future and our compliance may cause us to forego opportunities that might otherwise be beneficial to us.

3. Risk Related to Executives

(1) The loss of key personnel could hurt our operations

Our success depends in part upon the continuing contributions of our executive officers, Glenn Gumpel, our President and Chief Executive Officer, in particular. The complete or partial loss of their services could adversely affect our business. Mr. Gumpel has extensive experience in the theme park industry and has been instrumental in formulating and executing our business strategy. Although Mr. Gumpel has agreed to continue to serve as our President and Chief Executive Officer through June 2009, we may not be able to retain his services or find adequate replacements for him in the event that we were to lose his services due to emergence of extreme difficulty for his continued service in our company or his mid-term resignation.

(2) Management Service Agreement with Directors

We have adopted a highly incentive-driven compensation scheme for our management to hire or retain strong management members. Compensation scheme and payment timing are provided individually in the agreement with each full-time director.

With Mr. Glenn Gumpel, in particular, we have entered into a management service agreement upon his taking office as President and Chief Executive Officer, and his compensation scheme is provided in the agreement based on proposal by Compensation Committee comprising outside directors.

We have also entered into a management service agreement with Yoshikazu Maruyama, who serves as a director, for his involvement in the management of our company, and his compensation scheme is provided in the agreement.

Payment of compensation to Messrs. Gumpel and Maruyama and other full-time directors could affect the business result of our company.

4. Risk Related to Department General Managers

As of the date of submission of this financial report for Fiscal Year ended March 31, 2008, we have five senior managers serving on multiple-year contract as General Managers for Marketing, Merchandise, Entertainment, Technical, and Finance and Accounting Departments. These departments have significantly important in our business operation.

In order to retain strong talent, we have hired senior managers for department head posts on term contract reflecting skill set, labor market and treatment at previous job.

We aim to continue hiring, retaining and developing strong talent. If retention and development of manpower does not succeed as we plan, out business operation could be disturbed.

5. Risk Related to External Environments

(1) Weak economic conditions in Japan could adversely impact our attendance and revenues

Attendance at our theme park is heavily dependent upon consumer spending on travel and other leisure activities. Because this type of consumer spending is discretionary, it is usually the first type of spending to be curtailed by consumers during economic downturns. In the fiscal year ended March 31, 2008, approximately 90% of our visitors came from Japan, and we expect that a significant percentage of our visitors will continue to come from Japan in the future, making us particularly sensitive to domestic economic conditions. Any substantial deterioration in general economic conditions, increases in the cost of travel or other events that diminish consumer spending could reduce attendance at our theme park and accompanying sales of merchandise and food and beverages.

(2) The expected decrease and aging of the Japanese population could adversely affect our ability to increase or maintain our attendance

The birth rate in Japan has been declining, with the fertility rate for calendar year 2006 significantly lower than the replacement rate, according to Japan's Ministry of Health, Labour and Welfare. As a result, Japan's population began declining in 2006. According to Japan's National Institute of Population and Social Research, demographic trends indicate that Japan's population will decrease from almost 128 million in 2006 to 115 million in 2030, and the population aged between five and 49, our primary customer target segment, will decrease from over 68 million to 49 million over that same period. These trends could have a long-term adverse effect upon our ability to increase or maintain our attendance.

(3) Weak economic conditions in the Kansai Area

Our business is and will continue to be influenced by local economic and other conditions affecting the Kansai area and surrounding region, which accounted for approximately two thirds of our visitors in the fiscal year ended March 31, 2008 and which we expect to account for a significant percentage of our visitors in the future. Decline in target consumer segment residing in Kansai area could adversely affect attendance at our theme park.

(4) Weak economic conditions in Japan's neighboring countries, unfavorable international relations between Japan and those countries and other factors could adversely impact attendance by foreign visitors

Approximately 10% of our visitors came from foreign countries in the fiscal year ended March 31, 2008, and we intend to try to increase the number of foreign visitors in the future. We believe that a majority of our foreign visitors currently travel from Hong Kong, South Korea and Taiwan, and visitors from mainland China are increasing. Unfavorable economic conditions in a foreign country that accounts for a significant percentage of foreign visitors to our theme park could reduce our attendance. Also, if the yen were to strengthen against the currency of any of those countries, travel to Japan could decrease and adversely affect our attendance. In addition, instability in international relations between Japan and those countries, or travel restrictions imposed on visitors from those countries, could adversely affect our attendance. Similarly, if airlines reduce the number of flights to Japan, particularly to western Japan, fewer foreigners may visit the Kansai area and our attendance could be adversely affected.

(5) Interruptions in public transportation access to our theme park

Most of the visitors to our theme park come by car, train, air, bus and other public transportation. Interruptions in public transportation access to our theme park due to strikes or accidents could reduce attendance at our theme park. A significant number of our visitors use train lines operated by West Japan Railway Company, or JR West, and a strike, accident or other disruption affecting these lines could significantly reduce attendance at our theme park.

(6) It is difficult to predict changes in consumer tastes for entertainment, recreation and leisure activities

If there is a decrease in interest in theme parks in general as compared to other forms of entertainment, recreation and leisure activities, attendance at our park could be adversely affected.

(7) Bad weather on peak days could adversely affect our attendance

Our theme park is largely uncovered and a number of our attractions are outdoors. As a result, bad weather such as rain or snow, and extremely hot or cold temperatures, adversely affect attendance at our theme park.

(8) Natural disasters, terrorist attacks, infectious diseases or similar events beyond our control could adversely affect our business

Attendance at our theme park is dependent on the environment for leisure travel and tourism locally, nationally and internationally. The environment for leisure travel and tourism in the Kansai area, Japan and Asia could be adversely affected by a variety of events beyond our control. A natural disaster, terrorist threat or attack, outbreak of an infectious disease or medical epidemic, such as severe acute respiratory syndrome, or SARS, or avian influenza, or bird flu, or similar event directly affecting the Kansai area could have a material adverse effect on our business. For example, Japan has historically been prone to large earthquakes and severe typhoons, and an earthquake or typhoon in the Kansai area could require repair or replacement of damaged attractions and their temporary or permanent loss from service, as well as lead to claims for damages by injured customers.

A natural disaster, terrorist threat or attack, outbreak of an infectious disease or medical epidemic or similar event that occurs in Japan, including outside the Kansai area, or Japan's neighboring countries could also adversely affect our business by discouraging consumers from travel and other leisure activities in public places, thereby reducing attendance at our theme park.

(9) We are subject to foreign exchange risk and could incur additional expenses if the yen weakens against foreign currencies

Although all of our revenue is yen-denominated, some of our expenses, such as capital expenditures incurred in connection with developing new attractions and certain costs for existing attractions, licensing fees, merchandise and services, are denominated in foreign currencies, primarily U.S. dollars. A portion of this exposure is not hedged and, accordingly, if the yen weakens against the dollar or other currencies in which we have obligations, our expenses will increase.

6. We compete with numerous entertainment alternatives

Our theme park competes with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and international and domestic vacation travel. We also compete with annual and seasonal events held in Japan and elsewhere in Asia, such as the World Expo held in Aichi, Japan from March through September 2005. The principal competitive factors of a theme park include location, price, scale, ease of access, the uniqueness and perceived quality of the attractions, the attractiveness of themed environments, entertainment and street characters and other themed elements, the atmosphere and cleanliness of the park and the quality of its food, entertainment, and adjacent facilities, including hotels.

Although there are numerous theme, water and amusement parks in the Kansai area, there are currently no parks in the Kansai area with a scale as large as ours. If a large-scale park were to open in that area, we would face increasing competition for customers. We also compete with other sightseeing destinations in the Kansai area,

such as the historical cities of Kyoto and Nara.

In addition to competition in Kansai area, we face competition in attracting visitors from Tokyo and other parts of eastern Japan, from Tokyo Disney Resort™, in particular.

We compete with other attractions in Asia for overseas visitors. There have been recent increases in theme park, resort and casino developments in other parts of Asia, such as Hong Kong Disneyland®, which opened in September 2005. It was also announced that two Asian-based companies will be constructing a Universal Studios theme park in Singapore under license from NBC Universal, Inc., which is expected to open in 2010. Furthermore, NBC Universal has entered into an option agreement with a company in South Korea pursuant to which that company has been given an exclusive right, for a limited period of time, to meet certain requirements, including securing funding and an appropriate site, that are necessary to develop a Universal Studios theme park in South Korea. These developments in the theme park, resort and casino industries outside Japan and the restrictions on our ability to market outside Japan, together with the relatively high cost of travel to and within Japan, present challenges to increasing our number of overseas visitors.

If public interest in the types of attractions we offer decreases in comparison to the types of attractions at other theme, water and amusement parks, or if there is a decrease in interest in theme, water and amusement parks in general as compared to other forms of entertainment, recreation and leisure activities, our business could be adversely affected.

7. Negative Impact due to Accidents of Another Park

An accident, injury or other problems with safety at another park could reduce our attendance by discouraging consumers from visiting amusement parks in general.

8. Risks Related to the Land

(1) We do not own the land on which our theme park is located, and we may not be able to continue to lease the land on favorable terms or at all

We do not own the land on which our theme park is located. We lease 33.6 hectares from six companies (Hitachi Zosen Corp., Sumitomo Corp., Sumitomo Metal Industries Ltd., West Japan Railway Co., Gas and Power Investment Co. and Nisshin Steel Co.) and 20.4 hectares from the City of Osaka. We paid an aggregate of ¥2,978 million in rent in the fiscal year ended March 31, 2007, for the land on which our theme park is located, and ¥3,029 million in the fiscal year ended March 31, 2008. Changes to the terms of the leases could impair our operations, and increases in the rents could have an adverse effect on our results of operations.

All the land on which our theme park is located is the subject of Osaka City Urban Planning Project Konohana West Coastal Area Land Re-adjustment Project, and disposal of replotting for the land was finalized at the end of March 2007. We paid settlement money of ¥622 million incurred from the land replotting in September 2007 and recorded the same amount as leasehold. In the same month, we filed a law suit at the Osaka District Court to nullify the decision of the disposal of land replotting that requires us to bear the above-mentioned settlement money. After the disposal of land replotting, City of Osaka continues reserving the majority of formerly reserved land (17.1 hectares) and owns a part (1.5 hectares). We entered into an agreement with the City on June 1, 2007, for 2- years to establish leasehold for our business premises for a long term. The amount of the land rent is fixed until March 2010 and will be renewed every three years afterward. Increase in the rents due to change in the City's ordinance for assets could have an adverse effect on our results of operations.

(2) The term of our leases with the city of Osaka

The term of our leases with the City of Osaka extends until 2027 under a 20-year leasehold for business premises and 2049 under a 50-year general leasehold, to be renewed every three years and every year respectively. Until the end of Fiscal Year 2005, we have paid a relatively low level of rent in part because the City of Osaka was our largest shareholder before August 2005 and invited Universal Studios to develop our theme park. Our rent to the City of Osaka increased in the fiscal year ended March 31, 2007 compared to the prior fiscal year, and our results of operations for the fiscal year is adversely affected. We may have to pay higher rent in the future due to change in the City7s ordinance for assets, which could adversely affect our

results of operations.

(3) The terms of our leases with the six companies

The terms of our leases with the six companies extend until either 2021 or 2048. For the fiscal year ended March 31, 2006, we negotiated with these companies to pay rent levels lower than those called for under the terms of the leases. We negotiated and reached agreement with two companies to change the rent from the fiscal years ended March 31, 2007 to the year ending March 2010, and reached agreement with Nisshin Steel to change the rent for the fiscal year ended March 31, 2007 and following years. The rent with the other three companies was reduced by arbitration concluded on September 1, 2006. Although rent with each of the six companies was lowered from those called for under the term of the leases, rent levels paid for the fiscal year ended March 31, 2007 and following years were raised from those paid for the previous year. If our rent increases in the fiscal year ending March 31, 2012 (2008 in case of Nisshin steel), it could have a material adverse effect on our results of operations.

(4) We could experience significant operational if the land on which our theme park is located becomes unstable

Our theme park is located near Osaka's waterfront, near the Port of Osaka. If the land on which our theme park is located were to sink, rise or otherwise become unstable, we could experience operational difficulties or incur significant remediation costs.

(5) We could experience incur significant expenses if the land on which our theme park is found to be contaminated

A portion of the land on which our theme park is located was used until 1989 for the disposal and storage of industrial waste. During the construction phase of our theme park, the soil and the water quality were inspected and environmental protection measures were taken to confirm the safety of theme park visitors and local residents. We recognize that it is safe to operate a theme park on the land.

However, If this land were to be found to be contaminated and caused damage to our theme park visitors or local residents, we could incur significant environmental clean-up costs and other environmental damage claims.

9. The attractiveness of our theme park is influenced by facilities adjacent to our theme park that we do not own or operate, and deterioration in the quality or appeal of these facilities may adversely affect our business

Our theme park is adjacent to Universal CityWalk Osaka™, a dining and shopping complex with approximately 25 restaurants and approximately 20 shops as well as four hotels and other visitor services. These facilities uses intellectual properties sublicensed by us, under the license agreements between our company and Universal Studios Inc. and Universal City Studios LLLP. for the operation of Universal CityWalk Osaka™ and hotels except for Hotel Nikko Bayside. (The facility owned by Sogo Shoji Co. and formerly operated as Hotel Nikko Bayside until March 31, 2008, will be operated by Hotel Keihan Co. as Hotel Keihan Universal Tower, which will be an official hotel of Universal Studios Japan.) These facilities were constructed primarily to service our visitors. Together with our theme park, these facilities constitute a travel destination for many visitors. Any deterioration in the quality or appeal of the services they provide, or negative publicity concerning them, may reduce the attractiveness of our theme park as a travel destination and adversely affect our attendance. In addition, we could incur liabilities to third parties due to the use by these facilities of our trade name.

10. We may not be able to adequately maintain our right to use the intellectual property in the themed elements in our attractions that we license from parties other than subsidiaries of NBC Universal and our attractions may use technology that unintentionally infringes upon third parties' intellectual property rights

In addition to subsidiaries of NBC Universal we rely on a number of third parties that license us the right to use their intellectual property in themed elements in attractions, food and beverages and merchandise. Our continuous use of themed characters and elements, as well as our ability to introduce new themed characters and attractions, is dependent upon our ability to obtain and maintain intellectual property licenses granting us the rights to use those characters and elements. In addition, many of our attractions use technology protected by patent and other intellectual property rights owned by third parties, and some of our attractions may use technology that

unintentionally infringes upon third parties' intellectual property rights.

Our failure to protect our existing intellectual property rights or our infringement of the intellectual property rights of third parties may result in our loss of those rights or require us to make significant additional payments to third parties for infringing their intellectual property rights. The loss of the right to use a particular themed element or technology would mean that we would not be able to operate the attractions that utilize the relevant element or technology. This may require us to re-theme those attractions or take the relevant attractions out of service, which could reduce interest in our theme park, particularly if one of our more popular attractions is involved, and could require significant capital expenditure. Even if we do not infringe the intellectual property rights of third parties, we could incur significant expenses defending against alleged infringements and could be required to temporarily cease operating an attraction while litigation is pending, which could reduce interest in our theme park. In addition, the loss of intellectual property rights we use in popular food and beverages or merchandise could adversely affect our results of operations.

11. We are subject to various regulations and, if we violate any of these regulations, our reputation or business could be adversely affected

Although there is currently no law specifically governing the operation of theme parks in Japan, we are subject to various laws and regulations, including the following:

- safety laws that set forth minimum safety standards of pyrotechnics storage and regulate procedural aspects concerning the usage of pyrotechnics and other hazardous materials used in our attractions;
- safety laws in connection with the prevention of fires and other accidents, which set forth installation criteria concerning firefighting equipment, boiler facilities, oiling facilities, high pressure gas facilities, electronic facilities and other equipment and facilities in our theme park;
- laws for land readjustment projects;
- construction codes
- food safety laws that regulate, in connection with the protection of public health, our food and beverage products, the examination procedures on our food and beverage products, standards for food containers, food labeling, food advertising and other sanitation matters at our theme park;
- consumer contracts law;
- personal information protection laws that regulate our use and control of personal information, including in connection with our annual pass holders and fan club members.

Some of these laws and regulations subject us to approval or other government licensing requirements. If we violate any of these laws or regulations, we could be subject to civil or criminal penalties, we could incur significant remediation costs, and our reputation or business could be adversely affected. For example, in 2003, we were sanctioned for using pyrotechnic materials in one of our attractions in a manner that did not conform to our permit to use those materials. We believe this incident had a negative effect on our reputation and any future safety issues could adversely impact our operations. In addition, we could incur additional costs of compliance due to changes in these laws or if Japan enacts a comprehensive law governing the operation of theme parks.

12. Lawsuit

If a lawsuit is filed in relation to the safety of our theme park or the use of intellectual property In the course of operating theme park, our business result, financial status, sales and marketing activity and social reputation could be adversely affected.

13. Risks related to Universal Group

(1) Outline of NBC Universal

We term Universal Studios Inc., Vivendi Universal Entertainment LLLP., Universal Studios Entertainment Japan Investment Company LLC., Universal Studios Recreation Japan Planning Services LLC., Universal City Studios LLLP. and Universal Studios Enterprise Japan Co. as "Universal Group".

Universal Studios Inc. is funded by NBC Universal, a media and entertainment company which develops, produces and markets entertainment, news and other contents.

Universal Parks and Resorts is theme park business division of Universal Studios Inc. and controls

Universal Studios Hollywood in California and Universal Studios Florida in Orlando, Florida. We operate Universal Studios Japan under license from NBC Universal. Merger, acquisition or business transfer of NBC Universal could affect the use of intellectual properties licensed to us.

(2) We rely on our licensing agreements and other arrangements with subsidiaries of NBC Universal in the conduct of our operations, and any dispute with respect to, or termination of, these arrangements could have a material adverse effect on our business

On March 30, 1998, we entered Definitive Agreement with Universal Studios Inc., whose rights under the agreement were later transferred to Vivendi Universal Entertainment LLLP., regarding the operation of Universal Studios Japan. The definitive agreement was signed before the opening of our theme park and contained restrictive provisions for designing and construction procedures, management, organization and personnel structures, business development and annual budget control. These restrictions were revised and mitigated to better suite the current status of operation when Amended and Restated Definitive Agreement was signed on August 10, 2006. The definitive agreement is an important license agreement that provides foundation for our business of operating Universal Studios Japan, and any change in the terms and conditions of the agreement could have material impact on our business results.

Under the definitive agreement, Universal Studios Inc. and its subsidiaries may terminate the definitive agreement if any "Universal Competitor" acquires directly or indirectly more than 25% of our capital stock or voting rights for the purpose of changing or influencing the control of our company. "Universal Competitor" means The Walt Disney Company; Oriental Land Co., Ltd. (including Tokyo Disneyland and Tokyo Disney Sea); News Corporation (including 20th Century Fox); Sony Corporation; Time Warner, Inc.; CBS Corporation (including Paramount Parks); Viacom, Inc. (including Paramount Pictures and DreamWorks L.L.C.); DreamWorks Animation L.L.C.; Metro-Goldwyn-Mayer, Inc.; Six Flags, Inc.; Anheuser-Busch Companies; Cedar Fair, L.P.; The Tussauds Group; Palace Entertainment; Merlin Entertainments Group (including the Legoland parks); Samsung Everland Co., Ltd.; Lotte Group; Yokohama Hakkeijima Sea Paradise; Ocean Park Corporation (Hong Kong); Nagashima Kanko Kaihatsu Co., Ltd. (Nagashima Spa Land); any successors to affiliate of any Entertainment Business of any of the foregoing. This provision is not meant to be a countermeasure to hostile merger and acquisition but can have a substantial effect to prevent merger or acquisition by a competitor. These subsidiaries may also terminate the definitive agreement if our company lost right to occupy part of the land to operate our theme park and incur significant adverse effect on operation. Such termination could have significant adverse effect on our business.

(3) Transactions

Based on the Amended and Restated Definitive Agreement (or Definitive Agreement prior to August 9, 2006), we pay a certain percentage of our sales to Universal Group companies as royalty. The royalty is determined based on royalty the Universal Groups receive from their other licensed theme parks. Other transactions with Universal Group company include fee for construction of new facilities, various researches and legal support fees, operation fee and compensation for seconded employees, amounts of which are as shown below.

(Million yen)

Company name / Transaction Detail	Transaction Amount				
	FY2003	FY2004	FY2005	FY2006	FY2007
Universal City Studios LLLP.					
Royalty	5,430	5,323	5,172	5,485	5,521
Legal support fee	8	27	145	3	—
Refund of development costs	—	—	—	—	147
Universal Studios Recreation Japan Planning Services LLC.					
Fee for construction of new facility	3,666	—	142	385	5
Operation fee	215	173	68	21	15
Settlement of fee for seconded employees	314	296	235	56	—
Universal Studios Recreation Japan Supervision LLC.					
Fee for construction of new facility	768	—	—	—	—
Operation fee	90	33	—	—	—
Settlement of fee for seconded employees	89	56	—	—	—
Universal Studios Enterprise Japan LLC.					
Settlement of fee for seconded employees	—	19	79	15	—

Consumption tax is not included in these figures.

14. Risks Related to Shareholders

(1) The City of Osaka

The City of Osaka played a primary role in inviting Universal Studios Japan to Osaka with the expectation that the park will be a key facility as the city aimed at developing as an international tourism city. With this background, our company has transactions with the city including land lease, equity participation and loan of fund for attraction and other facility investment. As of March 31, 2008, the City of Osaka holds 9.24% of our outstanding common shares (dilution due to stock option not reflected).

We have loan from the City and Osaka City Development Corp. and borrow land from the City, transaction amounts of which are as shown below. The borrowing from Osaka City Development Corp. was transferred to Nomura Capital Investment Co. on June 29, 2007.

(Million yen)

Company name / Transaction Detail	FY2003		FY2004		FY2005		FY2006		FY2007	
	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance
The City of Osaka										
Borrowing of construction fund	3,000	13,000	3,000	16,000	—	16,000	—	16,000	—	16,000
Payment of interest	329	—	344	344	393	—	356	—	356	—
Payment of land rent	712	—	712	712	712	—	950	—	950	—
Osaka City Development Corp.**										
Borrowing of operation fund	2,000	7,000	—	7,000	—	7,000	—	7,000	—	—
Payment of interest	101	34	141	176	135	—	139	—	38	—

* Consumption tax is not included in "amount" and is included in "Ending Balance".

** The City of Osaka owns 81.8% of shares of Osaka Development Corp.

(2) Goldman Sachs Group

Crane Holdings Ltd., a subsidiary of Goldman Sachs Group Inc., is the largest shareholder of our company as of March 31, 2008, holding 41.06% of our outstanding common shares (dilution due to stock option not reflected). As they hold more than 40% of the voting rights at our shareholders' meeting, if their change their policy for our company, it could have significant influence on our business.

①Relationship

Two out of our thirteen Directors (including four statutory auditors) concurrently serve for Goldman Sachs Group Inc. as of March 31, 2008. (Ankur Sahu concurrently serves Managing Director of Principal Investment Area, Goldman Sachs Group Inc. and Kenichiro Kagasa as Vice President of Principal Investment Area, Goldman Sachs Group Inc.)

②Principal Transactions with Goldman Sachs Group

(Million yen)

Company name / Transaction Detail	FY2003		FY2004		FY2005		FY2006		FY2007	
	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance
Crane Holdings Ltd.										
Infusion of capital	–	–	–	–	20,000	–	–	–	–	–
Goldman Sachs Group Inc. *										
Borrowing of fund	–	–	–	–	–	–	14,000	–	–	–
Payment of refinance cost	–	–	16	5	418	–	177	–	–	–
Payment of interest	–	–	–	–	–	–	82	–	–	–
Goldman Sachs Credit Partners										
Borrowing of fund	–	–	–	–	2,975	–	–	–	–	–
Payment of interest	–	–	–	–	11	–	–	–	–	–

* Consumption tax is not included in "amount".

** Founded in October 2006 as a result of transfer of business.

(3) Development Bank of Japan

As of March 31, 2008, Development Bank of Japan holds 10.26% of our outstanding common shares through DBJ Value Up Fund (dilution due to stock option not reflected).

One out of our thirteen Directors (including four statutory auditors), Kazuhiro Takahashi, serves concurrently as General Manager, Planning Dept. for Investment Banking, Development Bank of Japan. Principal transactions between our company and DBJ as follows:

(Million yen)

Company name / Transaction Detail	FY2003		FY2004		FY2005		FY2006		FY2007	
	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance	amount	Ending balance
Development Bank Of Japan										
Borrowing of fund	–	37,930	–	34,590	–	27,440	–	16,200	–	15,280
Payment of refinance cost	–	–	–	–	1,090	–	167	–	–	–
Payment of interest	936	418	846	375	650	253	494	152	414	182
DBJ Value Up Fund										
Infusion of capital	–	–	–	–	4,999	–	–	–	–	–

* Consumption tax is not included in "amount" and is included in "Ending Balance".

(4) Sales of stock by major shareholder

Sales of our stock held by the City of Osaka, Crane Holdings Ltd., DBJ Value Up Fund and any other major shareholder may adversely affect the market price of our common stock.

15. If we are unable to protect our customers' personal information, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed

In connection with sales of annual passes and memberships in our fan club, we keep and manage personal information obtained from our customers. We have systems in place to control personal information of our customers by keeping access log and enhancing security systems. We also focus on improving internal control and internal rules, providing training for employees. Despite all these measures, there could be risk of customers' personal information leakage, and any such security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

16. You could incur dilution due to our director and employee stock option plans

We introduced director and employee stock option plans as an incentive for them a well as to drive their morale. The options are exercisable for a period of ten years from the date of grant. Holders of shares of our common stock will incur dilution in the net tangible book value of our common stock upon any exercise of these options.

17. Restrictions on Dividends

Our company's basic policy is to provide stable return to shareholders, focusing on the shareholders' value. We intends to determine payment of dividend according to the business results in each year and the future development of business, while maintaining internal reserve necessary for capital investment in new attractions and enhancement of financial standing, which leads to increasing the long-term shareholders' value.

When our company is to distribution retained earnings to shareholders, it will be paid twice a year as interim and year-end dividends. Based on the provision of Article 459-1 of Company Law, the Articles of Incorporation of USJ Co. stipulate that the Board of Directors may decide to distribute retained earnings.

Our syndicated loan agreement restricts payment of dividends if the conditions below are not met as of the date on which Board of Directors' meeting to approve the payment of the dividends is held;

- Borrower's account, capital investment account, debt service reserve account have amount of balance required for each account in full;
- No acceleration event or potential for it has occurred or will occur as a result of dividend payment.

2. Corporate Group Status

As of the end of September 2007, our company does not have parent company or subsidiary. Crane Holdings, Ltd., which is wholly owned by The Goldman Sachs Group Inc., holds 41.16% of our voting rights and is categorized as other related-party. We have no transaction with Crane Holdings.

Main business of our company is to operate Universal Studios Japan, a theme park, and other businesses directly related the theme park operation.

Universal Studios Japan is a theme park primarily based on Hollywood movies and characters, opened on March 31, 2001, in Konohana-ward of the City of Osaka. The park provides not only ride-type attraction experiences but also a variety of entertainments such as parades, shows and events.

Our revenue is generated from the four areas below:

1) Operating sales
All the revenue from theme park operation including sales of admission ticket and attraction priority access ticket and parking revenue. Merchandise and Food & Beverage sales are not included in Operating sales.

2) Merchandise sales
Merchandise sales generated primarily at retails stores in our theme park.

3) Food & Beverage sales
Food & Beverage sales generated at restaurants and food carts in our theme park

4) Other sales
Revenue other than the sakes generated in our theme park such as fees paid by our Corporate Marketing Partners.

Chart of business relations



Vivendi Universal Entertainment LLLP
and other Universal group companies*
License intellectual property relating to the planning, construction and operation of Universal Studios Japan.
Pay partnership fees
USJ Co., Ltd.
(theme park operation business)
Corporate Marketing Partners
Implement co-marketing measures
Provide services
Sell merchandise items and food/beverages
Consumers

* Vivendi Universal Entertainment LLLP and its subsidiaries; Universal Studios Entertainment Japan Investment Company LLC, Universal Studios Recreation Japan Planning Services LLC and Universal City Studios LLLP.

3. Management Policy

(1) Basic Policy of Company Management

The key in our management policy is to increase shareholders' value by maximizing our corporate value. To this end, we focus on growing in our profit in a sustainable, steady and efficient manner by fully utilizing our corporate capability.

The Vision of our company is "To become Asia's leading Entertainment & Leisure Company, providing our consumers with a level of Delight & Services exceeding all expectations." To materialize this vision, we constantly conduct consumer research in and outside of the park to understand guest needs and monitor effectiveness of each tactic, and the findings are reflected in the planning of new attractions and events and in the efforts to improve guest services. We will study potential new businesses for which our capability to offer world-class entertainment and quality guest services is best utilized as we aim at growth in the entertainment and leisure industry with a core of theme park operation.

Our mission is to increase corporate value and thus generate higher shareholders' value through turning the Vision into reality.

(2) Performance Measure

We use EBITDA as our performance measure. Because EBITDA is free from influence of past investment and associated financing, it is considered an effective performance measure for industries with large amount depreciation of initial investment and large capital investment such as theme park business.

We also adopt ROE and Debt/Equity Ratio as target measures to monitor shareholders' value generated from enhancing financial structure and improving profitability and capital efficiency.

Taking into consideration the influence posed on our shareholders and competitors, we refrain from disclosing specific figures for each of the performance measure.

(3) Mid- to Long-term Strategy

The Vision of our company is "To become Asia's leading Entertainment & Leisure Company, providing our consumers with a level of Delight & Services exceeding all expectations." In line with this Vision, we pursue opportunities including new businesses that maximize our shareholders' value by fully utilizing our capability to offer world-class entertainment and quality guest services.

(4) Issues Facing Our Company

The market of theme park and leisure industry is projected to shrink on a long-term basis due to the falling population of Japan with declining birthrate. However, medium-term leisure spending by consumers is expected to grow led by the steady domestic economy, and an increase in international tourists driven by government-sponsored campaign "Visit Japan" is expected to take place.

Our company copes with challenges in such circumstances by taking countermeasures described below in order to attain sustainable growth and increase value for shareholders.

①Sustain attendance increase and enhance foundation for business growth

In the industry with limited potential for market growth, our company aims at sustainable growth in attendance through penetrating target segments, introducing and enhancing attractions and events and implementing enhanced measures to drive visitors from both domestic and international markets. We will also enhance operational services to offer more and more enjoyable theme park experiences and focus on enhancing foundation for growth by improving repeater-oriented product development and guest services by employees.

②Establish high-profit structure and effective cash utilization

Our company will pursue its corporate strength, 'significant cash generating machine' and 'low cost operation', to attain higher efficiency in business. We will also seek best ways to utilize the cash from our business to realize high return from mid- to long-term investment and new business development or provide return to shareholders.

③Strengthen corporate governance and management skill

We view corporate governance as a crucial management responsibility to win public confidence as a corporate citizen. We pursue effective management by segregating execution from supervision and expediting decision-making process. Our company continues to strengthen compliance system through enhanced internal auditing and organizing Compliance Committee that reviews compliance with laws and regulations. In addition, our company keeps improving corporate management system to ensure transparent and sound management, fulfil accountability and fully spread the management philosophy among employees.

4. Financial Statements

(1) Balance Sheets

(Million yen)

	As of March 31, 2007			As of March 31, 2008			Increase (Decrease)
	Amount		% of Total	Amount		% of Total	
[ASSETS]							
I Current Assets							
1. Cash and deposits (*1)		21,920			25,449		
2. Accounts receivable, trade		2,066			2,042		
3.Securities		–			7,000		
4. Merchandise		782			827		
5. Raw materials		83			80		
6. Supplies		955			960		
7. Advanced payment		19			4		
8. Prepaid expense		681			808		
9. Other current assets		86			107		
Allowance for doubtful accounts		(1)			(1)		
Total Current Assets		26,594	20.5		37,279	28.6	10,685
II Fixed Assets							
1. Tangible fixed assets							
(1) Buildings (*1)	70,975			71,169			
Less accumulated depreciation	17,336	53,639		20,354	50,815		
(2) Structures (*1)	26,994			27,064			
Less accumulated depreciation	8,362	18,632		9,804	17,260		
(3) Machinery and equipment (*1)	62,770			64,110			
Less accumulated depreciation	39,403	23,366		46,292	17,817		
(4) Ships (*1)	864			864			
Less accumulated depreciation	307	556		406	458		
(5) Vehicles (*1)	1,011			1,065			
Less accumulated depreciation	665	346		778	287		
(6) Tools, furniture and fixtures (*1)	20,863			20,432			
Less accumulated depreciation	16,885	3,977		17,372	3,059		
(7) Construction in progress		281			53		
Total Tangible Fixed Assets		100,800	77.6		89,751	68.8	(11,048)

	As of March 31, 2007			As of March 31, 2008			Increase (Decrease)
	Amount		% of Total	Amount		% of Total	
2. Intangible fixed assets							
(1) Leasehold right		–			622		
(2) Software		387			1,121		
(3) Other intangible fixed assets		81			75		
Total Intangible Fixed Assets		469	0.3		1,819	1.4	1,350
3. Investments and other assets							
(1) Investment securities		3			1		
(2) Claims provable in bankruptcy		–			0		
(3) Long-term prepaid expenses		1,776			1,519		
(4) Other investments		282			139		
Allowance for Bad Debt		–			(0)		
Total Investments and Other Assets		2,062	1.6		1,660	1.2	(402)
Total Fixed Assets		103,332	79.5		93,231	71.4	(10,100)
III Deferred Assets							
(1) Stock issuance expenses		10			–		
Total Deferred Assets		10	0.0		–	0.0	(10)
Total Assets		129,937	100.0		130,511	100.0	574
[LIABILITIES]							
I Current Liabilities							
1.Account payable, trade		1,068			1,019		
2.Current portion of long-term debt (*1)		3,500			3,500		
3. Account payable, other		4,308			3,874		
4. Accrued expenses		1,547			1,620		
5. Accrued income taxes		93			113		
6. Accrued consumption taxes		417			445		
7. Advances from customers		13,766			12,765		
8. Deposits received		186			156		
9. Allowance for bonuses		674			655		
10. Allowance for directors' bonuses		87			33		
11. Other current liabilities		4			240		
Total Current Liabilities		25,656	19.7		24,425	18.7	(1,231)

	As of March 31, 2007			As of March 31, 2008			Increase (Decrease)
	Amount		% of Total	Amount		% of Total	
II Long-term Liabilities							
1. Long-term debt (*1)		58,900			55,400		
2. Reserve for retirement benefits		784			878		
3. Other long-term liabilities		1,600			1,151		
Total Long-term Liabilities		61,285	47.2		57,429	44.0	(3,855)
Total Liabilities		86,941	66.9		81,854	62.7	(5,086)
[NET ASSETS]							
I Shareholders' Equity							
1. Capital Stock		30,938	23.8		31,182	23.9	244
2. Capital Surplus							
(1) Capital reserve	5,263			5,508			
(2) Other capital surplus	3,000			3,000			
Total Capital Surplus		8,263	6.4		8,508	6.5	244
3. Retained Earnings							
(1) Legal retained earnings	—			161			
(2) Other retained earnings							
Carried forward retained earnings	3,793			8,778			
Total Retained Earnings		3,793	2.9		8,940	6.9	5,146
Total Shareholders' Equity		42,995	33.1		48,631	37.3	5,636
II Stock Acquisition Rights		—	—		24	0.0	24
Total Net Assets		42,995	33.1		48,656	37.3	5,661
Total Liabilities and Net Assets		129,937	100.0		130,511	100.0	574

(2) Statements of Income

(Millions of Yen)

	April 1, 2006 – March 31, 2007			April 1, 2007 – March 31, 2008			Increase (Decrease)
	Amount		% of Sales	Amount		% of Sales	
I. Sales							
1. Operating sales	36,908			38,184			
2. Merchandise sales	18,595			18,516			
3. Food and beverage sales	10,956			10,816			
4. Other	5,601	72,062	100.0	5,640	73,158	100.0	1,095
II. Cost of Sales							
1. Cost of goods sold, merchandise	8,497			8,241			
2. Cost of goods sold, food and beverage	3,065			2,962			
3. Labor costs	9,398			9,814			
4. Other expenses	34,189	55,151	76.5	33,700	54,718	74.8	(433)
Gross Profit		16,911	23.5		18,439	25.2	1,528
III. Selling, General and Administrative Expenses (*1)		9,627	13.4		10,036	13.7	408
Operating Income		7,283	10.1		8,402	11.5	1,119
IV. Non-operating Income							
1. Interest income	–			110			
2. Foreign exchange gain, net	210			–			
3. Insurance income	37			38			
4. Contribution income in aid of construction	13			29			
5. Gain on revaluation of derivatives	448			384			
6. Refund of development costs (*2)	–			147			
7. Others	108	818	1.1	89	798	1.1	(19)
V. Non-operating Expenses							
1. Interest expenses	2,302			1,755			
2. Foreign exchange loss, net	–			196			
3. New stocks issuance-related costs	331			–			
4. Others	194	2,828	3.9	221	2,172	3.0	(656)
Ordinary Income		5,273	7.3		7,028	9.6	1,755

(Millions of Yen)

	April 1, 2006 – March 31, 2007			April 1, 2007 – March 31, 2008			Increase (Decrease)
	Amount		% of Sales	Amount		% of Sales	
VI. Extraordinary Loss							
1.Loss on sales of fixed assets (*3)	0			–			
2. Loss on disposal of fixed assets (*4)	819			256			
3. Refinancing costs (*5)	653	1,473	2.0	–	256	0.3	(1,217)
Net Income Before Income Taxes		3,799	5.3		6,772	9.3	2,972
Income Taxes		5	0.0		5	0.0	–
Net Income		3,793	5.3		6,766	9.3	2,972

(3) Cost of Sales

(Millions of Yen)

	April 1, 2006 – March 31, 2007		April 1, 2007 – March 31, 2008		Increase (Decrease)
	Amount	% of Cost of Sales	Amount	% of Cost of Sales	
Ⅰ. Cost of Goods Sold, Merchandise					
Beginning of merchandise	846		782		
Purchases	8,434		8,287		
Subtotal	9,280		9,069		
Ending of merchandise	782		827		
	8,497	15.4	8,241	15.1	(256)
Ⅱ. Cost of Goods Sold, Food and Beverage					
1. Raw materials					
Beginning of raw materials	89		83		
Purchases	2,580		2,478		
Subtotal	2,670		2,562		
Ending of raw materials	83		80		
	2,587		2,481		
2. Labor costs					
Salaries	163		172		
Bonuses	11		12		
Allowance for bonuses	15		15		
Others	32		35		
	223		236		
3. Expenses					
Rents	77		80		
Depreciation expenses	68		67		
Utility expenses	49		51		
Others	59		45		
	255		244		
	3,065	5.6	2,962	5.4	(103)
Ⅲ. Labor Costs					
Salaries	7,435		7,788		
Bonuses	471		508		
Allowance for bonuses	455		435		
Allowance for directors' bonuses	23		17		
Others	1,011		1,065		
	9,398	17.0	9,814	17.9	416

(Millions of Yen)

	April 1, 2006 – March 31, 2007		April 1, 2007 – March 31, 2008		Increase (Decrease)
	Amount	% of Cost of Sales	Amount	% of Cost of Sales	
IV. Other Expenses					
Royalties	5,345		5,460		
Rents	3,473		3,523		
Outsourcing expenses	2,405		1,885		
Entertainment show production expenses	3,798		3,927		
Depreciation and amortization expenses	12,753		12,576		
Others	6,412		6,326		
Subtotal	34,189	62.0	33,700	61.6	(489)
Total	55,151	100.0	54,718	100.0	(433)

(4) Statements of Changes in Net Assets

Fiscal Year 2006 (From April 1, 2006 to March 31, 2007) (Million yen)

	Shareholders' Equity					Total Net Assets
	Capital Stock	Capital Surplus		Retained Earnings	Total Shareholders' Equity	
		Capital Reserve	Other Capital Surplus	Other Retained Earnings		
				Carried Forward Retained Earnings		
Balance as of March 31, 2006	52,500	12,500	–	(36,325)	28,674	28,674
Changes during the fiscal year						
Decrease in capital stock resolved at the extraordinary shareholders' meeting held in September 2006	(26,825)		3,000	23,825	–	–
Decrease in capital surplus resolved at the extraordinary shareholders' meeting held in September 2006		(12,500)		12,500	–	–
Issuance of new stock	5,263	5,263			10,527	10,527
Net Income				3,793	3,793	3,793
Total amount of changes during the year ended March 31, 2007	(21,561)	(7,236)	3,000	40,119	14,320	14,320
Balance as of March 31, 2007	30,938	5,263	3,000	3,793	42,995	42,995

Fiscal Year 2007 (From April 1, 2007 to March 31, 2008) (Million yen)

	Shareholders' Equity						Stock acquisition rights	Total Net Assets
	Capital Stock	Capital Surplus		Retained Earnings		Total Shareholders' Equity		
		Capital Reserve	Other Capital Surplus	Legal Retained Earnings	Other Retained Earnings			
					Carried Forward Retained Earnings			
Balance as of March 31, 2007	30,938	5,263	3,000	–	3,793	42,995	–	42,995
Changes during the year								
Issuance of new stocks	244	244				489		489
Dividends from surplus				161	(1,781)	(1,619)		(1,619)
Net Income					6,766	6,766		6,766
Changes other than shareholders' equity (net)							24	24
Total amount of changes during the year	244	244	–	161	4,985	5,636	24	5,661
Balance as of March 31, 2008	31,182	5,508	3,000	161	8,778	48,631	24	48,656

(5) Statements of Cash Flows

(Million yen)

	From April 1, 2006 to March 31, 2007 Amount	From April 1, 2007 to March 31, 2008 Amount	Increase (Decrease)
I Cash flows from operating activities			
Net income before income taxes	3,799	6,772	
Depreciation and amortization expenses	13,686	13,260	
Other amortization expenses	326	328	
Increase (decrease) in allowance for bonuses	117	(18)	
Increase (decrease) in allowance for directors' bonuses	87	(54)	
Interest and dividend income	(15)	(111)	
Interest expenses	2,302	1,755	
New stocks issuance-related costs	331	–	
Gain on revaluation of derivatives	(448)	(384)	
Foreign exchange gain, net	(233)	(75)	
Loss on disposal of fixed assets	706	252	
Refinancing costs	653	–	
Decrease (Increase) in accounts receivable, trade	(221)	23	
Decrease (Increase) in inventories	104	(47)	
Increase (Decrease) in accounts payable, trade	11	(49)	
Decrease in accounts payable, other	(360)	188	
Decrease in advances from customers	(641)	(1,001)	
Others	240	264	
Subtotal	20,447	21,102	
Interest and dividends received	15	97	
Interest paid	(2,760)	(1,641)	
Income taxes paid	(5)	(5)	
Net cash provided by operating activities	17,696	19,553	1,856
II Cash flows from investing activities			
Deposits into term deposit accounts	(5,667)	(2,263)	
Withdrawals from term deposits	5,667	2,263	
Payments of acquisition of tangible fixed assets	(6,991)	(2,431)	
Proceeds from sales of tangible fixed assets	--	293	
Payments of acquisition of intangible fixed assets	(47)	(1,432)	
Proceeds from sales of intangible fixed assets	--	732	
Others	27	(30)	
Net cash used in investing activities	(7,010)	(2,868)	4,142

	From April 1, 2006 to March 31,2006	From April 1, 2007 to March 31,2007	Increase (Decrease)
	Amount	Amount	
Ⅲ Cash flows from financing activities			
Proceeds from long-term debt	49,400	−	
Repayment of long-term debt	(74,600)	(3,500)	
Payment of refinancing costs	(653)	−	
Proceeds from new stocks issuance	10,490	457	
Cash dividends paid	−	(1,616)	
Payment of new stocks issuance related-costs	(16)	(314)	
Repayment of capital lease obligations	(709)	(1,252)	
Others	(43)	(4)	
Net cash used in financing activities	(16,131)	(6,231)	9,900
Ⅳ Effect of exchange rate changes on cash and cash equivalents	234	75	(158)
Ⅴ Net increase (decrease) in cash and cash equivalents	(5,211)	10,529	15,741
Ⅵ Cash and cash equivalents at beginning of period	27,131	21,920	(5,211)
ⅦCash and cash equivalents at end of period (*1)	21,920	32,449	10,529

Significant Accounting Principle and Policies for Preparation of Financial Statements

1. **Marketable Securities Valuation Standard and Methods**

   Other Securities

   Securities with no available fair market value included in investments and other assets are stated at moving-average cost.

2. **Derivatives Valuation Standard and Methods**

   Derivatives

   Fair value

3. **Inventories Valuation Standard and Methods**

   Merchandise, raw materials and supplies

   Stated at moving-average cost.

4. **Method for Depreciation and Amortization of Fixed Assets**

   Year ended March 2008

   (1) Tangible fixed assets

   Depreciation is computed by the straight-line method. Estimated useful lives of major assets are as follows:

Buildings	3 - 50 years
Structures	7 - 60 years
Machinery and equipment	3 - 17 years

Finance leases, including those leases under which ownership of the leased asset not considered to be transferred to the lessee, are capitalized. Depreciation is computed under the straight-line method with no salvage value over the lease period.

[Changes in Accounting Policy]

From this fiscal year, for tangible fixed assets that are acquired after April 1, 2007 the Company uses the depreciation method stipulated by the new corporation tax law. With this change, the operating income, ordinary income and net income before income taxes decreased by 12 million yen each.

[Additional Information]

The Company has been depreciating tangible fixed assets until allowable limit. From this fiscal year, the Company is depreciating the difference between memorandum value and allowable limit equally over 5 years for those that were acquired before March 31, 2007 with book value equaling allowable limit. With this change, the operating income, ordinary income and net income before income taxes decreased by 117 million yen each.

(2) Intangible fixed assets

Amortization of intangible fixed assets is computed by the straight-line method. Amortization of software for internal use is computed by the straight-line method over the estimated useful life of 5 years.

5. **Accounting for Deferred Assets**

   Stock issue cost

   Stock issue cost is expensed as incurred; however, of which had been incurred until the end of March 2006 is amortized uniformly over three years.

6. **Accounting for Allowances**

   (1) Allowance for doubtful accounts

   Allowance for doubtful accounts is provided at an estimated amount based on the actual ratio of bad debts in the past and the estimated uncollectible amount on known bad debts.

   (2) Allowance for bonuses

   Bonuses payable to employees are accrued at an estimated amount.

(3) Allowance for directors' bonuses

Bonuses payable to directors are accrued at an estimated amount.

(4) Reserve for employee retirement benefits

The Company provides reserve for employees' retirement benefits at the balance sheet date based on the estimated amount of projected benefit obligation. Net actuarial gains or losses are charged to earnings as incurred.

7. Accounting for Leases

Finance leases, including those leases under which ownership of the leased asset not considered to be transferred to the lessee, are capitalized.

8. Hedge Accounting

(1) Method of hedge accounting

Deferred hedge accounting

(2) Hedging instruments and hedged items

Hedging instruments:	Forward foreign currency, coupon swap contracts and interest rate swap contracts
Hedged items:	Foreign currency payables including future transactions and interest on loans payable

(3) Hedging policies

The Company utilizes the hedging instruments to manage future risks of fluctuations in interest rates and foreign exchange rates in accordance with internal management regulations. The Company does not use such transactions for the purpose of speculation.

(4) Evaluation method of hedge effectiveness

The Company evaluates hedge effectiveness by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

No financial derivatives were applied to hedge accounting for the period disclosed.

9. Scope of funds in the statements of Cash Flow

In preparing the statements of Cash Flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

10. Other significant basis of presenting financial statements

Accounting for consumption tax

Consumption taxes are excluded from revenues and expenses.

Changes in Significant Accounting Principles and Policies for Preparation of Financial Statements

Changes in Presentation of Net Assets in the Balance Sheet

Fiscal Year 2007 (April 1, 2007– March 31, 2008)

Not applicable

Fiscal Year 2006 (April 1, 2006 – March 31, 2007)

In the year ended March 31, 2007, the Company adopted the new accounting standard for presentation of net assets in the balance sheet (Corporate Accounting Standard No.5, issued by the Accounting Standards Board of Japan on December 9, 2005) and the implementation guidance of accounting standards for presentation of net assets in the balance sheet (the Financial Accounting Implementation Guidance No.8, issued by the Accounting Standards Board of Japan on December 9, 2005). The amount equivalent to the total sum of conventional equity section of balance sheet is 42,995 million yen.

Accounting for Stock Options

Fiscal Year 2007 (April 1, 2007-March 31, 2008)

Not applicable

Fiscal Year 2006 (April 1, 2006-March 31, 2007)

In the year ended March 31, 2007, the Company adopted the new accounting standard for stock options (Corporate Accounting Standard No.8, issued by the Accounting Standards Board of Japan on December 27, 2005) and the implementation guidance for the accounting standards for stock options (the Financial Accounting Implementation Guidance No.11, issued by the Accounting Standards Board of Japan with amendment on May 31. 2006). This change had no impact on net income or net assets.

Changes in Presentation

Fiscal Year 2007 – Statement of Income

Interest income, which was included in "Others" section of Non-operating Income until previous year, has exceeded 10 / 100 of Non-Operating Income and is separately disclosed from year ended March 31, 2008.

Interest income included in "Others" section in the previous year was 15 million yen.

Fiscal Year 2006 – Statement of Income

"Gain on cost reimbursement ", which was separately disclosed until previous year, has become less than 10/100 of Non-operating Income and is therefore included in "Others" section of the Non-operating Income. (Gain on cost redemption for year ended March 31, 2007 was 17 million yen.)

Notes to Balance Sheets

(Million yen)

	As of March 31, 2007	As of March 31, 2008
*1. Pledged assets and secured liability		
(1) Pledged assets		
Cash and deposits	4,076	4,394
Buildings	53,639	50,815
Structures	18,632	17,260
Machinery and equipment	22,908	17,463
Ships	6	6
Vehicles	39	69
Tools, furniture and fixtures	3,639	2,567
Total	102,942	92,576
Of the above, assets pledged to mortgage on Sightseeing Facility Foundation:		
Buildings	53,639	50,815
(2) Secured liabilities		
Current portion of long-term debt	3,500	3,500
Long-term debt	35,900	32,400
Total	39,400	35,900
2. Commitment line contracts		
The Company maintains committed line contract to allow an efficient capital procurement. The balance of unused credit lines under these contracts at the end of the year are follows:		
Total commitments	5,000	5,000
Commitments used	—	—
Commitments unused	5,000	5,000

3. Dividend restrictions

Contractual dividend restrictions are as follows:

Under the syndicated loan agreement dated August 10, 2006, the following conditions should be satisfied as the date of the Board of Directors' meeting held to resolve the dividends.

(1) Required amounts are to be deposited in the Company's repayment account, capital investment account and reserve account.

(2) No events or potential event of forfeiture of the benefit of time has occurred or exists, and the dividend payment shall not give rise to such event.

Also these agreements are subject to the following financial covenant, if the company breaches these conditions, it will be deemed as the event of forfeiture of the benefit of time stated above in (2).

1. Leverage ratio

The Company must maintain the leverage ratio below a specified level for the terms specified below. For these purposes the leverage ratio is defined as the ratio obtained by dividing the amount of interest-bearing unsubordinated debt obligations as of the end of the relevant semi-annual period, less any amounts the Company has deposited in reserve accounts for the repayment of the loan facilities plus the operating income including depreciation expense and other depreciation expense incurred for the relevant period of

the previous year, by EBITDA for the previous 12 months.

Until end of March 2009	3.50
Until end of September 2011	3.25
Until end of March 2014	3.00

2. Adjusted debt service coverage ratio

   For each fiscal year until the final maturity date, the Company must maintain the adjusted debt service coverage ratio at a minimum level of 1.35 as of the last day of June and December, and when any additional debt obligation occurs. For these purposes, adjusted debt service coverage ratio is obtained by dividing cash flow before capital expenditure and debt service payments (calculated by the designated formula based upon the sum of average EBITDA for the previous two years) by the amount of reasonably estimated debt service payments (excluding principal of certain legally subordinated loans) in respect of the Company's interest-bearing debt obligations as of each designated time.

Notes to Statements of Income (Million yen)

	From April 1, 2006 to March 31, 2007	From April 1, 2007 to March 31, 2008
*1. Major items and amounts in Selling, General and Administrative Expenses are as follows:		
Compensation for directors	547	1,140
Salaries	1,097	1,260
Allowance for bonuses	203	204
Allowance for directors' bonuses	64	16
Retirement benefit expenses	46	67
Advertising and Sales promotion	2,969	2,905
Sales commissions	1,044	1,088
Outsourcing expense	688	635
Depreciation and amortization expense	864	616
Ratio		
Selling expenses	57%	56%
General and Administrative expenses	43%	44%

Fiscal Year 2007

*2. Refund of development costs is under the licensing agreement with Universal, part of development costs for attractions of the Company reimbursed when other Universal Tourist Attractions install those attractions.

Fiscal Year 2006

*3. Loss on sale of fixed assets is for vehicles

	From April 1, 2006 to March 31, 2007	From April 1, 2007 to March 31, 2008
*4. The details of Loss on disposal of fixed assets are as follows:		
Buildings	223	3
Structures	111	4
Machine and equipment	409	18
Vehicles	80	1
Ships	0	—
Tools, furniture and fixtures	65	201
Software	7	27
Total	819	256

Fiscal Year 2006

*5. Refinance related expenses are expenses for refinancing loans payable that was implemented as a measure to reform the financial structure. Details are as follows:

Arrangement fee for the syndicated loan	504
Commission charge for the syndicated loan	54
Attorney fees etc	94
Total	653

Notes to Statements of Changes in Net Assets

Fiscal Year 2006 (From April 1, 2006 to March 31, 2007)

1. Type and total number of common stock (1 unit: thousand shares)

	Number of shares as of March 31,2006	Increase in Fiscal Year 2006	Decrease in Fiscal Year 2006	Number of shares as of March 31,2007
Outstanding stock				
Common stock *	1,541	602	–	2,143
Class A Preferred stock**	185	–	185	–
Total	1,726	602	185	2,143
Treasury stock				
Class A Preferred stock ***/****	–	185	185	–
Total	–	185	185	–

* 370 thousand shares of common stock were issued in return for the exercises of the rights to demand acquisition of common stock, which were vested in Class A Preferred stock.

* 230 thousand shares of common stock were issued through public offering with its payment due on March 15, 2007.

* 2 thousand shares of common stock were issued as a result of the exercise of new stock acquisition rights.

** 185 thousand shares of outstanding stock of Class A Preferred stock were retired.

*** Treasury stock of Class A Preferred stock increased by 185 thousand shares as a result of the exercises of the rights to demand acquisition of common stock, which were vested in Class A preferred stock.

**** 185 thousand shares of treasury stock of Class A Preferred stock were retired.

2. Stock acquisition rights and Treasury stock acquisition

Details of stock acquisition rights	Class of shares subject to new stock acquisition rights	Number of shares subject to new stock acquisition rights				Amount of shares as of March 31, 2007 (Million yen)
		Number of shares as of March 31, 2006	Increase In Fiscal Year 2006	Decrease in Fiscal Year 2006	Number of shares as of March 31, 2007	
Stock acquisition rights as stock option (Board of Directors' meeting held on June 28, 2006)	–					–
Stock acquisition rights as stock option (Board of Directors' meeting held on July 14, 2006)	–					–
Total	–					–

3. Dividend

Not applicable

Fiscal Year 2007 (From April 1 2007 to March 31, 2008)

1. Type and total number of common stock (1 unit: thousand shares)

	Number of shares as of March 31, 2007	Increase in Fiscal Year 2007	Decrease in Fiscal Year 2007	Number of shares as of March 31, 2008
Outstanding stock				
Common stock *	2,143	21	—	2,164
Total	2,143	21	—	2,164
Treasury stock	—	—	—	—
Total	—	—	—	—

* 21 thousand shares of common stock were issued as a result of exercise of new stock acquisition rights.

2. Stock acquisition rights and Treasury stock acquisition

Details of stock acquisition rights	Class of shares subject to new stock acquisition rights	Number of shares subject to new stock acquisition rights				Amount of shares as of March 31, 2008 (Million yen)
		Number of shares as of March 31, 2007	Increase in Fiscal Year 2007	Decrease in Fiscal Year 2007	Number of shares as of March 31, 2008	
Stock acquisition rights as stock option A (Board of Directors' meeting held on June 28, 2006)	—					—
Stock acquisition rights as stock option B (Board of Directors' meeting held on July 14, 2006)	—					—
Stock acquisition rights as stock option C (Board of Directors' meeting held on August 7, 2007)	—					8
Stock acquisition rights as stock option D (Board of Directors' meeting held on August 7, 2007)	—					16
Total	—					24

3. Dividend

(1) Dividends paid

(Resolve)	Class of shares	Total amount of dividend (Million yen)	Dividend per share (Yen)	Record date	Effective date
Board of directors' meeting held on November 8, 2007	Common stock	1,619	750	September 30, 2007	December 4, 2007

(2) Dividends with a record date within this fiscal year period while effective date of the dividends is in the subsequent year

(Resolve)	Class of shares	Total amount of dividend (Million yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Board of directors' meeting held on May, 9 2008	Common stock	1,623	Retained Earnings	750	March 31, 2008	June 26,2008

Notes to Statements of Cash Flows

(Million yen)

	From April 1 2006 to March 31, 2007	From April 1 2007 to March 31, 2008
1. Relationship of the ending balance of cash and cash equivalents and the category names used in the Balance Sheets:		
Cash and deposits	21,920	25,449
Securities	–	7,000
Cash and cash equivalents	21,920	32,449
2. Details of significant non-fund transaction The amounts of assets and liability which is newly recorded as finance lease transaction during the fiscal year.	9	1,145

Operating Leases

Lease obligations under operating leases were as follows:

(Million yen)

	From April 1 2006 To March 31, 2007	From April 1 2007 to March 31, 2008
Future minimum payments		
Payments due within one year	8	8
Payments due after one year	0	30
Total	8	39

Securities

1. Book values of securities without available fair market values as of the end of fiscal year 2006 and 2007

(Million yen)

Category	As of March 31, 2007 Balance Sheet amount	As of March 31, 2008 Balance Sheet amount
Securities		
Negotiable certificates deposit	–	7,000
Non-listed equity securities	3	1

2. Redemption schedule of other securities with maturities

(Million yen)

Category	As of March 31, 2007				As of March 31, 2008			
	Within one year	Over 1 year within 5 years	Over 5 year within 10 years	Over 10 years	Within one year	Over 1 year within 5 years	Over 5 year within 10 years	Over 10 years
Other Securities								
Negotiable certificates deposit	–	–	–	–	7,000	–	–	–
Total	–	–	–	–	7,000	–	–	–

Derivative transaction

1. Items related to the status of transactions

(1) Details of transaction

Derivative transactions used by the Company consist of forward foreign currency and coupon swap contracts and interest rate swap contracts.

(2) Policy regarding transactions

The Company's derivative transactions are to manage future risks of fluctuations in interest rate and foreign exchange rates in accordance with internal management regulations. The Company does not use such transaction for the purpose of speculation.

(3) Purpose of transactions

The Company's derivative transactions are undertaken for the purpose of maintaining stable profit to avoid risk of exchange fluctuation of debts and credits in foreign currency with currency transaction, and also to avoid risk of rising interest rates in future in the borrowing market rate.

No financial derivatives were applied to hedge accounting for the period disclosed.

1. Method of hedge accounting
   Deferred hedge accounting

2. Hedging instruments and hedged items
   Hedging instruments: Forward foreign currency, coupon swap contracts and interest rate swap contracts
   Hedged items: Foreign currency payables including future transactions and interest on loans payable

3. Hedging policies
   The Company utilizes the hedging instruments to manage future risks of fluctuations in interest rates and foreign exchange rates in accordance with internal management regulations. The Company does not use such transactions for the purpose of speculation.

4. Evaluation method of hedge effectiveness
   The Company evaluates hedge effectiveness by comparing the cumulative changes in cash flows or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.
   No financial derivatives were applied to hedge accounting for the period disclosed.

(4) Risk of transactions

The derivative transactions are subject to future risks of interest rate changes, foreign currency exchange rate changes and credit risks that arise from the nonfulfillment of contracts caused by the default of the contract partner of the derivative transactions. Since the Company executes derivative transactions using only counterparties of high credit ratings, the Company believes there is almost no credit risk.

(5) Management of transaction risks

The derivative transactions are executed and managed by the Company's Accounting and Finance department in accordance with internal management regulations. Depending on transaction amounts, the Company's Accounting and Finance department executes contracts upon the approval of and reports to the President and others. The Company has effectively functioning checks and balances system.

(6) Supplement information regarding fair value of transactions

Contractual amounts on fair value of derivative transactions are nominal contractual amount or a notional principle for calculating purposes, and the amount itself does not indicate the amount of risks arising out of the transactions.

(1) Currency related

(Million yen)

	As of March 31, 2007				As of March 31, 2008			
	Contract or notional amount	Contract or notional amount over 1 year	Fair Value	Net recognized gain (loss)	Contract or notional amount	Contract or notional amount over 1 year	Fair Value	Net recognized gain (loss)
Forward exchange contracts Selling SFR	49	—	(2)	(2)	—	—	—	—
Buying USD	1,026	355	61	61	1,264	272	(92)	(92)
SFR	48	—	3	3	—	—	—	—
Sub total	1,123	355	62	62	1,264	272	(92)	(92)
Coupon swap contracts Receiving USD Paying JPY	1,859	1,407	113	113	1,407	956	(70)	(70)
Sub total	1,859	1,407	113	113	1,407	956	(70)	(70)
Total	2,983	1,763	176	176	2,672	1,228	(162)	(162)

(Note) Fair values are assessed by financial institution.

(2) Interest rate related

(Million yen)

	As of March 31, 2007				As of March 31, 2008			
	Contract or notional amount	Contract or notional amount over 1 year	Fair Value	Net recognized gain (loss)	Contract or notional amount	Contract or notional amount over 1 year	Fair Value	Net recognized gain (loss)
Interest rate swap contracts Receiving floating-rate/ Paying fixed-rate	24,000	24,000	(539)	(539)	24,000	—	(154)	(154)
Total	24,000	24,000	(539)	(539)	24,000	—	(154)	(154)

(Note) Fair values are assessed by financial institution.

Retirement Benefits

1. Summary of retirement benefit scheme

   The Company have adapted defined benefit pension plan as lump-sum retirement scheme. Upon employee's retirement, the company may also pay additional retirement allowances not included in projected benefit obligations, which are based on actuarial calculations in accordance with the retirement benefit accounting.

2. Retirement benefit obligations

(Million Yen)

	As of March 31, 2007	As of March 31, 2008
Projected benefit obligations	(784)	(878)
Reserve for retirement benefit	(784)	(878)

3. Retirement benefit expenses

(Million Yen)

	From April 1, 2006 to March 31, 2007	From April 1, 2007 to March 31, 2008
Service costs	154	194
Interest expense	13	11
Net actuarial losses	(16)	(7)
Retirement benefit expenses	151	197

4. The assumptions used in calculations for the above plans

(Million Yen)

	As of March 31, 2007	As of March 31, 2008
Allocation method for projected retirement benefits cost	Point basis	Point basis
Discount rates	1.5%	1.6%
Period for amortization of actuarial loss	Expensed in a lump as incurred	Expensed in a lump as incurred

Stock Options

Fiscal Year 2006 (From April 1, 2006 to March 31, 2007)

1. Summary of stock options granted during this period

(1) Summary of stock options

	Stock option A	Stock option B
Number and type of Grantee	The Company's directors 2	The Company's directors 4 Employee 742
Number of shares granted	Common stock 57,033 shares	Common stock 27,962 shares
The date of grant	June 28, 2006	July 18, 2006
Condition of exercise	Not applicable	There are no vesting terms to the right. As a general rule, Grantees losing its status as directors or employees of the Company cannot exercise the right. Other details are specified in the "Agreement regarding allocation of stock acquisition rights" concluded between the Company and the Grantees
Requisite service period	Not applicable	Not applicable
Exercise period	June 28, 2006 through June 28, 2016	July 18, 2006 through July 18, 2016

(2) Scale and changes of stock options

1) Numbers of stock options

	Stock option A June 28, 2006	Stock option B July 14, 2006
Prior to vesting (Shares)		
Beginning of period	–	–
Granted	57,033 shares	27,962 shares
Forfeited	–	–
Vested	57,033 shares	27,962 shares
Unvested	–	–
After vesting (Shares)		
Beginning of period	–	–
Vested	57,033 shares	27,962 shares
Executed	–	2,049 shares
Forfeited	–	–
Outstanding	57,033 shares	25,913 shares

2) Option Value (Per share)

(Yen)

	Stock option A	Stock option B
Exercise price	22,500	22,500
Average price of exercise date	–	51,425
Fair value of the new stock acquisition rights at the grant date	–	–

2. Estimate method for fair evaluation of stock options

   At the time Stock option A and B were granted, the Company's stock were not publicly traded and therefore, instead of the fair value of the stocks, the value is estimated by intrinsic value of each stock option units.

   In estimating the intrinsic value of the stocks, the Company's stock that is the underlying asset of the stock options, are evaluated using discounted cash flow method.

3. Total amount of Stock option intrinsic value

   Total amount of intrinsic value of stock option A and B as of March 31, 2008 is 2,388 million yen.

   Total amount of intrinsic value of stock options A and B that were exercised during the year ended March 31, 2008 was 59 million yen.

4. Since reasonable estimate of the number of stocks expiring in the future is difficult, the method only to reflect the actual number of lapsed stocks is applied.

5. This had no impact on net income or net assets.

Fiscal Year 2007 (From April 1, 2007 to March 31, 2008)

1. Expenses related to stock options for the year ended March 31 2008

Cost of sales	11 Million yen
Selling, general and administrative expense	12 Million yen

2. Summary of stock options granted during this period

Class of shares	Stock option A	Stock option B
Number and type of Grantee	The Company's directors 2	The Company's directors 4 Employee 742
Number of shares granted	Common stock 57,033 shares	Common stock 27,962 shares
The date of grant	June 28, 2006	July 18, 2006
Condition of exercise	Not applicable	There are no vesting terms to the right. As a general rule, Grantees losing its status as directors or employees of the Company cannot exercise the right. Other details are specified in the "Agreement regarding allocation of stock acquisition rights" concluded between the Company and the Grantees
Requisite service period	Not applicable	Not applicable
Exercise period	June 28, 2006 through June 28, 2016	July 18, 2006 through July 18, 2016

Class of shares	Stock option C	Stock option D
Number and type of Grantee	The Company's directors 4 Employee 5	Employee 39
Number of shares granted	Common stock 589 shares	Common stock 1,084 shares
The date of shares granted	August 7, 2007	August 7, 2007
Condition of exercise	A Grantee of new stock acquisition rights ("Grantee") should be in a position as a director or as an employee of the Company ("Position") 3 years from the day after the allotment date. New stock acquisition rights would be exercisable in proportion to the achievement ratio if the Grantee could achieve the profit target, which is set forth separately by the Company on the vesting date. And even if the Grantee loses its Position before the vesting date, with approval of the Board of Directors, new stock acquisition rights would be exercisable in proportion to the degree of contribution (determined by the Board of Directors) made by the Grantee until the day Grantee loses its Position.	Grantee should be in a Position 3 years from the day after the allotment date. Half (1/2) of the new stock acquisition rights, fractions of less 1 share arising out of the adjustments shall be rounded up, would be exercisable in proportion to the achievement ratio if the Grantee could achieve the profit target, which set forth separately by the Company on the vesting date. And even if the Grantee loses its Position before the vesting date, with approval of the Board of Directors, new stock acquisition rights would be exercisable in proportion to the degree of contribution, determined by the Board of Directors, made by the Grantee until the day Grantee loses its Position.

Requisite service period	August 7, 2007 through August 7, 2010	August 7, 2007 through August 7, 2010
Exercise period	August 7, 2010 through August 6, 2017 Even if the Grantee loses its Position before the vesting date, with approval of the Board of Directors new stock acquisition rights would be exercisable only after the vesting date and within the period determined by the Board of Directors. And in the event that the Grantee loses its Position after the vesting date, new stock acquisition rights would be exercisable for 5 years from the day the Grantee loses its Position and within the limits of the exercise period above.	August 7, 2010 through August 6, 2017 Even if the Grantee loses its Position before the vesting date, with approval of the Board of Directors new stock acquisition rights would be exercisable only after the vesting date and within the period determined by the Board of Directors. And in the event that the Grantee loses its Position after the vesting date, new stock acquisition rights would be exercisable for 5 years from the day the Grantee loses its Position and within the limits of the exercise period above.
Exercise price (Yen)	1	1
Fair value of the new stock acquisition rights at the grant date (Yen)	69,319	69,319

(2) Scale and changes of stock options

1) Numbers of stock options

	Stock option A	Stock option B	Stock option C	Stock option D
	June 28, 2006	July 14, 2006	August 7, 2007	August 7, 2007
Prior to vesting (Shares)				
Beginning of period	–	–	–	–
Granted	–	–	589	1,084
Forfeited	–	–	–	–
Vested	–	–	–	–
Unvested	–	–	589	1,084
After vesting (Shares)				
Beginning of period	57,033	25,913	–	–
Vested	–	–	–	–
Exercised	18,000	3,754	–	–
Forfeited	–	1,280	–	–
Outstanding	39,033	20,879	–	–

2) Option Value (Per share)

	Stock option A	Stock option B	Stock option C	Stock option D
	June 28, 2006	July 14, 2006	August 7, 2007	August 7, 2007
Exercise price (Yen)	22,500	22,500	1	1
Average price of exercise date	69,691	72,665	–	–
Fair value of the new stock acquisition rights at the grant date (Yen)	–	–	69,319	69,319

3. Estimate method for fair evaluation of stock options

At the time Stock option A and B were granted, the Company's stock were not publicly traded and therefore, instead of the fair value of the stocks, the value is estimated by intrinsic value of each stock option units. In estimating the intrinsic value of the stocks, the Company's stocks that is the underlying asset of the stock options, are evaluated using discounted cash flow method.

Fair value of Stock options C and D that were granted this fiscal year were estimated in the following method:

1) Valuation technique used – Black-Scholes model

2) Major basic figures

		Stock option C and D
Stock price variability	*1	39%
Estimated remaining period	*2	6.5 years
Estimated dividends	*3	1,500 yen / share
Risk-free interest rate	*4	1.47%

Notes:

*1 The Company went public on March 2007, and has no two years' stock price information at the time of estimating the fair value of stock option C and D. Using the Company's stock price as the basis, variability was calculated using stock price variability of the corporate similar to that of the Company, in accordance with "The implementation guidance for the accounting standards for stock options No12. (2)"

*2 Estimated assuming that the right to be exercised at mid-period due to the difficulty of reasonable estimate.

*3 Estimated using forecasted dividends for fiscal year ending March 2008.

*4 Calculated using yield rate of national bonds that matches the remaining period.

4. Total amount of Stock option intrinsic value

Total amount of intrinsic value of stock option A and B as of March 31, 2008 is 2,755 million yen.
Total amount of intrinsic value of stock options A and B that were exercised during the year ended March 31, 2008 was 1,037 million yen.

5. Method of estimate for number of stock options exercised

Since reasonable estimate of the number of stocks expiring in the future is difficult, the method only to reflect the actual number of lapsed stocks is applied. Also, for performance-based portion of stock option C and D, the exercisable percentage is calculated and the lapsed numbers are estimated at "number of shares granted x (100% - exercisable percentage)".

Deferred Taxation

	Fiscal Year of 2006 (From April 1,2006 to March 31, 2007)	Fiscal Year of 2007 (From April 1,2007 to March 31, 2008)
1. Main sources of deferred assets and liabilities (Million Yen)		
Deferred Tax assets		
Allowance for bonuses	273	266
Advances received for tickets sales	1,429	1,638
Reserve for retirement benefits	337	375
Tax loss carried forward	5,670	2,567
Other	895	901
Sub Total	8,606	5,749
Valuation allowance	(8,606)	(5,749)
Deferred tax liability	—	—
Net deferred tax assets	—	—
2. The details about causes of differences between legal effective tax rates and actual corporate tax rate after the application of deferred tax accounting		
Statutory income tax rate	40.6%	40.6%
Directors' bonuses	6.5	1.8
Equalized levy of inhabitant tax	0.2	0.1
Used carry forward loss for tax purpose	(54.0)	(45.8)
Valuation allowance	5.3	3.6
Other	1.6	(0.2)
Effective income tax rate after the adoption of deferred taxation	0.2	0.1

Equity in earning of affiliates

Not applicable

Related party transaction

Fiscal Year 2006 (From April 1, 2006 to March 31, 2007)

1. Parent company and major corporate shareholders

Category	Name	Capital (Millions of Yen)	Nature of business or occupation	Voting rights (%)	Relationship		Nature of transaction	Transaction amount (Millions of Yen)	Account	Balance at the year end (Millions of Yen)
					Concurrent directors	Business relationship				
Major shareholder	The City of Osaka	–	Municipality	9.33% directly owned	1	Loan	Long-term debt executed	–	Long-term debt	16,000
							Interest payments	340	Accrued interest	340
									Prepaid rent	42
						Land for the theme park leased or used pursuant to a license	Land rent	906	Accrued rent payable	13

1. Consumption taxes are included in the balances at the year end but not in the transaction amounts for the year.
2. The City of Osaka became inapplicable to related party as a major shareholder when the Company issued new stocks through public offering on March 15, 2007. Therefore, the transaction amounts for the year listed above are the sum of transactions for the period during which the City of Osaka was an applicable related party, and the balances at the year end listed above are as of the day before the City of Osaka became inapplicable as related party.
3. Transaction terms and policies for determination thereof

   1.The loan terms are determined in consideration for market interest rate.

   2.The land on which the theme park is located is leased or used pursuant to a license from the City of Osaka. The rents and license fees are determined based on the ordinances for property by the City of Osaka.

2. Sister companies, etc

Category	Name	Capital (Millions of Yen)	Nature of business or occupation	Voting rights (%)	Relationship		Nature of transaction	Transaction amount (Millions of Yen)	Account	Balance at the year end (Millions of Yen)
					Concurrent directors	Business relationship				
Subsidiary of the Company's parent company	Goldman Sachs Japan Co., Ltd.	83,616	Securities firm	–	–	Renewal of loan	Long-term debt executed	–	Long-term debt	3,400
							Interest payments	21	Accrued interest	0
A company of which majority of voting rights is owned by the Company's major shareholder	Osaka City Development Corporation	100	Management of buildings and money lender	–	–	Loan	Long-term debt executed	–	Long-term debt	7,000
							Interest payments	133	Accrued interest	133
A company of which majority of voting rights is owned by the Company's major corporate shareholder	Universal City Studios LLLP	US$100 thousand	Management of licenses	–	1	License agreement	Payment for royalties	5,152	Accounts payable for royalties	465

(Note)

1. Consumption taxes are included in the balances at the year end but not in the transaction amounts for the year.
2. Goldman Sachs Japan Co., Ltd., a newly incorporated company, was transferred all business from Goldman Sachs (Japan) Ltd. in October 2006. The Goldman Sachs Group, Inc., a parent company of Goldman Sachs Japan Co., Ltd., indirectly holds voting rights of the Company through Crane Holdings Ltd., a 100% subsidiary owned indirectly by The Goldman Sachs Group, Inc.
   As of March 31, 2006, Crane Holdings Ltd. held 42.75% voting rights of the Company, therefore, it was applicable to related party as other related company. On November 15, 2006 when Crane Holdings Ltd. exercised the rights to demand acquisition of common stock which were vested to Class A preferred stock, Crane Holdings Ltd. increased the Company's voting rights to 50.97%. Accordingly, it became a parent company from other related company. Afterward, the Company issued new stocks through public offering on March 15, 2007. Accordingly, Crane Holdings Ltd. decreased the Company's voting rights to 41.52% and returned to other related company. As of March 31, 2007, Crane Holdings Ltd. held 41.48% voting rights of the Company. Consequently, Goldman Sachs Japan Co., Ltd. had been applicable to related party as a subsidiary of the Company's parent company for the period during which Crane Holdings Ltd. had been a parent company of the Company. Therefore, the transaction amounts for the year listed above are the sum of transactions for the period during which Goldman Sachs Japan Co., Ltd. was applicable to related party, and the balances at the year end listed above are as of the day before Goldman Sachs Japan Co., Ltd. became inapplicable to related party.
3. Osaka City Development Corporation became inapplicable to related party when the City of Osaka, its parent company, became inapplicable to related party as a major shareholder. Therefore, the transaction amounts for the year listed above are the sum of transactions for the period during which Osaka City Development Corporation was applicable to related party, and the balances at the year end listed above are as of the day

before Osaka City Development Corporation became inapplicable to related party.

4. Universal Studios Entertainment Japan Investment Company LLC became inapplicable to related party as a major shareholder when the Company issued new stocks through public offering on March 15, 2007. Accordingly, Universal City Studios LLLP, of which majority of voting rights is held by Universal Studios Entertainment Japan Investment Company LLC, became inapplicable to related party. Therefore, the transaction amounts for the year listed above are the sum of transactions for the period during which Universal City Studios LLLP was applicable to related party, and the balances at the year end listed above are as of the day before Universal City Studios LLLP became inapplicable to related party.
5. Transaction terms and policies for determination thereof
   (i) The terms of loan from Osaka City Development Corporation are determined in consideration for market interest rate.
   (ii) Royalties rates are determined on the contractual agreement in consideration for those between Universal City Studios LLLP and other theme parks.

(3) Directors and major individual shareholders, etc.

Category	Name	Capital (Millions of Yen)	Nature of business or occupation	Voting rights (%)	Relationship		Nature of transaction	Transaction amount (Millions of Yen)	Account	Balance at the year end (Millions of Yen)
					Concurrent directors	Business relationship				
Director	Vernon McGugan	–	Director of the Company	–	–	–	Rent of the company housing	1	–	–

(Note)

1. Consumption taxes are not included in the transaction amounts for the year.
2. Vernon McGugan became a director on June 28, 2006. The transaction amounts for the year listed above are the sum of transactions from the installation date to March 31, 2007.
3. Transaction terms and policies for determination thereof
   The Company had rental contracts of the company housing for directors' families in accordance with the agreement with the directors. However, the rents have been wholly paid by the directors since August 2006.

Fiscal Year 2007 (April 1, 2007 to March 31, 2008)

Not applicable

Per Share Information

Fiscal Year 2006 (Year ended March, 31 2006)		Fiscal Year 2007 (Year ended March, 31 2008)	
Net assets per share	¥20,061.69	Net assets per share	¥22,463.64
Net Income per share (basic)	¥1,973.91	Net Income per share (basic)	¥3,134.74
Net Income per share (diluted)	¥1,938.13	Net Income per share (diluted)	¥3,067.61

Note: Calculations of basic and diluted net income per share were based on the following numerators and denominators:

	Fiscal Year 2006 (From April 1, 2006 to March 31, 2007)	Fiscal Year 2007 (From April 1, 2007 to March 31, 2008)
Net Income per share (basic)		
Net Income (million yen)	3,793	6,766
Amount not available to common shareholders (million yen)	–	–
Net income available for dividends on common shares (million yen)	3,793	6,766
Weighted-average number of shares outstanding during the period (1,000 shares)	1,661	2,158
Average number of convertible shares (1,000 shares)	260	–
Average number of shares (1,000 shares)	1,921	2,158
Net Income per share (diluted)		
Adjustments to net income (million yen)	–	–
Additional dilutive common shares (1,000 shares)	35	47
(Dilutive effect of stock options) (1,000 shares)	(35)	(47)

Subsequent Events

Fiscal Year 2006 (Year ended March 31, 2007)	Fiscal Year 2007 (Year ended March 31, 2008)
1. Issuance of new stock acquisition rights The Company, at the Board of Directors' meeting held on June 27, 2007, resolved to offer the new stock acquisition rights of up to 25 million yen per year as a part of compensation to its directors as a stock-linked compensation plan. The terms and conditions of the rights are summarized as follows: (1) Total number of the offered new stock acquisition rights The maximum number the rights per year is determined by dividing the above compensation of 25 million yen by the fair value per new stock acquisition right, which is calculated on the basis of a reasonable option assessment model. Fractions of less than 1 share arising out of the adjustment shall be discarded. (2) Number and class of shares subject to new stock acquisition rights The target number of shares to be acquired by one new stock acquisition rights ("Number of Shares Granted") shall be one common share of the company. However, in the event that the Company conducts a stock split, including gratis issue of common shares of the company, or reverse share split its common share, the Number of Shares Granted shall be adjusted, as it deems necessary. (3) Monetary payment for the new stock acquisition rights The fair value per new stock acquisition rights, which is calculated on the basis of a reasonable option assessment model, shall be paid-in money. Meanwhile the Company will offer to pay monetary compensation equal to the total amount of the issue price of the allotted stock acquisition rights to eligible directors for new stock acquisition rights and offset their rights to request compensation from the Company against their payment obligations to be paid for the stock acquisition rights.	―――――

Fiscal Year 2006 (Year ended March 31, 2007)	Fiscal Year 2007 (Year ended March 31, 2008)
(4) Value of assets financed upon exercise of new stock acquisition rights The value of assets to be financed upon exercise of new stock acquisition rights shall be 1 yen (the paid-in amount per share to be delivered upon the exercise of the new stock acquisition rights) multiplied by the Number of Shares Granted. (5) Exercise period of the stock acquisition rights From the lapse of 3 years from the day of allotment and within 10 years of that date (6) Restrictions on acquiring new stock acquisition rights through transfer Acquisition of new stock acquisition rights through transfer requires approval of the Board of Directors. (7) Conditions of exercise As a general rule, Grantees of the Company losing his or her status as directors or employees of the Company cannot exercise the right. Other details are specified in the "Agreement regarding allocation of stock acquisition rights" concluded between the Company and the Grantees. (8) Others Other conditions or details shall be determined by the Board of Director's meeting held to resolve an offering of new stock acquisition rights.	

Others

1.Changes in Directors

The company has elected the following candidates for directors at the Board of directors' meeting held on May 9, 2008. These candidates are scheduled to be approved by Annual Shareholders' Meeting and Board of Directors' Meeting which will be held on June 25, 2008

(1) Candidates for Directors:

Name	Position
Glenn Gumpel	President, CEO and Representative Director
Koji Iida	Director
Isao Tanaka	Director
Vernon McGugan	Director
Hiroshi Nakamichi	Director
Ankur Sahu	Director (Non full-time)
Kenichiro Kagasa	Director (Non full-time)
Kazuhiro Takahashi	Director (Non full-time)

Note: Ankur Sahu, Kenichiro Kagasa, Kazuhiro Takahashi are outside board members as specified in Article 2, Item 15 of the Corporate Law.

(2) Appointment of Auditor:

Name	Position
Taro Kikuchi	Statutory Auditor (Full- time)

(3) Retiring Directors:

Director Yoshikazu Maruyama

(4) Resignation Auditors:

Auditor Masahiro Kawada

2. Other

Attendance (Reference information)

Category	Fiscal 2006 (Year ended March 31, 2007)	Fiscal 2007 (Year ended March 31, 2008)
Attendance (Thousands)	8,698	8,640
Regular pass	5,876	5,961
Annual pass	2,822	2,679

File No. 82-35074
Exhibit A-2

RECEIVED

2008 JUL 24 A 9:27

June 2, 2008

USJ Co., Ltd.
Glenn Gumpel, President & CEO
(Code No.: 2142, Mothers, Tokyo Stock Exchange)
Contact: Koji Iida
GM, Financial & Administration Division
(TEL. 06-6465-3134)

Financial results of related company

Our related company, Crane Holdings Ltd. has announced their financial results for the fiscal year ended December 2007. Crane Holdings Ltd. is not a publicly traded company.

1. Description of related company
   (1) Name Crane Holdings Ltd
   (2) Type of business General investment business
   (3) Type of relationship Other Related Company (company to which a listed company, USJ Co. is affiliated)
   (4) Voting rights held by the related company (%) 41.06% (As of March 31, 2008)

2. Stock-holding status by shareholder

As of Dec.31, 2007

	Stock Situation								Fractional share
	Government and local administration	Financial Institution	Securities company	Other company	Foreign affiliate		Individuals (others)	total	
					Non-individual	Individual			
# of shareholder	–	–	–	1	–	–	–	1	–
# of shares held (shares)	–	–	–	60	–	–	–	60	–
Shareholding percentage (%)	–	–	–	100.00	–	–	–	100	–

3． Major shareholder

As of Dec.31, 2007

Name	Address	# of shares owned (,000)	Percentage of shares owned in shares issued (%)
GS PIA Holdings GK	46th Flr., Roppongi Hills Mori Tower 6-10-1, Roppongi, Minato-ku Tokyo	60	100.00
total	－	60	100.00

4． Board Member

As of Dec.31, 2007

Title	Position	Name	Date of birth	Profile	# of shares held (,000)
Director	－	Ankur Sahu	Oct. 18 1969	Oct. 1998 Goldman Sachs (Asia) L.L.C. Dec. 1998 Goldman Sachs & Co. May. 2000 Vice President, Goldman Sachs & Co. Jan. 2004 Vice President, Principal Investment Area, Goldman Sachs(Japan), Ltd. (currently Goldman Sachs Japan Co., Ltd.) Jul. 2005 Director, USJ Co., Ltd. (Present) Director, Fujita Corporation (Present) Aug. 2005 Director, Crane Holdings Ltd. (Present) Nov. 2005 Managing Director, Goldman Sachs (Japan), Ltd. (currently Goldman Sachs Japan Co., Ltd) (Present) Feb. 2006 Director, Sanyo Electric Co., Ltd. (Present) Oct. 2006 Duty Administrator of GS PIA Holdings GK (current position)	－

5． Financial Statement and other statements

Balance Sheet and P/L Statement (Jan.2007 - Dec.2007) has been attached.

Both statements have been audited by PwC Arata on a voluntary basis.

Balance Sheet
(As of December 31, 2007)

	(Thousands of Yen)
Assets	
Current assets:	**65,114,920**
Cash and deposits	769,499
Operational investment securities	64,266,747
Prepaid expenses	32,006
Corporate tax receivable	46,666
Total assets	**65,114,920**
Liabilities and Net assets	
Liabilities	
Current Liabilities:	**450,273**
Accrued expenses	13,603
Accrued income taxes	70
Deferred tax liabilities	436,600
Long-term liabilities:	**21,388,286**
Long-term loans payable to subsidiaries and affiliates	545,612
Deposit received for investments in silent partnership	20,842,673
Total Liabilities	**21,833,559**
Net Assets	
Shareholders' equity:	**53,821**
Capital stock	**3,000**
Capital surplus	**7,000**
Other capital surplus	7,000
Retained earnings	**43,821**
Other retained earnings	43,821
Retained earnings brought forward	43,821
Valuation and translation adjustments:	**43,222,539**
Valuation difference on available-for-sale securities	43,222,539
Total Net Assets	**43,276,360**
Total Liabilities and Net assets	65,114,920

Profit and Loss Statement
(From January 1, 2007 to December 31, 2007)

	(Thousands of Yen)
Operating Revenue:	
Gain on sales of operational investment securities	1,906,051
Dividend income	666,667
Total Operating Revenue	2,572,718
Operating Expenses:	
Business consignment expenses	42,699
Consulting expenses	44613
Interest expenses	5,389
Other operating expenses	5680
Total Operating Expenses	98,382
Operating Income	2,474,335
Ordinary Income	2,474,335
Income before dividends distribution from silent partnership, income taxes	2,474,335
Dividends distribution from silent partnership	2,420,683
Income before income taxes	53,652
Income taxes-current	70
Net Income	53,582

File No. 82-35074
Exhibit A-3

June 6, 2008

Notice of the 14th Ordinary Shareholders' Meeting

Dear Shareholders,

Thank you very much for your continued cooperation.
We would like to request your attendance at the 14th Ordinary Shareholders' Meeting, to be held as indicated below.

If you are unable to attend the meeting, you may exercise your voting rights in writing.
Please review the attached reference materials for the Ordinary Shareholders' Meeting, and indicate on the enclosed voting form whether you approve or disapprove each of the bills. The completed form must be received by us no later than 6:00 p.m., June 24, 2008 (Japan time).

1. Date: 10:00 a.m. Wednesday, June 25, 2008

2. Location: Universal Studios Japan, T2:3D Theater
   2-1-33 Sakurajima, Konohana-ku, Osaka, Japan
   (See the map and access information attached at the end of this document)

3. Agenda: (Reports)
   Annual Business Report and Financial Statements of the 14th Fiscal Year
   (From April 1, 2007 to March 31, 2008)

   (Bills)
   Bill No. 1 Appointment of eight Directors
   Bill No. 2 Appointment of one Statutory Auditor
   Bill No. 3 Revision of Directors' Compensation

Yours sincerely,

Glenn Gumpel
President, CEO and Representative Director
USJ Co., Ltd.
2-1-33, Sakurajima, Konohana-ku, Osaka, Japan

Code Number: 2142

When attending the meeting, you are requested to submit the enclosed voting form at the reception of the meeting room.

In the event that any revision is made to the reference materials for the Ordinary Shareholders' Meeting, the annual business report, or the financial statements, such revision will be posted on the USJ Co's official website (http://www.ir.usj.co.jp/).

The English translation is presented only for the purpose of reference and convenience. In no way, shall this translation affect the effect, validity or interpretation of the original notice in Japanese.

(Distributed to shareholders)

Business Report

(From April 1, 2007 to March 31, 2008)

1. Company's Current Status

(1) Business in the Fiscal Year Ended March 31, 2008

1) Business Development and Results

In the fiscal year ended Merch 31, 2008, the Company achieved growth of revenue by 1.5% and growth of net income by 78.4% through successful measures to drive visitors such as new attraction and seasonal events, effective sales and marketing programs and continued aggressive efforts to improve cost efficiency.

Universal Studios Japan set the annual theme "Dreams" for the fiscal year, offering new types of world-class entertainment one after another which aims to make dreams and aspirations of visitors come true, and enhanced various attractions and shows to make the park a place of special memories.

The sensational roller coaster Hollywood Dream The Ride opened in March 2007 attracted a large number of guests, proving to be an extremely successful and popular attraction. In addition, Magical Oz Go-Round was introduced on July 19, 2007. On March 18, 2008, a new attraction Fantastic World was opened to commemorate the seventh anniversary of Universal Studios Japan. This new original show features dynamic and energetic live performances on three giant mobile set stages blended with various musical cultures. By offering such experience to the guests, emotional connection between the guests and the park will be built, which will lead to securing stable attendance to the park.

Seasonal events in the year started with the summer-only parade using water and characters Universal Water Parade, offered from July 12, 2007 to September 2, 2007. In Universal Wonder Halloween held from September 11, 2007 to October 31, 2007, a main entertainment show with flying performance Sorciere was performed. In the holiday season, Universal Wonder Christmas was held from November 8, 2007 to January 6, 2008. Santa's Toy Party, a song and dance show performed by Santa Claus, reindeers and Christmas toys, made its debut this year as a new daytime Christmas show. A singing show White Christmas Carol, which is received well every year, was also performed. The Company also held 2008 Coming-of-Age Day Special Celebration Program (January 6, 2008 - January 20, 2008) for those who turn twenty years old during 2008, Universal Valentine (January 17, 2008 - March 2, 2008), and a seventh anniversary special music event with the theme "Graduation" (March 29 and 30, 2008). All these events were

offered one after another to attract visitors, women and families in particular, by appealing to the needs and taste of the target segments.

Marketing and Sales measures included Summer Twilight Pass (sold from July 14, 2007 to September 2, 2007) and Twilight Pass for Halloween and Christmas seasons from September 11, 2007 to January 6, 2008. These Twilight Passes, valid for admission after 3pm, were very popular among large number of guests. Collaboration with Corporate Marketing Partners and transportation facilities were also effective in attracting visitors. As a result, visitors using Regular Pass (admission ticket except for Annual Pass, mostly one-day ticket) totaled 5.961 million, achieving an increase by 1.5% from the previous year.

Annual Studio Pass Price Campaign was implemented from October 15, 2007 to January 31, 2008, during which Annual Studio Pass was offered at a special discount price. Sales from the campaign this year grew by 9% from the result of the same campaign in the prior year. From this year, Annual Pass issuance process was improved substantially by newly introduced face recognition system and increased pass sales on web site. This improved quicker process completes Annual Pass processing on the day of purchase, and therefore, those who bought Annual Pass at the park do not have to come back to pick up a completed pass at a later date. Because of this change, although the number of Annual Pass holder was increased, actual visitation by them was less, in the second half of the year in particular, and the total number of Annual Pass visitors in the year was 2.679 million or down by 5.1% from the previous year.

As a result of the above factors, annual number of visitors was 8.64 million, down by 0.7% from the previous year.

Sales were ¥73,158 million, up by ¥1,095 million or 1.5% from the previous year reflecting greater sales of Annual Pass, effect of ticket price increases implemented in July 2006, and strong sales of attraction priority access tickets in addition to the positive response to the measures for attracting guests and marketing/sales measures. Per cap sales was ¥7,815 yen, increased by ¥174, up by 2.3% from the previous fiscal year. Operating income was ¥8,402 million, up by ¥1,119 million or 15.4% from the previous year, reflecting improvement of gross margin rate on merchandise and food and beverage sales, effect of cost reduction, and smaller depreciation and amortization expenses due to progress of depreciation period.

Ordinary income was ¥7,028 million, up by ¥1,755 million or 33.3% from the previous year. This is because of reduction in interest payment by decrease of debt.

Loss on disposal of fixed assets was dramatically decreased this fiscal year, because in the previous year loss from conversion of Western area to accommodate the Land of Oz themed area was recorded. Therefore, extraordinary loss was ¥256 million, down by 82.6% from the previous year.

As a result, net income for this fiscal year was ¥6,766 million, up by ¥2,972 million or

78.4% from the previous year.

2) Capital Investment

In the fiscal year ended March 2008, capital investment of 2,296 million yen was made mainly in new shows and attractions to maintain and enhance the appeal of the theme park. The investment in the new attraction Fantastic World, opened in March 2008, totaled 1,286 million yen.

3) Fund Procurement

Necessary fund for capital investment was covered by fund in hand.

4) Transfer of business or corporate division to existing or newly established company

No applicable matter exists.

5) Transfer of business from other company

No applicable matter exists.

6) Succession of right and obligation of other entity's business through merger or corporate division to existing company

No applicable matter exists.

7) Acquisition or disposal of other company's shares and other equity or share warrant

No applicable matter exists.

(2) Income and Assets in the Past Three Fiscal Years

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007	Year ended March 31, 2008
Sales (million yen)	70,059	68,267	72,062	73,158
Ordinary Income (million yen)	(3,151)	(582)	5,273	7,028
Net Income (million yen)	(5,172)	(4,634)	3,793	6,766
Net Income per share (yen)	(6,466.15)	(3,159.65)	1,973.91	3,134.74
Total Assets (million yen)	152,054	142,833	129,937	130,511
Net Assets (million yen)	8,308	28,674	42,995	48,656

(Note) 1. Effective from the fiscal year ended March 31, 2007, the Company adopted the "Accounting Standard for Net Assets Presentation in Balance Sheet" (Corporate Accounting Standard No. 5, December 9, 2005) and "Implementation Guidance for Accounting Standard for Net Assets Presentation in Balance Sheet" (Implementation Guidance for Corporate Accounting Standard No. 8, December 9, 2005).

2. Loss is indicated in ( ).

(3) Major Parent Company and Subsidiary

No applicable matter exists.

(4) Issues Facing the Company

1) Sustain attendance increase and enhance foundation for business growth

The Company aims to achieve sustainable growth in attendance. The Company continues to introduce new attractions, enhance various events and improve attendance strategy for both domestic and international market. The operational services will be further improved and product development will also be enhanced. The Company will watch for a new investment opportunity to focus on strengthening foundation for business growth toward realization of its Vision, "To become Asia's leading Entertainment & Leisure Company".

2) Establish high-profit structure and healthy financial standing

The Company will continuously pursue improvement of business efficiency by maximizing the corporate strengths, which are "significant cash generating capability" and "low cost operation". The Company always maximizes shareholder value by developing healthy financial condition and establishing structure that sustains high profitability.

3) Strengthen corporate governance and management skill

The Company has been working to enhance compliance programs to fully abide by the laws. Such compliance programs are going to be the core of the enhancement of the company-wide risk management systems. The Company will develop mid-tem risk management plan, initiate business continuity management, continue business risk assessment and take actions to address specific issues while further promoting on-going compliance activities. Such efforts will be linked closely with initiatives under the Japanese version of Sarbanes-Oxley Act.

(5) Principal Business (as of March 31, 2008)

Main business of the Company is to operate the theme park Universal Studios Japan and run businesses that are directly related to the theme park operation.

(6) Principal Office Location (as of March 31, 2008)

1) Head office: 2-1-33 Sakurajima, Konohana-ku, Osaka, Japan

2) Sales office: Tokyo office, 2-1-13 Hamamatsu-cho, Minato-ku, Tokyo, Japan

(7) Employees Headcount (as of March 31, 2008)

Headcount	Change from the end of the precious fiscal year	Average age	Average year in service
527 (2,590)	-16 (+180)	38.8	6.3

(Note) 1. Headcount of fulltime employees is shown. Headcount of non-fulltime employees (part-timers, one-year contract employees, and temporary staff) is indicated separately in parentheses.

2. Breakdown of non-fulltime employees: 2,272 part-timers, 4 contract

employees, 230 one-year contract employees and 84 temporary staff.

(8) Major Lenders (as of March 31, 2008) (Millions of yen)

Lender	Balance of loans
City of Osaka	16,000
Development Bank of Japan	15,280
Nomura Capital Investment Co., Ltd.	8,777
Sumitomo Mitsui Banking Corporation	6,577

(9) Other material information about the Company

No applicable matter exists

2. Shares (as of March 31, 2008)

(1) Number of shares authorized: 3,000,000

(2) Number of shares issued: 2,164,915

(Note) Between April 1st, 2007 and March 31, 2008, the number of common shares increased by 21,754 through exercise of share purchase warrants.

(3) Number of Shareholders: 10,906

(4) Major Shareholders (Top 10)

	Equity Investment in USJ Co.	
Shareholders	Number of shares held (share)	Shareholding percentage
Crane Holdings Ltd.	888,890	41.1%
DBJ Value Up Fund	222,222	10.3
Osaka City	200,000	9.2
Owl Creek Overseas Fund, Ltd.	147,593	6.8
Goldman Sachs, International	76,646	3.5
Morgan Stanley & Company Inc.	66,761	3.1
Owl Creek II, LP.	65,110	3.0
Morgan Stanley & Co. International plc	49,805	2.3
Societe General, Paris	47,789	2.2
UBS AG London A/C IPB Segregated Client Account	34,334	1.6

(5) Other material information about stocks

No applicable matter exists

3. New Stock Acquisition Rights

(1) New stock acquisition rights issued to the board members of the Company as compensation for their services (as of March 31, 2008)

Title	New Stock Acquisition Right A	New Stock Acquisition Right B	New Stock Acquisition Right C
Resolution Date	June 28, 2006	July 14, 2006	August 7, 2007
Number of new stock acquisition rights	39,033	9,049	337
Class and number of shares subject to new stock acquisition rights	Common stock 39,033 (one share per right)	Common stock 9,049 (one share per right)	Common stock 337 (one share per right)
Monetary payment for new stock acquisition rights	No paid-in money required	No paid-in money required	¥63,193 per share
Value of assets to be invested upon exercising new stock acquisition rights	¥22,500 per right (¥22,500 per share)	¥22,500 per right (¥22,500 per share)	¥1 per right (¥1 per share)
Exercisable period	From June 28, 2006 to June 28, 2016	From July 18, 2006 to July 18, 2016	From August 7, 2010 to August 6, 2017
Conditions of exercise	Note 1	Note 2	Note 3
New stock acquisition rights issued to directors of the Company (Outside directors not included)	Number of stock acquisition rights: 39,033 Number of shares subject to new stock acquisition rights: 39,033 shares Number of holders: 2	Number of stock acquisition rights: 9,049 Number of shares subject to new stock acquisition rights: 9,049 shares Number of holders: 4	Number of stock acquisition rights: 337 Number of shares subject to new stock acquisition rights: 337 shares Number of holders: 4

(Note 1) Conditions for exercise of the new stock acquisition right A

In principle, of the total new stock acquisition rights, one-third (1/3) at one time becomes exercisable on December 31, 2006, December 31, 2007, December 31, 2008, respectively.

Other conditions for exercise are as provided in the New Stock Acquisition Right Agreement between the Company and the grantees of the new stock acquisition right.

(Note 2) Conditions for exercise of the new stock acquisition right B

(a) A person holding the new stock acquisition right may exercise the new stock acquisition right as long as he or she is in a position of a director or an employee of the Company ("Position").

(b) Regardless of the provisions of the preceding paragraph (a), a person holding the new stock acquisition right may exercise the new stock acquisition right after loosing his or her Position with approval of the Board of Directors of the Company.

(c) Regardless of the provisions of the preceding paragraph (a), a person holding the new stock acquisition right, to whom the preceding paragraph (b) does not apply, may exercise the already exercisable new stock acquisition right within five (5) years after such person loses Position.

(d) If a person holding the new stock acquisition violates rules or regulations of the Company by intention or gross negligence, cause damage to the Company by his or her dishonest act, loses Position by willful or negligent breach of duty such as leaks of corporate secrets, or during the period of time the Company researches aforementioned acts by such person, such person may not exercise the new stock acquisition right.

(e) If a person holding the new stock acquisition right passes away, the inheritor of such person may not exercise the new stock acquisition right.

Other conditions for exercise are as provided in the New Stock Acquisition Right Agreement between the Company and the grantees of the new stock acquisition right.

(Note 3) Conditions for exercise of the new stock acquisition right C

The entire number of exercisable new acquisition rights will be changed according to the Company performance for three (3) years between fiscal year 2007 and 2009.

Other conditions for exercise are as provided in the New Stock Acquisition Right Agreement between the Company and the grantees of the new stock acquisition right.

(2) New stock acquisition rights granted to employees in the fiscal year ended March 31, 2008 as compensation for their services

Title	New Stock Acquisition Right C	New Stock Acquisition Right D
Resolution Date	August 7, 2007	August 7, 2007
Number of new stock acquisition rights	252	1,084
Class and number of shares subject to new stock acquisition rights	Common stock 252 (one share per right)	Common stock 1,084 (one share per right)
Monetary payment for new stock acquisition rights	¥63,193 per share	¥66,758 per share
Value of assets to be invested upon exercising new stock acquisition rights	¥1 per right (¥1 per share)	¥1 per right (¥1 per share)
Exercisable period	From August 7, 2010 to August 6, 2017	From August 7, 2010 to August 6, 2017
Conditions of exercise	Note 1	Note 2
New stock acquisition rights issued to employees of the Company	Number of stock acquisition rights: 252 Number of shares subject to new stock acquisition rights: 252 shares Number of holders: 5	Number of stock acquisition rights: 1,084 Number of shares subject to new stock acquisition rights: 1,084 shares Number of holders: 39

(Note 1) Conditions for exercise of the new stock acquisition right C

The entire number of exercisable new acquisition rights will be changed according to the Company performance for three (3) years between fiscal year 2007 and 2009.

Other conditions for exercise are as provided in the New Stock Acquisition Right Agreement between the Company and the grantees of the new stock acquisition right.

(Note 2) Conditions for exercise of the new stock acquisition right D

Half (1/2) number of exercisable new stock acquisition rights will be changed according to the Company performance for three (3) years between fiscal year 2007 and 2009.

(3) Significant matters in relation to new stock acquisition rights

No applicable matter exists.

4. Directors and Statutory Auditors of the Company

(1) Directors and Statutory Auditors (as of March 31, 2008)

Position	Name	Responsibilities in the Company or other entity
President & CEO	Glenn Gumpel	
Director	Koji Iida	General Manager, Finance & Administration Division
Director	Isao Tanaka	General Manager, Marketing & Sales Division General Manager, Marketing Planning Department and Sales Department
Director	Vernon McGugan	General Manager, Park Operations Division
Director	Yoshikazu Maruyama	Chief Strategy Officer
Director	Hiroshi Nakamichi	General Manager, Corporate Support Division General Manager, Human Resources Department
Director	Ankur Sahu	Managing Director, Goldman Sachs Japan Co., Ltd.
Director	Kenichiro Kagasa	Vice President, Goldman Sachs Japan Co., Ltd.
Director	Kazuhiro Takahashi	Director General, Investment Strategy Development Bank of Japan
Statutory Auditor (Full-time)	Tsugio Hase	Certified Public Accountant (Japan)
Statutory Auditor (Full-time)	Masahiro Kawata	
Statutory Auditor	Takashi Shoji	Certified Public Accountant (Japan)
Statutory Auditor	Michiko Kanai	Attorney

(Note) 1. Ankur Sahu, Kenichiro Kagasa and Kazuhiro Takahashi are outside directors.

2. Tsugio Hase, Masahiro Kawada, Takashi Shoji and Michiko Kanai are outside statutory auditors.

3. Major concurrent responsibility of directors and statutory auditors in the fiscal year ended March 31, 2008.

- Ankur Sahu concurrently serves as director of Fujita Corp., Crane Holdings Ltd., Sanyo Electric Co., USEN Co., EMOBILE Ltd. and ARDEPRO Co., Ltd.
- Kazuhiro Takahashi serves as director of eBANK Corporation.
- Tsugio Hase concurrently serves as statutory auditor of Nichia Steel Co.
- Takashi Shoji concurrently serves as statutory auditor of Yasunaga Corp.

4. Tsugio Hase and Takashi Shoji are certified public accountants and have considerable knowledge on finance and accounting.

5. Hiroshi Nakamichi left the post of General Manager of Human Resources Department to act solely as General Manager of Corporate Support Division as of April 1, 2008.

(2) Resignation of Directors and Statutory Auditors

No director or statutory auditor resigned after the last annual meeting of shareholders (June 27, 2007).

(3) Compensation for Directors and Statutory Auditors (Millions of yen)

	Number of recipient	Amount paid
Directors (Outside Directors included)	6 (0)	1,223 (0)
Statutory Auditors (Outside Statutory Auditors included)	4 (4)	40 (40)
Total	10	1,263

(Note)

1. Compensation paid to directors for their services as employee is not included.
2. Maximum annual compensation amount for directors (not including the compensation as employees) is ¥1,300 million as resolved in the 13th Shareholders' Meeting held on June 27, 2007.

   Maximum annual Deeply Discounted Stock Option compensation (not including the compensation as employees) is ¥25 million as resolved in the said Shareholders' Meeting.
3. Maximum annual compensation amount for statutory auditors is ¥60 million as resolved in the 13th Shareholders' Meeting held on June 27, 2007.

(4) Outside Board Members

1) Concurrent responsibility (as an executive officer) in other company and USJ Co.'s relationship with the company
   - Ankur Sahu concurrently serves as board member of Crane Holdings Ltd., which holds 41.1% of USJ Co.'s shares as of March 31, 2008.
2) Concurrent responsibility of outside board members in other company
   - Ankur Sahu concurrently serves as board member of Fujita Corp., Sanyo Electric Co., USEN Co., EMOBILE Ltd. and ARDEPRO Co., Ltd.
   - Kazuhiro Takahashi concurrently serves as board member of eBANK Corporation.
   - Tsugio Hase concurrently serves as outside statutory auditor of Nichia Steel Co.
   - Takashi Shoji concurrently serves as outside statutory auditor of Yasunaga Corp.

3) Principal activity

Participation in Board of Directors' Meeting and Board of Statutory Auditors' Meeting

	Board of Directors Meeting (14 times)	
	Participation	Attendance
Ankur Sahu	10 times	71%
Kenichiro Kagasa	10	91
Kazuhiro Takahashi	14	100

	Board of Directors Meeting (14 times)		Board of Statutory Auditors Meeting (13 times)	
	Participation	Attendance	Participation	Attendance
Tsugio Hase	14 times	100%	13 times	100%
Masahiro Kawada	14	100	13	100
Takashi Shoji	13	93	12	92
Michiko Kanai	10	91	9	90

(Note)

Participation of Kenichiro Kagasa and Michiko Kanai after their appointment at the 13th Shareholders' Meeting has been counted.

- Statement made in Board of Directors' Meetings and Board of Statutory Auditors' Meetings

Ankur Sahu, as an expert of investment and management, gives advice and suggestion on increasing corporate value and assurance of governance from the viewpoint of a global business investor.

Kenichiro Kagasa gives advice and suggestion primarily on finance strategy for future growth of the Company based on his knowledge and long-term experience in international finance.

Kazuhiro Takahashi gives advice and suggestion to ensure legitimate and appropriate decision-making in the Board Meeting based on his knowledge and experience in government-affiliated bank.

Tsugio Hase and Takashi Shoji make comments to ensure legitimate and appropriate decision-making in the Board of Directors' Meeting based on their specialist viewpoint as certified public accountants. They also make comments as necessary on internal auditing of the Company in the Board of Statutory Auditors' Meeting.

Masahiro Kawada makes comment to ensure corporate governance in the Board of Directors' Meeting and the Board of Statutory Auditors' Meeting based on his experience and knowledge in government-affiliated bank.

Michiko Kanai makes comment on current status of corporate laws and regulations and ensuring compliance in the in the Board of Directors' Meeting and the Board of Statutory Auditors' Meeting based on her expertise viewpoint as a lawyer.

4) Liability Limitation Agreement

Under the Articles of Incorporation of the Company, the Company concluded the Liability Limitation Agreement with Michiko Kanai. The liability based on the said contract is limited to either ten million yen or the amount stipulated by laws, the higher amount being effective. The liabilities is limited under the above contract only when outside statutory auditors act in good faith and without gross negligence in connection with actions that arose the liabilities.

(5) Other material information about Board Members

No applicable matter exists.

5. Independent Auditor

(1) Name KPMG AZSA & Co.

(2) Compensation

Compensation for independent auditor in the fiscal year ended March 31, 2008: 47 million yen

(Note) The amount shown above is the combined amount of compensation for the audit under Corporate Law and the one under Financial Products Trading Law, as the two types of audit are virtually inseparable and the specific amount for each activity is not defined in the engagement agreement between the Company and KPMG AZSA & Co. The amount shown above includes 15 million yen fee for non-auditing engagements.

(3) Non-auditing engagements

The Company entered into an internal control advisory agreement with KPMG AZSA & Co. and engaged them with fee to receive consultation services.

(4) Policy to dismiss or not reappoint independent auditors

If the Board of Directors determines that dismissal or non-reappointment of the independent auditor is necessary for reasons such as difficulty in execution of duty the independent auditor, the Board of Directors shall submit a bill on dismissal or non-reappointment of the independent auditor to the shareholder's meeting upon obtaining an agreement of, or at the request of, the Board of Statutory Auditors.

If the independent auditor falls under any of the items stipulated in the Article 340, Paragraph 1 of the Corporate Law, the Board of Statutory Auditors should dismiss the independent auditor by agreement of all statutory auditors. In such case, the statutory auditor appointed by the Board of Statutory Auditors shall report the fact and the reason of such dismissal of the independent auditor at the first shareholder's meeting convened after such dismissal.

(5) Outline of Limited Liability Agreement

No applicable matter exists.

6. Systems to Ensure Appropriate Business Operation

Systems to ensure that execution of duties by directors complies with laws and Articles of Incorporation of the Company and that other operation of businesses of the Company is appropriately conducted are outlined as follows:

(1) Storage and control of information relating to execution of director's duties

Information regarding execution of duties by directors all be recorded and stored as hard copy documents and/or electronic data in accordance with Document Management Regulations. Directors and Statutory Auditors may view these documents and electronically stored information at any time. In accordance with Document Management Regulations, each department shall develop effective document control programs.

(2) Management of risk of loss and other regulations

Potential risks associated with corporate activities shall be controlled through regulations ("Disaster Prevention Management Regulations", "Personal Information Management Regulations", "Insider Trading Control Regulations", "Risk Management Organization Rules" etc.), creating manuals and training by each department in charge. General Manager of Corporate Support Division shall supervise company-wide risk management programs regarding environmental hazard, accident and disaster and quality control. Internal Auditing Office shall audit risk-management status and report on findings to the Board of Statutory Auditors and President & CEO.

(3) Efficient execution of directors' duties

Scope of duties, authority and decision-making process for each organizational unit are defined by internal regulations ("Organization Rules" and "Approval Authority Regulations"). Also, fiscal year target is broken down into department-specific goals and the progress status is monitored periodically to ensure efficient business operation.

(4) Compliance of execution of duties by employees with laws and Articles of Incorporation of the Company

1) After a series of scandals that occurred from July to August 2002, the Company has been vigorously working on enhancing and maintaining a company-wide compliance system. In October 2002, Compliance Committee, chaired by the President, was established (currently chaired by General Manager of the Corporate Support Division). At the beginning of each fiscal year, the Committee develops an annual compliance program and proposes the program to the Board of Directors for their approval. At the end of each fiscal year, the Committee reports on the implementation status of the program to the Board of Directors. The Committee comprises employees, corporate lawyers, labor union president, and fulltime statutory auditors.

2) In October 2002, the Company established Speak-Up System (internal reporting system), which allows employees to directly contact several special compliance consultation hotlines,

including a law firm, to report or consult about compliance-related problems and questions.

3) In April 2003, the Company established a "Code of Conduct" regarding compliance. The Company has also created the "USJ Compliance Handbook," which includes concrete case examples, and distributed to all Directors and employees. Compliance training sessions are being held using the Handbook when deemed necessary.

4) Other related regulations governing compliance activities of the Company include the "Compliance Rules".

5) In addition to those mentioned above, as part of its compliance activities, every year the Company implements "General Safety Promotion Month" program to ensure that proper safety measures are taken at the theme park, review compliance status of permits and licenses, etc. The Company conducts a survey of business partners on fair trade practices every year.

6) The Company is engaged in the business of providing "dreams" for our guests (park visitors). It is particularly important that the Company has no relations with any organizations and groups involved in antisocial activities and that the Company takes a resolute attitude and does not yield to any unreasonable demands from such party. This policy is clearly stated in the "Code of Conduct" to ensure that all Directors and employees fully understand. The Company has a system to confirm that a potential business partner is not an antisocial party prior to entering into a contract. The Company also has close contact with authorities concerned in order to report to or consult with them about antisocial activities.

7) The company, in accordance with the "Internal Control Basic Rules," shall develop and implement internal controls and procedures for financial reporting, and assess and report the effectiveness of these internal controls and procedures, so as to ensure proper financial reporting and its reliability.

(5) Appropriate operations by the Company and groups comprising parent company and subsidiaries

The Company has part-time Directors from Crane Holdings Ltd., which is categorized as "other related company (a company related to the Company)". Such Directors provide observatory functions to the company's management by attending the Board of Directors meetings and participating in the resolutions.

(6) Employee assistance requested by Board of Statutory Auditors

The Board of Statutory Auditors may seek assistance in its audit duties from, and give instructions to, the three (3) employees of Internal Auditing Office, which reports directly to the President & CEO.

(7) Independence of the employee(s) mentioned in previous clause from Directors

When employee is appointed for assistance, Board of Statutory Auditors may raise opinions on personnel appointment of the subject employee, so as to avoid difficulty in execution of

duties.

(8) Report from Directors and employees to Statutory Auditor(s)

Directors and employees must report to Board of Statutory Auditors or Statutory Auditors any matter that may incur tremendous loss for the company, matters of importance regarding risk management, matters of importance regarding compliance or any other matters of importance regarding management. Statutory Auditors participate in major meetings regarding management (Board of Directors' Meeting, Weekly Revenue Review Meeting, General Managers Meeting), and may, on an as-needed basis, request reports from Directors and employees regarding the matters mentioned above.

(9) Effective audits by Statutory Auditors

Statutory Auditors shall have regular or *ad hoc* sessions with President &CEO and independent auditors to exchange opinions.

7. Basic Policy for Profit Distribution

Basic Policy for Profit Distribution

The Company places significance on increasing shareholders' value and returning profit to them. The Company's basic policy is to pay dividends that are appropriate for its annual business performance as well as for its future business development, while maintaining necessary level of retained earnings for capital investments and reinforcement of the financial standing to enhance shareholder value in the long run.

Dividend for the fiscal year ended March 2008

According to the basic policy, the Company has paid interim dividend of ¥750 per share on December 4, 2007, and has approved in its Board of Directors' Meeting on May 9, 2008, to pay year-end dividend of ¥750 per share, resulting in the annual total dividend of ¥1,500 per share.

Dividend for the next fiscal year ending March 2009

As a result of various efforts to reform and improve, the Company' business performance is now stable and projected to continue recording operating profits. In the year ending March 2009, the Company is forecasting to generate enough cash from operating activities to cover fund needs for capital investment and repayment of debt. In view of such circumstances, the Company has decided to adopt a dividend policy that aims at returning almost all the net income to shareholders as dividend in order to return the result of the business to shareholders in an optimal manner.

Please note that the Company carries a net operating loss for tax purpose of ¥6.3 billion as of March 31, 2008, which can be appropriated for the fiscal year ending March 2009, and therefore net income for the year will be posted larger than normal amount after taxation. The amount equal to net income after normal amount of income tax will be used as the fund for dividend calculation.

With this policy and calculation method, the Company is planning to pay an annual total of ¥2,800 per share as dividend for the year ending March 2009 (¥1,400 each for interim and year-end payment). Projected payout ratio for the year is 81.9%.

Balance Sheet

As of March 31, 2008

(Millions of Yen)

Account	Amount	Account	Amount
(ASSETS)		(LIABILITIES)	
Current Assets	**32,279**	**Current Liabilities**	**24,425**
Cash and deposits	25,449	Accounts payable, trade	1,019
Accounts receivable, trade	2,042	Current portion of long-term debt	3,500
Securities	7,000	Accounts payable, other	3,874
Merchandise	827	Accrued expenses	1,620
Raw materials	80	Accrued income taxes	113
Supplies	960	Accrued consumption taxes	445
Advanced payment	4	Advances from customers	12,765
Prepaid expenses	808	Deposits received	156
Other current assets	107	Allowance for bonuses	655
Allowance for doubtful accounts	(1)	Allowance for directors' bonuses	33
Fixed Assets	**93,231**	Other current liabilities	240
Tangible Fixed Assets	**89,751**	**Long-term Liabilities**	**54,729**
Buildings	q	Long-term debt	55,400
Structures	17,260	Reserve for retirement benefits	878
Machinery and equipment	17,817	Other long-term liabilities	1,151
Ships	458	**Total Liabilities**	**81,854**
Vehicles	287		
Tools, furniture and fixtures	3,059	(NET ASSETS)	
Construction in progress	53	**Shareholders' Equity**	**48,631**
Intangible Fixed Assets	**1,819**	**Capital Stock**	**31,182**
Leasehold right	622	**Capital Surplus**	**8,508**
Software	1,121	Capital reserve	5,508
Other intangible fixed assets	75	Other capital surplus	3,000
Investments and Other Assets	**1,660**	**Retained Earnings**	**8,940**
Investment securities	1	Legal retained earnings	**161**
Claims provable in bankruptcy	0	Other retained earnings	8,778
Long-term prepaid expenses	1,519	Carried forward retained earnings	8,778
Other investments	139	**Stock Acquisition Rights**	24
Allowance for bad debt	0	**Total Net Assets**	**48,656**
Total Assets	**130,511**	**Total Liabilities and Net Assets**	**130,511**

(Note) Fractional amounts less than one million yen are discarded.

Statement of Income

For the Year Ended March 31, 2008

(Millions of Yen)

Account	Amount	
Sales		
Operating sales	38,184	
Merchandise sales	18,516	
Food and beverage sales	10,816	
Other	5,640	**73,158**
Cost of Sales		**54,718**
Gross Profit		**18,439**
Selling, General and Administrative Expenses		**10,036**
Operating Income		**8,402**
Non-operating Income		
Interest income	110	
Gain on revaluation of derivatives	384	
Refund of development costs	147	
Others	156	**798**
Non-operating Expenses		
Interest expenses	1,755	
Foreign exchange loss, net	196	
Others	221	**2,172**
Ordinary Income		**7,028**
Extraordinary Loss		
Loss on disposal of fixed assets	256	256
Net Income Before Income Taxes		**6,772**
Income Taxes		5
Net Income		**6,776**

(Note) Fractional amounts less than one million yen are discarded.

Statement of Changes in Net Assets

For the Year Ended March 31, 2008

(Millions of Yen)

	Shareholders' Equity							
	Capital Stock	Capital Surplus		Retained Earnings		Total Shareholders' Equity	Stock Acquisition Rights	Total Net Assets
		Capital Reserve	Other Capital Surplus	Legal Retained Earnings	Other Retained Earnings Carried Forward Retained Earnings			
Balance as of March 31, 2007	30,938	5,263	3,000	-	3,793	42,995	-	42,995
Changes during the year ended March 31, 2008								
Issuance of new stocks	244	244				489		489
Dividends from surplus				161	(1,781)	(1,619)		(1,619)
Net income for the year ended March 31, 2008					6,766	6,776		6,766
Changes other than shareholders' equity (net)							24	24
Total amount of changes during the year ended	244	244	-	161	4,985	5,636	24	5,661
Balance as of March 31, 2008	31,182	5,508	3,000	161	8,778	48,631	24	48,656

(Note) Fractional amounts less than one million yen are discarded.

1. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(1) Valuation method of assets

(i) Valuation method of securities

Investment securities:

Securities with no available fair market value are stated at moving-average cost.

(ii) Valuation method of derivative instruments

The Company states derivative instruments at fair value and recognizes changes in the fair value as gains or losses unless derivative instruments are used for hedging purposes.

(iii) Valuation of inventories

Merchandise, raw materials and supplies are stated at moving-average cost.

(2) Depreciation method of fixed assets

(i) Tangible fixed assets

Depreciation is computed by the straight-line method.

Estimated useful lives of major assets are as follows:

Buildings	3 - 50 years
Structures	7 - 60 years
Machinery and equipment	3 - 17 years

Finance leases, including those leases under which ownership of the leased asset is not considered to be transferred to the lessee, are capitalized. Depreciation is computed under the straight-line method with no salvage value over the lease period.

(Accounting Change)

From this fiscal year, for tangible fixed assets that are acquired after April 1, 2007 the Company uses the depreciation method stipulated by the new corporation tax law. With this change, the operating income, ordinary income and net income before income taxes decreased by 12 million yen each.

(Additional Information)

The Company has been depreciating tangible fixed assets until allowable limit. From this fiscal year, the Company is depreciating the difference between memorandum value and allowable limit equally over 5 years for those that were acquired before March 31, 2007 with book value equaling allowable limit. With this change, the operating income, ordinary income and net income before income taxes decreased by 117 million yen each.

(ii) Intangible fixed assets

Amortization of intangible fixed assets is computed by the straight-line method. Amortization of software for internal use is computed by the straight-line method over the estimated useful life of five years.

(3) Accounting for deferred assets

Stock issue cost is expensed as incurred; however, of which had been incurred before the end of March 2006 is amortized uniformly over three years.

(4) Accounting for allowances

(i) Allowance for doubtful accounts

Allowance for doubtful accounts is provided at the estimated amount computed based on the actual ratio of bad debts in the past and the estimated amount uncollectible on known bad debts.

(ii) Allowance for bonuses

Bonuses payable to employees are accrued at an estimated amount.

(iii) Allowance for directors' bonuses

Bonuses payable to directors are accrued at an estimated amount.

(iv) Reserve for retirement benefits

The Company provides reserve for employees' retirement benefits at the balance sheet date based on the estimated amount of projected benefit obligation.

Net actuarial gains or losses are charged to earnings as incurred.

(5) Other significant basis of presenting financial statements

(i) Accounting for leases

Finance leases, including those leases under which ownership of the leased asset is not considered to be transferred to the lessee, are capitalized.

(ii) Hedge accounting

(a) Method of hedge accounting

If derivative instruments are used as hedging purpose and meet certain hedging criteria, the Company defers recognition of gains or losses resulting from changes in fair value of derivative instruments until the related gains or losses on the hedged items are recognized.

(b) Hedging instruments and hedged items

The following summarizes hedging derivative instruments used by the Company and items hedged:

Hedging instruments:	Forward foreign currency, coupon swap contracts and interest rate swap contracts
Hedged items:	Foreign currency payables including future transactions and interest on loans payable

(c) Hedging policies

The Company utilizes the hedging instruments only to reduce the exposures to the future risks of market fluctuations in foreign exchange rates and interest rates, not for the purpose of speculation, in accordance with internal management regulations.

(d) Evaluation method of hedge effectiveness

The Company evaluates hedge effectiveness by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

No financial derivatives were applied to hedge accounting for the fiscal year ended March 31, 2007.

(iii) Accounting for consumption taxes

Consumption taxes and municipal consumption taxes are accounted for exclusion.

(6) Changes in Presentation

Interest income, which was included in "Others" section of Non-operating Income until previous year, has become significant in amount and is separately disclosed from the year ended March 31, 2008.

Interest income included in "Others" section in the previous year was 15 million yen.

2. NOTES TO BALANCE SHEET

(1) Pledged assets and secured liabilities:

(i) Pledged assets:

	(Millions of Yen)
Deposits at bank	4,394
Buildings	50,815
Structures	17,260
Machinery and equipment	17,463
Ships	6
Vehicles	69
Tools, furniture and fixtures	2,567
Total	92,576

(ii) Secured liabilities:

	(Millions of Yen)
Current portion of long-term debt	3,500
Long-term debt	32,400
Total	35,900

(2) Accumulated depreciation of tangible fixed assets: ¥95,009 million

3. NOTES TO STATEMENT OF CHANGES IN NET ASSETS

(1) Number of shares issued and outstanding

(Thousands of shares)

Class of shares	Beginning balance	Increase	Decrease	Ending balance
Common stock (*)	2,143	21	–	2,164
Total	2,143	21	–	2,164

* Increase of common stock by 21 thousand shares was as a result of exercise of new stock acquisition rights.

(2) Number of treasury stock

No applicable matter exists.

(3) Dividend to be appropriated by retained earnings

1) Dividends paid

(Resolve)	Class of shares	Total amount of dividend (Million yen)	Dividend per share (Yen)	Record date	Effective date
Board of directors' meeting held on November 8, 2007	Common stock	1,619	750	September 30, 2007	December 4, 2007

2) Dividends with a record date within this fiscal year period while effective date of the dividends is in the subsequent year

(Resolve)	Class of shares	Total amount of dividend (Million yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Board of directors' meeting held on May, 9 2008	Common stock	1,623	Retained Earnings	750	March 31, 2008	June 26,2008

3) Contractual restrictions on dividends are as follows:

Under the syndicated loan agreement dated August 10, 2006, the following conditions should be satisfied as of the date of the Board of Directors' meeting held to approve bills regarding dividend.

a. Required amounts are on deposit in the Company's repayment account, capital investment account and reserve account.

b. No events or potential event of forfeiture of the benefit of time has occurred or exists, and the dividend payment shall not give rise to an event of forfeiture of the benefit of time or potential event of forfeiture of the benefit of time.

Also these agreements are subject to the following financial covenant, if the company breaches these conditions, it will be deemed as the event of forfeiture of the benefit of time stated above in (b).

i. Leverage ratio

The Company must maintain the leverage ratio below a specified level for the terms specified below. For these purposes the leverage ratio is defined as the ratio obtained by dividing the amount of interest-bearing unsubordinated debt obligations as of the end of the relevant semi-annual period, less any amounts the Company has deposited in reserve accounts for the repayment of the loan facilities plus the operating income including

depreciation expense and other depreciation expense incurred for the relevant period of the previous year, by EBITDA for the previous 12 months.

Until end of March 2009	3.50
Until end of September 2011	3.25
Until end of March 2014	3.00

ii. Adjusted debt service coverage ratio

For each fiscal year until the final maturity date, the Company must maintain the adjusted debt service coverage ratio at a minimum level of 1.35 as of the last day of June and December, and when any additional debt obligation occurs. For these purposes, adjusted debt service coverage ratio is obtained by dividing cash flow before capital expenditure and debt service payments (calculated by the designated formula based upon the sum of average EBITDA for the previous two years) by the amount of reasonably estimated debt service payments (excluding principal of certain legally subordinated loans) in respect of the Company's interest-bearing debt obligations as of each designated time.

(4) New stock acquisition rights as of March 31, 2008

	Resolved in the Board of Directors' Meeting held on June 28, 2006	Resolved in the Board of Directors' Meeting held on July 14, 2006
Class of shares subject to new stock acquisition rights	Common stock	Common stock
Number of shares subject to new stock acquisition rights	20,023 shares	11,026 shares
Number of new stock acquisition rights as of March 31, 2007	20,023	11,026

(Note) The number of new stock acquisition rights shown above does not include those of which exercise periods have not reached yet.

4. INCOME TAXES

Significant components of deferred income tax assets as of March 31, 2008 were as follows:

	(Millions of Yen)
Deferred income tax assets:	
Allowance for bonuses	266
Advances received for ticket sales	1,638
Reserve for retirement benefits	375
Tax loss carried forwards	2,567
Other	901
Subtotal	5,749
Valuation allowance	(5,749)
Total	–
Deferred income tax liabilities	–
Net deferred income tax assets	–

5. PER SHARE DATA

(1)	Net assets per share of common stock	¥22,463.64
(2)	Net income per share of common stock	¥3,134.74

6. SUBSEQUENT EVENTS

None.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 2, 2008

The Board of Directors

USJ Co., Ltd.

KPMG AZSA & Co.

Toshihiro Yamanaka (Seal)

Designated and Engagement Partner

Certified Public Accountant

Kazuo Kawai (Seal)

Designated and Engagement Partner

Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of USJ Co., Ltd.as of March 31, 2008 and for the 14th business year from April 1, 2007 to March 31, 2008 in accordance with Article 436, Paragraph 2, Item 1 of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of USJ Co., Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Statutory Auditors' Report

The Board of Statutory Auditors issues this Statutory Auditors' Report after consultation among the Statutory Auditors based on the reports from each of the Statutory Auditors regarding the methods and results of the audits concerning the execution performance of duties by Directors for the 14th fiscal year from April 1, 2007 to March 31, 2008 as follows:

1. Outline of the methods and procedures of audits by the Statutory Auditors and the Board of Statutory Auditors

The Board of Statutory Auditors decided on the policies of audits, assignment of duties and other matters, and received reports from each Statutory Auditor on how the audits had been performed and the results of the audits. Meanwhile, the Board of Statutory Auditors also received reports from the Directors, Independent Auditors and others on how they had executed their duties, and asked them for explanations as necessary.

Each Statutory Auditor, according to the policies of audits and assignment of duties decided by the Board of Statutory Auditors, communicated with the Directors, employees belonging to internal audit section and other employees to collect information and facilitate the environment for audits. They also attended the Board of Directors' and other important meetings, received reports from Directors and employees concerning how they had executed their duties, asked them for explanations as necessary, inspected documents of important approvals and examined the situation of company operation and property. Moreover, the Statutory Auditors monitored and verified (i) the contents of the Board of Directors' resolution concerning implementation of the system ensuring that the Directors execute their duties in compliance with the laws and the articles of incorporation and the system specified, as necessary to ensure the appropriate operation of a company, in Article 100, Paragraphs 1 and 3, of the Ordinance for the Enforcement of the Corporate Law and (ii) the systems implemented in accordance with said resolution (internal control system). Based on the methods and procedures described above, the business report for this fiscal year and its schedules were examined.

The Statutory Auditors also monitored and verified that the Independent Auditors maintained their independent position and conducted proper audits, received reports from the Independent Auditors concerning the status of their execution of duties, and asked them for explanations as necessary. Moreover, after being notified by the Independent Auditors that "the system for ensuring that duties are performed properly" (specified in the items of Article 159 of the Ordinance for Corporate Calculation) was implemented in accordance with the "Quality Control Standards for Auditing" (October 28, 2005, Business Accounting Council) and other standards, asked them for explanations as necessary. Based on the methods and procedures described above, the accounting documents (balance sheet, profit and loss statement, statement of changes in shareholders' equity and specific notes sheet) for this business year and their schedules were examined.

2. The results of the audits

(1) The results of the audit of the business report and others

(i) We believe that the business report together with its schedules correctly reflects the situation of the Company in accordance with laws and the articles of incorporation.

(ii) We did not recognize any frauds or any material violation of laws or the articles of incorporation with regard to the execution of duties by Directors.

(iii) We confirm that the contents of the Board of Directors' resolution concerning the internal control system is appropriate. We did found no problems concerning execution of the Directors' duties relating to said internal control system.

(2) The results of the audit of the accounting documents and their schedules

We believe that the methods and the results of the audit of the Independent Auditor, KPMG AZSA & Co., are appropriate.

May 7, 2008

The Board of Statutory Auditors of USJ Co., Ltd.

Statutory Auditor (full time)
Tsugio Hase (seal)
Statutory Auditor (full time)
Masahiro Kawada (seal)
Statutory Auditor
Takashi Syoji (seal)
Statutory Auditor
Michiko Kanai (seal)

(Note) Messrs. Tsugio Hase, Masahiro Kawada, Takashi Shoji, and Michiko Kanai are outside statutory auditors as specified in Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

Reference Material for Shareholders' Meeting

Bill No.1 Appointment of eight Directors

The term of all nine (9) directors will expire at the end of this Shareholders' Meeting. Therefore the Company would like you to appoint eight (8) directors.

The candidates are as follows.

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
1	Glenn Gumpel (August 19, 1947)	Mar. 1973 American Broadcast Company Apr. 1983 Vice President, Legal and Business Affairs, Universal Studios Hollywood Jul. 1987 National Executive Director, Directors Guild of America Oct. 1995 Executive Vice President, Business and Legal Affairs, Universal Parks & Resorts, MCA Inc. (currently Universal Studios Inc.) Mar. 1999 President, International and Global Business Affairs, Universal Parks and Resorts, Universal Studios Inc. Jun. 1999 Director (part-time), USJ Co., Ltd. Jun. 2004 Resigned Director (part-time), USJ Co., Ltd. Jun. 2004 Representative Director and President, USJ Co., Ltd. (Present)	-

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
2	Koji Iida (February 19, 1952)	Apr. 1975 Esso Sekiyu K.K. Jul. 1990 General Manager, Control and Planning Department, Esso Sekiyu K.K. Jul. 1992 General Manager, Financial Accounting Department, Esso Sekiyu K.K. Jul. 1993 General Manager, Finance Department, Cellular Phone Division, Motorola Japan Ltd. Sep. 1994 General Manager, Administration Department, LSI Logic K.K. Jul. 1996 General Manager, Finance Department, Toys"R"Us-Japan, Ltd. Jan. 1998 Director, General Manager, Finance, Toys"R"Us-Japan, Ltd. Apr. 2001 Director, Director of Finance, Toys"R"Us-Japan, Ltd. Apr. 2003 Director and CFO, Toys"R"Us-Japan, Ltd. May 2004 AEON Co., Ltd. Jul. 2004 General Manager, Finance & Accounting, AEON Co., Ltd. Jun. 2006 General Manager, Finance & Administration Division, General Manager of Accounting & Finance, USJ Co., Ltd. Jan. 2007 Director, General Manager, Finance Administration Division, USJ Co., Ltd. (Present)	-

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
3	Isao Tanaka (April 24, 1944)	Apr. 1969 Esso Standard Sekiyu K.K. Aug. 1976 Manager, Research Department, McDonald's Company (Japan), Ltd. Mar. 1982 General Manager, Marketing Department, Harlequin K.K. Jan. 1985 General Manager, Marketing Department, McDonald's Company (Japan), Ltd. Apr. 1987 Assistant to the President and General Manager, Marketing Division, McDonald's Company (Japan), Ltd. May 1994 Representative Director and President, Harlequin K.K. Mar. 1996 Representative Director and President, Hallmark K.K. Oct. 1998 Representative Director and President, BOL Japan K.K. May. 2002 Advisor, K.K. Deagostini Japan May 2003 Universal Studios Recreation Japan Supervision, Inc. General Manager, Marketing & Sales Division, USJ Co., Ltd. Jun. 2003 Director, General Manager, Marketing & Sales Division, USJ Co., Ltd. Dec. 2006 Director, General Manager, Marketing & Sales Division, General Manager of Marketing Planning Department, USJ Co., Ltd. Aug. 2007 Director, General Manager, Marketing & Sales Division, General Manager of Marketing Planning Department and Sales Department, USJ Co., Ltd. (Present)	0

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
4	Vernon McGugan (December 19, 1953)	Apr. 1978 Walt Disney World Apr. 1990 Manager, Walt Disney Imagineering Project Coordination, Disneyland Paris May 1992 Director, Theme Park Operations, Walt Disney Attractions Japan, Ltd. Dec. 1996 Vice President, Operations Planning Services, Universal Studios Recreation Group Aug. 1999 Senior Vice President, Operations Planning Services, Universal Parks and Resorts General Manager of Operations Division, USJ Co., Ltd. Jun. 2006 Director, General Manager, Park Operations Division, USJ Co., Ltd. Mar. 2007 Director, General Manager, Park Operations Division, General Manager of Operation Planning Department, USJ Co., Ltd. Apr. 2007 Directors, General Manager, Park Operations Division, USJ Co., Ltd. (Present)	-

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
5	Hiroshi Nakamichi (August 9, 1954)	Apr. 1977 Ishikawajima Harima Heavy Industries Co., Ltd. May 1987 Monsanto Japan Co., Ltd. Jul. 1996 Director, Human Resources, Digital Equipment Co., Ltd. (currently Hewlett Packard Japan Co., Ltd.) May 1999 Vice President, Human Resources Division, Citibank N.A. Jun. 2000 Managing Director, Senior Vice President, Aetna Heiwa Life Insurance Co., Ltd. (currently Mass Mutual Life Insurance Co., Ltd.) Sep. 2004 General Manager, Human Resources Department, Corporate Support Division, USJ Co., Ltd. June 2007 Director, General Manager, Corporate Support Division, General Manager, Human Resources Department, USJ Co., Ltd. Apr. 2008 Director, General Manager, Corporate Support Division, USJ Co., Ltd. (Present)	46

Numbe r	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
6	Ankur Sahu (October 18, 1969)	Oct. 1998 Goldman Sachs (Asia) L.L.C. Dec. 1998 Goldman Sachs & Co. May 2000 Vice President, Goldman Sachs & Co. Jan. 2004 Vice President, Principal Investment Area, Goldman Sachs (Japan), Ltd. (curerntly Goldman Sachs Japan Co., Ltd.) Jul. 2005 Director, USJ Co., Ltd. (Present) Director, Fujita Corporation (Present) Aug. 2005 Director, Crane Holdings Ltd.(Present) Nov. 2005 Managing Director, Goldman Sachs (Japan), Ltd. (currently Goldman Sachs Japan Co., Ltd.) (Present) Feb. 2006 Director, Sanyo Electric Co., Ltd. (Present) Oct.. 2007 Director, Ardepro Co., Ltd. (Present)	-
7	Kenichiro Kagasa (January 17, 1968)	Apr. 1993 Asahi Banking Corporation (currently Resona Banking Corporation) Jul. 2000 Goldman Sachs (Japan), Ltd. (currently Goldman Sachs Japan Co., Ltd.) Dec. 2003 Vice President, Investment Bank Division, Goldman Sachs (Japan), Ltd. (currently Goldman Sachs Japan Co., Ltd.) Dec. 2005 Vice President, Principal Investment Area, Goldman Sachs (Japan), Ltd. (currently Goldman Sachs Japan Co., Ltd.) (President) June 2007 Director, USJ Co., Ltd. (Present)	-

Number	Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co., Ltd. (Representation of other companies)	USJ shares
8	Kazuhiro Takahashi (May 8, 1957)	Apr. 1981 Japan Development Bank (currently Development Bank of Japan) Mar. 1998 Director, Project Division for Urban Development, Osaka Branch, Japan Development Bank (currently Development Bank of Japan) Jun. 2005 Director General, Planning Dept. for Investment Banking, Development Bank of Japan Jul. 2005 Director, USJ Co., Ltd. (Present) Apr. 2006 General Manager, Planning Dept. for Investment Banking, Development Bank of Japan Mar. 2008 Director General, Investment Strategy, Development Bank of Japan (Present)	-

(Note) 1. The candidates have no special interests with the Company.

2. Ankur Sahu, Kenichiro Kagasa and Kazuhiro Takahashi are candidates for outside directors.

3. Reason to nominate candidates for outside directors

(1) Ankur Sahu is nominated to outside director to give advice and suggestion from the viewpoint of international business investor as an expert of investment and management.

(2) Kenichiro Kagasa is nominated to outside director to give advice and suggestion primarily on finance strategy for future growth of the Company based on his knowledge and long-term experience in finance.

(3) Kazuhiro Takahashi is nominated to outside director to give advice and suggestion to ensure legitimate and appropriate decision-making in the Board Meeting based on his knowledge and experience in government-affiliated bank.

4. Candidate for outside director who has served as an executive officer of a special interest business partner of the Company over the past five years

Ankur Sahu served concurrently as director of Crane Holdings Limited, a parent company of USJ Co. Ltd., between November 2006 and March 2007.

5. Number of years of service of outside directors

(1) Ankur Sahu will have served as outside director of the Company for two years and eleven months at the end of this Shareholders' Meeting.

(2) Kenichiro Kagasa will have served as outside director of the Company for one year at the end of this Shareholders' Meeting.

(3) Kazuhiro Takahashi will have served as outside director of the Company for two years and eleven months at the end of this Shareholders' Meeting.

6. Liability Limitation Agreement with outside directors

The Articles of Incorporation of the Company allows to conclude Liability Limitation Agreement with outside directors to facilitate the appointment of outside directors. If this bill is approved as proposed, Liability Limitation Agreement as follows will be concluded with all outside directors.

- For outside directors who are liable to the Company for damages due to negligence of their duties, such liabilities will be limited to the amount of ¥10 million or the minimum liability stipulated in Articles 427, Paragraph 1 of the Corporate Law, whichever is higher.
- The liabilities will be limited under the above contract only when outside directors act in good faith and without gross negligence in connection with actions that arose the liabilities.

Bill No. 2 Appointment of one Statutory Auditor

Masahiro Kawada will step down as statutory auditors at the end of this Shareholders' Meeting.

Therefore, the Company would like you to appoint one statutory auditor.

The Board of Statutory Auditors has given consent to this proposal.

The candidate is as follows.

Candidate (Date of Birth)	Career summary and title and responsibilities in USJ Co. Ltd (Representation of other companies)	USJ Shares
Taro Kikuchi (December 25, 1942)	Apr. 1965 Hitachi Zosen Corporation June. 1989 General Manager, Administration Department, Plant Headquarters, Hitachi Zosen Corporation June 1996 Director, General Manager, Planing Department, USJ Co., Ltd. Feb. 2002 Director, General Manager, Administration Division, USJ Co., Ltd. June 2006 Resigned Director, USJ Co., Ltd. Jan. 2007 Statutory Auditor, Medicare Link Co., Ltd. Dec. 2007 Resigned Statutory Auditor, Medicare Link Co., Ltd. (Present)	-

The candidate has no special interest in the Company.

Bill No. 3 Revision of Directors' Compensation

The annual remuneration amount for directors was approved at the 13th Ordinary Shareholders' Meeting on June 27, 2007 as an amount no greater than one point three (1.3) billion yen per annum. In light of business environment change and other circumstances, the Company would like to propose for approval an increase of the limit to one point five (1.5) billion yen per annum. Directors eligible for this annual remuneration does not include outside directors.

This annual remuneration amount for directors does not include salary for their services as employees.

Currently, the number of directors is nine (9) (including three (3) outside directors), but once Bill No.1 is approved, the number of directors will be eight (8) (including three (3) outside directors).

Shareholders' Meeting Access Information

Venue: T2:3D Theater in Universal Studios Japan
2-1-33 Sakurajima, Konohana-ku, Osaka, Japan

Please make sure to bring your voting form. Shareholders will be requested to show the voting form at the exclusive entry gate to the meeting venue.
(Parties other than shareholders are not allowed in the meeting venue, except for preschool child.)

Access
Enter the Park through the exclusive entry gate for shareholders, 4 minutes walk from Universal City Station, JR Yumesaki Line.
Walk another 4 minutes to T2:3D Theater in the park.
* No parking space is available for Shareholders' Meeting participants.

File No. 82-35074
Exhibit A-4

RECEIVED
2008 JUL 24 A 9:33

Notice of Resolutions at the 14th Ordinary Shareholders' Meeting

June 25, 2008

Dear Shareholders,

Thank you very much for your continued cooperation.
This is to inform you that the following reports were presented and the resolutions were passed at the 14th Ordinary Shareholders' Meeting, which was held today, June 25, 2008.

Reports

Annual Business Report and Financial Statements of the 14th Fiscal Year (From April 1, 2007 to March 31, 2008)
The above reports were made.

Bills

Bill No. 1 Appointment of eight Directors
The bill was approved as proposed.
Glenn Gumpel, Koji Iida, Isao Tanaka, Vernon McGugan, Hiroshi Nakamichi, Ankur Sahu, Kenichiro Kagasa and Kazuhiro Takahashi were re-appointed.

Bill No. 2 Appointment of one Statutory Auditor
The bill was approved as proposed. Taro Kikuchi was newly appointed.

Bill No. 3 Revision of Directors' Compensation
The bill was approved as proposed.

Yours sincerely,

Glenn Gumpel
President, CEO and Representative Director
USJ Co., Ltd.
2-1-33, Sakurajima, Konohana-ku, Osaka, Japan

Glenn Gumpel was nominated and appointed as President, CEO and Representative Director of USJ Co., Ltd. at the Board of Directors' Meeting held on the same day after the Ordinary Shareholders' Meeting.

Dividend Payment

The start date of dividend payment is June 26, 2008. Please visit any branch of Japan Post Bank or Japan Post Office (JP bank agent) to receive dividends by the Dividend Payment Receipt enclosed. Please refer to the notes on the Dividend Payment Receipt.

The Dividend Calculation Sheet together with the note on bank account has been sent out to those who requested to receive the dividends by wire transfer.

File No. 82-35074
Exhibit A-5

UNIVERSAL STUDIOS

UNIVERSAL STUDIOS JAPAN™

iscal year ended March 2008

USJ Report



Dear Shareholders,

Each year in our annual report, USJ is given the opportunity to speak directly to our shareholders, the men and women, who have put their trust in our company. On behalf of USJ I'm please to take this opportunity to thank you for your support and to pledge to you that we will continue in every way we know to retain and reward that trust.

Business Summary

At the end of Fiscal 2007, USJ exceeded the prior year in Sales, EBITDA, Ordinary Income, Operating Income and Net Income. Our mission -- to enhance shareholders value -- remains the corner stone of USJ's DNA. To that end, we were proud to announce our new dividend target. 100% payout ratio of net profits.*

A compelling new attraction "Hollywood Dream the Ride" opened in March 2007, a "Magical Oz-Go-Round" opened in July 2007 and a new musical show spectacular "Fantastic World" opened in March, 2008, all proved to be popular.

Operating Result

The Company reported total revenue of 73,158 million yen (up 1.5%, from the prior year), operating income of 8,402 million (up 15.4%), ordinary income of 7,028 million yen (up 33.3%) and net income of 6,766 million yen (up 78 4%).
Your company continues to reduce debt and maintains a strong balance sheet.

Financial Highlights

Sales	Operating Income	Ordinary Income	EBITDA *1
73,158 Million yen, UP 1.5 %	8,402 Million yen, UP 15.4 %	7,028 Million yen, UP 33.3 %	21,981 Million yen, UP 3.3 %

Equity Ratio	Interest-Bearing Debt *2	Net Assets	Net Income
37.3 %, UP 4.2 Percentage points	58,900 Million yen, DOWN 5.6 %	48,656 Million yen, UP 13.2 %	6,766 Million yen, UP 78.4 %

*1. EBITDA presents the amount obtained by adding depreciation and other amortization expenses that are included in the cost of sales and selling, and general and administrative expenses to operating income.
*2. Interest-bearing debt represents the total amount of borrowing.

The Future

We continue to focus on building shareholder value. We will continue to add and strengthen our attractions, shows, parades, and improve guest satisfaction. We will continue to forge a deep emotional connection between USJ and our guests. We will continue to provide World Class Family Entertainment to the millions of people who visit USJ from Japan and throughout the world.

We appreciate your continued support and understanding.

*This year because of certain tax considerations USJ will be making adjustments to that ratio.

June 2008
Glenn Gumpel
President and CEO
USJ Co., Ltd.

Topics of Fiscal Year 2007 (ended March 2008)


■"Fantastic World"
On a gigantic stage adorned with a myriad of earthly beings, colorful animals prance around, dancing and singing. "Fantastic World" is a musical fantasy of unprecedented magnificence launched in Spring 2008.
■"HOLLYWOOD DREAM THE RIDE"
SESAME STREET
123
■"Sesame Street™ ~Dreams of Dancing~"

Topics of Fiscal Year 2008 (ended March 2009)


■"Universal Water Parade"
From early July to late August 2008 (planned)
The water parade that won popularity last summer will be presented this year as well. It is an event unique to midsummer, in which both people who do not want to get wet and those who want to get soaked to the skin play happily with popular characters of the park in the sun.
■"Universal Wonder Halloween"
From early September to late October 2008 (planned)
■"Universal Wonder Christmas"
From early November 2008 to early January 2009 (planned)
■"Universal Countdown Party 2009"
From December 31, 2008 to January 1, 2009

Overview of Operation

New Attractions

We introduced a new sensation roller coaster, "HOLLYWOOD DREAM THE RIDE," in March 2007, and "Magical Oz-Go-Round," the first merry-go-round attraction since the opening of the park, in July 2007. Both attractions have been well received by a wide range of visitors. We also launched "Fantastic World" in March 2008 to commemorate the 7th anniversary, providing magnificent entertainment for guests through the merger of dynamic performance and music.

Seasonal Events

Seasonal events were further enhanced in the fiscal year ended March, 2008. "Universal Water Parade" was offered as the summer-only event. "Sorciere" was upgraded and returned to Halloween season as a main entertainment show. In the holiday season, a singing show "White Christmas Carol," which is received well every year, was performed, and "Santa's Toy Party," a song and dance show performed by Christmas toys made its debut this year. Universal Valentine and a seventh anniversary special music event with the theme "Graduation" were also held.

Attendance (using Regular passes)

The number of guests using regular passes stood at 5,961 thousand (up 1.5% on the previous year) thanks to the popularity of the "Summer Twilight Pass," a pass limited to summer that allows guests to enter the park from 3:00 p.m., and the "Twilight Pass," limited to Halloween and the Christmas season, and efforts to attract visitors in collaboration with marketing partner companies and tie-ups with transportation facilities, in addition to various other measures.

Note. A Regular pass is basically valid for one day.

Attendance (using Annual passes)

We launched the "Annual Studio Pass Price Campaign," aimed at providing annual passes at a special price, from October 15, 2007 through January 31, 2008, and posted sales about 9% larger than the sales of the same campaign in the previous fiscal year. As a result of drastic improvement in the process of issuing annual passes in the current fiscal year, purchasers of annual passes need to visit the park only once since they can both purchase and receive their annual pass at the same time. Previously, they had to visit the park twice: to purchase the annual pass and to receive it. The number of visitors using annual passes amounted to 2,679 thousand (down 5.1% from the previous year).

Note. An Annual pass can be utilized as many times as its holder wants within the one-year term of validity.

Attendance(using Regular passes and Annual passes)


(1,000 persons)
Regular pass
Annual pass
10,000
8,000
6,000
4,000
2,000
0
8,100
8,314
8,698
8,640
1,961
2,601
2,822
2,679
6,139
5,713
5,876
5,961
'05.3
'06.3
'07.3
'08.3

Sales


(Million yen)
80,000
60,000
40,000
20,000
0
70,059
68,267
72,062
73,158
'05.3
'06.3
'07.3
'08.3

Net Income


(Million yen)
8,000
6,000
4,000
2,000
0
△ 2,000
△ 4,000
△ 6,000
6,766
Loss to income
3,793
△ 5,172
△ 4,634
'05.3
'06.3
'07.3
'08.3

Balance Sheet


(Million yen)
Total Interest-Bearing Debt
Debt / EBITDA ratio (times)
D/E ratio
(times)
150,000
100,000
50,000
0
15
10
5
0
13.3
110,175
87,600
62,400
58,900
6.8
5.1
3.1
2.9
1.5
2.7
1.2
'05.3
'06.3
'07.3
'08.3

Financial Statements

Balance Sheet

(Millions of Yen)

	[illegible]	Year ended March 31, 2007
Assets		
Current Assets	37,279	26,594
Cash and deposits	25,449	21,920
Accounts receivable, trade	2,042	2,066
Securities	7,000	–
Others	2,787	2,608
Fixed Assets	93,231	103,332
Tangible fixed assets	89,751	100,800
Intangible fixed assets	1,819	469
Investments and other assets	1,660	2,062
Deferred assets	–	10
Total Assets	130,511	129,937
Liabilities		
Current liabilities	24,425	25,656
Account payable, trade	1,019	1,068
Current portion of long-term debt	3,500	3,500
Advances from customers	12,765	13,766
Others	7,140	7,320
Long-term liabilities	57,429	61,285
Long-term debt	55,400	58,900
Others	2,029	2,385
Total Liabilities	81,854	86,941
Net Assets		
Shareholders' Equity	48,631	42,995
Capital stock	31,182	30,938
Capital surplus	8,508	8,263
Retained earnings	8,940	3,793
Stock Acquisition Rights	24	–
Total Net Assets	48,656	42,995
Total Liabilities and Net Assets	130,511	129,937

Point 1 Cash and deposits · Securities

Cash and cash equivalents (securities) increased ¥10,500 million mainly due to an increase in cash flow from operating activities.

Point 2 Tangible fixed assets

The balance of tangible fixed assets decreased because of an advance in depreciation related to the initial investment in the theme park.

Point 3 Intangible fixed assets

The balance of intangible fixed assets grew as a result of improvement of the information system for the operation of the theme park.

Point 4 Current portion of long-term debt · Long-term debt

The balance amounted to ¥58,900 million as borrowings had been repaid smoothly.

Point 5 Net Assets

Net assets stood at ¥48,600 million mainly because net income was posted, with the capital ratio standing at 37.3%.

Statement of Income

(Millions of Yen)

	April 1, 2007 – March 31, 2008	April 1, 2006 – March 31, 2007
Sales	73,158	72,062
Cost of sales	54,718	55,151
Gross Profit	18,439	16,911
Selling, general and administrative expenses	10,036	9,627
Operating Income	8,402	7,283
Non-operating Income	798	818
Non-operating Expenses	2,172	2,828
Ordinary Income	7,028	5,273
Extraordinary Loss	256	1,473
Net Income Before Income Taxes	6,772	3,799
Income Taxes	5	5
Net Income	6,766	3,793

Statement of Cash Flow

(Millions of Yen)

	April 1, 2007 – March 31, 2008	April 1, 2006 – March 31, 2007
Cash Flows from Operating Activities	19,553	17,696
Cash Flows from Investing Activities	△ 2,868	△ 7,010
Cash Flows from Financing Activities	△ 6,231	△ 16,131
Effect of Exchange Rate Changes on Cash and Cash Equivalents	75	234
Net Increase (Decrease) in Cash and Cash Equivalents	10,529	△ 5,211
Cash and Cash Equivalents at Beginning of Period	21,920	27,131
Cash and Cash Equivalents at End of Period	32,449	21,920

Point 6 Sales

We achieved a year-on-year increase of 1.5% in sales mainly due to the effect of the price hike in admission tickets, implemented in July 2006, and robust sales of attraction-priority admission tickets.

Point 7 Operating Income

Operating income soared by 15.4% on the previous fiscal year thanks primarily to increased sales and higher cost efficiency.

Point 8 Non-operating Expenses

Non-operating expenses plunged 23.2% year-on-year mainly because of a decrease in interest expenses.

Point 9 Net Income

Net income jumped 78.4% from the previous fiscal year, since extraordinary loss declined as there were no expenses in connection with refinancing, which had been incurred in the previous fiscal year, and loss on disposal of fixed assets decreased.

Point 10 Cash Flow from Operating Activities

Net cash provided by operating activities increased by ¥1,800 million on the previous fiscal year primarily due to increased operating income and decreased interest expenses.

Point 11 Cash Flow from Investing Activities

Net cash provided by/used in investing activities decreased by ¥4,100 million year-on-year mainly because of a decrease in expenditure for acquisition of tangible fixed assets.

Point 12 Cash Flow from Financing Activities

Repayment of borrowings decreased in the current term, although we posted expenses related to refinancing and made advance repayment of borrowings in the previous term. As a result, net cash provided by/used in financing activities declined ¥9,900 million.

Corporate Information and Stock Information

Corporate Information

Corporate Profile (as of March 31, 2008)

Corporate Name: USJ Co., Ltd.
Establishment: December 1994
Head Office Location: 2-1-33 Sakurajima, Konohana-ku, Osaka City, Osaka Prefecture
Representative Director: Glenn Gumpel
Number of employees: 527
Capital: ¥31,182 million

Directors (as of June 25, 2008)

President and CEO Glenn Gumpel
Director Koji Iida
Director Isao Tanaka
Director Vernon McGugan
Director Hiroshi Nakamichi
Director (Part-time) Ankur Sahu
Director (Part-time) Kenichiro Kagasa
Director (Part-time) Kazuhiro Takahashi
Statutory Auditor (Full-time) Tsugio Hase
Statutory Auditor (Full-time) Taro Kikuchi
Statutory Auditor (Part-time) Takashi Shoji
Statutory Auditor (Part-time) Michiko Kanai

Notes 1 Ankur Sahu, Kenichiro Kagasa and Kazuhiro Takahashi are outside board members as specified in Article 2, Item 15 of the Corporate Law
2 Tsugio Hase, Takashi Shoji and Michiko Kanai are outside statutory auditors as specified in Article 2, Item 16 of the Corporate Law

Stock Information (as of March 31, 2008)

Status of Shares

Number of shares authorized: 3,000,000
Number of shares issued: 2,164,915
Number of shareholders: 10,906

Major Shareholders

Shareholders	[illegible]	[illegible]
Crane Holdings Ltd.	888,890	41.06
DBJ Value Up Fund	222,222	10.26
Osaka City	200,000	9.24
Owl Creek Overseas Fund, Ltd.	147,593	6.82
Goldman Sachs International	76,646	3.54
Morgan Stanley & Co. Inc.	66,761	3.08
Owl Creek II, LP	65,110	3.01
Morgan Stanley & Co. International plc	49,805	2.30
Société Général, Paris	47,789	2.21
UBS AG London A/C IPB Segregated Client Account	34,334	1.59

Distribution of Shares by Owner



Local Public Entities
9.24%
Individuals and Others
2.68%
Foreign Corporations, etc.
29.28%
Financial Institutions
1.77%
Securities Companies
0.41%
Other Corporations
56.62%

Change in Share Price



Stock Price (yen)
100,000
80,000
60,000
40,000
0
'07.3 '07.4 '07.5 '07.6 '07.7 '07.8 '07.9 '07.10 '07.11 '07.12 '08.1 '08.2 '08.3

Approach to CSR Activities

In commemoration of the 5th anniversary of the opening of the park, USJ Co., Ltd. launched a social contribution project, dubbed "USJ Dream Weavers," which was implemented consisted mainly by the company and the crew (employees) in 2006. We are proactively pushing forward with social contribution activities through the "Wonder Kids Program," through which we invite children from children's welfare facilities to the park, and crew members serving as volunteers show them around the park; the "Community Program," through which characters and performers from the park visit children's wards, facilities for the disabled, homes for the elderly and other facilities whose patients and/or residents are hardly able to visit the park; and fund-raising campaigns.
We held "Fantastic Night," a charity event aimed at supporting people who need help in the local community, in the spring of 2008, and donated the proceeds.

Social Contribution Activities

* "Fantastic Night"
  (Charity dinner show)
  We held the first charity dinner show, dubbed "Fantastic Night," on March 22, 2008, with the support of 21 major business partners.



We donated one pick-up vehicle to a social welfare facility (equivalent to ¥2.95 million) and ¥7,112,950 as scholarship for children of traffic and disaster victims.



* Community Program
  We have popular characters and performers who visit hospitals, including children's wards, as well as facilities for the disabled, homes for the elderly and other facilities on a regular basis.

* "Wonder Kids Program"



"Let's deliver dreams and hope to children"
We held the "2nd Wonder Kids Program" in July 2007, inviting 138 children from protective institutions and the "Children's Home Project" of the Osaka Municipal Government.

* Collaboration with external organizations (nonprofit organization (NPO) corporations and other bodies)



We proactively dispatch volunteers from among the crew to charity events held under the auspices of external organizations as well as launch fund-raising campaigns and cleaning up campaigns in the surrounding regions. We sent 63 volunteers to the "11th IAAF World Championships in Athletics," held in Osaka in August 2007, to support the operation of the track and field meet.

Efforts for Environmental Issues

* We strive to pay attention to the global environment, the natural environment and the surrounding environment when we carry on our business.
* We have been carrying out an "Energy Conservation Promotion Project" on a company-wide basis as part of our efforts based on the Kyoto Protocol. In the fiscal year 2007, we achieved a reduction of 5.5% in CO_2 emissions from the previous fiscal year, and aim at a 3% reduction in the fiscal year 2008.
* We worked on energy conservation, involving all employees, in March 2008, which is designated as the "2nd Energy-Saving Reinforcement Month of the Fiscal Year 2007." As a result, we reduced electricity consumption by 2.7% from the same month in the previous year, while slashing air-conditioning energy by 48.8% and tap water use by 15.3%.
* We won an excellent award, the "Osaka Stop Global Warming Awards," held under the auspices of the Osaka Prefectural Government, on February 15, 2008, in recognition of our greenhouse gas emission reduction (in the fiscal year 2006).



USJ Dream Weavers

Information on Shareholders' Benefit Plan

Distribution of discount admission tickets or free admission tickets

- **Eligible Shareholders**
  Shareholders whose names are listed on the registered and/or beneficial stockholders' lists as of March 31 and September 30 each year
- **Frequency of Distribution**
  Twice a year, March 31 and September 30 as recorded date
- **Contents**
  "Shareholder Discount Coupon" or complimentary "Shareholder Studio Pass" will be provided based on the following standards.

Number of Shares owned	Benefits	September 30	March 31	Total
1 share and over	20% Discount Pass	1	1	2
5 shares and over	50% Discount Pass	1	1	2
10 shares and over	Complimentary Pass	1	1	2
20 shares and over	Complimentary Pass	2	2	4
30 shares and over	Complimentary Pass	3	3	6
40 shares and over	Complimentary Pass	4	4	8
50 shares and over	Complimentary Pass	5	5	10
300 shares and over	Complimentary Pass	6	6	12

Notes

Fiscal year:	From April 1 of each year to March 31 of the following year
Base date for dividends:	March 31 and September 30 of each year
Ordinary shareholders' meeting:	June every year
Manager of the register of shareholders:	The Sumitomo Trust & Banking Co., Ltd.
Contact office:	Stock Transfer Agency Department The Sumitomo Trust & Banking Co., Ltd. 1-10 Nikkocho, Fuchu-shi, Tokyo 183-8701 Request for forms, including address change forms: Toll-free number: 0120-175-417 Other inquiries: Toll-free number: 0120-176-417

USJ Co., Ltd.

File No. 82-35074
Exhibit A-6

June 27, 2008

USJ Co., Ltd.
Glenn Gumpel, President & CEO
(Code No.: 2142, Mothers, Tokyo Stock Exchange)
Contact: Koji Iida
GM, Financial & Administration Division
(TEL.: 06-6465-3134)

(Amendment)
Financial Report for Fiscal Year Ended March 31, 2008 (Non-consolidated)

This is to announce an amendment to our Financial Report for Fiscal Year Ended March 31, 2008 (Non-consolidated) disclosed on May 9, 2008. Underlined part shown below is the amendment.

[Amendment]

Financial Report for Fiscal Year Ended March 31, 2008 (Non-consolidated) Page 58

4. Financial Statement

(Notes) Related party transaction Fiscal year 2006 (From April 1, 2006 to March 31, 2007)

2. Sister companies, etc

(Before)

Category	Name	Capital (Millions of Yen)	Nature of business or occupation	Voting rights (%)	Relationship		Nature of transaction	Transaction amount (Millions of Yen)	Account	Balance at the year end (Millions of Yen)
					Concurrent directors	Business relationship				
Subsidiary of the Company's parent company	Goldman Sachs Japan Co., Ltd.	83,616	Securities firm	–	–	Renewal of loan	Long-term debt executed	–	Long-term debt	3,400
							Interest payments	21	Accrued interest	0

The rest is omitted.

(Note) 1-4 omitted

5. Transaction terms and policies for determination thereof

(i) The terms of loan from Osaka City Development Corporation are determined in consideration for market interest rate.

(ii) Royalty rates are determined on the contractual agreement in consideration for those between Universal City Studios LLLP and other theme parks.

(After)

Category	Name	Capital (Millions of Yen)	Nature of business or occupation	Voting rights (%)	Relationship		Nature of transaction	Transaction amount (Millions of Yen)	Account	Balance at the year end (Millions of Yen)
					Concurrent directors	Business relationship				
Subsidiary of the Company's parent company	Goldman Sachs Japan Co., Ltd.	83,616	Securities firm	–	–	Renewal of loan	Long-term debt executed	–	Long-term debt	3,400
							Interest payments	21	Accrued interest	0

The rest is omitted.

(Note) 1-4 omitted

5. Transaction terms and policies for determination thereof

(iii) The terms of loan from Goldman Sachs Japan Co., Ltd. and Osaka City Development Corporation are determined in consideration for market interest rate.

(iv) Royalty rates are determined on the contractual agreement in consideration for those between Universal City Studios LLLP and other theme parks.

File No. 82-35074
Exhibit A-7

RECEIVED
2008 JUL 24 A 9:30

June 30, 2008

To all stakeholders:

USJ Co., Ltd.
Glenn Gumpel, President & CEO
(Code No.: 2142, Mothers, Tokyo Stock Exchange)
Contact: Koji Iida
GM, Financial & Administration Division

Information regarding Parent Companies or Other Related Companies

1. About parent company or other related company (as of March 31, 2008)

Parent company or other related company	Attributes	Voting rights held by the parent company (%)	Stock market to which securities issued by parent company or other related company are listed
Crane Holdings Ltd.	Other related company (in case a listed company is an affiliate of another company, other such company)	41.06	—

(Notes) 1. Crane Holdings Ltd. is a wholly owned indirect subsidiary of the Goldman Sachs Group, Inc.

2. USJ Co. will disclose important business information regarding Crane Holdings as necessary in accordance with the rules of the Tokyo Stock Exchange that requires disclosure of information regarding unlisted parent companies or other related companies on a timely basis.

2. Relationship between a listed company and its parent companies or other related companies, such as the listed company's position in a corporate group consisting of its parent companies or other related companies

(1) Relationship between USJ Co. and its parent companies or other related companies, such as its position in a corporate group consisting of its parent companies or other related companies

Crane Holdings holds the largest portion of shares issued by USJ Co. and is qualified as an "other related company (in case a company is an affiliate of another company, such other company)" with 41.06% of ordinary shares issued by USJ Co. as of March 31, 2008 (excluding potential ownership of shares by means of share warrants).

An investment and business administration expert is assigned from Crane Holdings to USJ Co. as an external board member to provide knowledge and expertise regarding operation of multinational

business from the viewpoint of investment professionals, so as to further improve USJ Co.'s business performance.

(2) Business restrictions, risks and benefits resulting from becoming a part of a corporate group consisting of parent companies or other related companies

Crane Holdings, which is an "other related company" of USJ Co. holds more than 40% voting rights at USJ Co.'s shareholder's meetings. Therefore, changes in business policies made by Crane Holdings regarding USJ Co. may have significant impacts on the business administration of USJ Co.

However, parent companies or other related companies have never exerted direct influence on business administration or activities of USJ Co. In fact, these companies support USJ Co. in its business administration and activities so as to increase USJ Co.'s corporate value.

(3) Company's policy regarding securing a certain level of independence of parent companies or other related companies, or programs to secure such independence
USJ Co. is not under any restrictions such as the necessity of obtaining approval of parent companies or other related companies in conducting business administration or activities. Therefore, no specific measures are in place at USJ Co. to secure the independence of parent companies or other related companies.

(4) Level of independence of parent companies or other related companies
USJ Co. independently conducts its business activities with no restrictions from parent companies or other related companies. Although USJ Co.'s board of directors includes one external member from an "other related company," the board consists of eight members (as of June 25, 2008) and thus we consider that USJ Co. maintains a certain level of independence that a listed company should have.

3. Trade with parent companies or other related companies
There is no specific matter to be reported herein regarding trade with parent companies or other related companies in the fiscal year ended March 2008.

File No. 82-35074
Exhibit A-8

July 14, 2008

To all stakeholders:

USJ Co., Ltd.
Glenn Gumpel, President & CEO
(Code No.: 2142, Mothers, Tokyo Stock Exchange)
Contact: Koji Iida
GM, Financial & Administration Division

Allotment of Stock Option for Board Members and Employees (Deeply Discounted Stock Option)

This is to inform you that at the Board of Directors' Meeting on July 14, 2008, we resolved to determine the details of the new share acquisition rights for Board Members and senior management employees (Deeply Discounted Stock Option) offering conditions of the new share acquisition rights as provided below, and to allot the new share acquisition rights to the Board Members and the senior management employees.

1. Purpose

Our aim is to further drive motivation for improving our business results and corporate value by linking the financial benefits received by Board Members and senior management employees with the stock price of the Company.

2. Summary of Issuance of Stock Option

(1) Name of Stock Option: Stock Options E

(2) Total Number of Stock Option: 561

(3) Class and number of shares underlying Stock Option E.

561 shares of common stock of the Company

Provided, however, that the class and the number of shares underlying one (1) Stock Option E ("Number of Shares to be Granted") shall be one (1) share of common stock of the Company, and the Number of Shares to be Granted will be subject to adjustment as follows;

a. If, after the allocation date, the Company splits its shares of common stock (including the allocation of shares of common stock without contribution; the same shall apply regarding the discussion of stock splits hereinafter) or consolidates its shares of common stock, the Number of Shares to be Granted shall be adjusted according to the following formula, and fractions of less than one share arising as a result of such calculation shall be

rounded off.

Post-adjustment Number of Shares to be Granted = Pre-adjustment Number of Shares to be Granted × stock split or consolidation ratio

b. Further, if, after the allocation date, an unavoidable event occurs necessitating adjustment of the Number of Shares to be Granted, adjustment of the Number of Shares to be Granted may be carried out by a method the Company deems appropriate.

(4) Value of property to be contributed upon exercise of the Stock Option E.

The value of property to be contributed upon exercise of Stock Option E shall be the amount obtained by multiplying ¥1, which is the amount to be paid in for one (1) share that can be received through exercise of a Stock Option E, by the Number of Shares to be Granted.

(5) Period during which Stock Options E can be exercised

The exercisable period commences after three (3) years (July 29, 2011) ("Vesting Date") and ends at ten (10) years (July 28, 2018) from the allocation date.

(6) Matters regarding the capital and capital reserves that will be increased in the case where share will be issued as a result of the exercise of Stock Options E

a. The amount of capital that will be increased in the case where share will be issued as a result of exercise of Stock Options E shall be one-half (1/2) of the amount of the Capital Increase Limit calculated in accordance with Article 40, Paragraph 1 of the Company Accounting Rules (*Kaisha keisan kisoku*), and fractions of less than one yen resulting from the calculation shall be rounded up.

b. The amount of capital reserves that will be increased where the share will be issued as a result of exercise of Stock Options E shall be the amount calculated by subtracting the amount of increased capital set force in the preceding item a. above from the Capital Increase Limit set forth in preceding paragraph a.

(7) Restriction on acquisition of Stock Options E through transfer

Acquisition of Stock Options E through transfer shall require the approval of the Board of Directors of the Company.

(8) Reason and conditions to acquire Stock Option E.

In the event that any of the following events arise with respect to a grantee of Stock Option C ("Grantee") or the Company, the Company may, on the day the Company's Board of Directors separately decides on and after such event arises, acquire the respective Stock Options E set forth below for no consideration.

a. In the event that the Grantee has waived the Stock Option, it holds in whole or in part:

such waived Stock Options.

b. In the event that a proposal regarding a merger agreement in which the Company will become an acquired company, a proposal regarding a demerger agreement or plan in which the Company will become a demerged company, or a proposal regarding a share exchange agreement or share transfer plan in which the Company will become a wholly owned subsidiary, has been approved at a general shareholders' meeting of the Company (or resolved by the Board of Directors when a resolution at a general shareholders' meeting is not required): All of the unexercised Stock Options E.

c.. In the event that the Grantee violates the internal rules of the Company willfully or by gross negligence, causes damage to the Company by any dishonest acts, loses a position as a Director or as an employee of the Company by willful or grossly negligent acts such as leaks of trade secrets: All of the unexercised Stock Options E.

(9) Handling of fractions

Fractions of less than one share in the number of shares to be delivered to the Grantee who has exercised its Stock Options E shall be rounded off.

(10) Conditions for exercise of Stock Options E.

The conditions for the exercise of Stock Options E shall be pursuant to the following paragraphs.

a. A holder of Stock Options E, ("Grantee") may exercise Stock Options E as long as the Grantee is in a position as a Director or as an employee of the Company ("Position") on the Vesting Date and at the time of the exercise. Provided, however, that (i) if the Grantee loses the Position after the Vesting Date (even if the Grantee is not in the Position at the time of the exercise), the Grantee can exercise Stock Options E within five (5) years from the day the Grantee loses the Position, and within the exercisable period set forth in the preceding paragraph, and (ii) even if the Grantee is not in the Position at the time of the exercise and loses the Position before the Vesting Date, if approved by the Board of Directors, the Grantee can exercise Stock Options E in proportion to the ratio of contribution to the company made by the Grantee until the day the Grantee loses the Position (determined by the Board of Directors), for the period from the Vesting Date to the day the Board of Directors determines.

b. Stock Options may be exercisable when the Grantee has achieved the business performance targets set by the Company on the Vesting Date separately, in proportion to the ratio of achievement. Provided, however, that if the Grantee is not in the Position at the time of the exercise and loses the Position before the Vesting Date, and with approval of the Board of Directors, the Grantee may exercise in accordance with the proviso (ii) of the preceding paragraph a.

c. Even after the Vesting Date, the Grantee can not exercise Stock Options he/she holds in any of the events set forth in the following paragraphs.

ca. In the event that a proposal regarding a merger agreement in which the Company will become an acquired company, a proposal regarding a demerger agreement or plan in

which the Company will become a demerged company, or a proposal regarding a share exchange agreement or share transfer plan in which the Company will become a wholly owned subsidiary, has been approved at a general shareholders' meeting of the Company (or resolved by the Board of Directors when a resolution at a general shareholders' meeting is not required)

cb. In the event that the Grantee violates internal rules of the Company willfully or by gross negligence, causes damage to the Company by any dishonest acts, loses the Position by willful or grossly negligent acts such as leaks of trade secrets, or during the period of time the Company investigates whether an act by the Grantee constitutes any of the aforementioned acts.

(11) Payment of money in exchange for Stock Options E.

The amount to be paid in for each Stock Option shall be 66,686 yen. Provided however, that the Company shall provide the persons to whom Stock Option E will be allotted with compensation equivalent to the said amount to be paid in for Stock Option E allotted to them, and they may set off the payment obligation against the compensation receivable. This paid-in amount does not constitute favorable issuance of stock.

(12) Allocation Date of Stock Option

July 29, 2008

(13) Grantee and the number thereof, and the number of Stock Option allotted

310 of Stock Option shall be allotted to 4 directors and 251 of Stock Option shall be allotted to 5 senior management employees.

File No. 82-35074
Exhibit A-9

RECEIVED
2008 JUL 24 A 9:38

July 14, 2008

To all stakeholders:

USJ Co., Ltd.
Glenn Gumpel, President & CEO
(Code No.: 2142, Mothers, Tokyo Stock Exchange)
Contact: Koji Iida
GM, Financial & Administration Division

Allotment of Stock Option for Employees (Deeply Discounted Stock Option)

This is to inform you that at the Board of Directors' Meeting on July 14, 2008, we resolved to determine the details of the new share acquisition rights for senior management employees (Deeply Discounted Stock Option) offering conditions of the new share acquisition rights as provided below, and to allot the new share acquisition rights to the senior management employees.

1. Purpose

Our aim is to further drive motivation for improving our business results and corporate value by linking the financial benefits, received by senior management employees with the stock price of the Company.

2. Summary of Issuance of Stock Option

(1) Name of Stock Option: Stock Options F

(2) Total Number of Stock Option: 1,144

(3) Class and number of shares underlying Stock Option F.

1,144 shares of common stock of the Company

Provided, however, that the class and the number of shares underlying one (1) Stock Option F ("Number of Shares to be Granted") shall be one (1) share of common stock of the Company, and the Number of Shares to be Granted will be subject to adjustment as follows;

a. If, after the allocation date, the Company splits its shares of common stock (including the allocation of shares of common stock without contribution; the same shall apply regarding the discussion of stock splits hereinafter) or consolidates its shares of common stock, the Number of Shares to be Granted shall be adjusted according to the following formula, and fractions of less than one share arising as a result of such calculation shall be

rounded off.

Post-adjustment Number of Shares to be Granted = Pre-adjustment Number of Shares to be Granted × stock split or consolidation ratio

b. Further, if, after the allocation date, an unavoidable event occurs necessitating adjustment of the Number of Shares to be Granted, adjustment of the Number of Shares to be Granted may be carried out by a method the Company deems appropriate.

(4) Value of property to be contributed upon exercise of the Stock Option F.
The value of property to be contributed upon exercise of Stock Option F shall be the amount obtained by multiplying ¥1, which is the amount to be paid in for one (1) share that can be received through exercise of a Stock Option F, by the Number of Shares to be Granted.

(5) Period during which Stock Options F can be exercised
The exercisable period commences after three (3) years (July 29, 2011) ("Vesting Date") and ends at ten (10) years (July 28, 2018) from the allocation date.

(6) Matters regarding the capital and capital reserves that will be increased in the case where share will be issued as a result of the exercise of Stock Options F

a. The amount of capital that will be increased in the case where share will be issued as a result of exercise of Stock Options F shall be one-half (1/2) of the amount of the Capital Increase Limit calculated in accordance with Article 40, Paragraph 1 of the Company Accounting Rules (*Kaisha keisan kisoku*), and fractions of less than one yen resulting from the calculation shall be rounded up.

b. The amount of capital reserves that will be increased where the share will be issued as a result of exercise of Stock Options F shall be the amount calculated by subtracting the amount of increased capital set force in the preceding item a. above from the Capital Increase Limit set forth in preceding paragraph a.

(7) Restriction on acquisition of Stock Options F through transfer
Acquisition of Stock Options F through transfer shall require the approval of the Board of Directors of the Company.

(8) Reason and conditions to acquire Stock Option F.
In the event that any of the following events arise with respect to a grantee of Stock Option F ("Grantee") or the Company, the Company may, on the day the Company's Board of Directors separately decides on and after such event arises, acquire the respective Stock Options F set forth below for no consideration.

a. In the event that the Grantee has waived the Stock Option F, it holds in whole or in part:

such waived Stock Options F.

b. In the event that a proposal regarding a merger agreement in which the Company will become an acquired company, a proposal regarding a demerger agreement or plan in which the Company will become a demerged company, or a proposal regarding a share exchange agreement or share transfer plan in which the Company will become a wholly owned subsidiary, has been approved at a general shareholders' meeting of the Company (or resolved by the Board of Directors when a resolution at a general shareholders' meeting is not required): All of the unexercised Stock Options F.

c.. In the event that the Grantee violates the internal rules of the Company willfully or by gross negligence, causes damage to the Company by any dishonest acts, loses a position as an employee of the Company by willful or grossly negligent acts such as leaks of trade secrets: All of the unexercised Stock Options F.

(9) Handling of fractions

Fractions of less than one share in the number of shares to be delivered to the Grantee who has exercised its Stock Options F shall be rounded off.

(10) Conditions for exercise of Stock Options F.

The conditions for the exercise of Stock Options F shall be pursuant to the following paragraphs.

a. A holder of Stock Options F, ("Grantee") may exercise Stock Options F as long as the Grantee is in a position as an employee of the Company ("Position") on the Vesting Date and at the time of the exercise. Provided, however, that (i) if the Grantee loses the Position after the Vesting Date (even if the Grantee is not in the Position at the time of the exercise), the Grantee can exercise Stock Options F within five (5) years from the day the Grantee loses the Position, and within the exercisable period set forth in the preceding paragraph, and (ii) even if the Grantee is not in the Position at the time of the exercise and loses the Position before the Vesting Date, if approved by the Board of Directors, the Grantee can exercise Stock Options F in proportion to the ratio of contribution to the company made by the Grantee until the day the Grantee loses the Position (determined by the Board of Directors), for the period from the Vesting Date to the day the Board of Directors determines.

b. Stock Options may be exercisable when the Grantee has achieved the business performance targets set by the Company on the Vesting Date separately, in proportion to the ratio of achievement. Provided, however, that if the Grantee is not in the Position at the time of the exercise and loses the Position before the Vesting Date, and with approval of the Board of Directors, the Grantee may exercise in accordance with the proviso (ii) of the preceding paragraph a.

c. Even after the Vesting Date, the Grantee can not exercise Stock Options he/she holds in any of the events set forth in the following paragraphs.

ca. In the event that a proposal regarding a merger agreement in which the Company will become an acquired company, a proposal regarding a demerger agreement or plan in

which the Company will become a demerged company, or a proposal regarding a share exchange agreement or share transfer plan in which the Company will become a wholly owned subsidiary, has been approved at a general shareholders' meeting of the Company (or resolved by the Board of Directors when a resolution at a general shareholders' meeting is not required)

cb. In the event that the Grantee violates internal rules of the Company willfully or by gross negligence, causes damage to the Company by any dishonest acts, loses the Position by willful or grossly negligent acts such as leaks of trade secrets, or during the period of time the Company investigates whether an act by the Grantee constitutes any of the aforementioned acts.

(11) Payment of money in exchange for Stock Options F.

The amount to be paid in for each Stock Option shall be 66,686 yen. Provided however, that the Company shall provide the persons to whom Stock Option F will be allotted with compensation equivalent to the said amount to be paid in for Stock Option F allotted to them, and they may set off the payment obligation against the compensation receivable. This paid-in amount does not constitute favorable issuance of stock.

(12) Allocation Date of Stock Option

July 29, 2008

(13)Grantee and the number thereof, and the number of Stock Option allotted

1,144 of Stock Option shall be allotted to 38 senior management employees.

File No. 82-3507K
Exhibit B-1

有価証券報告書

（金融商品取引法第24条第１項に基づく報告書）

事業年度	自	平成19年４月１日
（第14期）	至	平成20年３月31日

株式会社ユー・エス・ジェイ

大阪市此花区桜島二丁目１番33号

（E04750）

000062

目次

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	金融商品取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成20年６月26日
【事業年度】	第14期（自　平成19年４月１日　至　平成20年３月31日）
【会社名】	株式会社ユー・エス・ジェイ
【英訳名】	USJ Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　グレン　ガンペル
【本店の所在の場所】	大阪市此花区桜島二丁目１番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長 竹中　昭敏
【最寄りの連絡場所】	大阪市此花区桜島二丁目１番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長 竹中　昭敏
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

提出会社の経営指標等

回次		第10期	第11期	第12期	第13期	第14期
決算年月		平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
売上高	(百万円)	71,250	70,059	68,267	72,062	73,158
経常利益または経常損失(△)	(百万円)	△5,068	△3,151	△582	5,273	7,028
当期純利益または当期純損失(△)	(百万円)	△5,204	△5,172	△4,634	3,793	6,766
持分法を適用した場合の投資利益	(百万円)	－	－	－	－	－
資本金	(百万円)	40,000	40,000	52,500	30,938	31,182
発行済株式総数						
普通株式	(千株)	800	800	1,541	2,143	2,164
Ａ種優先株式	(千株)	－	－	185	－	－
純資産額	(百万円)	13,481	8,308	28,674	42,995	48,656
総資産額	(百万円)	169,560	152,054	142,833	129,937	130,511
１株当たり純資産額	(円)	16,852.06	10,385.90	13,204.47	20,061.69	22,463.64
１株当たり配当額(うち１株当たり中間配当額)	(円)	－ (－)	－ (－)	－ (－)	－ (－)	1,500 (750)
１株当たり当期純利益金額または１株当たり当期純損失金額(△)	(円)	△6,505.14	△6,466.15	△3,159.65	1,973.91	3,134.74
潜在株式調整後１株当たり当期純利益金額	(円)	－	－	－	1,938.13	3,067.61
自己資本比率	(%)	8.0	5.5	20.1	33.1	37.3
自己資本利益率	(%)	－	－	－	10.6	14.8
株価収益率	(倍)	－	－	－	26.0	21.9
配当性向	(%)	－	－	－	－	47.9
営業活動によるキャッシュ・フロー	(百万円)	－	14,358	9,632	17,696	19,553
投資活動によるキャッシュ・フロー	(百万円)	－	△1,085	△2,096	△7,010	△2,868
財務活動によるキャッシュ・フロー	(百万円)	－	△13,343	△1,429	△16,131	△6,231
現金及び現金同等物の期末残高	(百万円)	－	20,906	27,131	21,920	32,449
従業員数(外、平均臨時従業員数)	(人)	756 (2,715)	671 (2,614)	554 (2,446)	543 (2,410)	527 (2,590)

(注) 1．当社は連結財務諸表を作成しておりませんので、連結会計年度に係る主要な経営指標等の推移については、記載しておりません。

2．売上高には、消費税等は含まれておりません。

3．当社は関連会社がありませんので、持分法を適用した場合の投資利益につきましては、記載しておりません。

4．純資産額の算定にあたり、第13期より「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会 平成17年12月９日 企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会 平成17年12月９日 企業会計基準適用指針第８号）を適用しております。

5．潜在株式調整後１株当たり当期純利益金額について、第11期以前は、１株当たり当期純損失であり、また潜在株式が存在しないため記載しておりません。第12期は、潜在株式は存在するものの１株当たり当期純損失であるため記載しておりません。

6．第10期から第12期までの自己資本利益率については、当期純損失が計上されているため、記載しておりません。

7．第10期から第12期までの株価収益率については、当社株式は非上場であったため、記載しておりません。

8．第11期から第13期までの財務諸表については、証券取引法第193条の２、第14期の財務諸表については金融商品取引法第193条の２第１項の規定に基づき、あずさ監査法人の監査を受けておりますが、第10期の財務諸表については、これらの監査を受けておりません。

9．従業員数欄の（外書）は、臨時従業員の雇用人員（パートタイマーは１日7.75時間換算の年間平均雇用人員）であります。

10．第10期より第12期における３期間において、当期純損失を計上しております。主な要因は、テーマパーク建設に関連する減価償却費、テーマパーク運営に伴う人件費、事業用地賃借に伴う賃借料及び借入に伴う支払利息等の負担によるものです。各事業年度における主な業績変動要因は以下のとおりです。なお、第10期及び第11期には継続企業の前提に関する注記が付されております。

第10期：　期間限定パス（有効期間内であれば何回でも入場できるチケット）の導入により、入場者数は伸びたものの、テーマパーク入場料収入や商品販売収入の減少を招き、減価償却費や人件費等の経費負担を吸収できないまま経常損失及び当期純損失を計上いたしました。

第11期：　前年度に導入した期間限定パスの終了及びレギュラーパス利用入場者数の増加により運営収入は前期比微増となったものの、期間限定パス利用入場者数の減少によりパーク内消費が低下した結果、商品販売収入及び飲食販売収入が減少したため、売上高は減少いたしました。商品ラインアップ・飲食メニューの見直し、仕入先変更による物販・飲食原価率の低減、外部業務委託費、販売促進費、地代、メンテナンスコスト等の経費の削減並びに人員の効率化による損益分岐点の改善を図り、営業黒字化しましたが、支払利息負担から経常損失を計上、さらにキャリア転身支援制度をはじめとした構造改革費用を計上したことにより、当期純損失を計上いたしました。

第12期：　リピーターの来場促進策等により年間パス（１年間の有効期間内であれば何回でも入場できるチケット）利用入場者数は増加しましたが、レギュラーパス入場者数の減少等から売上高は減少いたしました。人員数の見直し、メンテナンス関連業務の内製化、賃貸料の見直し等によるコスト効率化の推進から営業利益は増加しましたが、支払利息やリファイナンス関連費用等負担により、経常損失及び当期純損失を計上いたしました。

2【沿革】

年月	事項
平成６年12月	大規模テーマパークの開発・建設のための企画及び調査等を目的として、大阪市港区に大阪ユニバーサル企画株式会社を設立
８年２月	米国法人エムシーエー・インク（現ユニバーサル・スタジオ・インク）との間にテーマパーク「ユニバーサル・スタジオ・ジャパン」の企画、建設及び運営に関する基本契約を締結
３月	上記基本契約を受け、商号を株式会社ユー・エス・ジェイに変更
９年４月	本店を大阪市住之江区に移転
10年３月	米国法人ユニバーサル・スタジオ・インク他ユニバーサルグループ各社との間に「ユニバーサル・スタジオ・ジャパン」の企画、建設及び運営に関するライセンス契約（最終契約）を締結
10月	大阪市此花区において「ユニバーサル・スタジオ・ジャパン」の建設に着手
13年１月	本店を大阪市此花区に移転
３月	テーマパーク「ユニバーサル・スタジオ・ジャパン」開業
14年４月	アトラクション「ハリウッド・プレミア・パレード」導入（平成16年８月終了）
15年４月	アトラクション「セサミストリート４―Ｄムービーマジック」導入
６月	アトラクション「シュレック４―Ｄアドベンチャー」導入
16年１月	アトラクション「アメージング・アドベンチャー・オブ・スパイダーマン・ザ・ライド」導入
17年４月	アトラクション「ハッピー・ハーモニー・セレブレーション」導入
18年４月	アトラクション「ピーターパンのネバーランド」導入
７月	エリア「ランド・オブ・オズ」及びミュージカル・ショー「ウィケッド」導入
８月	ユニバーサル・スタジオ・インクの権利義務の承継人としての米国法人ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー他ユニバーサルグループ各社との間に「ユニバーサル・スタジオ・ジャパン」の企画、建設及び運営に関する修正ライセンス契約（修正・書換最終契約）を締結
19年３月	アトラクション「ハリウッド・ドリーム・ザ・ライド」導入 株式会社東京証券取引所マザーズ市場に株式を上場
19年７月	アトラクション「マジカル・オズ・ゴーラウンド」導入
20年３月	アトラクション「ファンタスティック・ワールド」導入

3【事業の内容】

当社の主要な事業内容は、テーマパーク「ユニバーサル・スタジオ・ジャパン」の運営及びそれらに直接関連して行われる各事業であります。

「ユニバーサル・スタジオ・ジャパン」は、平成13年３月31日、大阪市此花区にオープンした、ハリウッド映画やキャラクターを中心としたテーマパークであり、乗り物や体験型のアトラクションのみならず、パレード、ショー、イベントなど多彩な楽しみ方を提供しております。

なお、当社テーマパーク運営等の事業収入は、以下の４つに区分されます。

① 運営収入

当社テーマパークへの入場料、アトラクション優先入場券販売、駐車場使用料など、テーマパークにおける全収入のうち、以下に示す「商品販売収入」及び「飲食販売収入」以外のもの全てを含んでおります。

② 商品販売収入

主に当社テーマパーク内の物販店舗における商品販売収入及び提携施設内店舗並びに提携ホテル内店舗における当社商品の販売収入です。

③ 飲食販売収入

当社テーマパーク内のレストラン及び飲食物販売用カートにおける飲食販売収入です。

④ その他の収入

当社テーマパーク内における収入以外の収入です。マーケティング・パートナー企業からのパートナーシップフィー等を含んでおります。

以下は、当社の事業系統図です。なお、当社に子会社はありません。


マーケティング・パートナー企業
パートナーシップフィーの支払い
共同マーケティング活動の推進
ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー他ユニバーサルグループ各社※
「ユニバーサル・スタジオ・ジャパン」の企画、建設及び運営に関連する知的財産権に関するライセンスの供与
株式会社ユー・エス・ジェイ（テーマパーク事業）
サービスの提供、商品・飲食の販売
顧客

※ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー及びその子会社であるユニバーサル・スタジオ・エンターテイメント・ジャパン・インベストメント・カンパニー・エルエルシー、ユニバーサル・スタジオ・レクリエーション・ジャパン・プランニング・サービス・エルエルシー、ユニバーサル・シティ・スタジオ・エルエルエルピーであります。

4【関係会社の状況】

名称	住所	資本金 (百万円)	主要な事業の内容	議決権の被所有割合 (%)	関係内容
(その他の関係会社) 有限会社クレインホールディングス	東京都港区	3	有価証券の取得及び保有	41.06	役員の兼任 1名

(注) 有限会社クレインホールディングスは、ザ・ゴールドマン・サックス・グループ・インクの100%間接出資子会社であります。

5【従業員の状況】

(1)提出会社の状況

平成20年３月31日現在

従業員数（人）	平均年齢（才）	平均勤続年数（年）	平均年間給与（円）
527(2,590)	38.8	6.3	6,395,430

（注）１．従業員数は、就業人員（当社から社外への出向者を除き、社外から当社への出向者を含んでおります。）であり、臨時従業員数（嘱託４人、単年契約社員230人、パートタイマー2,272人、派遣社員84人）は、（　）外数で記載しております。

なお、臨時従業員のうちパートタイマーは、年間総労働時間を１日7.75時間で人数の換算をしております。

２．平均年間給与は、賞与及び基準外賃金を含んでおります。

(2)労働組合の状況

当社の労働組合ユー・エス・ジェイ　クルーアライアンスは、平成12年12月に結成され、平成20年３月31日現在の組合員は2,118人（うち臨時従業員数は1,682人）で、ＵＩゼンセン同盟に所属しております。

労使関係は円満に推移しており、特記すべき事項は生じておりません。

第２【事業の状況】

１【業績等の概要】

以下の金額には、消費税等は含まれておりません。

(1)業績

平成20年３月期は、新規アトラクションやシーズナル・イベントをはじめとする集客施策の成功や様々なマーケティング・営業施策の成功に加えて、コスト効率化に対し継続的・積極的に取り組んだ結果、増収増益（売上高1.5%増、当期純利益78.4%増）を達成いたしました。

当事業年度におきましては、年間テーマを「ドリーム（夢）」と設定し、ゲストの皆様が思い描いているあこがれが叶うような「ドリーム（夢）」あふれる新たなワールドクラスのエンターテインメントを続々とお贈りし、特別な思い出を提供できる場所となることを目指して様々なアトラクションやイベントを強化いたしました。

新規アトラクションといたしましては、平成19年３月にオープンした新感覚ジェットコースター「ハリウッド・ドリーム・ザ・ライド」が引き続き大変な人気を集め、多くのゲストの皆様から絶大な支持を獲得し、また、平成19年７月には、メリー・ゴーラウンドのアトラクション「マジカル・オズ・ゴーラウンド」を導入いたしました。さらに、平成20年３月、開業７周年を記念した新規アトラクションとして当社オリジナルのショー「ファンタスティック・ワールド」をオープン、巨大な可動式ステージ３台を舞台に、ダイナミックで躍動的なパフォーマンスとさまざまなジャンルの音楽の融合で、ファンタスティックな感動を感じていただくとともに、ゲストの皆様とパークとの「心のつながり」を創出し、安定的な入場者数を確保してまいります。

当事業年度のシーズナル・イベントとしては、夏季限定イベントとして初となる水を使ったキャラクターパレード「ユニバーサル・ウォーター・パレード」（平成19年７月12日から平成19年９月２日）を開催、「ユニバーサル・ワンダー・ハロウィーン」（平成19年９月11日から平成19年10月31日）ではエンターテインメント・ショー「ソルシエ」をメインショーとして上演いたしました。クリスマス期間には「ユニバーサル・ワンダー・クリスマス」（平成19年11月８日から平成20年１月６日）として、サンタクロースやトナカイ、クリスマスのおもちゃたちが織り成す歌とダンスのショー「サンタのトイ・パーティ」を日中のショーとして新たに上演、毎年ご好評いただいているシンギング・ショー「ホワイト・クリスマス・キャロル」も引き続き開催し、世代を超えた多くのゲストの皆様を魅了いたしました。また、「2008年成人の日記念特別優待プログラム」（平成20年１月６日から平成20年１月20日）、「ユニバーサル・バレンタイン」（平成20年１月17日から平成20年３月２日）や７周年記念スペシャルライブコンサート「卒フェス2008 in UNIVERSAL STUDIOS JAPAN～サクラサクトキトビラアク～」（平成20年３月29日、30日）などを実施し、主要ターゲットである女性層及びファミリー層のニーズに合致した集客施策を継続的に実施することにより、リピート来場の促進を図りました。

また、マーケティング・営業施策として、午後３時よりご入場が可能な夏季限定「サマー・トワイライト・パス」（平成19年７月14日から平成19年９月２日）やハロウィーン・クリスマス期間限定「トワイライト・パス」（平成19年９月11日から平成20年1月６日）の販売を実施し、多くのゲストの皆様にご支持いただきました。さらに、マーケティング・パートナー企業との協働や交通機関などとのタイアップにより、集客を図りました。

これらの結果、当事業年度におけるレギュラーパス（年間パス以外の入場チケット、基本的には1日利用チケット）入場者数は5,961千人となり、前事業年度を1.5%上回りました。

一方、年間パスにつきましては、平成19年10月15日から平成20年１月31日までの期間、年間パス（1年間の有効期間内であれば何回でも入場できるチケット）をお得な特別価格でご提供する「年間スタジオ・パス プライス・キャンペーン」を期間限定で開催し、前事業年度における同キャンペーンの販売実績を約９%上回ることができました。また、当事業年度より、顔認証システムの導入や公式ウェブサイトでの販売を強化したことなどにより、年間パス発行におけるプロセスを大幅に改善し、従来、年間パス購入時と受取り時の二度のご来場が必要だったものを、購入と受取りが一度のご来場で可能となるように変更、年間パス受取りのためだけにご来場いただく必要がなくなりました。この結果、年間パス保有者数が増加したにもかかわらず、特に下期において年間パス入場者数が減少し、当事業年度における年間パス入場者数は2,679千人（前期比5.1%減）となりました。

以上により、当事業年度における総入場者数は8,640千人（前期比 0.7%減）となりました。

売上高は、集客施策、マーケティング・営業施策が奏功したことに加え、平成18年７月に実施したテーマパーク入場料の値上げや年間パスの販売が好調であったこと、アトラクション優先入場券の販売が好調であったことなどにより、前事業年度に比べ1,095百万円増の73,158百万円（前期比1.5%増）となりました。また、テーマパーク入場者一人当たりの売上高は、174円増加し7,815円（前期比2.3%増）となりました。さらに、商品販売収入及び飲食販売収入の原価率改善やその他の運営コストの効率化に努めたこと、減価償却費の減少等により、営業利益は前事業年度に比べ1,119百万円増の8,402百万円（前期比15.4%増）となりました。

経常利益は、借入金残高の減少による支払利息の減少等により、前事業年度に比べ1,755百万円増の7,028百万円（前期比33.3%増）となりました。

特別損失は、平成18年８月に実施した長期借入金のリファイナンスに関連する費用がなくなったことや、昨年

度、新規エリア「ランド・オブ・オズ」の工事に伴い発生した旧ウエスタンエリアなどの固定資産除却損が減少した結果、256百万円（前期比82.6%減）となりました。以上の結果、当期純利益は、前事業年度に比べ2,972百万円増の6,766百万円（前期比78.4%増）となりました。

(2)キャッシュ・フロー

現金及び現金同等物の期末残高は、前期比10,529百万円増加し32,449百万円（前期比48.0%増）となりました。

（営業活動によるキャッシュ・フロー）

営業活動により得られた資金は19,553百万円（前期比10.5%増）となりました。

税引前当期純利益が増加したことが主な要因ですが、これは売上高増加とコスト効率化に伴う営業利益の増加、さらに、前事業年度に長期借入金のリファイナンス（平成18年８月実施）や期限前返済（平成19年３月実施）を実施したことによって利息の支払額が減少したためです。

（投資活動によるキャッシュ・フロー）

投資活動の結果使用した資金は2,868百万円（前期比59.1%減）となりました。

前事業年度は、「ハリウッド・ドリーム・ザ・ライド」（投資額約53億円）の導入に伴い有形固定資産の取得による支出が6,991百万円発生しました。当事業年度につきましては、「ハリウッド・ドリーム・ザ・ライド」規模のアトラクション導入がなかったこともあり、有形固定資産の取得による支出が減少いたしました。

（財務活動によるキャッシュ・フロー）

財務活動の結果使用した資金は6,231百万円（前期比61.4%減）となりました。

前事業年度は、リファイナンスや長期借入金の期限前返済による支出の増加、株式の発行による収入などが発生いたしました。当事業年度につきましては、長期借入金返済3,500百万円と配当金の支払1,616百万円が主であり、全体として支出が減少いたしました。

2【販売の状況】

テーマパーク運営事業における販売実績を区分して示すと、次のとおりであります。

（百万円）

区分	当事業年度 （自 平成19年４月１日 至 平成20年３月31日）	前年同期比 (%)
運営収入	38,184 (52.2 %)	3.5
商品販売収入	18,516 (25.3 %)	△0.4
飲食販売収入	10,816 (14.8 %)	△1.3
その他の収入	5,640 (7.7 %)	0.7
合計	73,158 (100.0 %)	1.5

（注）１．上記の金額には、消費税等は含まれておりません。

２．運営収入には、テーマパーク入場料収入（当事業年度　31,919百万円）が含まれております。

３．その他の収入には、マーケティング・パートナー企業からのパートナーシップフィー（当事業年度　5,408百万円）が含まれております。

＜参考情報＞　入場者数

（千人）

区分	当事業年度 （自 平成19年４月１日 至 平成20年３月31日）	前年同期比 (%)
入場者数	8,640	△0.7
レギュラーパス利用者数	5,961	1.5
年間パス利用者数	2,679	△5.1

（注）１．レギュラーパス利用者とは、基本的に１日利用チケットによる入場者であり、年間パス利用者とは１年間の有効期間内であれば何回でも入場できるチケットによる入場者であります。

２．入場者数については千人未満を四捨五入する方法で表示しております。

3【対処すべき課題】

テーマパーク・レジャーランド業界におきましては、市場全体の売上規模が拡大していなくても、綿密なマーケティングを行い、明確なポジショニングとブランド戦略を通じて、顧客獲得に成功しているところが、順調に業績を伸ばしている状況と考えられます。当業界では、長期的には、日本の人口減少及び少子化により、市場規模が縮小傾向となるものと予測されますが、中期的には、少子化の中での子供１人当たりの消費支出の増加、政府のビジット・ジャパン・キャンペーンによる外国人旅行者の増加も期待されます。

このような状況のなか、当社は、コアビジネスであるテーマパーク運営事業の収益拡大に注力しながら、新規事業展開も視野に入れ、株主価値の最大化を図ってまいります。

当社の事業ビジョンは、『ゲストの期待を上回る「感動とサービス」を提供することにより、エンターテインメント＆レジャー業界におけるアジアのリーディングカンパニーを目指す。』ことであります。このビジョンの実現に向けて、パーク内外での綿密な市場調査を通じたゲストニーズの追求と諸施策の検証を継続的に行い、アトラクションやイベント企画への反映、テーマパーク内で提供するサービスの向上に努力しております。また今後は、当社の強みである、ワールドクラスのエンターテインメントと質の高いゲストサービスを提供する能力を活かし新規事業の可能性を検討し、テーマパーク運営事業を中核としたエンターテインメント＆レジャー業界での成長を目指してまいります。

これらの事業ビジョンの実現に向けた、当社の対処すべき課題及び対処方針等は以下のとおりであり、これらの施策を実行していくことにより、持続的な成長と株主価値の向上を目指してまいります。

(1)持続的な入場者数の増加と事業成長基盤の強化

新規アトラクションの導入や各種イベントの強化、国内外における集客戦略の強化などを行い、入場者数の増加を目指してまいります。また、ゲストがテーマパークでより快適に楽しめるような各種運営サービスの提供、リピーター向けの魅力的な商品の充実、従業員のサービスレベルの向上により、テーマパークでの体験価値を高め、テーマパーク運営事業の収益拡大を図ります。さらに、当社のビジョンである「エンターテインメント＆レジャー業界におけるアジアのリーディングカンパニー」を目指し、将来の事業成長のために新たな投資機会も模索してまいります。

(2)高収益で健全な財務体質の構築

当社の特長である「安定的に高いキャッシュを生み出すビジネスモデル」及び「低コストオペレーション」をさらに強化するために、経営効率の向上と継続的なコスト構造の見直しに取り組んでまいります。高収益構造の確立と健全な財務構造の構築により、常に株主価値の向上を追求してまいります。

当社では、ＥＢＩＴＤＡ（金利・税金支払前償却前利益）を経営指標として採用しております。ＥＢＩＴＤＡは、過去の投資とそれに関わる資金調達影響を除した指標であり、テーマパーク運営事業のように初期投資に伴う償却費負担の大きい業界や設備投資負担の多い産業において営業活動による業績を明確に反映する指標といわれております。当社の最近５年間のＥＢＩＴＤＡの推移は以下のとおりです。

（百万円）

回次	第10期	第11期	第12期	第13期	第14期
決算年月	平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
ＥＢＩＴＤＡ	13,699	16,312	17,145	21,286	21,981

(注) 上記のＥＢＩＴＤＡは、営業利益に売上原価、販売費及び一般管理費に含まれる減価償却費及びその他償却費を足し戻した数値であります。

加えて、ＲＯＥ（株主資本当期純利益率）とD/Eレシオ（借入金純資産倍率）を目標とする経営指標としており、財務基盤強化、収益性及び資本効率向上を達成し株主価値向上を実現してまいります。

(3)全社的なリスクマネジメントの強化

当社は、これまでより法令遵守を中心としたコンプライアンス体制の強化に取り組んでまいりました。今後は、これらを全社的なリスクマネジメントへの取組みの中に位置付けながら発展的に展開してまいります。具体的には、コンプライアンス活動につきましては一層の定着と充実を図りながら、中期リスクマネジメント計画の立案、事業継続マネジメント（ＢＣＭ）の推進、事業リスクの継続的な評価と個別リスクへの対応などに取り組んでまいります。また、Ｊ―ＳＯＸへの取組みとの連携も強化いたします。

4【事業等のリスク】

以下において、当社の事業展開上のリスク要因となる可能性があると考えられる主要な事項を記しております。また、必ずしもそのようなリスクに該当しないと思われる事項につきましても、投資者の投資判断上重要であると考えられる事項については、積極的な情報開示の観点から以下に開示しております。

なお、本項中の記載内容については、特に断りがない限り本書提出日現在の事項であり、将来に関する事項は同提出日現在において当社が判断したものであります。

また、文中において、適宜用語の解説をしておりますが、当該用語解説は、本項の記載内容をご理解いただくための参考として、当社の判断と理解に基づき、当社が作成したものにすぎません。

1．事業構造に関するリスク

(1) 入場者数の増加策と入場者の構成について

当社は、テーマパークの運営及びその関連事業を展開しております。売上高の多くは、テーマパークの入場料、アトラクション優先入場券販売、駐車場利用料、テーマパーク内施設における商品・飲食品販売などによるものであり、入場者数の動向は当社の売上高を大きく左右する重要な要素となっております。

平成16年３月期以降の入場者数の推移は後述２(1)に記載の通りでありますが、当社では持続的な入場者数の増加を経営課題の一つとして掲げております。現状では、関西地区及び関西周辺圏からの入場者数におけるリピート率の向上を図るとともに、関東地区や海外における認知度を向上させて入場者数の増加を図る方針でありますが、計画通りに入場者数が増加しない場合には当社の業績に悪影響を与える可能性があります。

また、当社のテーマパークの入場者はレギュラーパス利用入場者と年間・期間限定パス利用入場者（有効期間中の複数回入場が可能）に大別されます。当社では持続的な入場者数の増加を図るべく、リピート率の向上と新規入場者数の増大を図っており、両タイプの入場者数のバランス及び料金設定に配慮しながら事業計画を策定しております。レギュラーパス利用入場者と年間・期間限定パス利用入場者のパーク内での消費行動には異なる傾向が見られるため、両タイプの入場者のバランスによっては当社の収益に悪影響が生じる可能性があります。

(2) 入場者１人当たり売上高の向上策について

当社では、各種運営サービスの提供、新規アトラクションに関連した商品・飲食メニューの開発等を通じて、入場者１人当たり売上高の向上を図っております。しかしながら、これらの施策が計画通りの結果に結びつかなかった場合には、当社の業績に悪影響を及ぼす可能性があります。

(3) マーケティング・パートナーシップ契約について

当社は、当社のテーマパーク全般、特定のアトラクション、レストランまたは物販店舗に関連して、約25社の企業との間でマーケティング・パートナーシップ契約を締結しています。これらのマーケティング・パートナー企業からのパートナーシップフィーは契約期間に応じて売上高の「その他の収入」に計上されており、平成20年３月期は当社の売上高の約７％を占めております。そのほか、マーケティング・パートナー企業による当社のテーマパークの宣伝を通じて入場者数が増加するなど、間接的にも当社収益へ貢献しております。通常、マーケティング・パートナーシップ契約の契約期間は５年または10年ですが、いずれかのマーケティング・パートナー企業が契約を解除し、または更新を拒絶した場合や契約更新時にパートナーシップフィーを減額することとなった場合には、当社の収益に悪影響を与える可能性があります。

(4) 入場券の販売経路について

当社のテーマパーク入場料売上のうち約40％相当の部分が、契約旅行代理店、コンビニエンスストア、提携ホテル等の第三者による入場券販売経路から生じております。そのため、何らかの事情によりこうした販売経路を失った場合、当社のテーマパークの入場料売上に悪影響が及ぶ可能性があります。

(5) 収益源を単一拠点に依存していることについて

当社の収益の大部分が１つのテーマパークの運営から生じているため、関西地区が自然災害やテロ等の不可抗力に見舞われた場合や、関西地区における悪天候の長期化、当社のテーマパークにアクセスするための公共交通機関のストライキまたは事故による運転停止等の事象が生じた場合、当社の経営成績は悪影響を受ける可能性があります。

(6) 当社の設備、サービス等に関するリスク

①アトラクションや商品等に事故が発生すること

当社のテーマパークには、入場者にスリルを与えることを売りものとするアトラクションがあり、事故の危険性を常に伴っております。当社のアトラクションには、ライド、花火等の火薬類、動物等、その性質上危険性を内包しているものがあり、そうしたアトラクションに起因する事故、負傷その他の安全性にかかわる問題が生じた場合、当社のテーマパークの安全性に対する信頼が低下して入場者数が減少し、当社の経営成績に悪影響が生じる可能性があります。

また、安全性にかかわる問題が生じたアトラクションを修理ないし交換するために必要なコスト、当該アトラクションで負傷した顧客への損害賠償等の負担も生じる可能性があり、こうした諸費用の発生状況によって当社の経営成績は悪影響を受ける可能性があります。

当社のテーマパーク内では商品や飲食品の販売も行っておりますが、これらの商品に欠陥が見つかった場合や飲食品に賞味期限切れのものや異物が混入していた場合等不測の事故が生じた場合には、当社のテーマパークの安全性に対する信頼が低下し、また、ブランド価値が毀損され、入場者数が減少し、当社の経営成績に悪影響が生じる可能性があります。

また、当社に対してこれら事故にかかる何らかの訴訟が提起された場合にも、当社の経営成績に悪影響が及ぶ可能性があります。

なお、当社におきましては、欠陥商品の回収事例がテーマパーク開業以来５件あります。これらのケースにつきましては、欠陥を発見後直ちに販売中止の措置をとり、関係省庁への報告、報道機関への公表、新聞各紙への商品回収広告の掲載などを実施し、速やかに対処いたしております。

②新規に導入したアトラクションや商品の不成功

当社は、テーマパークの入場者数の維持・増加のために、リピーターの確保を重要な課題と位置付けております。リピーターは、平成20年３月期において入場者数の５分の４程度を占めております。

かかるリピーターを確保する上で重要な戦略の一つとして、アトラクションの新規導入があげられます。消費者の嗜好と期待は常に変化し、リピーターを満足させるためには、新規アトラクションの導入が不可欠となるからです。かかる新規アトラクションの開発には多額の支出とリードタイムが必要とされ、必ずしもその時々の消費者の嗜好と期待に十分に対応することができない場合があります。また、新規アトラクションの開発が遅延し、また、開発費用が増加した場合には、計画した通りに収益を達成することができない可能性があります。さらに、新規導入したアトラクションが、当社の予想に反し、消費者が期待するほど魅力がなく、リピーターを含む入場者数の増加ないし確保に必ずしもつながらない可能性もあります。当社は、近年、従来と比較してより低廉な費用で新規アトラクションを開発するという戦略をとっていますが、かかる戦略が、入場者数の増加ないし確保に十分つながらない場合には、アトラクションの開発戦略を見直す必要が生じ、その場合、開発費用の増加をもたらす可能性があります。

当社は、アトラクションと同様、物販商品や飲食品に関しても、その時々の消費者の嗜好と期待を反映させるべく努めております。しかし、新規に導入した物販商品や飲食品が消費者の嗜好ないし期待に応えられなかった場合、これらの価格の設定が不適切であった場合等には、当社の経営成績に悪影響が及ぶ可能性があります。

(7) ユニバーサル・スタジオまたは当社で使用しているキャラクターのイメージ悪化について

当社の事業は、「ユニバーサル・スタジオ」及び当社のマーケティング・パートナーを務めている会社のブランド・イメージに大きく依存しており、また、ユニバーサルグループ及びそれ以外の第三者からライセンスを受けているキャラクターのイメージにも大きく依存しております。これらのイメージに悪影響を及ぼす事象及び報道（当社に対するもののみならず、ユニバーサルグループ、当社のマーケティング・パートナー企業、または当社がライセンスを受けているキャラクターに対するものを含む）は、当社のイメージ及び事業に悪影響を及ぼす可能性があります。例えば、ユニバーサルグループによって運営されているテーマパークにおいて、アトラクション、サービスまたは商品に関して何らかの事故が発生するなど、「ユニバーサル・スタジオ」のイメージを損なう事象が発生した場合、当社のテーマパークの入場者数が減少する可能性があります。また、当社及びユニバーサルグループの役職員が何らかの不祥事を引き起こした場合、「ユニバーサル・スタジオ」のブランド・イメージが傷つき、当社の経営成績に悪影響が及ぶ可能性があります。

2．経営成績及び財政状態に関するリスク

(1) 営業成績等の変動について

当社の最近５年間の主要な経営指標等の推移は以下のとおりです。

（単位：百万円）

回次	第10期	第11期	第12期	第13期	第14期
決算年月	平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
売上高	71,250	70,059	68,267	72,062	73,158
運営収入	33,303	33,763	33,187	36,908	38,184
商品販売収入	19,383	18,939	18,168	18,595	18,516
飲食販売収入	12,676	11,345	10,759	10,956	10,816
その他の収入	5,887	6,011	6,152	5,601	5,640
営業利益または営業損失(△)	△1,751	73	1,494	7,283	8,402
経常利益または経常損失(△)	△5,068	△3,151	△582	5,273	7,028
当期純利益または当期純損失(△)	△5,204	△5,172	△4,634	3,793	6,766
ＥＢＩＴＤＡ	13,699	16,312	17,145	21,286	21,981
資本金	40,000	40,000	52,500	30,938	31,182
純資産額	13,481	8,308	28,674	42,995	48,656
総資産額	169,560	152,054	142,833	129,937	130,511
入場者数　（千人）	9,889	8,100	8,314	8,698	8,640
レギュラーパス利用者数	5,625	6,139	5,713	5,876	5,961
年間・期間限定パス利用者数	4,264	1,961	2,601	2,822	2,679

（注）１．上記のＥＢＩＴＤＡは営業利益に売上原価、販売費及び一般管理費に含まれる減価償却費及びその他償却費を足し戻した数値であります。

２．入場者数については千人未満を四捨五入する方法で表示しております。

３．売上高には、消費税等は含まれておりません。

４．第11期、第12期及び第13期の財務諸表については証券取引法第193条の２、第14期の財務諸表については金融商品取引法第193条の２第１項の規定に基づき、あずさ監査法人の監査を受けておりますが、第10期の財務諸表については、これらの監査を受けておりません。

５．運営収入にはテーマパーク入場料収入が含まれており、その他の収入にはマーケティング・パートナー企業からのパートナーシップフィーが含まれております。

６．第10期より第12期において、当期純損失を計上しております。主な要因は、テーマパーク建設に関連する減価償却費、テーマパーク運営に伴う人件費、事業用地賃借に伴う賃借料及び借入に伴う支払利息等の負担によるものです。各事業年度における主な業績変動要因は以下のとおりです。なお、第10期及び第11期には継続企業の前提に関する注記が付されております。

第10期：期間限定パス（有効期間内であれば何回でも入場できるチケット）の導入により、入場者数は伸びたものの、テーマパーク入場料収入や商品販売収入の減少を招き、減価償却費や人件費等の経費負担を吸収できないまま経常損失及び当期純損失を計上いたしました。

第11期：前年度に導入した期間限定パスの終了及びレギュラーパス利用入場者数の増加により運営収入は前期比微増となったものの、期間限定パス利用入場者数の減少によりパーク内消費が低下した結果、商品販売収入及び飲食販売収入が減少したため、売上高は減少いたしました。商品ラインアップ・飲食メニューの見直し、仕入先変更による物販・飲食原価率の低減、外部業務委託費、販売促進費、地代、メンテナンスコスト等の経費の削減並びに人員の効率化による損益分岐点の改善を図り、営業黒字化しましたが、支払利息負担から経常損失を計上、さらにキャリア転身支援制度をはじめとした構造改革費用を計上したことにより、当期純損失を計上いたしました。

第12期：リピーターの来場促進策等により年間パス（１年間の有効期間内であれば何回でも入場できるチケット）利用入場者数は増加しましたが、レギュラーパス入場者数の減少等から売上高は減少いたしました。人員数の見直し、メンテナンス関連業務の内製化、賃貸料の見直し等によるコスト効率化の推進から営業利益は増加しましたが、支払利息やリファイナンス関連費用等負担により、経常損失及び当期純損失を計上いたしました。

(2) 業績の季節変動が発生することについて

当社テーマパークにおいては、第４四半期（１月～３月）は冬季であるため入場者数が低水準に留まる傾向にあります。費用面においては、年間を通じて発生する減価償却費、人件費、事業用地に伴う賃借料などに加えて、春休みの集客増加を図るための広告宣伝費や、一部のアトラクション設備を臨時休止して行う大規模メンテナンス費用、春休み開始に合わせて投入するアトラクション／ショー製作費用など、第４四半期に特に増加する費用があります。以上の結果、平成19年３月期第４四半期及び平成20年３月期第４四半期は、売上高によって営業費用を吸収することができず営業損失を計上しており、今後も同様の傾向が継続する可能性があります。なお、当社の平成19年３月期及び平成20年３月期における四半期毎の業績は、以下のとおりです。

（単位：百万円）

回次	第13期					第14期				
決算年月	平成19年３月期					平成20年３月期				
	第１四半期	第２四半期	第３四半期	第４四半期	通期	第１四半期	第２四半期	第３四半期	第４四半期	通期
売上高	15,590	19,706	20,842	15,922	72,062	16,825	20,350	20,575	15,406	73,158
売上総利益	2,565	5,376	6,229	2,739	16,911	4,065	6,089	6,111	2,171	18,439
営業利益または営業損失（△）	364	2,936	4,021	△38	7,283	1,633	3,507	3,702	△441	8,402
経常利益または経常損失（△）	△197	2,585	3,600	△715	5,273	1,614	3,083	3,356	△1,025	7,028
純利益または純損失（△）	△514	1,913	3,484	△1,089	3,793	1,609	3,075	3,304	△1,222	6,766
ＥＢＩＴＤＡ	4,056	6,380	7,453	3,395	21,286	5,130	6,862	7,055	2,933	21,981

（注）平成19年３月期及び平成20年３月期の四半期毎の財務情報は、監査法人の監査を受けておりません。

(3) 人件費及び外部業務委託費の増加について

テーマパーク運営事業は、その性質上、多人数の人員を必要としますが、効率的な人材配置が行えないために、人件費及び外部業務委託費の負担が過大となった場合には、経営成績に悪影響が生じる可能性があります。

当社の労働力需要は、天候などの当社のコントロールが及ばない要因に基づいて、季節ごと曜日ごとに大きく変動します。そのため、当社は、臨時従業員（特に学生を中心とするパートタイマー）に労働力の多くを依存する柔軟な雇用体制を採用しておりますが、かかる体制には、繁忙期に十分な労働力を確保できないリスクが存在しているほか、労働市場の需給関係等から、今後、従来と同様の条件で適切な技能を有する臨時従業員を確保することができない、または十分な人員確保のために人件費負担が増大する可能性があります。また、労使の関係が悪化した場合にも、十分な労働力を確保できない可能性があります。

労働及び社会保障にかかる法令の改正により、臨時従業員に支払う賃金等の水準が高騰した場合、当社の人件費もまた増加する可能性があります。さらに、人件費の増加に起因して従前と同質の臨時従業員を確保できない場合や臨時従業員の教育に十分な機会と費用を割くことができない場合には、入場者が当社のテーマパークのサービスに満足しない等、当社の事業運営に悪影響を及ぼす問題が生じる可能性があります。

また、当社は、アトラクションの保守業務の一部や、テーマパークの警備・情報システムの保守運用業務等の一部を外部業者に委託しています。このため、当社の負担する外部業務委託費用の負担が増大した場合には、当社の収益に悪影響が及ぶ可能性があります。

(4) 集客予測と実績との齟齬について

テーマパーク内の臨時従業員の配置や、レストランで使用する食材等の仕入は、当社が独自で予測する入場者数をもとに行っています。悪天候等の外部要因や当社の数値予測の誤り等によって、実入場者数が予測入場者数を下回った場合、人員や材料に余剰が発生し、結果として過大なコストを負担する可能性があります。また、入場者数が予想を上回った場合、人員不足による不慮の事故の発生、サービスの低下等を招き、その結果、当社のテーマパークに対する信頼が低下し、当社の経営成績に悪影響を及ぼす可能性があります。

(5) テーマパークに付保している保険の範囲と保険料の増額について

当社は、テーマパークの運営において合理的な範囲でテーマパーク事業者に利用可能な種類の保険を付保しているものと考えております。しかしながら、当社が加入している保険は、当社のテーマパークで生じる事故にかかる損害や損害賠償責任、当社のテーマパークが存在する土地に起因する環境被害にかかる第三者からの請求、その他当社が負担する可能性のある損害賠償責任を十分にカバーしていない可能性があります。当社は毎年保険契約を更新していますが、今後保険料が増額される可能性があります。また、地震保険等特定の保険について保険料が高騰する可能性があります。

(6) 将来的な税負担の発生について

当社は平成18年８月10日開催の取締役会及び平成18年９月13日開催の臨時株主総会において、財務体質の健全化と今後の資本政策等の円滑化を目的に、資本金の額の減少決議を行い、資本の欠損を解消いたしました。これにより、貸借対照表において繰越欠損金は存在しておりません。一方で、平成20年３月31日現在において税務上の繰越欠損金を約63億円有しており、課税所得は発生しておりません。今後、順調に当社業績が推移するなどして、税務上の繰越欠損金が全て解消された場合には、これまで以上の税負担が発生することとなり、当期純利益または当期純損失及びキャッシュ・フローが影響を受ける可能性があります。

(7) 有形固定資産に関するリスク

テーマパーク運営事業においては、資産に占めるアトラクション施設等の有形固定資産の割合が高く、当社の経営成績は固定資産にかかる減価償却の影響を強く受けます。

①減価償却費の負担について

継続的に新規アトラクションに対する投資が行われるため、アトラクション施設等の有形固定資産にかかる減価償却費の発生状況により、当社の経営成績は影響を受ける可能性があります。

②有形固定資産にかかる減損について

平成18年３月期より、「固定資産の減損に係る会計基準」を適用しております。将来的に、資産から生まれるキャッシュ・フローが十分でない場合を含め、資産の収益性の低下により投資額の回収が見込まれず、当社が固定資産の減損を認識する必要があると判断した場合、当社は有形固定資産の価値を減少させることがあります。

かかる減損会計の対象となる資産は、テーマパーク全体の資産であります。上述のようなテーマパーク全体の資産に対する減損会計の適用とは別に、個別の資産が遊休状態であると判断した場合には、それら個別の資産に対して減損損失の計上を行う可能性があり、そうした遊休資産が生じた場合には当社の財政状態及び経営成績は悪影響を受ける可能性があります。

(8) 有利子負債に関するリスク

当社は平成17年以降負債総額を減少させたものの、依然として相当程度の債務を有しています（平成20年３月期末の総資産130,511百万円に対し借入金残高は58,900百万円）。これに関連するリスクは次のとおりです。

①金利変動がもたらす影響について

当社は、営業活動に伴い資金の調達や余資の運用を行っております。平成20年３月31日現在において借入金債務のうち、34,900百万円が変動金利によるものであり、その一部については金利スワップを用いて金利変動リスクをヘッジしておりますが、平成18年３月期にヘッジ会計終了損987百万円が発生したように、今後の金利動向により、かかる変動金利借入金や将来の調達及び運用において、当社の財政状態及び経営成績が影響を受ける可能性があります。

②協調融資貸出契約における制約について

当社は平成18年８月10日付で、株式会社三井住友銀行、日本政策投資銀行、ゴールドマン・サックス証券株式会社及び野村キャピタル・インベストメント株式会社との間で、協調融資貸出契約を締結しております。当該契約による協調融資は54,400百万円（うち5,000百万円は貸出極度額）となっており、当社は当該契約に基づき、平成18年８月18日付で既存優先借入金（弁済順位について劣後条件が付されていない借入金）の全額についてリファイナンスを実行しております。

協調融資貸出契約の規定には、業務上及び財務上の制約並びに配当制限が付されており、今後、これらの制約が当社の事業を制約する可能性があります。業務上の制約については、財務上の基準を充たさない場合の追加的な借入債務（ファイナンス・リースを含む）の負担、担保権の設定、合併その他の買収取引、組織再編行為、減資、自己株式の取得、財務上の基準を超える設備投資及び投融資の実施などに対する制限または禁止条項があります。また、財務上の制限については、一定の算式に基づき計算される借入金債務の割合や元利金の返済に関する割合につき、協調融資貸出契約に規定する一定水準を維持するよう義務付けられております。

以上の協調融資貸出契約の概要につきましては、「第一部　企業情報　第２　事業の状況　５　経営上の重要な契約等」に記載のとおりであります。

現在当社はこれらの要件の全てを遵守していますが、当社がかかる要件を今後も遵守できるか否かという点は、当社の今後の営業活動や経営成績に左右されることとなり、さらに天候並びに経済の状況等といった当社のコントロールが及ばない外部的要因によって影響を受ける可能性もあります。また、これらの要件を充たすため、当社の事業が制限され、または必要に応じて追加的な資金調達を行うことが妨げられる可能性があります。

当社が協調融資貸出契約の規定に違反した場合、当該契約に定められた期限の利益を喪失し、当社は債務を返済しなければなりませんが、そうした場合、当社は事業の継続を含め、経営上、重大な危機に直面する可能性があります。

３．当社役員に関するリスク

(1) 特定の経営者に対する依存について

当社の経営は、当社経営陣の継続的な人的貢献に大きく依存しており、今後の事業遂行の成否は経営陣の業務執行能力にかかっております。特に、代表取締役社長グレン ガンペルは、テーマパーク運営事業において幅広い経験を有しており、当社の事業戦略の策定及び実施に際して重要な役割を担っております。当社は、同氏との間でマネジメントサービス契約を締結しており、平成21年６月まで同氏が代表取締役として務めることを合意しておりますが、同氏に当社の業務を遂行する上で著しい障害が発生した場合、または同氏が任期途中で辞任した場合には、これに代わる適切な人材を確保することができず、当社の事業に悪影響が及ぶ可能性があります。

(2) 取締役等との報酬契約について

当社は、優秀な経営陣を社内外から確保するためインセンティブ色の強い報酬制度を採用しており、常勤取締役各氏との間で報酬の決定方法や支払方法等を定めた契約を交わしております。

特に、グレン ガンペルとの間では代表取締役社長としての招聘当時からマネジメントサービス契約を締結しており、社外取締役で構成される報酬委員会での審議等に基づいて、同氏に対する報酬の算出方法や付与日を定めております。報酬内容の詳細につきましては、「第一部　企業情報　第２　事業の状況　５　経営上の重要な契約等」をご参照下さい。

また、丸山義和との間でも当社経営への関与経緯等からマネジメントサービス契約を締結しており、上記同様、同氏に対する報酬の算出方法や付与日を定めております。

上記両氏及び他の常勤取締役各氏に対する各種報酬の発生状況によって、会社の経営成績は影響を受ける可能性があります。

４．部門責任者が契約社員であることに関するリスク

本書提出日現在、５名が複数年契約社員として部門責任者を務めております。複数年契約社員が部門責任者となっている部署は、マーケティング部、マーチャンダイズ部、エンターテイメント部、技術部及び経理・財務部であり、当社の事業運営上、重要性の高い部署となっております。

優秀な人材を獲得するに際して、専門性や人材市場の状況、前職における処遇面等の条件などを考慮し、部門責任者であっても複数年契約社員として雇用しております。

今後も当社は優秀な人材の確保、維持及び育成に努める方針でありますが、人材の確保及び育成が想定どおりに進まない場合、当社の事業推進に支障をきたす可能性があります。

5．外部環境要因に関するリスク

(1) 日本経済の変動

消費者の旅行その他のレジャー活動への支出は、不況の際にまず最初に切り詰められるなど、経済状況一般の影響を強く受ける傾向があります。平成20年３月期における当社のテーマパークの入場者数の約９割が日本国内からであり、また、将来も引続き国内からの入場者が大きな割合を占めると予想されることから、当社のテーマパーク入場者数は国内の経済状況の影響を受けやすいと考えられます。経済状況の大幅な悪化や旅行費用の高騰など、個人消費及び消費者の信頼を減退させるような事象によって、当社のテーマパークの入場者数並びにこれに付随する商品及び飲食販売が減少する可能性があります。

(2) 日本の人口の減少について

日本における出生率は減少傾向にあります。国立社会保障・人口問題研究所の「人口統計資料集（2008年版）」によると、平成18年度の出生率は人口置換率（人口を一定の規模で保持する水準）を大きく下回るとされており、その結果、日本の総人口は今後減少すると予想されております。さらに、上記資料集によれば、日本の総人口は、平成18年の約128百万人から平成42年には約115百万人に減少し、また、出生率の減少により当社の主要な顧客層である５歳から49歳までの人口についても、平成18年の約68百万人超から平成42年には約49百万人に減少すると推計されています。このような傾向は、当社のテーマパークの入場者数の増加または維持に長期的に悪影響を及ぼすことが予想されます。

(3) 関西地区の経済・人口の低迷について

関西地区からの入場者は、平成20年３月期における当社のテーマパーク全入場者数の３分の２程度を占め、将来においても当社テーマパークの全入場者数の中で大きな割合を占めると予想されます。従って、当社の事業は、関西地区の経済その他の状況の影響を特に受けており、また今後も影響を受け続けるものと予想されます。今後、関西地区の経済が低迷した場合や、関西地区における当社主要顧客層の人口が減少した場合、当社のテーマパークの入場者数に悪影響が及ぶ可能性があります。

(4) 来日者数の減少について

平成20年３月期において、当社のテーマパークの入場者数の約１割を海外からの入場者が占めております。当社は、今後、海外からの入場者数の一層の増加を企図しております。現在のところ、海外からの入場者の大部分は韓国、台湾及び香港からの入場者でありますが、中国本土からの入場者も増加傾向を示しておりますため、こうした国・地域において経済情勢が悪化した場合、当社のテーマパークの入場者数の減少につながる可能性があります。また、これらの国・地域の通貨に対して円高が進んだ場合や、日本とこれらの国・地域との間の国際関係が不安定になった場合、または何らかの理由でこれらの国・地域からの渡航者に対して渡航制限が課された場合、訪日外国人旅行者数が減少して当社のテーマパークの入場者数に悪影響が及ぶ可能性があります。同様に、航空会社が日本（特に西日本）への航空便の数を減らした場合、関西地区を訪れる海外からの旅行者が減少し、当社のテーマパークの入場者数に悪影響が及ぶ可能性があります。

(5) 交通網の乱れについて

当社のテーマパークの入場者のほとんどが、自動車、鉄道、飛行機、バス等を利用しているため、事故やストライキの発生など、これらの交通手段に何らかの障害が起きた場合、当社のテーマパークの入場者数の減少をもたらす可能性があります。とりわけ、当社のテーマパークの入場者の相当数は、西日本旅客鉄道株式会社の運営する鉄道路線を使用していると考えられ、同路線に関する障害は、入場者数の大幅な減少をもたらす可能性があります。

(6) 消費者のレジャーに対する嗜好の変化について

レジャーの多様化等によって消費者のテーマパークへの嗜好が低下した場合、当社のテーマパークの入場者数は悪影響を受ける可能性があります。

(7) 天候による影響について

テーマパーク運営事業はテーマパーク内を入場者が回遊する業態であるため、来場動向は天候により大きく左右されます。すなわち、雨天・降雪日の入場者数は晴天・曇天日に比較して大きく落ち込む傾向があるため、悪天候が長期に及ぶ場合、当社のテーマパークの入場者数に悪影響を与える可能性があります。

(8) 自然災害等について

当社テーマパークの入場者数は、関西地区、日本国内及び海外におけるレジャー活動一般に影響を与える要因に左右されます。このような要因には、自然災害、テロ予告、テロ行為、ＳＡＲＳ(重症急性呼吸器症候群)や鳥インフルエンザのような感染症の流行など、当社のコントロールの及ばない事象が含まれます。かかる事象が発生した場合、当社の事業は重大な悪影響を受ける可能性があります。例えば、日本は地理的に大規模な地震及び台風の被害を受けやすい傾向にありますが、関西地区を地震または台風が襲った場合、損傷したアトラクションの修理や交換に要する費用、アトラクションの一時的または恒久的な運転の停止、負傷した入場者からの損害賠償請求など、当社に様々な形で損害が生じる可能性があります。また、自然災害等の発生は、消費者のレジャー活動一般に対する意欲を失わせ、当社のテーマパークの入場者数の減少をもたらし、当社の事業に悪影響が及ぶ可能性があります。

(9) 外国為替変動がもたらす影響について

当社は、ユニバーサルグループ等に対するロイヤリティの一部の支払を米ドル建てで行っております。また、アトラクションの機材や部品、販売商品、サービス等の輸入に伴い、米ドルをはじめとする外国通貨を使用する場合があります。これらの支払に伴う外国為替相場の変動リスクについては、為替予約、通貨スワップ等の手段を用いてヘッジしているものもありますが、すべての外国為替相場の変動リスクがヘッジされているわけではありません。今後の外国為替の変動によっては、当社の財政状態及び経営成績に影響が及ぶ可能性があります。

6．レジャー、エンターテインメント業界における競合関係に関するリスク

当社のテーマパークは、他社のテーマパーク、遊園地、映画、スポーツイベント、海外旅行、国内旅行等、あらゆる形態の娯楽と競合しています。特に、平成17年３月から９月にかけて開催された愛知万博のように、日本ないしアジアにおいて期間限定で開催されるイベントとは激しい競争関係にあります。テーマパークの主要な競争要因には、テーマパーク自体の立地、入場料金、アトラクションの独自性及び認知度、魅力のあるキャラクターの有無、テーマパーク全体の雰囲気及びテーマ性、清潔さ、飲食物、イベント等に加えて、ホテル等の近隣施設のクオリティーが含まれます。

関西地区には多くのテーマパーク及び遊園地が存在しますが、現在のところ、関西地区においては当社のテーマパークほど大規模のものは存在しません。しかしながら、関西地区に大規模なテーマパークまたは遊園地がオープンした場合、当社はより厳しい競争に直面し、入場者数の維持及び増加を達成することがより困難となります。当社はまた、京都や奈良等の名所または旧跡をはじめとして、関西地区の観光地一般とも競争関係にあります。

関西地区での競争に加えて、関東地区からの入場者の獲得において、東京ディズニーリゾートと最大の競合関係にあります。また、海外からの入場者に関しては、日本以外のアジア地域におけるテーマパークその他の娯楽とも競合関係にあります。近年、日本以外のアジア地域では、平成17年９月にオープンした香港ディズニーランドをはじめとして、テーマパーク、リゾート施設、カジノ等が増加しています。また、東南アジアに本拠を置く会社２社が、ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー他ユニバーサルグループ各社からライセンスを受けてシンガポールにユニバーサル・スタジオのテーマパークを建設する予定であること（平成22年オープン見込）が明らかになりました。さらに、ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー他ユニバーサルグループ各社は、韓国の会社との間で、一定の期間中に資金や敷地の確保といった要件を満たした場合に同国内でユニバーサル・スタジオのテーマパークを建設することができる独占的なオプション権を当該会社に与える内容の契約を締結しました。上記の日本以外のアジア地域でのテーマパーク、リゾート施設及びカジノ等の増加に加えて、日本国外での当社のマーケティング能力に限界があることが、日本への渡航及び日本国内での滞在にかかる費用が比較的高額であることとともに、当社のテーマパーク入場者獲得の競争環境をより一層厳しくしています。

当社がかかる競争において優位に立つことができる保証はなく、優位を築くことが出来なかった場合、当社の事業に悪影響が及ぶ可能性があります。

また、他の形態の娯楽と比べて、テーマパーク及び遊園地全般に対する消費者の関心が減退した場合、当社の事業に悪影響が及ぶ可能性があります。

7．他のテーマパークにおける事故による当社テーマパークへの影響に関するリスク

他のテーマパークにおいて、アトラクションに起因する事故、負傷、その他の安全性にかかわる問題が生じた場合、消費者のテーマパークへの来場意欲が減退して、当社のテーマパーク入場者が減少する可能性があります。

8．事業用地に関するリスク

(1) 事業用地の使用について

当社は、事業用地を自社で所有しておらず、「ユニバーサル・スタジオ・ジャパン」事業用地540,074㎡のうち、336,027㎡を民間企業６社（日立造船株式会社、住友商事株式会社、住友金属工業株式会社、西日本旅客鉄道株式会社、株式会社ガスアンドパワーインベストメント及び日新製鋼株式会社）から、204,046㎡を大阪市からそれぞれ賃借しております。このため、地権者との間で合意している事業用地の使用条件の変更によって会社の経営成績は影響を受けることとなるほか、事業用地の使用継続が困難となった場合にはテーマパークの事業運営にも重大な支障が生じることとなります。なお、事業用地の賃借及び使用にかかる当社の支払負担額は平成19年３月期が2,978百万円、平成20年３月期が3,029百万円であり、重要な支出項目となっております。そのため、後述のとおり、今後、賃借料の増額によって当社の財政状態及び経営成績は悪影響を受ける可能性があります。

また、当社の事業用地の全ては、大阪市都市計画事業此花西部臨海地区土地区画整理事業の対象となっており、平成19年３月末に換地処分が行われました。この換地処分に伴い発生した清算金622百万円につきましては、平成19年９月にこれを支払い、同額を借地権として計上しておりますが、当社は、当該清算金を当社の負担とした換地処分の取消を求めて、大阪地方裁判所に対し、換地処分取消訴訟を提訴しております。換地処分の結果、従来の保留地予定地のうち一部（15,384㎡）は市有地として、残りの大半（171,876㎡）は保留地として、いずれも大阪市に帰属することとなりました。当社は、当該土地の長期に亘る安定した利用という観点から、大阪市との間で、期間を平成19年６月１日から20年間とする事業用借地権設定契約を締結いたしました。当該土地にかかる賃料は平成21年度までは定額とされていますが、その後は３年毎に見直すこととされており、大阪市財産条例の変更等により賃借料が増加する場合、当社の財政状態及び経営成績に悪影響を及ぼす可能性があります。

(2) 大阪市市有地について

大阪市から賃借している用地（市有地）につきましては、平成11年４月１日から50年間の一般定期借地権設定契約及び平成19年６月１日から20年間の事業用借地権設定契約を締結しており、一般定期借地権設定契約の賃借料につきましては、大阪市財産条例等に基づいて毎年、事業用借地権設定契約の賃借料につきましては３年毎に改定されることとされております。但し、大阪市が「ユニバーサル・スタジオ・ジャパン」の誘致に主導的な役割を果たした経緯があり、平成18年３月30日までは大阪市の監理団体（当社に対する出資比率が25％であったことによる）として位置付けられていたことから、平成17年度までの賃借料については減額措置が適用されていました。しかし、大阪市の当社に対する出資比率の低下により、平成18年度以降は従来のような減額措置を受けられないこととなりました。この結果、平成18年度の賃借料は平成17年度までの賃借料に比べて増額されましたので、当社の第13期以後（平成19年３月期）の経営成績は賃借料の増額による影響を受けることとなり、さらに今後、大阪市財産条例の変更等により賃借料が増加する場合、当社の財政状態及び経営成績に悪影響を及ぼす可能性があります。

(3) 民間地権者から賃借している用地について

当社は民間の各地権者との間で長期（平成10年10月１日から50年間または平成13年３月末日から20年間）の一般定期借地権設定契約または事業用借地権設定契約を締結しております。各社との賃借条件は個別に協議の上、決定されておりますが、過年度の営業状況等を踏まえて平成17年度においては各社とも上記契約に定めた賃借料ではなく、別途、賃料変更確認書を交わし、当該確認書に基づいて減額後の賃借料を支払っておりました。平成18年度以降の賃借料についても、再度、２社の地権者と、別途平成18年度より平成22年度にかかる賃料変更確認書を交わし、また、１社の地権者（日新製鋼株式会社）とは、平成18年度及び平成19年度の賃料変更確認書を交わすとともに、平成18年度以降にかかる賃借料の変更に関し確認書を交わしております。更に、残りの３社の地権者とも、平成18年度より平成22年度の賃借条件について平成18年９月１日付で成立した調停条項に基づき、減額後の賃借料を支払うこととされております。したがって、各地権者との一般定期借地権設定契約または事業用借地権設定契約に定める賃借料に比して、実際の賃借料負担は軽減された状態にありますが、平成18年度以降の賃借料は、全体として平成17年度の賃借料より増額されました。また、平成23年度（日新製鋼株式会社については平成20年度）以後、かかる民間地権者からの賃借料が増額された場合、当社の財政状態及び経営成績は、悪影響を受ける可能性があります。

(4) 地盤沈下、土地の隆起等

当社のテーマパークは大阪湾岸地区に所在するため、地盤の沈下、土地の隆起等によって事業用地が不安定な状態に陥る可能性があります。そのような場合、当社のテーマパークの運営が困難になり、または修復等のために多額の費用を負担する可能性があります。

(5) 土壌汚染に起因する損害賠償のリスクについて

当社の事業用地の一部は、平成元年頃まで産業廃棄物最終処分場として使用されておりました。テーマパークを開業するにあたり、テーマパーク入場者や近隣住民の安全を確保するために、建設準備過程において必要な土壌及び水質調査並びに環境対策工事を実施しており、汚染基準に抵触する状態にはない旨を確認しております。これにより、テーマパークを安全に運営することが可能であると認識しております。

しかしながら、今後、土壌汚染の存在が明らかになり、当社のテーマパークの入場者や近隣住民に対して損害が生じた場合、当社は民法上の損害賠償責任を負担する可能性があります。また、当社の事業継続のためにかかる土壌汚染を除去する必要が生じた場合、土地浄化のために当社が負担する費用が当社の収益に悪影響を及ぼす可能性があります。

9．近隣施設が当社にもたらす影響に関するリスク

当社のテーマパークには、約25の飲食店等、約20の専門店等からなる「ユニバーサル・シティウォーク大阪」が隣接しているほか４つのホテルが近接しておりますが、これらの施設は当社が所有または運営しているものではありません（当社直営の商品販売施設１店舗を除く）。但し、これらの施設は、当社とユニバーサル・スタジオ・インク及びユニバーサル・シティ・スタジオ・エルエルエルピーとの「ユニバーサル・シティウォーク大阪」の運営に関するライセンス契約並びに敷地内ホテルライセンス契約に基づき、当社がサブライセンスした知的財産を使用して運営されているものです（平成20年３月31日までホテル日航ベイサイド大阪として営業されてきた綜合商事株式会社保有施設については、当該ライセンス契約の対象外でした。同施設は、平成20年５月21日、株式会社ホテル京阪の運営によりホテル京阪ユニバーサル・タワーとして開業し、当社の提携ホテルとなっております）。また、これらの施設は、いずれも主に当社のテーマパークの入場者を対象とした施設であり、当社のテーマパークの入場者の多くは、テーマパークのみならずこれらの施設を訪れ、利用していると考えられます。従って、当社のテーマパークの入場者動向がこれらの施設の営業動向に影響を与える可能性がある一方、これらの施設において提供されるサービスの質になんらかの問題が生じた場合、あるいはなんらかの事故が発生した場合等には、それらの施設に対する悪影響があるのみならず、当社のテーマパークの入場者数等に悪影響をもたらす可能性があります。

また、これらの施設のために使用される名称等によっては、当社がこれらの施設と取引をした第三者に対して名板貸人（自己の商号の使用を他人に許諾した者）として責任を問われる可能性もあります。

10．知的財産権の使用や侵害とそれに伴う費用負担に関するリスク

当社は、アトラクション、物販商品及び飲食品に関連するキャラクター等の知的財産の使用について、ユニバーサルグループその他多数の第三者に依存しています。当社のテーマパークの運営においては、かかる知的財産を使用する権利（ライセンス）を維持することに加えて、今後新しいキャラクター等の知的財産を使用する権利を獲得することが重要と考えられます。さらに、当社のアトラクションの多くは、第三者が保有している特許権その他の知的財産権によって保護された技術を使用しており、かかる技術の使用が、第三者の知的財産権を侵害する技術を使用している可能性があります。

当社が既存のライセンスを失った場合は、当該ライセンスにかかる知的財産を使用できなくなり、かかる知的財産を使用しているアトラクションの運営ができなくなります。これによって、当社は、これらアトラクションのテーマ等の再検討を余儀なくされたり、関連アトラクションを終了しなければならなくなり、当社のテーマパークの魅力が低下する可能性があります。また、当社が第三者の知的財産権を侵害した場合、当該第三者に対して多額の損害賠償金等の支払いを余儀なくされる可能性があります。当社が第三者の知的財産権を侵害していない場合でも、当社は侵害しているという主張に対する防御のために多額の費用を負担する可能性があり、また、訴訟が係属している間アトラクションの稼働を一時的に停止することを余儀なくされる可能性があります。これらによって当社のテーマパークの魅力が低下する可能性があり、さらに、人気のある物販商品及び飲食品について当社が有しているライセンスを失った場合当社の業績に悪影響を与える可能性があります。

11. テーマパーク運営に関連する法規制に関するリスク

現在のところ日本においてテーマパークの運営についてこれを特に規制する法令は存在していませんが、当社は、火薬類取締法、消防法、土地区画整理法、建築基準法、食品衛生法、消費者契約法、個人情報保護法、その他の法規制の対象となっており、またこれらの法令に基づき様々な許認可及び届出などが必要とされる場合があります。

当社がこれらの法規制のいずれかに違反した場合、当社は、民事上の損害賠償責任を負担し、刑事罰または行政上の制裁の対象となる可能性があります。かかる違反は、当社の評判に悪影響を与え、当社の事業に重大な影響を及ぼす可能性があります。例えば、当社は平成15年に火薬使用許可違反で刑事上の制裁（罰金刑）を受けましたが、当時の入場者数の落ち込みからみてもかかる処分は当社の評判に悪影響を及ぼしたと考えられます。今後、かかる事態が再発した場合には、当社の事業に重大な悪影響を及ぼしうると考えています。また、これらの法規制に改正があった場合、特に、日本においてテーマパークの運営を規制する包括的な法令が制定された場合、当社はかかる法令を遵守するために追加的な費用を負担する可能性があります。

12. 訴訟が提起されることに関するリスク

テーマパーク運営事業を行う過程において、テーマパークの安全性や知的財産の利用等に関して訴訟が提起された場合、当社の経営成績、財政状態あるいは営業活動、社会的評価等に悪影響を及ぼす可能性があります。

13. ユニバーサルグループとの関係に関するリスク

(1) ユニバーサルグループの概要について

当社では、ユニバーサル・スタジオ・インク、ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー、ユニバーサル・スタジオ・エンターテイメント・ジャパン・インベストメント・カンパニー・エルエルシー、ユニバーサル・スタジオ・レクリエーション・ジャパン・プランニング・サービス・エルエルシー、ユニバーサル・シティ・スタジオ・エルエルエルピー及びユニバーサル・スタジオ・エンタープライズ・ジャパン株式会社を「ユニバーサルグループ」と称しております。

ユニバーサル・スタジオ・インクは、メディア・エンターテインメント企業であるＮＢＣユニバーサルの出資会社であり、ＮＢＣユニバーサルは、エンターテインメント、ニュース、その他のコンテンツ等の開発、プロデュース、マーケティング等を行っております。

ユニバーサル・スタジオ・インクのテーマパーク事業部門であるユニバーサル・パークス・アンド・リゾーツは、米国カリフォルニア州のユニバーサル・スタジオ・ハリウッドとフロリダ州オーランドのユニバーサル・オーランドの経営を統括しております。当社は、ユニバーサルグループより「ユニバーサル・スタジオ・ジャパン」の運営等に関するライセンス供与を受けており、同グループの買収・合併・営業譲渡等により、当社がライセンスを受けている知的財産の利用につき影響を受ける可能性があります。

(2) ライセンス契約に関連するリスクについて

当社は、平成10年３月30日付で、ユニバーサル・スタジオ・インク（その後、同社の契約上の地位は、ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピーに継承されている。以下本項において「ユニバーサル」という）及び他のユニバーサルグループ各社との間で、「ユニバーサル・スタジオ・ジャパン」の運営等に関するライセンス契約である最終契約を締結しております。同契約は、もともとテーマパーク開業前に締結されたものでありましたため、当社のテーマパークの設計から建設までの手続き、当社の経営組織体制や人事、事業展開、予算統制等に至るまで様々な制約が定められており、現在の運営実態にそぐわない部分も生じておりました。そこで、かかる制約を軽減し、また、現在の運営実態に沿ったものとするために平成18年８月10日付で最終契約を修正する「修正・書換最終契約」を締結しております。この契約の概要については、「第一部　企業情報　第２　事業の状況　５　経営上の重要な契約等」をご参照下さい。同契約は、当社による「ユニバーサル・スタジオ・ジャパン」の運営の根幹となる重要なライセンス契約であり、契約内容の変更は当社の経営成績に影響を及ぼす可能性があります。

なお、同契約では、ユニバーサルまたはその関連会社の競合会社が、当社の支配権を変更しまたは当社の支配権に影響を与える目的または意図をもって、直接または間接に、当社株式または議決権の25％超を取得した場合、ユニバーサル及びユニバーサル各社は、修正・書換最終契約を解約することができます。かかる競合会社には、ザ・ウォルト・ディズニー・カンパニー、株式会社オリエンタルランド（東京ディズニーランド及び東京ディズニーシーを含む）、ニューズ・コーポレーション（20世紀・フォックスを含む）、ソニー株式会社、タイム・ワーナー・インク、CBS・コーポレーション（パラマウント・パークスを含む）、ビーコム・インク（パラマウント・ピクチャーズ及びドリームワークス・エル・エル・シーを含む）、ドリームワークス・アニメーション・エル・エル・シー、メトロ・ゴールドウィン・メイヤー・インク、シックス・フラッグス・インク、アンホイザー・ブッシュ・カンパニーズ、セダー・フェア・エル・ピー、ザ・ツサウド・グループ、パレス・エンターテインメント、メルリン・エンターテインメント・グループ（レゴランド・パークスを含む）、サムスン・エヴァーランド・カンパニー・リミテッド、ロッテグループ、横浜八景島シーパラダイス、オーシャン・パーク・コーポレーション（香港）、長島観光開発株式会社（ナガシマスパーランド）、上記のいずれかの娯楽事業（テーマパーク、アミューズメント事業等及び映画・テレビ

番組等の制作、音楽・映像等にかかわる娯楽事業）の承継人、上記のいずれかの関連会社等が含まれます。なお、本条項は、濫用的な買収等に対処することを目的とするものではありませんが、上記の競合会社による買収に対しては実質的にこれを阻止する効果を生じることとなりえます。また、同契約では、当社がテーマパークの敷地使用権の一部を喪失して、それがテーマパークの運営に重大な悪影響を与えた場合などには同契約が解約され得ることとされており、その場合、当社の事業運営に重大な悪影響を及ぼす可能性があります。

(3) 取引関係について

当社は、「修正・書換最終契約（平成18年８月９日までは「最終契約」））」に基づき、ユニバーサルグループに対して当社の売上に対する一定割合のロイヤリティを支払っております。ロイヤリティは、ユニバーサルグループがライセンスをしている他のテーマパークのロイヤリティを比較検討の上決定されております。そのほか、新規施設にかかる建設費用の支払い、各種調査や法務サポート等にかかる運営費用の支払い、受入出向者に対する報酬支払い等の取引関係があり、取引金額の推移は以下の通りであります。

（単位：百万円）

会社名及び取引内容	取引金額				
	平成16年３月期	平成17年３月期	平成18年３月期	平成19年３月期	平成20年３月期
ユニバーサル・シティ・スタジオ・エルエルエルピー					
ロイヤリティの支払	5,430	5,323	5,172	5,485	5,521
法務サポート業務の支払	8	27	145	3	−
開発分担金収入	−	−	−	−	147
ユニバーサル・スタジオ・レクリエーション・ジャパン・プランニング・サービス・エルエルシー					
新規施設に係る建設費用支払	3,666	−	142	385	5
運営費用の支払	215	173	68	21	15
出向者費用の精算	314	296	235	56	−
ユニバーサル・スタジオ・レクリエーション・ジャパン・スーパービジョン・エルエルシー					
新規施設に係る建設費用支払	768	−	−	−	−
運営費用の支払	90	33	−	−	−
出向者費用の精算	89	56	−	−	−
ユニバーサル・スタジオ・エンタープライズ・ジャパン株式会社					
出向者費用の精算	−	19	79	15	−

（注）上記数値には消費税等は含まれておりません。

14. 株主との関係に関するリスク

(1) 大阪市との関係について

「ユニバーサル・スタジオ・ジャパン」は国際集客都市を目指す大阪市の中核施設としての役割を期待され、大阪市が中心となって誘致を行いました。そのために、当社は大阪市より、事業用地の賃借、株主としての出資、アトラクション等設備投資資金の融資を受けております。大阪市は、平成20年３月31日現在、当社普通株式の発行済株式総数の9.24％（新株予約権による潜在株式数を除くベース）を保有する株主であります。

大阪市及び株式会社大阪市開発公社との間で資金借入取引及び土地賃借取引が発生しており、取引金額の推移は以下の通りであります。なお、株式会社大阪市開発公社からの借入金は平成19年６月29日付で野村キャピタル・インベストメント株式会社に債権譲渡されました。

（単位：百万円）

会社等の名称及び取引内容	平成16年３月期		平成17年３月期		平成18年３月期		平成19年３月期		平成20年３月期	
	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高
大阪市										
建設資金の借入	3,000	13,000	3,000	16,000	－	16,000	－	16,000	－	16,000
利息の支払	329	－	344	344	393	－	356	－	356	－
地代の支払	712	－	712	712	712	－	950	－	950	－
株式会社大阪市開発公社										
運転資金の借入	2,000	7,000	－	7,000	－	7,000	－	7,000	－	－
利息の支払	101	34	141	176	135	－	139	－	38	－

（注）１．上記の取引金額に消費税等は含まれておりません。

２．株式会社大阪市開発公社は大阪市がその81.8％（平成20年３月31日現在）の株式を保有する会社であります。

(2) ゴールドマン・サックス・グループとの関係について

ゴールドマン・サックス系投資会社の有限会社クレインホールディングスは、平成20年３月31日現在、当社普通株式の発行済株式総数の41.06％（新株予約権による潜在株式数を除くベース）を保有する筆頭株主であります。同社は当社の株主総会における40％を超える議決権を有することから、同社の当社に対する経営方針の変更は、当社の経営に重大な影響をもたらす可能性があります。

①人的関係について

平成20年３月31日現在における当社の役員13名（うち監査役４名）中、ゴールドマン・サックス証券株式会社の職員を兼任する者は２名（取締役アンクル サフ、ゴールドマン・サックス証券株式会社　マネージング・ディレクター プリンシパル・インベストメント・エリア統括を兼任、取締役加笠研一郎、ゴールドマン・サックス証券株式会社プリンシパル・インベストメント・エリア　バイス・プレジデントを兼任）であります。

②ゴールドマン・サックス・グループとの取引関係について

ゴールドマン・サックス・グループとの主な取引は以下のとおりです。

（単位：百万円）

会社等の名称及び取引内容	平成16年３月期		平成17年３月期		平成18年３月期		平成19年３月期		平成20年３月期	
	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高
有限会社クレインホールディングス										
増資の引受	－	－	－	－	20,000	－	－	－	－	－
ゴールドマン・サックス証券株式会社（※）										
資金の借入	－	－	－	－	－	－	14,000	－	－	－
リファイナンス関連費用の支払	－	－	16	5	418	－	177	－	－	－
利息の支払	－	－	－	－	－	－	82	－	－	－
ゴールドマン・サックス・クレディット・パートナーズ										
資金の借入	－	－	－	－	2,975	－	－	－	－	－
利息の支払	－	－	－	－	11	－	－	－	－	－

（注）上記の取引金額に消費税等は含まれておりません。

（※）平成18年10月において、ゴールドマン・サックス証券会社が事業の譲渡を行って設立されました。

(3) 日本政策投資銀行との関係について

日本政策投資銀行は、平成20年３月31日現在、系列の投資事業組合であるＤＢＪ事業価値創造投資事業組合を通じて当社普通株式の発行済株式総数の10.26％（新株予約権による潜在株式数を除くベース）を保有しております。

なお、平成20年３月31日現在における当社の役員13名（うち監査役４名）中、日本政策投資銀行の職員を兼任する者は１名（取締役高橋一浩、日本政策投資銀行投資統括部長を兼任）であり、日本政策投資銀行及びＤＢＪ事業価値創造投資事業組合との主な取引は以下のとおりです。

（単位：百万円）

会社等の名称及び取引内容	平成16年３月期		平成17年３月期		平成18年３月期		平成19年３月期		平成20年３月期	
	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高	取引金額	期末残高
日本政策投資銀行										
資金の借入	－	37,930	－	34,590	－	27,440	－	16,200	－	15,280
リファイナンス関連費用の支払	－	－	－	－	1,090	－	167	－	－	－
利息の支払	936	418	846	375	650	253	494	152	414	182
ＤＢＪ事業価値創造投資事業組合										
増資の引受	－	－	－	－	4,999	－	－	－	－	－

（注）上記の取引金額に消費税等は含まれておりません。

(4) 既存株主による株式の売却について

大阪市、有限会社クレインホールディングス、ＤＢＪ事業価値創造投資事業組合及びその他の大株主が保有する株式を売却した場合は、当社株式の市場価格に影響を及ぼす可能性があります。

15. 顧客の個人情報の流出に関するリスク

当社は、年間パスの販売、ファンクラブの会員制度等に関連して、顧客の個人情報を保有し管理しております。かかる顧客の個人情報の管理において、当社は、アクセス管理、セキュリティシステムの改善を図り、個人情報の保護に注力しております。また、内部管理体制の強化、社内規程等の整備、社員教育の実施にも留意しております。しかしながら、かかる対策にもかかわらず、顧客の個人情報が流出する可能性があり、そのような場合には、損害賠償責任を追及されるリスクがあるのみならず、当社に関するネガティブな報道等により当社に対する評価が低下し、当社の事業に重大な悪影響を及ぼす可能性があります。

16. ストック・オプションにより株式価値が希薄化するリスク

当社は、役員に対するインセンティブ報酬支給及び業績向上に向けた全従業員の意欲や士気を高める等の観点から、取締役及び従業員向けストック・オプションプランを導入しております。当該新株予約権が行使された場合、当社の株式価値の希薄化や需給バランスへの影響をもたらし、当社の株価形成に影響を与える可能性があります。

17. 配当に関する制約について

当社は、株主利益を重視し安定的な利益還元を行うことを基本方針とする一方、長期的な株主価値を向上していくため、設備投資及び経営体質の強化のために必要な内部留保を勘案しながら、各事業年度の業績状況や今後の事業展開に対応した配当を行ってまいりたいと考えております。

当社の剰余金の配当は中間配当及び期末配当の年２回を基本的な方針としており、会社法第459条第１項の規定に基づき、取締役会の決議によって剰余金の配当等を行うことができる旨を定款に定めております。

また、協調融資貸出契約において、以下の条件を満たさない配当金の支払い等に対して、制約が設けられております。なお、以下の条件については、原則として配当等についての決議を行う取締役会開催日等において充足していることを要します。

- プロジェクト・キャッシュ・フロー振替規程に基づき、借入人返済口座、設備投資口座及び返済積立口座に必要金額が全額預入されていること
- 期限の利益喪失事由または期限の利益の喪失可能性が発生しておらず、当該配当等によっても、かかる事由を発生させないこと

5【経営上の重要な契約等】

(1) ライセンス契約

当社は、（ユニバーサル・スタジオ・インクの権利義務の承継人としての）ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー及びその関係会社から重要なライセンスを受けており、それらに関する契約の主たるものは次のとおりです。この他、当社は、ユナイテッド・フィーチュア・シンジケート・インク（ピーナッツキャラクター）、セサミ・ワークショップ（セサミストリートキャラクター）等からもビベンディ・ユニバーサル・エンターテインメント・エルエルピー及びその関係会社を通じてキャラクター等に関するライセンスを受けております。

①テーマパーク「ユニバーサル・スタジオ・ジャパン」の企画、建設及び運営関係

契約名称	修正・書換最終契約
相手方 （米国）	（ユニバーサル・スタジオ・インクの権利義務の承継人としての）ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー（以下「ユニバーサル」という）、ユニバーサル・スタジオ・エンターテイメント・ジャパン・インベストメント・カンパニー・エルエルシー、ユニバーサル・スタジオ・レクリエーション・ジャパン・プランニング・サービス・エルエルシー及びユニバーサル・シティ・スタジオ・エルエルエルピー（以下「ユニバーサル当事者」と総称する）
契約締結日	平成18年８月10日（原契約の締結日は平成10年３月30日）
契約期間	平成10年３月30日から平成33年３月31日まで(原契約に基づく期間を含みます。)。以降、当社が期間満了の２年前までに通知をすることにより５年毎の更新が可能。但し、以下の場合には、ユニバーサル当事者は、契約期間中であっても、本契約を終了できることとされている。 （ア）テーマパーク事業やコンテンツ事業を営む、ユニバーサルまたはその関連会社の競合会社が、当社の支配権を変更しまたは影響を与える目的または意図をもって、直接または間接に、25%を超える当社株式または議決権を取得した場合。かかる競合会社には、ザ・ウォルト・ディズニー・カンパニー、株式会社オリエンタルランド（東京ディズニーランド及び東京ディズニーシーを含む）、ニューズ・コーポレーション（20世紀・フォックスを含む）、ソニー株式会社、タイム・ワーナー・インク、ＣＢＳ・コーポレーション（パラマウント・パークスを含む）、ビーコム・インク（パラマウント・ピクチャーズ及びドリームワークス・エル・エル・シーを含む）、ドリームワークス・アニメーション・エル・エル・シー、メトロ・ゴールドウィン・メイヤー・インク、シックス・フラッグス・インク、アンホイザー・ブッシュ・カンパニーズ、セダー・フェア・エル・ピー、ザ・ツサウド・グループ、パレス・エンターテインメント、メルリン・エンターテインメント・グループ（レゴランド・パークスを含む）、サムスン・エヴァーランド・カンパニー・リミテッド、ロッテグループ、横浜八景島シーパラダイス、オーシャン・パーク・コーポレーション（香港）、長島観光開発株式会社（ナガシマスパーランド）、上記のいずれかの娯楽事業（テーマパーク、アミューズメント事業等及び映画・テレビ番組等の制作、音楽・映像等にかかわる娯楽事業）の承継人、上記のいずれかの関連会社等が含まれる。 （イ）当社がテーマパークの敷地の一部を使用する権利を喪失し、それによりユニバーサル・スタジオ・ジャパンの運営に大きな悪影響がある場合 （ウ）テーマパークまたはその主要アトラクションが一定期間以上閉鎖された場合 （エ）当社が修正・書換最終契約に違反した場合等
主な内容	・当社のテーマパークである「ユニバーサル・スタジオ・ジャパン」の企画、建設及び運営に関連する商号、マーク、キャラクター等の知的財産に関する非独占的ライセンスの供与 ・ロイヤリティ （ア）基本ロイヤリティ 総営業収入の7.5% 上記（ア）に加え、次の（イ）～（エ）を支払う。 （イ）ユニバーサル保有の知的財産権を使用した商品 食品：卸売価格の４％、物販品：卸売価格の８％ （ウ）「ユニバーサル・スタジオ・ジャパン」の名称またはマークを使用した商品 食品：卸売価格の２％、物販品：卸売価格の５％（一部４％）

	（エ）「ユニバーサル・スタジオ・ジャパン」の名称またはマークと第三者の権利を併用した商品 食品：当該第三者の権利に関連する費用及び卸売価格の２％ 物販品：以下の①及び②のうちいずれか大きい方 ①当該第三者の権利に関連する費用及び卸売価格の３％、及び②卸売価格の10%から当該第三者の権利に関連する費用等を差し引いた額か卸売価格の５％かのいずれか小さい方 ・当社の経営ないし活動、テーマパークの運営等に関する特約 修正・書換最終契約では、当社のテーマパークの運営に関わる重要な役職に関する人事または予算等、当社のテーマパークの設計、建設、運営等に関して、一定程度ユニバーサルが関与することが定められている。また、当社による以下のテーマパーク（映画を用いているもの及びそれ以外のものを含む）の経営等への関与が禁止されている。 （ア）契約期間中、日本国外において、映画またはテレビ番組を主なモチーフにしたテーマパークの経営等に関与すること。 （イ）ユニバーサル・スタジオ・ジャパンの一般公開（平成13年３月31日）後10年間、日本国外において、(ア)以外のテーマパークの経営等に関与すること。 （ウ）ユニバーサル・スタジオ・ジャパンの一般公開後10年間経過後、日本国外において、ユニバーサルの他のテーマパークが所在するのと同じ大都市圏内またはかかるテーマパークの所在地から200km以内に存在する(ア)以外のテーマパークの経営等に関与すること。 （エ）契約期間中、日本国内において、関西地方、中部地方及び中国地方に所在するいずれかのテーマパークの経営等に関与すること（但し、「ユニバーサル・スタジオ・ジャパン」に隣接する第２テーマパークの建設及び運営については、ユニバーサルと合意の上、行うことができる）。 （オ）契約終了後３年間は日本国外において映画またはテレビ番組を主なモチーフにしたテーマパークの経営等に関与すること（但し、契約終了がユニバーサル当事者の責に帰すべき場合及び一定の不可抗力事由によって１年以上ユニバーサル・スタジオ・ジャパンまたは主要なアトラクションが閉鎖された場合であって、当該期間内に当社とユニバーサル当事者との間で再開についての協議が整わない場合を除く）。

②「ユニバーサル・スタジオ・ジャパン」に隣接する商業区域「ユニバーサル・シティウォーク大阪」の運営関係

契約名称	シティウォークライセンス契約
相手方 （米国）	（ユニバーサル・スタジオ・インクの権利義務の承継人としての）ビベンディ・ユニバーサル・エンターテイメント・エルエルエルピー及びユニバーサル・シティ・スタジオ・エルエルエルピー ※1
契約締結日	平成14年６月５日
契約期間	平成13年４月１日から平成23年３月31日まで。期間満了に先立ち、更新につき協議を実施。
主な内容	・「ユニバーサル・スタジオ・ジャパン」に隣接する商業区域である「ユニバーサル・シティウォーク大阪」の運営に関連する商号、マーク、キャラクター等の知的財産に関するライセンスの供与 ・ロイヤリティ 下記の敷地内ホテルライセンス契約及び敷地外ホテルライセンス契約に係るロイヤリティと併せて、各「契約年度」（毎年４月１日から翌年３月31日までの１年間をいう。）あたりのロイヤリティは以下のとおりとなる。 （ア）平成13年４月１日から平成15年３月31日まで　100万米ドル （イ）平成15年４月１日から平成16年３月31日まで　150万米ドル （ウ）平成16年４月１日から平成19年３月31日まで　200万米ドル （エ）平成19年４月１日から平成23年３月31日まで　175万米ドル　※2 なお、当社がサブライセンスにより得る「契約年度」あたりのロイヤリティが一定の額を超えた場合には、上記に加えて所定の額のロイヤリティの支払いを行う。

※1　相手方のうちユニバーサル・スタジオ・インクが、同社の権利義務の承継人であるビベンディ・ユニバーサル・エンターテイメント・エルエルエルピーに変更されております。

※2　平成19年６月20日付けで、平成19年４月１日から平成23年３月31日までの各「契約年度」あたりのロイヤリティが、200万米ドルから175万米ドルに変更されております。

③「ユニバーサル・スタジオ・ジャパン」周辺の特定の再開発地域内に所在する提携ホテルの運営関係

契約名称	敷地内ホテルライセンス契約
相手方 （米国）	ユニバーサル・スタジオ・インク及びユニバーサル・シティ・スタジオ・エルエルエルピー
契約締結日	平成15年３月20日
契約期間	平成13年４月１日から平成23年３月31日まで。期間満了に先立ち、更新につき協議を実施。
主な内容	・当社のテーマパーク周辺の特定の再開発地域内に所在する当社の提携ホテル（ホテル近鉄ユニバーサル・シティ、ホテル京阪ユニバーサル・シティ、ホテル京阪ユニバーサル・タワー及びホテルユニバーサルポート）※３の運営に関連する商号、マーク、キャラクター等に関するライセンスの供与

※３　平成20年２月13日付けで株式会社ホテル京阪との間でホテル京阪ユニバーサル・タワーに関する敷地内オフィシャルホテルサブライセンス契約を締結しております。

④「ユニバーサル・スタジオ・ジャパン」周辺の特定の再開発地域外に所在する提携ホテルの運営関係

契約名称	敷地外ホテルライセンス契約
相手方 （米国）	ユニバーサル・スタジオ・インク及びユニバーサル・シティ・スタジオ・エルエルエルピー
契約締結日	平成15年３月20日
契約期間	平成13年４月１日から平成23年３月31日まで。期間満了に先立ち、更新につき協議を実施。
主な内容	・当社のテーマパーク周辺の特定の再開発地域外に所在する当社の提携ホテル（ハイアット・リージェンシー・オーサカ、ホテルシーガルてんぽーざん大阪、ホテル阪急インターナショナル、リーガロイヤルホテル（大阪）、ホテルグランヴィア大阪、神戸ベイシェラトンホテル&タワーズ、神戸ポートピアホテル及びラマダホテル大阪）の運営に関連する商号、マーク、キャラクター等に関するライセンスの供与

(2) マネジメントサービス契約

当社は、グレン ガンペル及び丸山義和との間でその取締役就任に際し大要以下の内容の契約を締結しております。

①代表取締役社長　グレン ガンペル

契約名称	第二次修正・書換マネジメントサービス契約
相手方	グレン ガンペル
契約締結日	平成18年11月10日（平成19年６月27日に修正契約を締結。原契約の締結日は平成16年６月24日、第一次修正・書換マネジメントサービス契約の締結日は平成18年６月28日）
契約期間	平成18年６月28日から平成21年６月30日
主な内容	・同氏が、原則として、平成20年６月まで当社の代表取締役社長を務めることを予定。また、その後平成21年６月まで当社の非常勤の取締役会長（必要な承認が得られない場合は非取締役のコンサルタント）を務めることを予定。※４ ・同氏が上記役職に就いた場合、同氏に対して、状況に応じて以下の報酬を支払う。 （ア）固定額の基本報酬及び追加報酬※５ （イ）業績連動型報酬としての一定の額（なお、同報酬として531百万円を、平成18年11月15日に支払済み） （ウ）純利益報酬（純利益の達成状況に応じて支払われる一定額の報酬） （エ）ＥＢＩＴＤＡ報酬（目標ＥＢＩＴＤＡの達成状況に応じた報酬） （オ）ストック・オプション （カ）その他（住居費、旅費等の海外赴任手当、福利厚生費等）

※４　平成19年６月27日付けで、グレン ガンペル氏を当社の非常勤の取締役会長に選任することにつき必要な承認が得られない場合は、平成21年６月まで非取締役のコンサルタントを務めることと変更されております。なお、平成19年11月26日付けで、当該変更は撤回されております。また、当社の株主総会及び取締役会において承認された場合は、グレン ガンペル氏の当社の代表取締役社長としての就任予定期間が平成21年６月まで延長され、そ

の後、平成22年６月まで当社の非常勤の取締役会長を務めることと変更されております。

※５ 平成19年６月27日付けで、固定額の追加報酬という項目が追加されております。

※６ 平成19年11月26日付けで、グレン ガンペル氏は、当社株主である有限会社クレインホールディングスの関係会社であるゴールドマン・サックス証券株式会社との間で、コンサルタンシー契約を締結しました。かかる契約に基づきグレン ガンペル氏は、平成21年６月から当該会社の日本における投資機会の創出、評価及びモニタリングに関する助言及び補佐を行う予定です。

②丸山 義和

契約名称	第二次修正・書換マネジメントサービス契約
相手方	丸山　義和
契約締結日	平成18年11月10日（平成19年６月27日に修正契約を締結。原契約の締結日は平成16年６月24日、第一次修正・書換マネジメントサービス契約の締結日は平成18年６月28日）
契約期間	平成18年６月28日から平成20年12月31日
主な内容	・同氏が、原則として、平成20年12月まで当社の社長室長を務め、平成20年６月までは当社の取締役を務めることを予定。※７ ・同氏に対して、状況に応じて以下の報酬を支払う。 （ア）固定額の基本報酬及び追加報酬※８ （イ）業績連動型報酬としての一定の金額（なお、同報酬として32百万円を、平成18年11月15日に支払済み） （ウ）ＥＢＩＴＤＡ報酬（目標ＥＢＩＴＤＡの達成状況に応じた報酬） （エ）ストック・オプション （オ）その他（住居費、旅費等の海外赴任手当、福利厚生費等）

※７ 平成20年６月25日付けで開催された第14回定時株主総会終結の時をもって任期満了により取締役を退任いたしました。

※８ 平成19年６月27日付けで、固定額の追加報酬という項目が追加されております。

(3) 敷地に関する賃貸借契約

当社は、当社のテーマパークである「ユニバーサル・スタジオ・ジャパン」の敷地（大阪市此花区桜島）を以下の各契約に基づき賃借しております。

相手方	契約内容
日立造船株式会社	・契約名称：事業用借地権設定契約 ・契約締結日：平成13年３月10日 ・契約期間：平成13年３月31日から20年間 ・賃借面積：48,534㎡
住友商事株式会社	・契約名称：一般定期借地権設定契約 ・契約締結日：平成10年10月１日 ・契約期間：平成10年10月１日から50年間 ・賃借面積：31,100㎡
	・契約名称：事業用借地権設定契約 ・契約締結日：平成13年３月10日 ・契約期間：平成13年３月31日から20年間 ・賃借面積：19,352㎡
住友金属工業株式会社	・契約名称：一般定期借地権設定契約 ・契約締結日：平成10年10月１日 ・契約期間：平成10年10月１日から50年間 ・賃借面積：89,488㎡

相手方	契約内容
西日本旅客鉄道株式会社	・契約名称：一般定期借地権設定契約 ・契約締結日：平成10年10月１日 ・契約期間：平成10年10月１日から50年間 ・賃借面積：23,702㎡
株式会社ガスアンドパワーインベストメント	・契約名称：一般定期借地権設定契約 ・契約締結日：平成10年10月１日 ・契約期間：平成10年10月１日から50年間 ・賃借面積：101,135㎡
日新製鋼株式会社	・契約名称：一般定期借地権設定契約 ・契約締結日：平成10年10月１日 ・契約期間：平成10年10月１日から50年間 ・賃借面積：22,716㎡
大阪市	・契約名称：市有地賃貸借契約（一般定期借地権設定契約） ・契約締結日：平成11年4月１日 ・契約期間：平成11年4月１日から50年間 ・賃借面積：16,786㎡
	・契約名称：市有地賃貸借契約（事業用借地権設定契約） ・契約締結日：平成19年５月31日 ・契約期間：平成19年６月１日から20年間 ・賃借面積：187,261㎡

(4) 協調融資貸出契約等

当社の長期借入金の多くは、以下の協調融資により調達されたものとなっております。下記のうち、タームローンについては、平成18年８月18日にその全額が実行されておりますが、市中銀行貸出Ｃ及び政投銀貸出Ｃは平成19年３月28日にその全額が任意期限前弁済されております。また、リボルビングローンに関しては、平成20年３月31日現在において、その全額が未使用となっております。なお、この他当社は、大阪市及び野村キャピタル・インベストメント株式会社から、最終返済期限を平成26年５月25日の一括返済とする借入をそれぞれ160億円及び70億円行っております。

相手方	契約内容
株式会社三井住友銀行、日本政策投資銀行、ゴールドマン・サックス証券株式会社、野村キャピタル・インベストメント株式会社（注）	・契約名称 協調融資貸出契約 ・契約締結日　平成18年８月10日 ・融資額 タームローン49,400百万円（以下「タームローン」という）及びコミットメントライン5,000百万円（貸出極度額）（以下「リボルビングローン」という）。 タームローンは、市中銀行貸出Ａ（23,200百万円）、政投銀貸出Ａ（8,200百万円）、政投銀貸出Ｂ（8,000百万円）、市中銀行貸出Ｃ（7,400百万円）及び政投銀貸出Ｃ（2,600百万円）からなり、リボルビングローンは市中銀行貸出Ｄからなります。なお、政投銀貸出とは日本政策投資銀行による貸出を指し、市中銀行貸出とは日本政策投資銀行以外の金融機関の貸出を指します。 ・期限 （ア）タームローン タームローンの期限は以下のとおりです。 市中銀行貸出Ａ及び政投銀貸出Ａ 最終返済期限を平成24年８月15日とし、平成19年４月16日から６か月毎（４月及び10月の15日）に一定額を返済する。 政投銀貸出Ｂ 最終返済期限を平成26年４月15日とし、平成23年10月15日から６か月毎（４月及び10月の15日）に一定額を返済する。 市中銀行貸出Ｃ及び政投銀貸出Ｃ 最終返済期限である平成24年８月15日の一括返済。但し、平成19年４月15日までに返済がなされない場合、金利水準が６か月毎に引き上げられ、また一定の追加費用の支払が必要とされます。また、当該部分については、平成20年７月以降、一事業年度あたり20億円を上限として、一定の算式に基づき計算される金額を強制的に期限前弁済しなければならないものとされています。 （イ）リボルビングローン（市中銀行貸出Ｄ） 契約の最終期限を平成24年８月15日とし、その１か月前まで借入が可能。個別の借入の期間は１～６か月。コミットメントフィーとして、未使用部分に対し年率0.5%が借入可能期間にわたり賦課されます。 ・金利 政投銀貸出Ｂについては固定金利貸付となっております。それ以外につきましては、日本円ＴＩＢＯＲに一定のマージンを加えたものとされています。かかるマージンは、市中銀行貸出Ａ及び政投銀貸出Ａ並びにリボルビングローンにつきましては、協調融資貸出契約の規定に従い一定の財務指標に基づき変動するものとされ、また、市中銀行貸出Ｃ及び政投銀貸出Ｃについては、平成19年４月15日までに返済がなされない場合、上記のとおり６か月毎にマージンが引き上げられます。 ・担保 当社は、上記の修正・書換最終契約上の権利を含む当社の主要な資産を協調融資貸出契約に基づく借入の担保として差し入れております。

相手方	契約内容
	・その他の特約 協調融資貸出契約では、当社に対して様々な業務上及び財務上の制約並びに配当制限が付されております。かかる業務上の制約には、一定の財務上の基準を充たさない場合の追加的な借入債務(ファイナンス・リースを含む)の負担、担保権の設定、合併その他の買収取引、一定の組織再編行為、減資、自己株式取得、一定の財務上の基準を超える設備投資及び投融資の実施に対する制限または禁止が含まれています。また、財務上の制限として当社は、一定の算式に基づき計算される借入金債務の割合や元利金の返済に関する割合につき、協調融資貸出契約に規定する一定水準を維持するよう義務付けられています。「第一部　企業情報　第５　経理の状況　１財務諸表等　(1) 財務諸表　注記事項（貸借対照表関係）4.配当制限」を併せてご参照下さい。

(注)　契約の相手方である貸出金融機関につきましては、金融機関による債権の譲渡により変動する可能性があります。平成20年３月31日現在における貸出金融機関は、次のとおりであります。

株式会社三井住友銀行
日本政策投資銀行
野村キャピタル・インベストメント株式会社
住友信託銀行株式会社
株式会社あおぞら銀行
中央三井信託銀行株式会社
カリヨン
株式会社関西アーバン銀行
株式会社三重銀行
三井住友海上火災保険株式会社
大和生命保険株式会社

６【研究開発活動】

該当事項はありません。

7【財政状態及び経営成績の分析】

当社に関する財政状態及び経営成績の分析にかかる以下の記載内容は、原則として当社の財務諸表に基づいて分析したものであります。なお、文中の将来に関する記載事項は、本書提出日現在において当社が判断したものであります。これらの将来に関する記載事項には不確実性が内在しており、「第一部　企業情報　第2　事業の状況　4　事業等のリスク」等に記載された内容を含む様々な要因により、実際の結果と異なる可能性があります。

(1)財政状態の分析

借入金の減少と純資産の充実によって貸借対照表が改善され、有利子負債（借入金）純資産倍率は1.2倍となり、財務体質はさらに強化されました。また、効率的な設備投資の実施などにより潤沢なキャッシュを創出、現金及び現金同等物は10,529百万円増加しました。

総資産は、130,511百万円（前事業年度比574百万円増）となりました。

①流動資産

流動資産は、前事業年度末に比べ、現金及び預金が3,529百万円、有価証券が7,000百万円増加したこと等により、前事業年度末に比べ10,685百万円増の37,279百万円となりました。

②固定資産

固定資産は、テーマパーク各施設の減価償却が進んだこと等により、前事業年度末に比べ10,100百万円減の93,231百万円となりました。

負債は、81,854百万円（前事業年度比5,086百万円減）となりました。

③流動負債

当社ではマーケティング・パートナー企業からのパートナーシップフィーや年間パスの収入額は一度前受金として処理し、期間経過に伴い収益計上しております。流動負債では主にこの期間経過に伴う収益計上によって前受金が1,001百万円減少いたしました。その結果、流動負債は前事業年度末に比べ1,231百万円減の24,425百万円となりました。

④固定負債

固定負債は、長期借入金から、流動負債の1年以内返済予定長期借入金への振替え等により、前事業年度末に比べ3,855百万円減の57,429百万円となりました。

⑤純資産

純資産は、当期純利益の計上等によって利益剰余金が5,146百万円増加し、5,661百万円増の48,656百万円となりました。

(2)経営成績の分析

当社の事業ビジョンは、『ゲストの期待を上回る「感動とサービス」を提供することにより、エンターテインメント＆レジャー業界におけるアジアのリーディングカンパニーを目指す。』ことであります。このビジョンの実現に向けて、パーク内外での綿密な市場調査を通じたゲストニーズの追求と諸施策の検証を継続的に行うことにより、アトラクションやイベント企画への反映やテーマパーク内で提供するサービスの向上に努力しております。また、「ワールドクラスのファミリー・エンターテインメント」というブランドポジショニングに基づいて、主要ターゲットである女性層及びファミリー層のニーズに合致した集客施策を継続的に実施することにより、リピート来場の促進を図っております。

当事業年度におきましては、年間テーマを「ドリーム（夢）」と設定し、ゲストの皆様が思い描いているあこがれが叶うような「ドリーム（夢）」あふれる新たなワールドクラスのエンターテインメントを続々とお贈りし、特別な思い出を提供できる場所となることを目指して様々なアトラクションやイベントを強化いたしました。また、マーケティング・営業施策として、午後３時よりご入場が可能な「サマー・トワイライト・パス」やハロウィーン・クリスマス期間限定「トワイライト・パス」の販売を実施し、多くのゲストの皆様にご支持いただきました。さらに、マーケティング・パートナー企業との協働や交通機関などとのタイアップにより、集客を図りました。

これらの結果、当事業年度におけるレギュラーパス（年間パス以外の入場チケット、基本的には1日利用チケット）入場者数は5,961千人となり、前事業年度を1.5%上回りました。

一方、年間パス（1年間の有効期間内であれば何回でも入場できるチケット）につきましては、「年間スタジオ・パス プライス・キャンペーン」を期間限定で開催し、前事業年度における同キャンペーンの販売実績を約９%上回ることができました。また、当事業年度より、顔認証システムの導入や公式ウェブサイトでの販売を強化したことなどにより、年間パス発行におけるプロセスを大幅に改善し、従来、年間パス購入時と受取り時の二度のご来場が必要だったものを、購入と受取りが一度のご来場で可能となるように変更、年間パス受取りのためだけにご来場いただく必要がなくなりました。この結果、年間パス保有者数が増加したにもかかわらず、特に下期において年間パス入場者数が減少し、当事業年度における年間パス入場者数は2,679千人（前期比5.1%減）となりました。

以上により、当事業年度における総入場者数は8,640千人（前期比 0.7%減）となりました。

①売上高

売上高は、集客施策、マーケティング・営業施策が奏功したことに加え、平成18年７月に実施したテーマパーク入場料の値上げや年間パスの販売が好調であったこと、アトラクション優先入場券の販売が好調であったことなどにより、前事業年度に比べ1,095百万円増の73,158百万円（前期比1.5%増）となりました。また、テーマパーク入場者一人当たりの売上高は、174円増加し7,815円（前期比2.3%増）となりました。

②営業利益

営業利益は、商品販売収入及び飲食販売収入の原価率改善やその他の運営コストの効率化に努めたこと、減価償却費の減少等により、前事業年度に比べ1,119百万円増の8,402百万円（前期比15.4%増）となりました。

③経常利益

経常利益は、借入金残高の減少による支払利息の減少等により、前事業年度に比べ1,755百万円増の7,028百万円（前期比33.3%増）となりました。

④当期純利益

特別損失は、平成18年８月に実施した長期借入金のリファイナンスに関連する費用がなくなったことや、昨年度、新規エリア「ランド・オブ・オズ」の工事に伴い発生した旧ウエスタンエリアなどの固定資産除却損が減少した結果、256百万円（前期比82.6%減）となりました。以上の結果、当期純利益は、前事業年度に比べ2,972百万円増の6,766百万円（前期比78.4%増）となりました。

第３【設備の状況】

１【設備投資等の概要】

当事業年度においてもテーマパークの魅力を維持向上させるため、新規ショー・アトラクションの制作を中心に2,296百万円の設備投資を行いました。平成20年３月に完成いたしました新規アトラクション「ファンタスティック・ワールド」への投資額は1,286百万円となっております。

２【主要な設備の状況】

当社における主要な設備は、以下のとおりであります。

平成20年３月31日現在

事業所名(所在地)	設備の内容	帳簿価額					従業員数(人)
		建物及び構築物(百万円)	機械装置及び運搬具(百万円)	土地(百万円)(面積㎡)	その他(百万円)	合計(百万円)	
ユニバーサル・スタジオ・ジャパン(大阪市此花区)	テーマパーク及び事務所	68,075	18,104	－ (540,074)	3,517	89,698	527 (2,590)

(注) 1．帳簿価額のうち「その他」は、船舶及び工具、器具及び備品であり、建設仮勘定は含んでおりません。
なお、金額には消費税等は含まれておりません。
2．土地は全て賃借しており、平成20年３月期の賃借料は3,029百万円であります。
3．従業員数の（　）は平均臨時雇用者数を外書しております。

３【設備の新設、除却等の計画】

平成20年３月31日現在における重要な設備の新設の計画は、次のとおりであります。

(1) 重要な設備の新設

事業所名(所在地)	設備の内容	投資予定金額		資金調達方法	着手及び完了予定年月	
		総額(百万円)	既支払額(百万円)		着手	完了
ユニバーサル・スタジオ・ジャパン(大阪市此花区)	アトラクション新設	3,250	24	自己資金	平成20年３月	平成21年３月

(注) 上記の金額には、消費税等は含まれておりません。

(2) 重要な設備の除却の計画

該当事項はありません。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	3,000,000
計	3,000,000

②【発行済株式】

種類	事業年度末現在発行数（株）（平成20年３月31日）	提出日現在発行数（株）（平成20年６月26日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	2,164,915	2,165,596	東京証券取引所（マザーズ）	－
計	2,164,915	2,165,596	－	－

（注）「提出日現在発行数」欄には、平成20年６月１日からこの有価証券報告書提出日までの新株予約権の行使により発行された株式数は含まれておりません。

(2) 【新株予約権等の状況】

会社法第236条、第238条及び第239条の規定に基づき発行した新株予約権は、次のとおりであります。

①平成18年６月28日定時株主総会決議及び平成18年６月28日取締役会決議（新株予約権Ａ）

区分	事業年度末現在 （平成20年３月31日）	提出日の前月末現在 （平成20年５月31日）
新株予約権の数（個）	39,033	39,033
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	39,033（注）１	39,033（注）１
新株予約権の行使時の払込金額（円）	１株当たり22,500（注）２	１株当たり22,500（注）２
新株予約権の行使期間	平成18年６月28日から 平成28年６月28日まで	平成18年６月28日から 平成28年６月28日まで
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　22,500 資本組入額　11,250	発行価額　22,500 資本組入額　11,250
新株予約権の行使の条件	（注）３	（注）３
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）６	（注）６

（注）１．平成18年６月28日開催の株主総会における決議の日(以下「決議日」という)後、当社が当社の普通株式の株式分割(当社普通株式の株式無償割当てを含みます。以下、株式分割の記載につき同じ)または株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとします。

調整後付与株式数 ＝ 調整前付与株式数 × 分割または併合の比率

また、上記のほか、決議日後、付与株式数の調整を必要とするやむを得ない事由が生じたとき（当社Ａ種優先株式の取得請求権の行使により当社普通株式が交付される場合及び募集株式の募集はこれに含まれないものとします）は、当社が適当と考える方法で付与株式数の調整を行うことができるものとします。

２．決議日後、当社が、当社の普通株式につき、株式分割または株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{分割または併合の比率}}$$

また、決議日後、当社が行使価額を下回る価額で当社普通株式につき、新株式の発行または自己株式の処分を行う場合（新株予約権の行使により新株を発行する場合及び取得請求権付株式の取得請求権の行使に基づき当社普通株式を交付する場合を除く）には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{行使価額}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

なお、上記の算式において、「既発行株式数」とは、当社の発行済普通株式総数（当社Ａ種優先株式の取得請求権の行使により交付される普通株式数を含む）から当社が保有する普通株式にかかる自己株式数を控除した数とし、また自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとします。

さらに、決議日後、行使価額の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で行使価額は調整されるものとします。

3．新株予約権の行使の条件は、次のとおりとなっております。
(1)原則として、平成18年12月31日、平成19年12月31日、及び平成20年12月31日に、新株予約権の総数のうち３分の１ずつが権利行使可能となります。
(2)上記(1)に記載の当初条件は現在以下の通りに変更されております。当初付与された新株予約権57,033個のうち45,026個については、平成19年12月31日より前に当社の株式公開が完了したことにより、当該株式公開の完了の時点で新株予約権の総数の50%が権利行使可能となりました。また、平成19年12月31日までに権利行使可能とならなかった新株予約権のうち15,008個については平成19年11月26日付けで平成20年６月30日に、4,002個については平成20年５月９日付けで平成20年６月25日にそれぞれ権利行使可能となるよう変更されております。この結果、平成20年12月31日に権利行使可能となる新株予約権は、現在ありません。
4．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
(1)新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生ずる１円未満の端数は切り上げるものとします。
(2)新株予約権の行使により株式を発行する場合において増加する資本準備金の額は、上記(1)記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じた額とします。
5．新株予約権の取得の事由及び条件
(1)新株予約権者が、その有する新株予約権の全部または一部を放棄した場合、当社は、当該放棄に係る新株予約権を無償で取得することができるものとします。
(2)その他の取得事由及び取得条件については、当社取締役会の決議に基づき当社と新株予約権者との間で締結する「新株予約権割当契約書」に定めるところによるものとします。
6．新株予約権の交付
当社が、合併(当社が合併により消滅する場合に限る)、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下「組織再編行為」という）をする場合において、組織再編行為の効力発生の時点において残存する新株予約権（以下「残存新株予約権」という）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下「再編対象会社」という）の新株予約権を以下の条件に基づきそれぞれ交付することとします。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとします。但し、以下の条件に沿って再編対象会社は新株予約権を交付する旨を、吸収合併契約、新設合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとします。
(1)交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する残存新株予約権の数と同一の数をそれぞれ交付するものとします。
(2)新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とします。
(3)新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記「新株予約権の目的となる株式の数（株）」に準じて決定するものとします。
(4)新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、上記の「新株予約権行使時の払込金額」で定められる行使価額を組織再編行為の条件等を勘案の上調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる金額とするものとします。
(5)新株予約権を行使することができる期間
組織再編行為の効力発生日から、上記の「新株予約権の行使期間」に定める新株予約権を行使することができる期間の満了日までとします。
(6)新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記4.に準じて決定するものとします。
(7)譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議による承認を要するものとします。
(8)新株予約権の取得条項
上記5.に準じて決定するものとします。

７．端数の取扱い

新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとします。

②平成18年６月28日定時株主総会決議及び平成18年７月14日取締役会決議（新株予約権Ｂ）

区分	事業年度末現在 （平成20年３月31日）	提出日の前月末現在 （平成20年５月31日）
新株予約権の数（個）	20,879	20,198
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	20,879（注）１	20,198（注）１
新株予約権の行使時の払込金額（円）	１株当たり22,500（注）２	１株当たり22,500（注）２
新株予約権の行使期間	平成18年７月18日から 平成28年７月18日まで （注）４	平成18年７月18日から 平成28年７月18日まで （注）４
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　22,500 資本組入額　11,250	発行価額　22,500 資本組入額　11,250
新株予約権の行使の条件	（注）３	（注）３
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

（注）１．平成18年６月28日開催の株主総会における決議の日（以下「決議日」という）後、当社が当社の普通株式の株式分割（当社普通株式の株式無償割当てを含みます。以下、株式分割の記載につき同じ）または株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとします。

調整後付与株式数 ＝ 調整前付与株式数 × 分割または併合の比率

また、上記のほか、決議日後、付与株式数の調整を必要とするやむを得ない事由が生じたとき（当社Ａ種優先株式の取得請求権の行使により当社普通株式が交付される場合及び募集株式の募集はこれに含まれないものとします）は、当社が適当と考える方法で付与株式数の調整を行うことができるものとします。

２．決議日後、当社が、当社の普通株式につき、株式分割または株式併合を行う場合には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{分割または併合の比率}}$$

また、決議日後、当社が行使価額を下回る価額で当社普通株式につき、新株式の発行または自己株式の処分を行う場合（新株予約権の行使により新株を発行する場合及び取得請求権付株式の取得請求権の行使に基づき当社普通株式を交付する場合を除く）には、行使価額を次の算式により調整し、調整の結果生じる１円未満の端数は、これを切り上げるものとします。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{１株当たり払込金額}}{\text{行使価額}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

なお、上記の算式において、「既発行株式数」とは、当社の発行済普通株式総数（当社Ａ種優先株式の取得請求権の行使により交付される普通株式数を含む）から当社が保有する普通株式にかかる自己株式数を控除した数とし、また自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとします。

さらに、決議日後、行使価額の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で行使価額は調整されるものとします。

３．新株予約権の行使の条件は、次のとおりとなっております。

(1)新株予約権者は、行使の時点で、当社取締役または従業員の地位（以下「従業員等の地位」という）にある限りにおいて、新株予約権を行使することができる。

(2)上記(1)にかかわらず、新株予約権者は、従業員等の地位を失った後においても、当社取締役会が認めた場合には、新株予約権を行使することができる。

(3)また、上記(1)にかかわらず、新株予約権者は、(2)に該当しない場合であっても、従業員等の地位を失った日から５年間、従業員等の地位を失った日までに行使可能となっていた新株予約権を行使することができる。

(4)新株予約権者は、故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合、または上記事由に該当するか否かを当社が調査している期間は、新株予約権を行使することができない。

(5)新株予約権者の相続人による新株予約権の行使はこれを認めない。

その他の行使条件に関しては、当社と新株予約権者との間の「新株予約権割当契約書」に定められております。

４．新株予約権の行使期間は、次のとおりとなっております。

(1)当初付与された新株予約権27,962個のうち24,174個については、原則として、平成18年12月31日、平成19年12月31日、及び平成20年12月31日に、新株予約権の総数のうち３分の１ずつが権利行使可能となる。但し、新株予約権者に割り当てられた新株予約権の総数が15個を下回っている場合は、平成18年12月31日から全部権利行使可能となる。

(2)当初付与された新株予約権27,962個のうち上記(1)以外の3,788個については、平成20年12月31日から平成28年７月14日まで権利行使可能である。

５．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

(1)新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生ずる１円未満の端数は切り上げるものとします。

(2)新株予約権の行使により株式を発行する場合において増加する資本準備金の額は、上記(1)記載の資本金等増加限度額から上記(1)に定める増加する資本金の額を減じた額とします。

６．新株予約権の取得の事由及び条件

当社は、新株予約権者または当社について次に掲げる事由が生じた場合、当該事由が生じた日以降で取締役会が別途定める日に、次に掲げる新株予約権を無償で取得することができるものとします。

(1)新株予約権者が、新株予約権の行使前に当社の取締役または従業員の地位を失った場合（但し、上記３．(2)に該当する場合は除く）…未行使の新株予約権全部

(2)新株予約権者が、死亡した場合…未行使の新株予約権全部

(3)新株予約権者が、その有する新株予約権の全部または一部を放棄した場合…当該放棄に係る新株予約権

(4)当社が消滅会社となる合併契約承認の議案、当社が分割会社となる分割契約若しくは分割計画承認の議案または当社が完全子会社となる株式交換契約若しくは株式移転計画承認の議案が当社株主総会で承認された場合(株主総会決議が不要の場合は取締役会決議がなされた場合)…未行使の新株予約権全部

(5)新株予約権者が、故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により取締役または従業員の地位を喪失した場合…未行使の新株予約権全部

７．端数の取扱い

新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとします。

③平成19年６月27日定時株主総会決議及び平成19年８月７日取締役会決議（新株予約権Ｃ）

	事業年度末現在 （平成20年３月31日）	提出日の前月末現在 （平成20年５月31日）
新株予約権の数（個）	589	589
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	589（注）１	589（注）１
新株予約権の行使時の払込金額（円）	１株当たり１（注）２	１株当たり１（注）２
新株予約権の行使期間	平成22年８月７日から 平成29年８月６日まで	平成22年８月７日から 平成29年８月６日まで
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　69,320 資本組入額　（注）３	発行価額　69,320 資本組入額　（注）３
新株予約権の行使の条件	（注）４	（注）４
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

（注）１．当社普通株式589株とします。但し、各新株予約権の目的たる株式の種類及び数（以下「付与株式数」という）は当社普通株式１株とし、下記の場合に調整されることがあります。

ａ．割当日以後、当社が普通株式の株式分割（普通株式の株式無償割当てを含む。以下、株式分割の記載につき同じ）または株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割または併合の比率

ｂ．上記のほか、割当日以後に、付与株式数の調整を必要とするやむを得ない事由が生じたときは、当社が適当と考える方法で付与株式数の調整を行うことができる。

２．新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額である１円に付与株式数を乗じた金額とする。

３．ａ．新株予約権Ｃの行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第1項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生ずる１円未満の端数は切り上げるものとする。

ｂ．新株予約権Ｃの行使により株式を発行する場合において増加する資本準備金の額は、前ａ号の資本金等増加限度額から前ａ号に定める増加する資本金の額を減じた額とする。

４．新株予約権の行使の条件は、次の各号に定めるとおりとする。

ａ．新株予約権の割当てを受けた者（以下「新株予約権者」という）は、権利確定日及び行使の時点で当社の取締役または従業員の地位（以下「従業員等の地位」という）にある場合に限り、新株予約権を行使することができる。但し、(i)行使の時点で従業員等の地位にない場合であっても、権利確定日以後に従業員等の地位を喪失した場合は、当該地位喪失後５年間（但し、行使期間の終期を超えることはできない）は、本件新株予約権を行使することができ、また、(ii)行使の時点で従業員等の地位になく、かつ、権利確定日前に従業員等の地位を喪失していた場合であっても、当社の取締役会が承認したときは、当該地位喪失日までの新株予約権者の貢献度合（取締役会が認定する）に応じて権利確定日より取締役会が定める期間、行使できるものとする。

ｂ．新株予約権は、新株予約権者が、権利確定日において当社が別途定める業績目標を達成した場合に、その達成割合に応じて行使可能となる。但し、前号(ii)に基づき行使可能となる場合は、前号所定の当社の取締役会が認定した新株予約権者の貢献度合に応じて行使可能となるものとする。

ｃ．権利確定日以後であっても、次の各号に掲げる場合は、新株予約権者は、その有する新株予約権を行使することができない。

ca. 当社が消滅会社となる合併契約の承認にかかる議案、当社が分割会社となる分割契約若しくは分割計

画の承認にかかる議案、又は当社が完全子会社となる株式交換契約若しくは株式移転計画の承認にかかる議案につき、当社株主総会で承認された場合（株主総会決議が不要とされる場合は取締役会決議がなされた場合）

cb. 新株予約権者が故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合、または上記事由に該当するか否かを当社が調査している期間

④平成19年６月27日定時株主総会決議及び平成19年８月７日取締役会決議（新株予約権Ｄ）

	事業年度末現在 （平成20年３月31日）	提出日の前月末現在 （平成20年５月31日）
新株予約権の数（個）	1,084	1,084
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	普通株式
新株予約権の目的となる株式の数（株）	1,084（注）１	1,084（注）１
新株予約権の行使時の払込金額（円）	１株あたり１（注）２	１株あたり１（注）２
新株予約権の行使期間	平成22年８月７日から 平成29年８月６日まで	平成22年８月７日から 平成29年８月６日まで
新株予約権の行使により株式を発行する場合の株式の発行価額及び資本組入額（円）	発行価額　69,320 資本組入額　（注）３	発行価額　69,320 資本組入額　（注）３
新株予約権の行使の条件	（注）４	（注）４
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

（注）１．当社普通株式1,084株とします。但し、各新株予約権の目的たる株式の種類及び数（以下「付与株式数」という）は当社普通株式１株とし、下記の場合に調整されることがあります。

a．割当日以後、当社が普通株式の株式分割（普通株式の株式無償割当てを含む。以下、株式分割の記載につき同じ）または株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割または併合の比率

b．上記のほか、割当日以後に、付与株式数の調整を必要とするやむを得ない事由が生じたときは、当社が適当と考える方法で付与株式数の調整を行うことができる。

２．新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額である１円に付与株式数を乗じた金額とする。

３．a．新株予約権Ｄの行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第1項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生ずる１円未満の端数は切り上げるものとする。

b．新株予約権Ｄの行使により株式を発行する場合において増加する資本準備金の額は、前ａ号の資本金等増加限度額から前ａ号に定める増加する資本金の額を減じた額とする。

４．新株予約権の行使の条件は、次の各号に定めるとおりとする。

a．新株予約権の割当てを受けた者（以下「新株予約権者」という）は、権利確定日及び行使の時点で当社の取締役又または従業員の地位（以下「従業員等の地位」という）にある場合に限り、新株予約権を行使することができる。但し、(i)行使の時点で従業員等の地位にない場合であっても、権利確定日以後に従業員等の地位を喪失した場合は、当該地位喪失後５年間（但し、行使期間の終期を超えることはできない）は、本件新株予約権を行使することができ、また、（ii）行使の時点で従業員等の地位になく、かつ、権利確定日前に従業員等の地位を喪失していた場合であっても、当社の取締役会が承認したときは、当該地位喪失日までの新株予約権者の貢献度合（取締役会が認定する）に応じて

権利確定日より取締役会が定める期間、行使できるものとする。

b．新株予約権のうち1/2は、新株予約権者が、権利確定日において当社が別途定める業績目標を達成した場合に、その達成割合に応じて行使可能となる。但し、前号（ii）に基づき行使可能となる場合は、前号所定の当社の取締役会が認定した新株予約権者の貢献度合に応じて行使可能となるものとする。

c．権利確定日以後であっても、次の各号に掲げる場合は、新株予約権者は、その有する新株予約権を行使することができない。

ca. 当社が消滅会社となる合併契約の承認にかかる議案、当社が分割会社となる分割契約若しくは分割計画の承認にかかる議案、又は当社が完全子会社となる株式交換契約若しくは株式移転計画の承認にかかる議案につき、当社株主総会で承認された場合（株主総会決議が不要とされる場合は取締役会決議がなされた場合）

cb. 新株予約権者が故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合、または上記事由に該当するか否かを当社が調査している期間

(3) 【ライツプランの内容】

該当事項はありません。

(4) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高（株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額(百万円)	資本準備金残高（百万円）
平成17年８月24日 (注) 1	普通株式 － Ａ種優先株式 555,556	普通株式 800,000 Ａ種優先株式 555,556	12,500	52,500	12,500	12,500
平成18年３月31日 (注) 2	普通株式 741,112 Ａ種優先株式 △370,556	普通株式 1,541,112 Ａ種優先株式 185,000	－	52,500	－	12,500
平成18年９月13日 (注) 3	－	普通株式 1,541,112 Ａ種優先株式 185,000	△26,825	25,674	△12,500	－
平成18年11月15日 (注) 4	普通株式 370,000 Ａ種優先株式 －	普通株式 1,911,112 Ａ種優先株式 185,000	－	25,674	－	－
平成18年12月14日 (注) 5	普通株式 － Ａ種優先株式 △185,000	普通株式 1,911,112 Ａ種優先株式 －	－	25,674	－	－
平成19年３月15日 (注) 6	普通株式 230,000	普通株式 2,141,112	5,240	30,915	5,240	5,240
平成19年３月16日 ～ 平成19年３月31日 (注) 7	普通株式 2,049	普通株式 2,143,161	23	30,938	23	5,263
平成19年４月１日 ～ 平成20年３月31日 (注) 7	普通株式 21,754	普通株式 2,164,915	244	31,182	244	5,508

(注) 1．有償第三者割当増資

割当先

有限会社クレインホールディングス　444,445株

ＤＢＪ事業価値創造投資事業組合　111,111株

発行株式数　Ａ種優先株式　555,556株

発行価格　45,000円

資本組入額　22,500円

2．Ａ種優先株式の一部の普通株式への転換

転換したＡ種優先株式の株主及び株式数

有限会社クレインホールディングス　296,445株

ＤＢＪ事業価値創造投資事業組合　　74,111株
転換により発行された普通株式の株主及び株式数
有限会社クレインホールディングス　592,890株
ＤＢＪ事業価値創造投資事業組合　　148,222株

3．平成18年９月13日を効力発生日として、資本金26,825百万円及び資本準備金12,500百万円を減少することを、平成18年９月13日開催の臨時株主総会において、決議しております。

4．Ａ種優先株式の全部の普通株式への転換（当社普通株式を対価とするＡ種優先株式の取得請求権の行使）
取得請求権を行使したＡ種優先株式の株主及び株式数
有限会社クレインホールディングス　148,000株
ＤＢＪ事業価値創造投資事業組合　　37,000株
取得請求権の行使の対価として発行された普通株式の株主及び株式数
有限会社クレインホールディングス　296,000株
ＤＢＪ事業価値創造投資事業組合　　74,000株

5．自己株式の消却による減少であります。

6．有償一般募集（ブックビルディング方式による募集）
発行価格　　49,000円
資本組入額　22,785円
払込金総額　10,481百万円

7．新株予約権の行使による増加であります。

8．平成20年４月１日から平成20年５月31日までの間に、新株予約権の行使により、発行済株式総数が681株、資本金及び資本準備金がそれぞれ７百万円増加しております。

(5)【所有者別状況】

平成20年３月31日現在

区分	株式の状況								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	1	25	16	52	70	8	10,734	10,906	－
所有株式数（株）	200,000	38,333	8,896	1,225,725	633,798	176	57,987	2,164,915	－
所有株式数の割合（％）	9.24	1.77	0.41	56.62	29.28	0.01	2.67	100	－

(6)【大株主の状況】

平成20年３月31日現在

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
有限会社クレインホールディングス	東京都港区六本木６丁目10－１ 六本木ヒルズ森タワー46階	888,890	41.06
ＤＢＪ事業価値創造投資事業組合	東京都千代田区大手町１丁目９－１	222,222	10.26
大阪市	大阪府大阪市北区中之島１丁目３－20	200,000	9.24
オウル クリーク オーバーシーズ ファンド，リミテッド（常任代理人 香港上海銀行東京支店）	CIT CO FUND SERVICES (CAYMAN ISLANDS) LTD., CORPORATE CENTRE, WEST BAY ROAD, P.O. BOX 31106 SMB, GRAND CAYMAN, CAYMAN ISLANDS （東京都中央区日本橋３丁目11－１）	147,593	6.82
ゴールドマン・サックス・インターナショナル（常任代理人 ゴールドマン・サックス証券株式会社）	133 FLEET STREET LONDON EC4A 2BB, U.K. （東京都港区六本木６丁目１０－１ 六本木ヒルズ 森タワー）	76,646	3.54
モルガン・スタンレーアンドカンパニーインク（常任代理人 モルガン・スタンレー証券株式会社）	1585 BROADWAY NEW YORK, NEW YORK 10036, U.S.A. （東京都渋谷区恵比寿４丁目２０－３ 恵比寿ガーデンプレイスタワー）	66,761	3.08
オウル クリーク ツー，エル．ピー．（常任代理人 香港上海銀行東京支店）	615 SOUTH DUPOINT HIGHWAY, DOVER, DELAWARE 19901, U.S.A. （東京都中央区日本橋３丁目11－１）	65,110	3.01
モルガン・スタンレー・アンド・カンパニー・インターナショナル・ピーエルシー（常任代理人 モルガン・スタンレー証券株式会社）	25 CABOT SQUARE, CANARY WHARF, LONDON E144QA ENGLAND （東京都渋谷区恵比寿４丁目２０－３ 恵比寿ガーデンプレイスタワー）	49,805	2.30
ソシエテ ジエネラル，パリ（常任代理人 香港上海銀行東京支店）	SOCIETE GENERALE 29 BOULEVARD HAUSSMANN PARIS-FRANCE（東京都中央区日本橋３丁目１１－１）	47,789	2.21
ユービーエス エージー ロンドン アカウント アイピービー セグリゲイテッド クライアント アカウント（常任代理人 シティバンク銀行株式会社）	AESCHENVORST ADT 48 CH-4002 BASEL SWITZERLAND （東京都品川区東品川２丁目３－１４）	34,334	1.59
計	－	1,799,150	83.10

(注) １．オウル・クリーク・アセット・マネジメント・エルピーから、平成19年５月９日付の大量保有報告書の変更報告書No.３の写しの送付があり、同日現在で213千株を保有している旨の報告を受けておりますが、当社として期末時点における実質所有株式数の確認ができませんので、上記大株主の状況には含めておりません。

なお、オウル・クリーク・アセット・マネジメント・エルピーの大量保有報告書の変更報告書No.３の内容は以下のとおりであります。

大量保有者　オウル・クリーク・アセット・マネジメント・エルピー
住所　アメリカ合衆国ニューヨーク州10019、ニューヨーク、フィフス・アヴェニュー640、20階
保有株券等の数　株式　213,202株
株券等保有割合　9.95%

2．モルガン・スタンレー証券株式会社から、平成20年1月22日付の大量保有報告書の変更報告書No.5の送付があり、同日現在で116千株を共同保有している旨の報告を受けておりますが、当社として期末時点における実質所有株式数の確認ができませんので、上記大株主の状況には含めておりません。
なお、モルガン・スタンレー証券株式会社の大量保有報告書の変更報告書No.5の内容は以下のとおりであります。
大量保有者　モルガン・スタンレー証券株式会社
住所　東京都渋谷区恵比寿四丁目20番3号恵比寿ガーデンプレイスタワー
保有株券等の数　株式　456株
株券等保有割合　0.02%
大量保有者　モルガン・スタンレー・アンド・カンパニー・インターナショナル・ピーエルシー
住所　25 Cabot Square Canary Wharf London E14 4QA U.K.
保有株券等の数　株式　33,491株
株券等保有割合　1.55%
大量保有者　フロントポイント　マネジメント　ホンコン　リミテッド
住所　Suite 5505,The Center, 99 Queen's Road Central,Central, HongKong
保有株券等の数　株式　11,834株
株券等保有割合　0.55%
大量保有者　ファンドロジック
住所　61 rue de monceau,75007 Paris
保有株券等の数　株式　71,205株
株券等保有割合　3.30%

(7)【議決権の状況】

①【発行済株式】

平成20年3月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	－	－	－
完全議決権株式（その他）	普通株式 2,164,915	2,164,915	－
単元未満株式	－	－	－
発行済株式総数	2,164,915	－	－
総株主の議決権	－	2,164,915	－

②【自己株式等】

平成20年3月31日現在

所有者の氏名または名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
－	－	－	－	－	－
計	－	－	－	－	－

第三者割当等による取得者の株式等の移動状況

平成17年８月24日に実施した第三者割当増資及びその後のＡ種優先株式の普通株式への転換（当社普通株式を対価とするＡ種優先株式の取得請求権の行使）により発行した株式の取得者である有限会社クレインホールディングス及びＤＢＪ事業価値創造投資事業組合から、東京証券取引所の規則等により、当該株式を公開（平成19年３月16日株式上場）後６ヶ月間保有する旨の確約書を得ております。なお、当該株式について当該公開日から有価証券報告書の提出日までの間に、株式の移動は行われておりません。

(8)【ストック・オプション制度の内容】

当社は、ストック・オプション制度を採用しております。当該制度は、会社法第236条、第238条及び第239条に基づき新株予約権を発行する方法によるものであります。

当該制度の内容は、以下のとおりであります。

①平成18年６月28日定時株主総会決議および平成18年６月28日取締役会決議（新株予約権Ａ）

会社法第236条、第238条及び第239条の規定に基づき当社の取締役の一部に対してストック・オプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することを、平成18年６月28日の定時株主総会において決議し、その募集事項を同日開催の当社取締役会において決議したものであります。

決議年月日	平成18年６月28日
付与対象者の区分及び人数（名）	当社の取締役２名
新株予約権の目的となる株式の種類	「(2)新株予約権等の状況①」参照
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

②平成18年６月28日定時株主総会決議および平成18年７月14日取締役会決議（新株予約権Ｂ）

平成18年６月28日の定時株主総会において、会社法第236条、第238条及び第239条の規定に基づき上記以外の当社の取締役、及び従業員に対してストック・オプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することを決議し、その募集要項を平成18年７月14日開催の当社取締役会において決議したものであります。

決議年月日	平成18年６月28日及び平成18年７月14日
付与対象者の区分及び人数（名）	当社の取締役４名及び従業員742名
新株予約権の目的となる株式の種類	「(2)新株予約権等の状況②」参照
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

③平成19年６月27日定時株主総会決議および平成19年８月７日取締役会決議（新株予約権Ｃ）
会社法第236条、第238条及び第239条の規定に基づき当社の取締役の一部に対してストック・オプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することを、平成19年６月27日の定時株主総会において決議し、その募集事項を平成19年８月７日開催の当社取締役会において決議したものであります。

決議年月日	平成19年６月27日及び平成19年８月７日
付与対象者の区分及び人数（名）	当社の取締役４名及び従業員５名
新株予約権の目的となる株式の種類	「(2)新株予約権等の状況③」参照
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

④平成19年８月７日取締役会決議（新株予約権Ｄ）
平成19年８月７日の取締役会において、会社法第236条、第238条及び第239条の規定に基づき当社の従業員に対してストック・オプションとして発行する新株予約権の募集事項を決議したものであります。

決議年月日	平成19年８月７日
付与対象者の区分及び人数（名）	当社の従業員39名
新株予約権の目的となる株式の種類	「(2)新株予約権等の状況④」参照
株式の数（株）	同上
新株予約権の行使時の払込金額（円）	同上
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	同上
組織再編成行為に伴う新株予約権の交付に関する事項	同上

2 【自己株式の取得等の状況】

【株式の種類等】

該当事項はありません。

(1) 【株主総会決議による取得の状況】

該当事項はありません。

(2) 【取締役会決議による取得の状況】

該当事項はありません。

(3) 【株主総会決議または取締役会決議に基づかないものの内容】

該当事項はありません。

(4) 【取得自己株式の処理状況及び保有状況】

該当事項はありません。

3 【配当政策】

＜配当の基本的な方針＞

当社は、株主利益を重視し安定的な利益還元を行うことを基本方針とする一方、長期的な株主価値を向上していくため設備投資及び財務体質強化のために必要な内部留保を勘案しながら、各事業年度の業績状況や今後の事業展開に対応した配当を行うことを基本方針としております。

＜毎事業年度における配当の回数についての基本的な方針及び決定機関＞

当社の剰余金の配当は中間配当及び期末配当の年２回を基本的な方針としており、会社法第459条の規定に基づき、取締役会の決議によって剰余金の配当等を行うことが出来る旨を定款に定めております。

＜当事業年度の配当＞

当事業年度の剰余金の配当につきましては、株主還元を重視しつつ安定的に配当可能な金額として、１株当たり750円とし、中間配当金750円と合わせて年間合計で１株当たり1,500円といたしました。

＜内部留保資金の使途＞

内部留保金につきましては、今後の事業展開への備えと新規アトラクション導入のための設備資金として有効投資してまいりたいと考えております。

（注）　基準日が当事業年度に属する取締役会決議による剰余金の配当は、以下のとおりであります。

決議年月日	配当金の総額 (百万円)	１株当たりの配当額 (円)
平成19年11月８日 取締役会決議	1,619	750
平成20年５月９日 取締役会決議	1,623	750

＜次事業年度の配当＞

当社は、株主様への価値還元を重視する方針のもと、平成21年３月期以降の利益配分に関し、税引後当期純利益のほぼ100%を株主様へ還元することを目指す配当政策を新たに策定いたしました。

なお、当社は平成20年３月31日現在において税務上の繰越欠損金を約63億円有しており、平成21年３月期におきましても、この税務上の繰越欠損金を充当できることから、当期純利益は通常の課税された状態よりも大きく計上される見込みです。そのため、平成21年３月期の配当は、税引後当期純利益から通常課税される法人税等の推定額を控除した当期純利益相当額を配当原資として、１株当たり年間2,800円（中間配当金1,400円、期末配当金1,400円）を予定しております。

４【株価の推移】

（1）【最近５年間の事業年度別最高・最低株価】

回次	第10期	第11期	第12期	第13期	第14期
決算年月	平成16年３月	平成17年３月	平成18年３月	平成19年３月	平成20年３月
最高（円）	－	－	－	55,700	90,900
最低（円）	－	－	－	45,500	50,800

（注）　最高・最低株価は、東京証券取引所マザーズにおけるものであります。
なお、平成19年３月16日付をもって同取引所に株式を上場いたしましたので、それ以前の株価については該当事項はありません。

（2）【最近６月間の月別最高・最低株価】

月別	平成19年10月	11月	12月	平成20年１月	２月	３月
最高（円）	83,200	86,400	84,500	74,200	78,100	71,100
最低（円）	63,900	71,500	72,200	64,100	66,700	64,600

（注）　最高・最低株価は、東京証券取引所マザーズにおけるものであります。

5【役員の状況】

役名	職名	氏名	生年月日	略歴	任期	所有株式数（株）
代表取締役社長		グレン　ガンペル	昭和22年８月19日生	昭和48年３月 アメリカン・ブロードキャスト・カンパニー入社 昭和58年４月 ユニバーサル・スタジオ・ハリウッド　リーガル・アンド・ビジネス・アフェアーズ　バイス・プレジデント 昭和62年７月 ディレクターズ・ギルド・オブ・アメリカ　ナショナル・エグゼクティブ・ディレクター 平成７年10月 エムシーエー・インク（現ユニバーサル・スタジオ・インク） ユニバーサル・パークス・アンド・リゾーツ　ビジネス・アンド・リーガル・アフェアーズ　エグゼクティブ・バイス・プレジデント 平成11年３月 ユニバーサル・スタジオ・インク ユニバーサル・パークス・アンド・リゾーツ　インターナショナル・アンド・グローバル・ビジネス・アフェアーズ　プレジデント 平成11年６月 当社取締役（非常勤） 平成16年６月 当社取締役（非常勤）退任 平成16年６月 当社代表取締役社長（現任）	（注）３	－
取締役	ファイナンス・アドミニストレーション本部長	飯田　浩司	昭和27年２月19日生	昭和50年４月 エッソ石油株式会社入社 平成２年７月 同社管理企画部長 平成４年７月 同社経理部長 平成５年７月 日本モトローラ株式会社移動電話事業経理部長 平成６年９月 エルエスアイ・ロジック株式会社管理部長 平成８年７月 日本トイザらス株式会社財務部長 平成10年１月 同社取締役財務部長 平成13年４月 同社取締役財務本部長 平成15年４月 同社取締役兼執行役員（CFO）財務本部長 平成16年５月 イオン株式会社入社 平成16年７月 同社財経本部長 平成18年６月 当社取締役ファイナンス・アドミニストレーション本部長兼経理・財務部長 平成19年１月 当社取締役ファイナンス・アドミニストレーション本部長（現任）	（注）３	－

役名	職名	氏名	生年月日	略歴	任期	所有株式数(株)
取締役	マーケティング・営業本部長兼マーケティング企画部長兼営業部長	田中　功	昭和19年４月24日生	昭和44年４月 エッソスタンダード石油株式会社入社 昭和51年８月 日本マクドナルド株式会社 調査マネージャー 昭和57年３月 株式会社ハーレクイン　マーケティング部長 昭和60年１月 日本マクドナルド株式会社　マーケティング部長 昭和62年４月 同社社長補佐役マーケティング本部長 平成６年５月 株式会社ハーレクイン 代表取締役社長 平成８年３月 ホールマーク株式会社 代表取締役社長 平成10年10月 ビー・オー・エル・ジャパン株式会社代表取締役社長 平成14年５月 株式会社デアゴスティーニ・ジャパン顧問 平成15年５月 ユニバーサル・スタジオ・レクリエーション・ジャパン・スーパービジョン・インク入社 当社マーケティング・営業本部長 平成15年６月 当社取締役マーケティング・営業本部長 平成18年12月 当社取締役マーケティング・営業本部長兼マーケティング企画部長 平成19年８月 当社取締役マーケティング・営業本部長兼マーケティング企画部長兼営業部長（現任）	（注）３	－
取締役	オペレーション本部長	ヴァーノン マックグーガン	昭和28年12月19日生	昭和53年４月 ウォルト・ディズニー・ワールド入社 平成２年４月 ディズニーランド・パリ　イマジニアリングプロジェクト　マネージャー 平成４年５月 ウォルト・ディズニー・アトラクションズ・ジャパン　オペレーション部門ディレクター 平成８年12月 ユニバーサル・スタジオ・インク ユニバーサル・スタジオ・レクリエーション・グループ　オペレーション・プランニング部門　バイス・プレジデント 平成11年８月 ユニバーサル・スタジオ・インク ユニバーサル・パークス・アンド・リゾーツ　オペレーション・プランニング部門　シニア・バイス・プレジデント 当社オペレーション本部長 平成18年６月 当社取締役オペレーション本部長 平成19年３月 当社取締役オペレーション本部長兼オペレーション企画部長 平成19年４月 当社取締役オペレーション本部長（現任）	（注）３	－

役名	職名	氏名	生年月日	略歴	任期	所有株式数（株）
取締役	コーポレート・サポート本部長	中道　浩	昭和29年８月９日生	昭和52年４月 石川島播磨重工業株式会社（現株式会社ＩＨＩ）入社 昭和62年５月 日本モンサント株式会社入社 平成８年７月 日本ディジタルイクイップメント株式会社（現日本ヒューレット・パッカード株式会社）取締役人事本部長 平成11年５月 シティバンク、エヌ・エイ　人事担当バイス・プレジデント 平成12年６月 エトナヘイワ生命保険株式会社（現マスミューチュアル生命保険株式会社）常務取締役 平成16年９月 当社コーポレート・サポート本部人事部長 平成19年６月 当社取締役コーポレート・サポート本部長兼人事部長 平成20年４月 当社取締役コーポレート・サポート本部長（現任）	（注）３	46
取締役		アンクル　サフ	昭和44年10月18日生	平成10年10月 ゴールドマン・サックス・アジア入社 平成10年12月 ゴールドマン・サックス・アンド・カンパニー入社 平成12年５月 同社バイス・プレジデント 平成16年１月 ゴールドマン・サックス証券会社（現ゴールドマン・サックス証券株式会社）プリンシパル・インベストメント・エリア統括 平成17年７月 当社取締役（現任） 株式会社フジタ取締役（現任） 平成17年８月 有限会社クレインホールディングス取締役（現任） 平成17年11月 ゴールドマン・サックス証券会社（現ゴールドマン・サックス証券株式会社）マネージング・ディレクター プリンシパル・インベストメント・エリア統括（現任） 平成18年２月 三洋電機株式会社取締役（現任） 平成19年６月 イー・モバイル株式会社取締役（現任） 平成19年10月 株式会社アルデプロ取締役（現任） 平成19年11月 株式会社ＵＳＥＮ取締役（現任）	（注）３	－
取締役		加笠　研一郎	昭和43年１月17日生	平成５年４月 株式会社あさひ銀行（現株式会社りそな銀行）入行 平成12年７月 ゴールドマン・サックス証券会社（現ゴールドマン・サックス証券株式会社）入社 平成15年12月 同社投資銀行部門バイス・プレジデント 平成17年12月 同社プリンシパル・インベストメント・エリア　バイス・プレジデント（現任） 平成19年６月 当社取締役（現任）	（注）３	－

役名	職名	氏名	生年月日	略歴	任期	所有株式数(株)
取締役		髙橋　一浩	昭和32年５月８日生	昭和56年４月 日本開発銀行（現日本政策投資銀行）入行 平成10年３月 同行大阪支店都市開発課長 平成17年６月 日本政策投資銀行金融企画担当審議役 平成17年７月 当社取締役（現任） 平成18年４月 日本政策投資銀行金融企画部長 平成19年３月 日本政策投資銀行投資統括部長（現任）	(注) 3	－
常勤監査役		長谷　次雄	昭和６年８月２日生	昭和38年２月 公認会計士登録 昭和60年７月 監査法人朝日新和会計社（現あずさ監査法人）代表社員 平成５年５月 同法人専務理事 平成９年５月 朝日監査法人（現あずさ監査法人）副理事長 平成11年６月 同法人退任 平成13年６月 当社監査役（現任） 平成14年６月 日亜鋼業株式会社監査役（現任）	(注) 4	－
常勤監査役		菊地　太郎	昭和17年12月25日生	昭和40年４月 日立造船株式会社入社 平成元年６月 同社理事プラント管理部長 平成８年６月 当社取締役企画部長 平成14年２月 当社取締役財務・管理本部長 平成18年６月 当社取締役辞任 平成19年１月 メディケア・リンク株式会社監査役 平成19年12月 同社監査役辞任 平成20年６月 当社監査役（現任）	(注) 5	－
監査役		小路　貴志	昭和38年５月20日生	昭和62年10月 監査法人朝日新和会計社（現あずさ監査法人）入社 平成３年３月 公認会計士登録 平成９年７月 グローバル監査法人代表社員 平成10年６月 当社監査役（現任） 平成15年６月 株式会社安永監査役（現任）	(注) 4	－
監査役		金井美智子	昭和30年６月16日生	昭和54年４月 ウッドランド株式会社入社 昭和59年10月 司法試験合格 昭和62年10月 ニューヨーク州司法試験合格 平成２年４月 司法研修所修了 弁護士登録 大江橋法律事務所入所 平成６年９月 英国ナバロ・ネイサンソン法律事務所（ロンドン）勤務 平成10年４月 大江橋法律事務所パートナー 平成14年８月 弁護士法人大江橋法律事務所社員（現任） 平成19年６月 当社監査役（現任）	(注) 4	－
計						46

(注) 1．取締役アンクル サフ、加笠研一郎及び髙橋一浩は、会社法第２条第15号に定める社外取締役であります。
2．監査役長谷次雄、小路貴志及び金井美智子は、会社法第２条第16号に定める社外監査役であります。
3．平成20年６月25日開催の定時株主総会から１年間
4．平成19年６月27日開催の定時株主総会から４年間
5．平成20年６月25日開催の定時株主総会から４年間

6【コーポレート・ガバナンスの状況】

(1) コーポレート・ガバナンスに関する基本的な考え方

コーポレート・ガバナンスの充実は、当社の重要な経営課題であり、執行と監督の分離、意思決定の迅速化など効率的な経営に努めるだけでなく、内部監査の充実、コンプライアンス委員会による法令適合性のレビュー活動の実施など継続的にコンプライアンス体制の強化に取り組んで参ります。

(2) コーポレート・ガバナンスに関する施策の実施状況

①会社の機関の内容等

・当社の経営に係る重要事項のうち、意思決定の迅速性がとくに必要とされるテーマパークの運営及びマーケティングに係る重要事項は、「ウィークリー・レベニュー・レビュー・ミーティング（売上検討会議）」（原則として毎週開催）において議論を行った上で、その他の重要事項については各担当取締役の上程に基づき、取締役会（原則として月１回開催）において機関としての意思決定を行っています。また、取締役会の決議を必要としない各種の意思決定については、電子決裁システムの下で適時に決裁されており、意思決定の迅速化を図りつつも、説明責任の明確化、管理部門による統制、情報の共有化等に資するものとなっています。

・当社の取締役は11名以内とする旨定款に定めております。取締役全８名のうち、社外取締役が３名を占めておりますが、取締役会には、原則として全取締役及び監査役が出席しています。

・取締役の選任決議は、株主総会において、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う旨を定款に定めております。

・経営の透明性と健全性を担保することを目的として、社外取締役３名で構成される「報酬委員会」を設置し、経営に重要な影響を与える報酬制度について審議しております。

②コンプライアンス体制の整備の状況

・当社は、平成14年７月以降に発覚した賞味期限切れ食材の使用、水飲み器への工業用水配管誤接続、火薬類の消費量超過の問題など一連の不祥事を厳粛かつ深刻に受け止め、同年10月、社長を委員長とする「コンプライアンス委員会」（現在の委員長は取締役コーポレート・サポート本部長）を設置し、以後期首毎に、社内規程の整備計画、内部統制の実施計画、コンプライアンス研修計画を含むコンプライアンス年度プログラムを審議、策定し、取締役会へ上程するとともに、期末にはその実施状況を取締役会へ報告しています。コンプライアンス委員会の活動の中立性及び独立性を担保するため、委員会メンバーに当社顧問弁護士及び労働組合委員長を加えるとともに、常勤監査役をオブザーバーとしています。

・平成14年10月より、「スピークアップ」（内部通報）制度を設けて、コンプライアンスに関する疑問などを従業員が直接法律事務所を含む複数の専門窓口に通報、相談できる体制を整備しています。

・平成15年４月には、役員及び従業員が、当社の業務を執行する上で立脚すべき共通の価値観を明確にするために「行動規範」を制定するとともに、具体的な事例を交えたコンプライアンス・ハンドブックを作成し、全役員及び従業員にこれを配布しています。また、当該ハンドブックを使用したコンプライアンス研修を適宜実施しています。

③内部監査及び監査役監査、会計監査の状況

・監査役会（原則として月１回開催）は、社内監査役１名、社外監査役の３名（常勤２名、非常勤２名）で構成されており、監査の方針及び計画その他監査業務に係る基本事項を決定しております。また、常勤監査役は、社内会議への参加、取締役及び従業員からの報告聴取、電子決裁帳票の閲覧、内部監査室からの監査報告等を通じて、また内部監査室及び会計監査人との三者間での連携を通じた議論、意見交換を行うことによって監査の実効性の確保に努めています。

・当社の内部監査を行う専門組織として、社長の下に内部監査室が設置され、３名の専任スタッフが配されています。内部監査室は、内部監査規程に基づき、不正の防止と業務の効率的改善を図り、事業の健全な発展に資することを目的に、当社の経営者層あるいは監査役会からの特命による監査も含め、年間の監査計画に従い、監査を実施しています。内部監査は、原則として、当社全部門の業務運営を対象に実施し、監査計画・監査通知・監査実施・結果分析・監査報告（改善通知）・フォローアップの手順で行われます。監査結果については、監査報告書を作成し、月１回、取締役及び監査役会にそれぞれ報告しています。

・当社は、あずさ監査法人との間で監査契約を締結し、会計監査を受けております。あずさ監査法人の指定社員業務執行社員は、公認会計士　山中俊廣、川井一男の各氏であり、会計監査業務に係る補助者は、公認会計士６名及び会計士補等10名であります。

④社外取締役及び社外監査役の人的関係、資本的関係または取引関係その他利害関係の概要

当社の社外取締役３名及び社外監査役３名には、当社の関係会社であります有限会社クレインホールディングスの取締役１名を含んでおります。平成20年３月31日現在、当社と有限会社クレインホールディングスとの間に事業上の取引関係はありません。

(3)役員報酬及び監査報酬の内容

当該事業年度における当社の取締役及び監査役に対する役員報酬並びに監査法人に対する監査報酬（公認会計士法第２条第１項に規定する業務に基づく報酬及びそれ以外の業務に基づく報酬）は、以下のとおりであります。

①役員報酬

取締役に支払った報酬	1,223百万円
監査役に支払った報酬	40百万円
計	1,263百万円

（注）１．取締役に支払った報酬には、使用人兼務取締役の使用人給与相当額（賞与を含む。）は含めておりません。

２．取締役に支払った報酬は全額社内取締役に対するものであり、社外取締役に支払った報酬はありません。

３．代表取締役グレン ガンペル及び丸山義和に対する報酬に関しては、「第一部　企業情報　第２　事業の状況　５　経営上の重要な契約等　(2) マネジメントサービス契約」を参照下さい。

②監査報酬

公認会計士法第２条第１項に規定する業務に基づく報酬	32百万円
上記以外の業務に基づく報酬	15百万円
計	47百万円

(4)責任限定契約の内容と概要

当社は、当社と社外取締役及び社外監査役が会社法第427条第１項の規定に基づき、同法第423条第１項の損害賠償責任を限定する契約を締結できる旨定款に定めております。当該契約に基づく損害賠償責任の限度額は、社外取締役及び社外監査役ともに、1,000万円または法令が定める額のいずれか高い額としております。また、当該責任限定が認められるのは、当該社外取締役または社外監査役が責任の原因となった職務の遂行について善意でかつ重大な過失がないときに限られます。

なお、当社は社外監査役の一部と当該責任限定契約を締結しております。

(5)剰余金の配当等の機関決定

当社は、剰余金の配当等会社法第459条第１項各号に定める事項について、法令に別段の定めがある場合を除き、株主総会の決議によらず取締役会の決議により定める旨定款に定めております。これは、剰余金の配当等を取締役会の権限とすることにより、機動的な資本政策及び配当政策を図ることを目的とするものであります。

(6)株主総会の特別決議要件

当社は、会社法第309条第２項に定める株主総会の特別決議要件について、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上をもって行う旨定款に定めております。これは、株主総会における特別決議の定足数を緩和することにより、株主総会の円滑な運営を行うことを目的とするものであります。

第５【経理の状況】

１．財務諸表の作成方法について

当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

なお、前事業年度（平成18年４月１日から平成19年３月31日まで）は、改正前の財務諸表等規則に基づき、当事業年度（平成19年４月１日から平成20年３月31日まで）は、改正後の財務諸表等規則に基づいて作成しております。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前事業年度（平成18年４月１日から平成19年３月31日まで）の財務諸表について、並びに、金融商品取引法第193条の２第１項の規定に基づき、当事業年度（平成19年４月１日から平成20年３月31日まで）の財務諸表について、あずさ監査法人により監査を受けております。

３．連結財務諸表について

当社は子会社がありませんので、連結財務諸表を作成しておりません。

1 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

		前事業年度 (平成19年３月31日)			当事業年度 (平成20年３月31日)		
区分	注記 番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
(資産の部)							
Ⅰ　流動資産							
1．現金及び預金	※1		21,920			25,449	
2．売掛金			2,066			2,042	
3．有価証券			－			7,000	
4．商品			782			827	
5．原材料			83			80	
6．貯蔵品			955			960	
7．前渡金			19			4	
8．前払費用			681			808	
9．その他の流動資産			86			107	
貸倒引当金			△1			△1	
流動資産合計			26,594	20.5		37,279	28.6
Ⅱ　固定資産							
1．有形固定資産							
(1)建物	※1	70,975			71,169		
減価償却累計額		17,336	53,639		20,354	50,815	
(2)構築物	※1	26,994			27,064		
減価償却累計額		8,362	18,632		9,804	17,260	
(3)機械及び装置	※1	62,770			64,110		
減価償却累計額		39,403	23,366		46,292	17,817	
(4)船舶	※1	864			864		
減価償却累計額		307	556		406	458	
(5)車両及び運搬具	※1	1,011			1,065		
減価償却累計額		665	346		778	287	
(6)工具、器具及び備品	※1	20,863			20,432		
減価償却累計額		16,885	3,977		17,372	3,059	
(7)建設仮勘定			281			53	
有形固定資産合計			100,800	77.6		89,751	68.8

		前事業年度 （平成19年３月31日）		当事業年度 （平成20年３月31日）	
区分	注記番号	金額（百万円）	構成比 （％）	金額（百万円）	構成比 （％）
２．無形固定資産					
(1)借地権		－		622	
(2)ソフトウェア		387		1,121	
(3)その他の無形固定資産		81		75	
無形固定資産合計		469	0.3	1,819	1.4
３．投資その他の資産					
(1)投資有価証券		3		1	
(2)破産更生債権等		－		0	
(3)長期前払費用		1,776		1,519	
(4)その他の投資等		282		139	
貸倒引当金		－		△0	
投資その他の資産合計		2,062	1.6	1,660	1.2
固定資産合計		103,332	79.5	93,231	71.4
Ⅲ　繰延資産					
１．株式交付費		10		－	
繰延資産合計		10	0.0	－	－
資産合計		129,937	100.0	130,511	100.0
（負債の部）					
Ⅰ　流動負債					
１．買掛金		1,068		1,019	
２．１年以内返済予定の長期借入金	※１	3,500		3,500	
３．未払金		4,308		3,874	
４．未払費用		1,547		1,620	
５．未払法人税等		93		113	
６．未払消費税等		417		445	
７．前受金		13,766		12,765	
８．預り金		186		156	
９．賞与引当金		674		655	
10．役員賞与引当金		87		33	
11．その他の流動負債		4		240	
流動負債合計		25,656	19.7	24,425	18.7

		前事業年度 (平成19年３月31日)			当事業年度 (平成20年３月31日)		
区分	注記 番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
Ⅱ　固定負債							
１．長期借入金	※１		58,900			55,400	
２．退職給付引当金			784			878	
３．その他の固定負債			1,600			1,151	
固定負債合計			61,285	47.2		57,429	44.0
負債合計			86,941	66.9		81,854	62.7
(純資産の部)							
Ⅰ　株主資本							
１．資本金			30,938	23.8		31,182	23.9
２．資本剰余金							
(1)資本準備金		5,263			5,508		
(2)その他資本剰余金		3,000			3,000		
資本剰余金合計			8,263	6.4		8,508	6.5
３．利益剰余金							
(1)利益準備金		－			161		
(2)その他利益剰余金							
繰越利益剰余金		3,793			8,778		
利益剰余金合計			3,793	2.9		8,940	6.9
株主資本合計			42,995	33.1		48,631	37.3
Ⅱ　新株予約権			－	－		24	0.0
純資産合計			42,995	33.1		48,656	37.3
負債純資産合計			129,937	100.0		130,511	100.0

②【損益計算書】

区分	注記番号	前事業年度 (自　平成18年４月１日 至　平成19年３月31日) 金額（百万円）		百分比 (%)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日) 金額（百万円）		百分比 (%)
Ⅰ　売上高							
１．運営収入		36,908			38,184		
２．商品販売収入		18,595			18,516		
３．飲食販売収入		10,956			10,816		
４．その他の収入		5,601	72,062	100.0	5,640	73,158	100.0
Ⅱ　売上原価							
１．商品売上原価		8,497			8,241		
２．飲食売上原価		3,065			2,962		
３．人件費		9,398			9,814		
４．その他の費用		34,189	55,151	76.5	33,700	54,718	74.8
売上総利益			16,911	23.5		18,439	25.2
Ⅲ　販売費及び一般管理費	※１		9,627	13.4		10,036	13.7
営業利益			7,283	10.1		8,402	11.5
Ⅳ　営業外収益							
１．受取利息		－			110		
２．為替差益		210			－		
３．保険金収入		37			38		
４．工事負担金収入		13			29		
５．デリバティブ評価益		448			384		
６．開発分担金収入	※２	－			147		
７．雑収入		108	818	1.1	89	798	1.1
Ⅴ　営業外費用							
１．支払利息		2,302			1,755		
２．為替差損		－			196		
３．増資関連費用		331			－		
４．雑損失		194	2,828	3.9	221	2,172	3.0
経常利益			5,273	7.3		7,028	9.6
Ⅵ　特別損失							
１．固定資産売却損	※３	0			－		
２．固定資産除却損	※４	819			256		
３．リファイナンス関連費用	※５	653	1,473	2.0	－	256	0.3
税引前当期純利益			3,799	5.3		6,772	9.3
法人税、住民税及び事業税			5	0.0		5	0.0
当期純利益			3,793	5.3		6,766	9.3

売上原価明細書

		前事業年度 (自　平成18年４月１日 至　平成19年３月31日)		当事業年度 (自　平成19年４月１日 至　平成20年３月31日)	
区分	注記番号	金額（百万円）	構成比(%)	金額（百万円）	構成比(%)
Ⅰ 商品売上原価					
商品期首たな卸高		846		782	
当期商品仕入高		8,434		8,287	
小計		9,280		9,069	
商品期末たな卸高		782		827	
		8,497	15.4	8,241	15.1
Ⅱ 飲食売上原価					
1　材料費					
材料期首たな卸高		89		83	
当期材料仕入高		2,580		2,478	
小計		2,670		2,562	
材料期末たな卸高		83		80	
		2,587		2,481	
2　人件費					
給料・手当		163		172	
賞与		11		12	
賞与引当金繰入額		15		15	
その他		32		35	
		223		236	
3　経費					
賃借料		77		80	
減価償却費		68		67	
水道光熱費		49		51	
その他		59		45	
		255		244	
		3,065	5.6	2,962	5.4
Ⅲ 人件費					
給料・手当		7,435		7,788	
賞与		471		508	
賞与引当金繰入額		455		435	
役員賞与引当金繰入額		23		17	
その他		1,011		1,065	
		9,398	17.0	9,814	17.9

		前事業年度 （自　平成18年４月１日 至　平成19年３月31日）		当事業年度 （自　平成19年４月１日 至　平成20年３月31日）	
区分	注記番号	金額（百万円）	構成比（％）	金額（百万円）	構成比（％）
Ⅳ その他の費用					
ロイヤリティ		5,345		5,460	
賃借料		3,473		3,523	
業務委託費		2,405		1,885	
エンターテインメント・ショー制作費		3,798		3,927	
減価償却費		12,753		12,576	
その他		6,412		6,326	
		34,189	62.0	33,700	61.6
合計		55,151	100.0	54,718	100.0

③【株主資本等変動計算書】

前事業年度（自平成18年４月１日　至平成19年３月31日）

	株主資本					
	資本金	資本剰余金		利益剰余金	株主資本合計	純資産合計
		資本準備金	その他資本剰余金	その他利益剰余金		
				繰越利益剰余金		
平成18年３月31日残高（百万円）	52,500	12,500	－	△36,325	28,674	28,674
事業年度中の変動額						
平成18年９月臨時株主総会における資本金の額の減少	△26,825		3,000	23,825	－	－
平成18年９月臨時株主総会における資本準備金の額の減少		△12,500		12,500	－	－
新株の発行	5,263	5,263			10,527	10,527
当期純利益				3,793	3,793	3,793
事業年度中の変動額合計（百万円）	△21,561	△7,236	3,000	40,119	14,320	14,320
平成19年３月31日残高（百万円）	30,938	5,263	3,000	3,793	42,995	42,995

当事業年度（自平成19年４月１日　至平成20年３月31日）

	株主資本						新株予約権	純資産合計
	資本金	資本剰余金		利益剰余金		株主資本合計		
		資本準備金	その他資本剰余金	利益準備金	その他利益剰余金			
					繰越利益剰余金			
平成19年３月31日残高（百万円）	30,938	5,263	3,000	－	3,793	42,995	－	42,995
事業年度中の変動額								
新株の発行	244	244				489		489
剰余金の配当				161	△1,781	△1,619		△1,619
当期純利益					6,766	6,766		6,766
株主資本以外の項目の事業年度中の変動額（純額）							24	24
事業年度中の変動額合計（百万円）	244	244	－	161	4,985	5,636	24	5,661
平成20年３月31日残高（百万円）	31,182	5,508	3,000	161	8,778	48,631	24	48,656

④【キャッシュ・フロー計算書】

		前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
区分	注記番号	金額（百万円）	金額（百万円）
Ⅰ　営業活動によるキャッシュ・フロー			
税引前当期純利益		3,799	6,772
減価償却費		13,686	13,260
その他償却費		326	328
賞与引当金の増加額（△減少額）		117	△18
役員賞与引当金の増加額（△減少額）		87	△54
受取利息及び受取配当金		△15	△111
支払利息		2,302	1,755
増資関連費用		331	－
デリバティブ評価益		△448	△384
為替差益		△233	△75
固定資産除却損		706	252
リファイナンス関連費用		653	－
売上債権の減少額（△増加額）		△221	23
たな卸資産の減少額（△増加額）		104	△47
仕入債務の増加額（△減少額）		11	△49
未払金の減少額（△増加額）		△360	188
前受金の減少額		△641	△1,001
その他		240	264
小計		20,447	21,102
利息及び配当金の受取額		15	97
利息の支払額		△2,760	△1,641
法人税等の支払額		△5	△5
営業活動によるキャッシュ・フロー		17,696	19,553

		前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
Ⅱ　投資活動によるキャッシュ・フロー			
定期預金の預入による支出		△5,667	△2,263
定期預金の払戻による収入		5,667	2,263
有形固定資産の取得による支出		△6,991	△2,431
有形固定資産の売却による収入		—	293
無形固定資産の取得による支出		△47	△1,432
無形固定資産の売却による収入		—	732
その他		27	△30
投資活動によるキャッシュ・フロー		△7,010	△2,868
Ⅲ　財務活動によるキャッシュ・フロー			
長期借入れによる収入		49,400	—
長期借入金の返済による支出		△74,600	△3,500
リファイナンス関連費用の支出		△653	—
株式の発行による収入		10,490	457
配当金の支払額		—	△1,616
増資関連費用の支出		△16	△314
リース債務の返済による支出		△709	△1,252
その他		△43	△4
財務活動によるキャッシュ・フロー		△16,131	△6,231
Ⅳ　現金及び現金同等物に係る換算差額		234	75
Ⅴ　現金及び現金同等物の増加額（△減少額）		△5,211	10,529
Ⅵ　現金及び現金同等物の期首残高		27,131	21,920
Ⅶ　現金及び現金同等物の期末残高	※１	21,920	32,449

重要な会計方針

項目	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
１．有価証券の評価基準及び評価方法	その他有価証券 時価のないもの 移動平均法による原価法	その他有価証券 時価のないもの 同左
２．デリバティブ等の評価基準及び評価方法	デリバティブ 時価法	デリバティブ 同左
３．たな卸資産の評価基準及び評価方法	商品、原材料、貯蔵品 移動平均法による原価法	商品、原材料、貯蔵品 同左
４．固定資産の減価償却の方法	(1)有形固定資産 定額法 耐用年数及び残存価額については法人税法と同一の基準によっております。 また、資産に計上しているリース物件（リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引にかかるもの）については、リース期間を耐用年数とし、残存価額を零とする定額法によっております。 (2)無形固定資産 定額法 なお、自社利用のソフトウェアについては、社内における利用可能期間（５年）に基づいております。	(1)有形固定資産 定額法 なお、主な耐用年数は以下の通りとなっております。 建物　3～50年 構築物　7～60年 機械及び装置　3～17年 また、資産に計上しているリース物件（リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引にかかるもの）については、リース期間を耐用年数とし、残存価額を零とする定額法によっております。 （会計方針の変更） 法人税法の改正に伴い、当事業年度から平成19年４月１日以降に取得した有形固定資産について、改正後の法人税法に基づく減価償却の方法に変更しております。 これにより、営業利益、経常利益、税引前当期純利益はそれぞれ12百万円減少しております。 （追加情報） 法人税法の改正に伴い、平成19年３月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した事業年度の翌事業年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上しております。この変更により、営業利益、経常利益、税引前当期純利益はそれぞれ117百万円減少しております。 (2)無形固定資産 同左

項目	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
５．繰延資産の処理方法	株式交付費 株式交付費は支出時に費用として処理をしております。ただし、前事業年度までに発生したものについては、発生後３年以内で均等償却しております。 （会計方針の変更） 当事業年度から、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準委員会　平成18年８月11日　実務対応報告第19号）を適用しております。 これに伴い、前事業年度において繰延資産の内訳として表示していた「新株発行費」は当事業年度より「株式交付費」として表示する方法に変更しております。また、株式交付費については前事業年度までは発生後３年以内で均等償却しておりましたが、当事業年度より発生したものについては、支出時に費用として処理する方法に変更しております。この結果、従来の方法に比べて、経常利益及び税引前当期純利益は、それぞれ46百万円減少しております。	株式交付費 株式交付費は支出時に費用として処理をしております。ただし、平成18年３月期までに発生したものについては、発生後３年以内で均等償却しております。
６．引当金の計上基準	(1)貸倒引当金 債権の貸倒損失に備えるため、一般債権については貸倒実績率により、破産債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 (2)賞与引当金 従業員の賞与の支給に備えるため、賞与支給見込額のうち当事業年度負担額を計上しております。 (3)役員賞与引当金 役員賞与の支給に備えるため、当事業年度における支給見込額に基づき計上しております。 （会計方針の変更） 当事業年度から「役員賞与に関する会計基準」（企業会計基準委員会　平成17年11月29日　企業会計基準第４号）を適用しております。これにより営業利益、経常利益及び税引前当期純利益がそれぞれ87百万円減少しております。 (4)退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務の見込額に基づき計上しております。 数理計算上の差異については、発生事業年度に全額を費用処理することとしております。	(1)貸倒引当金 同左 (2)賞与引当金 同左 (3)役員賞与引当金 役員賞与の支給に備えるため、当事業年度における支給見込額に基づき計上しております。 (4)退職給付引当金 同左

項目	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
	(5)役員退職慰労引当金 当社は取締役及び監査役の退職慰労金制度を廃止することとし、平成18年６月28日開催の定時株主総会において、退職慰労金の打ち切り支給議案が承認可決されました。 これにより、当事業年度において「役員退職慰労引当金」を全額取崩し、打ち切り支給額の未払い分23百万円については固定負債の「その他の固定負債」に計上しております。	――――――
７．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の売買取引にかかる方法に準じた会計処理によっております。	同左
８．ヘッジ会計の方法	(1)ヘッジ会計の方法 繰延ヘッジ処理によっております。 (2)ヘッジ手段とヘッジ対象 ヘッジ手段…為替予約、クーポンスワップ、金利スワップ ヘッジ対象…外貨建債務、外貨建予定取引、借入金 (3)ヘッジ方針 社内管理規程に基づき、金利や為替相場の市場変動によるリスクの回避を目的とし、投機目的の取引は行わない方針であります。 (4)ヘッジ有効性評価の方法 ヘッジ開始時から有効性判定時点までの期間におけるヘッジ対象の相場変動またはキャッシュ・フローの変動額と、ヘッジ手段の相場変動またはキャッシュ・フローの変動額を比較して判断しております。 なお、当事業年度においてヘッジ会計が適用されているデリバティブ取引はありません。	(1)ヘッジ会計の方法 同左 (2)ヘッジ手段とヘッジ対象 ヘッジ手段…同左 ヘッジ対象…同左 (3)ヘッジ方針 同左 (4)ヘッジ有効性評価の方法 同左
９．キャッシュ・フロー計算書における資金の範囲	手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３か月以内に償還期限の到来する短期投資からなっております。	同左
10．その他財務諸表作成のための基本となる重要な事項	消費税等の会計処理 税抜方式	消費税等の会計処理 同左

会計処理方法の変更

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
（貸借対照表の純資産の部の表示に関する会計基準） 当事業年度から「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会　平成17年12月９日　企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号）を適用しております。従来の資本の部の合計に相当する金額は42,995百万円であります。なお、財務諸表等規則の改正により、当事業年度における貸借対照表の純資産の部については、改正後の財務諸表等規則により作成しております。 （ストック・オプション等に関する会計基準） 当事業年度から「ストック・オプション等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第８号）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準委員会　平成18年５月31日　企業会計基準適用指針第11号）を適用しております。 これによる損益に与える影響はありません。	――――――

表示方法の変更

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
（損益計算書） 前事業年度まで区分掲記しておりました「費用償還差益」については、営業外収益の100分の10以下となったため、当事業年度から営業外収益の「雑収入」に含めて表示しております（当事業年度末17百万円）。	（損益計算書） 前事業年度まで営業外収益の「雑収入」に含めて計上しておりました「受取利息」は、営業外収益の100分の10を超えたため、当事業年度から区分掲記することといたしました。なお、前事業年度の「雑収入」に含まれている「受取利息」は15百万円であります。

注記事項

（貸借対照表関係）

前事業年度 （平成19年３月31日）	当事業年度 （平成20年３月31日）
※１．担保資産 (1)担保提供資産 現金及び預金　4,076百万円 建物　53,639 構築物　18,632 機械及び装置　22,908 船舶　6 車両及び運搬具　39 工具、器具及び備品　3,639 計　102,942 上記のうち観光施設財団抵当に供している資産は次のとおりであります。 建物　53,639百万円 (2)対応債務 １年以内返済予定の長期借入金　3,500百万円 長期借入金　35,900 計　39,400 ２．貸出コミットメント 当社は運転資金の効率的な調達を行うため、協調融資貸出契約において、コミットメントライン（貸出極度額）を設定しております。この契約に基づく当事業年度末の借入未実行残高は次のとおりであります。 コミットメントラインの総額　5,000 百万円 借入実行残高　－ 差引額　5,000 ３．配当制限 契約に付された配当制限は下記のとおりであります。 平成18年８月10日付協調融資貸出契約により、配当等についての決議を行う株主総会の招集について決定する取締役会等において、以下の条件を充足していることを要します。 (1)借入人返済口座、設備投資口座及び返済積立口座に必要金額が全額預入されていること。 (2)期限の利益喪失事由または利益喪失の可能性が発生しておらず、当該配当等によっても、かかる事由を発生させないこと。	※１．担保資産 (1)担保提供資産 現金及び預金　4,394百万円 建物　50,815 構築物　17,260 機械及び装置　17,463 船舶　6 車両及び運搬具　69 工具、器具及び備品　2,567 計　92,576 上記のうち観光施設財団抵当に供している資産は次のとおりであります。 建物　50,815百万円 (2)対応債務 １年以内返済予定の長期借入金　3,500百万円 長期借入金　32,400 計　35,900 ２．貸出コミットメント 当社は運転資金の効率的な調達を行うため、協調融資貸出契約において、コミットメントライン（貸出極度額）を設定しております。この契約に基づく当事業年度末の借入未実行残高は次のとおりであります。 コミットメントラインの総額　5,000 百万円 借入実行残高　－ 差引額　5,000 ３．配当制限 契約に付された配当制限は下記のとおりであります。 平成18年８月10日付協調融資貸出契約により、配当等についての決議を行う取締役会開催日等において、以下の条件を充足していることを要します。 (1)借入人返済口座、設備投資口座及び返済積立口座に必要金額が全額預入されていること。 (2)期限の利益喪失事由または利益喪失の可能性が発生しておらず、当該配当等によっても、かかる事由を発生させないこと。

前事業年度 (平成19年３月31日)	当事業年度 (平成20年３月31日)
なお、当該契約には以下の財務制限条項が付されております。これらに違反した場合は、上記(2)の期限の利益喪失事由に該当します。 ①レバレッジ・レシオ 年度末または半期末における劣後条件の付されていない有利子負債から所定の弁済金積立額等を差引き、当該計算時点より過去１年間の営業利益に同期間に発生した減価償却費その他償却費を加えて求めたＥＢＩＴＤＡで除したレバレッジ・レシオを以下のそれぞれの期間に定められた水準以下に保つこと。 平成21年３月末まで　3.50 平成23年９月末まで　3.25 平成26年３月末まで　3.00 ②修正デットサービス・カバレッジ・レシオ 毎年６月末日及び12月末日の各時点並びに追加的な債務負担を行った時点において、設備投資控除前で元利金返済前のキャッシュ・フロー（過去２年間のＥＢＩＴＤＡの平均値を基礎として所定の算式に従い計算されたもの）を、各々定められた時点での有利子負債から合理的に予測される各事業年度の元利金返済予想額（一定の法的劣後債務の元本部分を除く）で除した修正デットサービス・カバレッジ・レシオが貸出期限までの各年度において1.35を超えるよう維持すること。	なお、当該契約には以下の財務制限条項が付されております。これらに違反した場合は、上記(2)の期限の利益喪失事由に該当します。 ①レバレッジ・レシオ 同左 ②修正デットサービス・カバレッジ・レシオ 同左

(損益計算書関係)

前事業年度 (自　平成18年４月１日 至　平成19年３月31日)	当事業年度 (自　平成19年４月１日 至　平成20年３月31日)
※１．「販売費及び一般管理費」の主要な費目及び金額は次のとおりであります。 役員報酬　547百万円 給料・手当　1,097 賞与引当金繰入額　203 役員賞与引当金繰入額　64 退職給付費用　46 広告及び販売促進費　2,969 販売手数料　1,044 業務委託費　688 減価償却費　864 費用のおおよその割合 販売費　57% 一般管理費　43%	※１．「販売費及び一般管理費」の主要な費目及び金額は次のとおりであります。 役員報酬　1,140百万円 給料・手当　1,260 賞与引当金繰入額　204 役員賞与引当金繰入額　16 退職給付費用　67 広告及び販売促進費　2,905 販売手数料　1,088 業務委託費　635 減価償却費　616 費用のおおよその割合 販売費　56 % 一般管理費　44 %
※２．　――――――	※２．開発分担金収入とは、ユニバーサルグループとのライセンス契約に基づき、他のテーマパークで当社のアトラクション等を導入する場合は、当該アトラクション等の開発費用の一部が払い戻されるものをいいます。
※３．固定資産売却損の内容は車両及び運搬具にかかるものであります。	※３．　――――――
※４．固定資産除却損の内容は、次のとおりであります。 建物　223百万円 構築物　111 機械及び装置　409 車両及び運搬具　0 船舶　0 工具、器具及び備品　65 ソフトウェア　7 計　819	※４．固定資産除却損の内容は、次のとおりであります。 建物　3百万円 構築物　4 機械及び装置　18 車両及び運搬具　1 工具、器具及び備品　201 ソフトウェア　27 計　256
※５．リファイナンス関連費用は、財務構造改革のために実施した、借入金の借り換えのための費用であり、内訳は以下のとおりであります。 協調融資貸出契約引受手数料　504百万円 協調融資貸出契約組成事務手数料　54 弁護士報酬その他　94 計　653	※５．　――――――

（株主資本等変動計算書関係）

前事業年度（自平成18年４月１日　至平成19年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
発行済株式				
普通株式　（注）１	1,541	602	－	2,143
Ａ種優先株式　（注）２	185	－	185	－
合計	1,726	602	185	2,143
自己株式				
Ａ種優先株式　（注）３、４	－	185	185	－
合計	－	185	185	－

（注）１．普通株式の発行済株式総数の増加のうち370千株は、当社普通株式を対価とするＡ種優先株式の取得請求権の行使により普通株式を発行したことによる増加であります。

普通株式の発行済株式総数の増加のうち230千株は、公募新株を発行（払込期日：平成19年３月15日）したことによる増加分であります。

普通株式の発行済株式総数の増加のうち２千株は、新株予約権の権利行使により普通株式を発行したことによる増加であります。

２．Ａ種優先株式の発行済株式総数の減少185千株は、自己株式の消却による減少であります。

３．Ａ種優先株式の自己株式の株式数の増加185千株は、当社普通株式を対価とするＡ種優先株式の取得請求権の行使によりＡ種優先株式を自己株式として取得したことによる増加であります。

４．Ａ種優先株式の自己株式の株式数の減少185千株は、自己株式の消却による減少であります。

２．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当事業年度末残高（百万円）
			前事業年度末	当事業年度増加	当事業年度減少	当事業年度末	
提出会社	ストック・オプションとしての新株予約権（平成18年６月28日取締役会決議）	－					－
	ストック・オプションとしての新株予約権（平成18年７月14日取締役会決議）	－					－
合計		－					－

３．配当に関する事項

該当事項はありません。

当事業年度（自平成19年４月１日　至平成20年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
発行済株式				
普通株式　（注）	2,143	21	－	2,164
合計	2,143	21	－	2,164
自己株式	－	－	－	－
合計	－	－	－	－

（注）普通株式の発行済株式総数の増加21千株は新株予約権の行使により普通株式を発行したことによる増加であります。

２．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当事業年度末残高（百万円）
			前事業年度末	当事業年度増加	当事業年度減少	当事業年度末	
提出会社	ストック・オプションとしての新株予約権Ａ（平成18年６月28日取締役会決議）	－					－
	ストック・オプションとしての新株予約権Ｂ（平成18年７月14日取締役会決議）	－					－
	ストック・オプションとしての新株予約権Ｃ（平成19年８月７日取締役会決議）	－					8
	ストック・オプションとしての新株予約権Ｄ（平成19年８月７日取締役会決議）	－					16
合計		－					24

３．配当に関する事項

（１）配当金支払額

（決議）	株式の種類	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日
平成19年11月８日取締役会	普通株式	1,619	750	平成19年９月30日	平成19年12月４日

（２）基準日が当期に属する配当のうち、配当の効力発生日が翌期となるもの

（決議）	株式の種類	配当金の総額（百万円）	配当の原資（百万円）	１株当たり配当額（円）	基準日	効力発生日
平成20年５月９日取締役会	普通株式	1,623	利益剰余金	750	平成20年３月31日	平成20年６月26日

（キャッシュ・フロー計算書関係）

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
※１．現金及び現金同等物の期末残高と貸借対照表に掲記されている科目の金額との関係 （平成19年３月31日現在） 現金及び預金　21,920百万円 現金及び現金同等物　21,920 ２．重要な非資金取引の内容 当事業年度に新たに計上したファイナンス・リース取引に係る資産及び債務の額は、それぞれ９百万円であります。	※１．現金及び現金同等物の期末残高と貸借対照表に掲記されている科目の金額との関係 （平成20年３月31日現在） 現金及び預金　25,449百万円 有価証券勘定に含まれる譲渡性預金　7,000 現金及び現金同等物　32,449 ２．重要な非資金取引の内容 当事業年度に新たに計上したファイナンス・リース取引に係る資産及び債務の額は、それぞれ1,145百万円であります。

（リース取引関係）

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
オペレーティング・リース取引（借主側） 未経過リース料 １年内　8百万円 １年超　0 合計　8	オペレーティング・リース取引（借主側） 未経過リース料 １年内　8 百万円 １年超　30 合計　39

（有価証券関係）

1．時価評価されていない主な有価証券の内容

区分	前事業年度（平成19年３月31日）	当事業年度（平成20年３月31日）
	貸借対照表計上額（百万円）	貸借対照表計上額（百万円）
その他有価証券		
譲渡性預金	－	7,000
非上場株式	3	1

2．その他有価証券のうち満期があるものの今後の償還予定額

種類	前事業年度（平成19年３月31日）				当事業年度（平成20年３月31日）			
	１年以内（百万円）	１年超５年以内（百万円）	５年超10年以内（百万円）	10年超（百万円）	１年以内（百万円）	１年超５年以内（百万円）	５年超10年以内（百万円）	10年超（百万円）
その他								
譲渡性預金	－	－	－	－	7,000	－	－	－
合計	－	－	－	－	7,000	－	－	－

（デリバティブ取引関係）

1．取引の状況に関する事項

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
(1)取引の内容 当社の利用しているデリバティブ取引は、通貨関連では為替予約取引及びクーポンスワップ取引、金利関連では金利スワップ取引であります。	(1)取引の内容 同左
(2)取引に対する取組方針 当社のデリバティブ取引は、将来の為替・金利の変動によるリスク回避を目的としており、投機的な取引は行わない方針であります。	(2)取引に対する取組方針 同左
(3)取引の利用目的 当社のデリバティブ取引は、通貨関連では外貨建金銭債権債務の為替変動リスクを回避し、安定的な利益を図る目的で、また金利関連では借入金利の将来の金利市場における金利上昇による変動リスクを回避する目的で利用しております。 ①ヘッジ会計の方法 繰延ヘッジ処理によっております。 ②ヘッジ手段とヘッジ対象 ヘッジ手段…為替予約、クーポンスワップ、金利スワップ ヘッジ対象…外貨建債務、外貨建予定取引、借入金 ③ヘッジ方針 社内管理規程に基づき、金利や為替相場の市場変動によるリスクの回避を目的とし、投機目的の取引は行わない方針であります。 ④ヘッジ有効性評価の方法 ヘッジ開始時から有効性判定時点までの期間におけるヘッジ対象の相場変動またはキャッシュ・フローの変動額と、ヘッジ手段の相場変動またはキャッシュ・フローの変動額を比較して判断しております。 なお、当事業年度においてヘッジ会計が適用されているデリバティブ取引はありません。	(3)取引の利用目的 同左 ①ヘッジ会計の方法 同左 ②ヘッジ手段とヘッジ対象 ヘッジ手段…同左 ヘッジ対象…同左 ③ヘッジ方針 同左 ④ヘッジ有効性評価の方法 同左
(4)取引に係るリスクの内容 為替予約取引及びクーポンスワップ取引は為替相場の変動によるリスクを、金利スワップ取引は市場金利の変動によるリスクを有しております。 なお、当該デリバティブ取引の相手先は信用度の高い金融機関であるため、相手先の契約不履行にともなう信用リスクはほとんどないと判断しております。	(4)取引に係るリスクの内容 同左

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
(5)取引に係るリスク管理体制 デリバティブ取引の実行及び管理は、社内管理規程に基づいて経理・財務部が行っております。 取引の実行にあたっては必要に応じて社長等の決裁を得るとともに、結果についての報告を行っており、内部牽制機能が有効に作用する体制をとっております。	(5)取引に係るリスク管理体制 同左
(6)取引の時価等に関する事項についての補足説明 取引の時価等に関する事項についての契約額等は、あくまでもデリバティブ取引における名目的な契約額または計算上の想定元本であり、当該金額自体がデリバティブ取引のリスクの大きさを示すものではありません。	(6)取引の時価等に関する事項についての補足説明 同左

2．取引の時価等に関する事項

(1)通貨関連

区分	種類	前事業年度（平成19年3月31日）				当事業年度（平成20年3月31日）			
		契約額等（百万円）	契約額等のうち1年超（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	契約額等のうち1年超（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引	為替予約取引								
	売建								
	SFR	49	－	△2	△2	－	－	－	－
	買建								
	USD	1,026	355	61	61	1,264	272	△92	△92
	SFR	48	－	3	3	－	－	－	－
	小計	1,123	355	62	62	1,264	272	△92	△92
	クーポンスワップ取引 受取（USD） 支払（JPY）	1,859	1,407	113	113	1,407	956	△70	△70
	小計	1,859	1,407	113	113	1,407	956	△70	△70
合計		2,983	1,763	176	176	2,672	1,228	△162	△162

（前事業年度）

(注) 時価の算定方法

取引先金融機関から提示された価格等に基づき算定しております。

（当事業年度）

(注) 時価の算定方法

同左

(2)金利関連

区分	種類	前事業年度（平成19年3月31日）				当事業年度（平成20年3月31日）			
		契約額等（百万円）	契約額等のうち1年超（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	契約額等のうち1年超（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引	金利スワップ取引 変動受取・固定支払	24,000	24,000	△539	△539	24,000	－	△154	△154
合計		24,000	24,000	△539	△539	24,000	－	△154	△154

（前事業年度）

(注) 時価の算定方法

取引先金融機関から提示された価格等に基づき算定しております。

（当事業年度）

(注) 時価の算定方法

同左

（退職給付関係）

1．採用している退職給付制度の概要

当社は、確定給付型の制度として退職一時金制度を採用しております。また、従業員の退職等に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

2．退職給付債務に関する事項

	前事業年度 （平成19年３月31日）	当事業年度 （平成20年３月31日）
退職給付債務（百万円）	△784	△878
退職給付引当金（百万円）	△784	△878

3．退職給付費用に関する事項

	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
勤務費用（百万円）	154	194
利息費用（百万円）	13	11
数理計算上の差異の費用処理額（百万円）	△16	△7
退職給付費用（百万円）	151	197

4．退職給付債務等の計算の基礎に関する事項

	前事業年度 （平成19年３月31日）	当事業年度 （平成20年３月31日）
退職給付見込額の期間配分方法	ポイント基準	同左
割引率	1.5％	1.6％
数理計算上の差異の処理年数	発生年度に一括処理	同左

（ストック・オプション等関係）

前事業年度（自平成18年４月１日　至平成19年３月31日）

１．ストック・オプションの内容、規模及びその変動状況

(1)ストック・オプションの内容

	平成18年６月28日取締役会決議分 ストック・オプションＡ	平成18年７月14日取締役会決議分 ストック・オプションＢ
付与対象者の区分及び人数	当社の取締役２名	当社の取締役４名及び従業員742名
ストック・オプション数（注）	普通株式　57,033株	普通株式　27,962株
付与日	平成18年６月28日	平成18年７月18日
権利確定条件	該当事項はありません。	権利確定条件は付されておりません。なお、付与対象者が当社の取締役及び従業員の地位を失った場合は原則として権利行使をすることはできません。その他細目については、当社と付与対象者との間で締結した「新株予約権割当契約書」に定めております。
対象勤務期間	該当事項はありません。	該当事項はありません。
権利行使期間	平成18年６月28日から平成28年６月28日まで	平成18年７月18日から平成28年７月18日まで

（注）株式数に換算して記載しております。

(2)ストック・オプションの規模及びその変動状況

当事業年度において存在したストック・オプションを対象とし、ストック・オプションの数については、株式数に換算して記載しております。

①　ストック・オプションの数

		平成18年６月28日取締役会決議分 ストック・オプションＡ	平成18年７月14日取締役会決議分 ストック・オプションＢ
権利確定前	（株）		
前事業年度末		－	－
付与		57,033	27,962
失効		－	－
権利確定		57,033	27,962
未確定残		－	－
権利確定後	（株）		
前事業年度末		－	－
権利確定		57,033	27,962
権利行使		－	2,049
失効		－	－
未行使残		57,033	25,913

② 単価情報

		平成18年６月28日取締役会決議分 ストック・オプションA	平成18年７月14日取締役会決議分 ストック・オプションB
権利行使価格	(円)	22,500	22,500
行使時平均株価	(円)	－	51,425
公正な評価単価（付与日）	(円)	－	－

２．ストック・オプションの公正な評価単価の見積方法

上記のストック・オプションが付与された時点では当社株式は未公開株式であったため、公正な評価単価に代えストック・オプションの単位当たりの本源的価値を見積もる方法によっております。単位当たりの本源的価値の見積もりにあたって、ストック・オプションの原資産である自社の株式の評価方法は割引キャッシュ・フロー法を採用しております。

３．ストック・オプションの本源的価値の合計額

当事業年度末における本源的価値の合計額は2,388百万円であります。

当事業年度において権利行使されたストック・オプションの権利行使日における本源的価値の合計額は59百万円であります。

４．ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積もりは困難であるため、実績の失効数のみ反映させる方法を採用しております。

５．財務諸表への影響額

財務諸表への影響はありません。

当事業年度（自平成19年４月１日　至平成20年３月31日）

１．ストック・オプションにかかる当事業年度における費用計上額及び科目名

売上原価	11百万円
販売費及び一般管理費	12百万円

２．ストック・オプションの内容、規模及びその変動状況

(1)ストック・オプションの内容

	平成18年６月28日取締役会決議分 ストック・オプションA	平成18年７月14日取締役会決議分 ストック・オプションB
付与対象者の区分及び人数	当社の取締役２名	当社の取締役４名及び従業員742名
ストック・オプション数（注）	普通株式　57,033株	普通株式　27,962株
付与日	平成18年６月28日	平成18年７月18日
権利確定条件	該当事項はありません。	権利確定条件は付されておりません。なお、付与対象者が当社の取締役及び従業員の地位を失った場合は原則として権利行使をすることはできません。その他細目については、当社と付与対象者との間で締結した「新株予約権割当契約書」に定めております。
対象勤務期間	該当事項はありません。	該当事項はありません。
権利行使期間	平成18年６月28日から平成28年６月28日まで	平成18年７月18日から平成28年７月18日まで

（注）株式数に換算して記載しております。

	平成19年８月７日取締役会決議分 ストック・オプションC	平成19年８月７日取締役会決議分 ストック・オプションD
付与対象者の区分及び人数	当社の取締役４名及び従業員５名	当社の従業員39名
ストック・オプション数（注）	普通株式　589株	普通株式　1,084株
付与日	平成19年８月７日	平成19年８月７日
権利確定条件	新株予約権Cの割当日から３年経過の日（以下「権利確定日」といいます）に従業員又は取締役の地位（以下「従業員等の地位」といいます）にあること。また、新株予約権Cは新株予約権者が権利確定日において当社が別途定める業績目標に達した場合に、その達成割合に応じて権利が確定いたします。 なお、権利確定日前に従業員等の地位を喪失していた場合であっても、当社の取締役会が承認したときは、当該地位喪失日までの新株予約権者の貢献度合い（取締役会が認定する）に応じて権利が確定いたします。	新株予約権Dの割当日から３年経過の日（以下「権利確定日」といいます）に従業員又は取締役の地位（以下「従業員等の地位」といいます）にあること。また、新株予約権Dのうち1/2（端数については切り上げるものとします）は新株予約権者が権利確定日において当社が別途定める業績目標に達した場合に、その達成割合に応じて権利が確定いたします。 なお、権利確定日前に従業員等の地位を喪失していた場合であっても、当社の取締役会が承認したときは、当該地位喪失日までの新株予約権者の貢献度合い（取締役会が認定する）に応じて権利が確定いたします。
対象勤務期間	平成19年８月７日から平成22年８月７日	平成19年８月７日から平成22年８月７日
権利行使期間	平成22年８月７日から平成29年８月６日 ただし、権利確定前に従業員等の地位を喪失した場合であって、当社の取締役会が承認した場合は権利確定日以降、取締役会が定める期間とし、また、権利確定日以後に従業員の地位を喪失した場合は、当該喪失後５年間（上記の権利行使期間を超えることはできません）といたします。	平成22年８月７日から平成29年８月６日 ただし、権利確定前に従業員等の地位を喪失した場合であって、当社の取締役会が承認した場合は権利確定日以降、取締役会が定める期間とし、また、権利確定日以後に従業員の地位を喪失した場合は、当該喪失後５年間（上記の権利行使期間を超えることはできません）といたします。
権利行使価格　（円）	1	1
付与日における公正な評価単価（円）	69,319	69,319

（注）株式数に換算して記載しております。

(2) ストック・オプションの規模及びその変動状況

当事業年度において存在したストック・オプションを対象とし、ストック・オプションの数については、株式数に換算して記載しております。

① ストック・オプションの数

	平成18年6月28日取締役会決議分ストック・オプションA	平成18年7月14日取締役会決議分ストック・オプションB	平成19年8月7日取締役会決議分ストック・オプションC	平成19年8月7日取締役会決議分ストック・オプションD
権利確定前　(株)				
前事業年度末	－	－	－	－
付与	－	－	589	1,084
失効	－	－	－	－
権利確定	－	－	－	－
未確定残	－	－	589	1,084
権利確定後　(株)				
前事業年度末	57,033	25,913	－	－
権利確定	－	－	－	－
権利行使	18,000	3,754	－	－
失効	－	1,280	－	－
未行使残	39,033	20,879	－	－

② 単価情報

	平成18年6月28日取締役会決議分ストック・オプションA	平成18年7月14日取締役会決議分ストック・オプションB	平成19年8月7日取締役会決議分ストック・オプションC	平成19年8月7日取締役会決議分ストック・オプションD
権利行使価格　(円)	22,500	22,500	1	1
行使時平均株価　(円)	69,691	72,665	－	－
公正な評価単価（付与日）　(円)	－	－	69,319	69,319

3．ストック・オプションの公正な評価単価の見積方法

ストック・オプションA及びBが付与された時点では当社株式は未公開株式であったため、公正な評価単価に代えストック・オプションの単位当たりの本源的価値を見積もる方法によっております。単位当たりの本源的価値の見積もりにあたって、ストック・オプションの原資産である自社の株式の評価方法は割引キャッシュ・フロー法を採用しております。

また、当事業年度に付与されたストック・オプションC及びストック・オプションDの公正な評価単価の見積方法は以下の通りであります。

①使用した評価技法　ブラックショールズ式

②主な基礎数値及び見積方法

	ストック・オプションC及びD
株価変動性（注）1	39%
予想残存期間　（注）2	6.5年
予想配当　（注）3	1,500円/株
無リスク利子率　（注）4	1.47%

（注）1．当社株式は平成18年3月に上場したため、ストック・オプションC及びDの評価単価の見積時点では2年分の株価情報が存在しておらず「ストック・オプション等に関する会計基準の適用指針第12項(2)」により、当社の株価情報を基礎としつつ、当社と類似する企業に関する株価変動性の見積りを用いて不足する情報を補い、算定しております。

2．合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積もっております。

3．平成20年3月期の配当見込み額で算定しております。

4．予想残存期間に対応する期間の国債の利回りを用いて算定しております。

4．ストック・オプションの本源的価値の合計額

当事業年度末におけるストック・オプションA及びBの本源的価値の合計額は2,755百万円であります。

また、当事業年度において権利行使されたストック・オプションA及びBの権利行使日における本源的価値の合計額は1,037百万円であります。

5．ストック・オプションの権利確定数の見積方法

過去に発行したストック・オプションにおいて付与時点で満期を迎えるものが存在しないことにより、将来の失効数の合理的な見積もりは困難であるため、実績の失効数のみ反映させる方法を採用しております。また、ストック・オプションC及びDの業績連動部分に関しては、その行使可能割合を算出し、付与数×「100%－行使可能割合」を失効数と見積もっております。

(税効果会計関係)

前事業年度 (自　平成18年4月1日 至　平成19年3月31日)		当事業年度 (自　平成19年4月1日 至　平成20年3月31日)	
1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
繰延税金資産	百万円	繰延税金資産	百万円
賞与引当金	273	賞与引当金	266
チケット前受金益金算入	1,429	チケット前受金益金算入	1,638
退職給付引当金	337	退職給付引当金	375
繰越欠損金	5,670	繰越欠損金	2,567
その他	895	その他	901
小計	8,606	小計	5,749
評価性引当額	△8,606	評価性引当額	△5,749
合計	−	合計	−
繰延税金負債	−	繰延税金負債	−
繰延税金資産の純額	−	繰延税金資産の純額	−
2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった項目別の内訳		2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった項目別の内訳	
	%		%
法定実効税率	40.6	法定実効税率	40.6
役員賞与	6.5	役員賞与	1.8
住民税の均等割	0.2	住民税の均等割	0.1
税務上の繰越欠損金の利用	△54.0	税務上の繰越欠損金の利用	△45.8
評価性引当額	5.3	評価性引当額	3.6
その他	1.6	その他	△0.2
税効果会計適用後の法人税等の負担率	0.2	税効果会計適用後の法人税等の負担率	0.1

(持分法損益等)

該当事項はありません。

【関連当事者との取引】

前事業年度（自平成18年４月１日　至平成19年３月31日）

(1)親会社及び法人主要株主等

属性	会社等の名称	住所	資本金または出資金（百万円）	事業の内容または職業	議決権等の所有（被所有）割合（%）	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
主要株主	大阪市(注)２	大阪市北区	－	地方公共団体	（被所有）直接 9.33	兼任１名	資金の借入	建設資金の借入(注)３(1)	－	長期借入金	16,000
								利息の支払(注)３(1)	340	未払費用	340
							事業用地の賃借及び使用許可に基づく使用	地代の支払(注)３(2)	906	前払費用	42
										未払費用	13

(注) １．上記の金額のうち、取引金額には消費税等が含まれておらず、期末残高には消費税等が含まれております。

２．大阪市は、平成19年３月15日に当社が公募新株を発行したこと等により、主要株主に該当しなくなったため、関連当事者でなくなりました。このため、取引金額は関連当事者であった期間の取引金額を記載し、期末残高は関連当事者でなくなった日の前日の残高を記載しております。

３．取引条件及び取引条件の決定方針等

(1)資金の借入については、市場金利を勘案し借入条件を決定しております。

(2)地代の支払いについては、大阪市よりテーマパーク用地の一部を賃借し、または大阪市からの使用許可に基づき使用している部分については、賃借料及び使用料は大阪市財産条例等に基づき決定しております。

(2) 兄弟会社等

属性	会社等の名称	住所	資本金または出資金（百万円）	事業の内容または職業	議決権等の所有（被所有）割合（%）	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
親会社の子会社	ゴールドマン・サックス証券株式会社（注）2	東京都港区	83,616	証券業	－	－	借入金の借り換え	資金の借入（注）5 (1)	－	長期借入金	3,400
								利息の支払（注）5 (1)	21	未払費用	0
主要株主が議決権の過半数を所有している会社	株式会社大阪市開発公社（注）3	大阪市中央区	100	ビルの経営・管理、貸金業	－	－	資金の借入	運転資金の借入（注）5 (1)	－	長期借入金	7,000
								利息の支払（注）5 (1)	133	未払費用	133
法人主要株主が議決権の過半数を所有している会社	ユニバーサル・シティ・スタジオ・エルエルエルピー（注）4	米国カリフォルニア州	100千米ドル	ライセンス管理	－	兼任1名	ライセンス契約	ロイヤリティの支払（注）5 (2)	5,152	未払金	465

（注）1．上記の金額のうち、取引金額には消費税等が含まれておらず、期末残高には消費税等が含まれております。

2．ゴールドマン・サックス証券株式会社は、平成18年10月においてゴールドマン・サックス証券会社が事業の譲渡を行って設立されました。
ゴールドマン・サックス証券株式会社の親会社であるザ・ゴールドマン・サックス・グループ・インクは、100%間接出資子会社である有限会社クレインホールディングスを通じて当社の議決権を所有しております。有限会社クレインホールディングスは、前事業年度末において当社の議決権を42.75%所有しており、その他の関係会社に該当しておりましたが、平成18年11月15日にＡ種優先株式の取得請求権を行使し普通株式へ転換したことにより、当社の議決権の所有割合が50.97%となり、その他の関係会社から親会社になりました。その後、平成19年３月15日に当社が公募新株を発行したこと等により、同社の当社に対する議決権の所有割合が41.52%に低下し、親会社からその他の関係会社になりました。なお、当事業年度末における同社の当社に対する議決権の所有割合は41.48%となっております。従いまして、ゴールドマン・サックス証券株式会社は、有限会社クレインホールディングスが当社の親会社であった期間のみ親会社の子会社として関連当事者に該当しておりました。このため、取引金額は関連当事者であった期間の取引金額を記載し、期末残高は関連当事者でなくなった日の前日の残高を記載しております。

3．株式会社大阪市開発公社は、大阪市が主要株主に該当しなくなったことに伴い、関連当事者でなくなりました。このため、取引金額は関連当事者であった期間の取引金額を記載し、期末残高は関連当事者でなくなった日の前日の残高を記載しております。

4．ユニバーサル・シティ・スタジオ・エルエルエルピーは、平成19年３月15日に当社が公募新株を発行したこと等により、同社の議決権の過半数を所有しているユニバーサル・スタジオ・エンターテイメント・ジャパン・インベストメント・カンパニー・エルエルシーが主要株主に該当しなくなったことに伴い、関連当事者でなくなりました。このため、取引金額は関連当事者であった期間の取引金額を記載し、期末残高は関連当事者でなくなった日の前日の残高を記載しております。

5．取引条件及び取引条件の決定方針等

(1) ゴールドマン・サックス証券株式会社及び株式会社大阪市開発公社からの資金の借入については、市場金利を勘案し借入条件を決定しております。

(2) ロイヤリティの支払いについては、ユニバーサル・シティ・スタジオ・エルエルエルピーが契約している他のテーマパークの料率を比較検討し交渉のうえ、契約にて合意した料率で支払っております。

(3) 役員及び個人主要株主等

属性	会社等の名称	住所	資本金または出資金（百万円）	事業の内容または職業	議決権等の所有（被所有）割合（%）	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
役員	ヴァーノン・マックグーガン（注）2	－	－	当社取締役	－	－	－	社宅の賃貸（注）3	1	－	－

（注）1．上記の金額のうち、取引金額には消費税等が含まれておりません。
2．取引金額は取締役に就任した平成18年6月28日から当事業年度末までの期間の取引金額を記載しております。
3．取引条件及び取引条件の決定方針等
社宅の家賃については、出向者に関する協定書に基づき当社が賃借している社宅物件に本人を居住させていたもので、平成18年8月以降は本人が全額負担しております。

当事業年度（自平成19年4月1日　至平成20年3月31日）
該当事項はありません。

（１株当たり情報）

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）		当事業年度 （自　平成19年４月１日 至　平成20年３月31日）	
１株当たり純資産額	20,061円69銭	１株当たり純資産額	22,463円64銭
１株当たり当期純利益金額	1,973円91銭	１株当たり当期純利益金額	3,134円74銭
潜在株式調整後１株当たり当期純利益金額	1,938円13銭	潜在株式調整後１株当たり当期純利益金額	3,067円61銭

（注）１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額の算定上の基礎は、以下のとおりであります。

	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
１株当たり当期純利益金額		
当期純利益（百万円）	3,793	6,766
普通株主に帰属しない金額（百万円）	－	－
普通株式に係る当期純利益（百万円）	3,793	6,766
期中平均普通株式数（千株）	1,661	2,158
期中平均転換株式数（千株）	260	－
期中平均株式数（千株）	1,921	2,158
潜在株式調整後１株当たり当期純利益金額		
当期純利益調整額（百万円）	－	－
普通株式増加数（千株）	35	47
（うち新株予約権）	(35)	(47)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	――――――	――――――

（重要な後発事象）

前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	当事業年度 （自　平成19年４月１日 至　平成20年３月31日）
１．新株予約権の発行 平成19年６月27日開催の定時株主総会において、取締役の報酬の一部として金銭による報酬とは別に、株式報酬型ストック・オプション公正価格分として年額25百万円以内とすること及び付与する新株予約権の内容を決議いたしました。その内容は以下の通りとなっております。 (1)新株予約権の総数 上記25百万円をオプション評価モデルを用いて合理的に算定された新株予約権１個当たりの公正価格により除して得られた個数（１個未満の端数は切捨てるものとします）を各事業年度に係る定時株主総会の日から１年以内の日に発行する新株予約権の数の上限とします。 (2)新株予約権の目的である株式の種類及び数 新株予約権１個当たりの目的となる株式の数（以下「付与株式数」といいます）は、当社普通株式１株とします。なお、当社が株式分割（当社普通株式の株式無償割当てを含みます）、株式併合等を行うことにより付与株式数を調整することが適切な場合は、当社は必要と認める調整を行うことができるものとします。 (3)新株予約権と引換えに払い込む金額 オプション評価モデルを用いて合理的に算定された公正価格を払込金額とする一方、新株予約権者に対して当該払込金額に相当する報酬を支給することとし、払込みに代えて当該報酬債権により相殺することとします。 (4)新株予約権の行使に際して出資される財産の価額 新株予約権１個当たりの行使に際して出資される財産の価額は、１株当たりの払込金額を１円とし、これに付与株式数を乗じた金額とします。 (5)新株予約権を行使することができる期間 新株予約権を割り当てる日から３年経過の日から10年経過の日までとします。 (6)譲渡による新株予約権の取得の制限 譲渡による新株予約権の取得については、当社取締役会の承認を要するものとします。 (7)新株予約権の行使の条件 新株予約権者は、原則として、行使の時点で当社の取締役の地位を有していることを要するものとします。ただし、当社取締役会が承認した場合等には取締役の地位を失った後においても新株予約権を行使できるものとします。 (8)新株予約権のその他の内容 その他の条件および細目については、新株予約権の募集事項を決定する取締役会で定めるものとします。	該当事項はありません。

⑤【附属明細表】

【有価証券明細表】

【株式】

		銘柄	株式数（株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	財形住宅金融株式会社	2	1
		計	2	1

【その他】

		種類及び銘柄	券面総額（百万円）	貸借対照表計上額（百万円）
有価証券	その他有価証券	住友信託銀行株式会社 譲渡性預金	7,000	7,000
		計	7,000	7,000

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	70,975	198	5	71,169	20,354	3,019	50,815
構築物	26,994	76	6	27,064	9,804	1,444	17,260
機械及び装置	62,770	1,382	42	64,110	46,292	6,912	17,817
船舶	864	0	－	864	406	98	458
車両及び運搬具	1,011	67	12	1,065	778	124	287
工具、器具及び備品	20,863	799	1,230	20,432	17,372	1,489	3,059
建設仮勘定	281	2,469	2,698	53	－	－	53
有形固定資産計	183,761	4,995	3,996	184,761	95,009	13,090	89,751
無形固定資産							
借地権	－	622	－	622	－	－	622
ソフトウェア	3,829	951	407	4,373	3,252	190	1,121
その他の無形固定資産	144	766	763	147	72	9	75
無形固定資産計	3,974	2,340	1,170	5,144	3,324	199	1,819
長期前払費用	3,188	159	117	3,230	1,711	318	1,519
繰延資産							
株式交付費	30	－	30	－	－	10	－
繰延資産計	30	－	30	－	－	10	－

（注）１．当期増加額のうち主なものは、次のとおりであります。

機械及び装置

ファンタスティック・ワールド　ショー設備　1,059百万円

建設仮勘定

ファンタスティック・ワールド　ショー設備　1,284百万円

借地権

土地区画整理事業　清算金　622百万円

２．当期減少額のうち主なものは、次のとおりであります。

工具、器具及び備品

ＬＡＮ設備　391百万円

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（%）	返済期限
短期借入金	－	－	－	－
１年以内に返済予定の長期借入金	3,500	3,500	1.9	－
１年以内に返済予定のリース債務	－	－	－	－
長期借入金（１年以内に返済予定のものを除く。）	58,900	55,400	2.2	平成21年～26年
リース債務（１年以内に返済予定のものを除く。）	－	－	－	－
その他の有利子負債				
リースに係る未払金	391	210	2.2	－
リースに係る長期未払金	581	715	2.0	平成21年～25年
合計	63,373	59,825	－	－

（注）１．平均利率については、期末借入金等残高に対する加重平均利率を記載しております。

２．長期借入金及びその他の有利子負債（１年以内返済予定のものを除く。）の貸借対照表日後５年間の返済予定額は以下のとおりであります。

	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
長期借入金	5,220	5,220	8,330	9,680
その他の有利子負債	212	209	152	141
計	5,432	5,429	8,482	9,821

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	1	1	0	0	1
賞与引当金	674	655	674	－	655
役員賞与引当金	87	33	87	－	33

（注）貸倒引当金の「当期減少額（その他）」は、洗替による戻入額であります。

(2) 【主な資産及び負債の内容】

① 現金及び預金

区分	金額（百万円）
現金	731
預金	
普通預金	11,601
外貨普通預金	16
定期預金	13,100
小計	24,717
合計	25,449

② 売掛金

（イ）相手先別内訳

相手先	金額（百万円）
西日本旅客鉄道株式会社	352
三井住友カード株式会社	275
株式会社ローソンチケット	268
株式会社ジェイティービー	226
株式会社ジェーシービー	145
その他	774
合計	2,042

（ロ）売掛金の発生及び回収並びに滞留状況

前期繰越高（百万円）(A)	当期発生高（百万円）(B)	当期回収高（百万円）(C)	次期繰越高（百万円）(D)	回収率（%） $\frac{(C)}{(A)+(B)} \times 100$	滞留期間（日） $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{366}}$
2,066	30,111	30,134	2,042	93.7	24.9

（注） 当期発生高には消費税等が含まれております。

③ 商品

品目	金額（百万円）
雑貨	567
菓子類	44
服飾	202
その他	13
合計	827

④ 原材料

品目	金額（百万円）
肉類・乳製品類	7
魚介類	1
青果物	2
加工食品	12
その他	56
合計	80

⑤ 貯蔵品

品目	金額（百万円）
スペアパーツ	754
ワードローブ	59
パイロ	30
その他	116
合計	960

⑥ 買掛金

相手先	金額（百万円）
株式会社あみだ池大黒	69
株式会社ユー・エス・イメージング	68
株式会社松風屋	68
伊藤ハム株式会社	56
タイヨー株式会社	51
その他	705
合計	1,019

⑦ 前受金

品目	金額（百万円）
パートナーシップフィー	7,874
年間パス	4,171
その他	718
合計	12,765

(3) 【その他】

当社の事業用地の全ては、大阪市都市計画事業此花西部臨海地区土地区画整理事業の対象となっており、平成19年３月末に換地処分が行われました。この換地処分に伴い発生した清算金622百万円につきましては、平成19年９月にこれを支払い、同額を借地権として計上しておりますが、当社は、当該清算金を当社の負担とした換地処分の取消しを求めて、大阪地方裁判所に対し、換地処分取消訴訟を提起しております。

第６【提出会社の株式事務の概要】

事業年度	４月１日から３月31日まで
定時株主総会	毎事業年度の末日の翌日から３ヶ月以内
基準日	３月31日
株券の種類	１株券、10株券、100株券、1,000株券、5,000株券、10,000株券
剰余金の配当の基準日	９月30日、３月31日
単元株式数	－
株式の名義書換え 　取扱場所 　株主名簿管理人 　取次所 　名義書換手数料 　新券交付手数料 株券喪失登録 　株券喪失登録申請料 　株券登録料	 大阪市中央区北浜四丁目５番33号 　住友信託銀行株式会社　証券代行部 大阪市中央区北浜四丁目５番33号 　住友信託銀行株式会社 　住友信託銀行株式会社　全国各支店 無料 無料 １件につき　10,000円 株券１枚につき　500円
単元未満株式の買取り 　取扱場所 　株主名簿管理人 　取次所 　買取手数料	 － － － －
公告掲載方法	電子公告により行う。但し、事故その他のやむを得ない事由によって電子公告による公告を行うことができない場合は、日本経済新聞に掲載する方法により行う。 公告掲載ＵＲＬ 　http://ir.usj.co.jp/ja/AccountingAnnounce.html

株主に対する特典	（1）入場割引券または無料入場券の発行 　毎年３月31日及び９月30日現在の株主に対し、所有株式数に応じて当社が運営する「ユニバーサル・スタジオ・ジャパン」で利用可能な入場割引券または無料入場券を発行する。 　平成20年３月31日現在の株主名簿及び実質株主名簿に記載または記録された株主より実施する。

所有株式数	優待の種類	中間	期末	合計
１株以上	入場割引券（20%割引）	１枚	１枚	２枚
５株以上	入場割引券（50%割引）	１枚	１枚	２枚
10株以上	無料入場券	１枚	１枚	２枚
20株以上	無料入場券	２枚	２枚	４枚
30株以上	無料入場券	３枚	３枚	６枚
40株以上	無料入場券	４枚	４枚	８枚
50株以上	無料入場券	５枚	５枚	10枚
300株以上	無料入場券	６枚	６枚	12枚

（2）株主感謝デーの実施

　平成20年３月31日現在の株主に対し、「ユニバーサル・スタジオ・ジャパン」の通常の開園時間より１時間早く入場できる「アーリーエントリーパス」（有効期間　平成20年６月24日から平成20年６月27日まで）を発行。

　今後の実施については、株主の意見をもとに検討する。

第７【提出会社の参考情報】

１【提出会社の親会社等の情報】

当社は、金融商品取引法第24条の７第１項に規定する親会社等はありません。

２【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書及びその添付書類

事業年度（第13期）（自　平成18年４月１日　至　平成19年３月31日）平成19年６月28日関東財務局長に提出。

(2) 臨時報告書

平成19年８月９日関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第２号の２（ストック・オプションとしての新株予約権の発行）に基づく臨時報告書であります。

(3) 半期報告書

第14期中（自　平成19年４月１日　至　平成19年９月30日）平成19年11月26日関東財務局長に提出

(4) 有価証券報告書の訂正報告書

平成19年12月27日関東財務局長に提出。

事業年度（第13期）（自　平成18年４月１日　至　平成19年３月31日）の有価証券報告書にかかる訂正報告書であります。

(5) 半期報告書の訂正報告書

平成19年12月27日関東財務局長に提出。

第14期中（自　平成19年４月１日　至　平成19年９月30日）の半期報告書にかかる訂正報告書であります。

(6) 有価証券報告書の訂正報告書

平成20年６月26日関東財務局長に提出。

事業年度（第13期）（自　平成18年４月１日　至　平成19年３月31日）の有価証券報告書にかかる訂正報告書であります。

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成19年６月27日

株式会社ユー・エス・ジェイ

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	山中　俊廣	印
指定社員 業務執行社員	公認会計士	川井　一男	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ユー・エス・ジェイの平成18年４月１日から平成19年３月31日までの第13期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書、キャッシュ・フロー計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社ユー・エス・ジェイの平成19年３月31日現在の財政状態並びに同日をもって終了する事業年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、会社は平成19年６月27日開催の定時株主総会において、取締役の報酬の一部として、株式報酬型ストック・オプション公正価格分を年額25百万円以内とすること及び付与する新株予約権の内容を決議した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成20年６月25日

株式会社ユー・エス・ジェイ

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	山中　俊廣	印
指定社員 業務執行社員	公認会計士	川井　一男	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社ユー・エス・ジェイの平成19年４月１日から平成20年３月31日までの第14期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書、キャッシュ・フロー計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社ユー・エス・ジェイの平成20年３月31日現在の財政状態並びに同日をもって終了する事業年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

File No. 82-35074
Exhibit B-2

RECEIVED
2008 JUL 24 A 9:33

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成20年7月14日
【会社名】	株式会社ユー・エス・ジェイ
【英訳名】	USJ Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　グレン　ガンペル
【本店の所在の場所】	大阪市此花区桜島二丁目1番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長　　竹中　昭敏
【最寄りの連絡場所】	大阪市此花区桜島二丁目1番33号
【電話番号】	06－6465－3022
【事務連絡者氏名】	経理・財務部長　　竹中　昭敏
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号）

1【提出理由】

当社は、平成20年7月14日開催の取締役会において、当社の取締役及び当社の幹部従業員に対する新株予約権（株式報酬型ストック・オプション）E及びFの募集事項を決定し、当社の取締役及び幹部従業員に対して当該新株予約権E及びFをそれぞれ割当てることにつき決議いたしましたので、金融商品取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第2号の2の規定に基づき提出するものであります。

2【報告内容】

(1) 新株予約権E

① 銘柄　新株予約権E

② 発行数　561個

③ 発行価格　66,686円

但し、当社は、新株予約権の割当てを受ける者に対して、当該割当てを受ける者が割当てを受ける新株予約権の払込金額に相当する報酬を支給することとし、当該割当てを受ける者は、当該報酬債権と相殺することにより払込みを行うことができるものとする。

④ 発行価額の総額　37,410,846円

⑤ 新株予約権の目的となる株式の種類及び数

当社普通株式561株とする。

但し、新株予約権の目的たる株式の種類及び数（以下「付与株式数」という）は当社普通株式1株とし、下記の場合に調整されることがある。

a. 割当日以後、当社が普通株式の株式分割（普通株式の株式無償割当てを含む。以下、株式分割の記載につき同じ）又は株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数　＝　調整前付与株式数　×　分割又は併合の比率

b. 上記のほか、割当日以後に、付与株式数の調整を必要とするやむを得ない事由が生じたときは、当社が適当と考える方法で付与株式数の調整を行うことができる。

⑥ 新株予約権の行使に際して払い込むべき金額

新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額である1円に付与株式数を乗じた金額とする。

⑦ 新株予約権の行使期間

平成23年7月29日（以下「権利確定日」という）から平成30年7月28日まで

⑧ 新株予約権の行使の条件

新株予約権の行使の条件は、次の各号に定めるとおりとする。

a. 新株予約権の割当てを受けた者（以下「新株予約権者」という）は、権利確定日及び行使の時点で当社の取締役又は従業員の地位（以下「従業員等の地位」という）にある場合に限り、新株予約権を行使することができる。但し、（ⅰ）行使の時点で従業員等の地位にない場合であっても、権利確定日以後に従業員等の地位を喪失した場合は、当該地位喪失後5年間（但し、⑦の行使期間の終期を超えることはできない）は、新株予約権を行使することができ、また、（ⅱ）行使の時点で従業員等の地位になく、かつ、権利確定日前に従業員等の地位を喪失していた場合であっても、当社の取締役会が承認したときは、当該地位喪失日までの新株予約権者の貢献度合（取締役会が認定する）に応じて権利確定日より取締役会が定める期間、行使できるものとする。

b. 新株予約権は、新株予約権者が、権利確定日において当社が別途定める業績目標を達成した場合に、その達成割合に応じて行使可能となる。但し、前号（ⅱ）に基づき行使可能となる場合は、前号所定の当社の取締役会が認定した新株予約権者の貢献度合に応じて行使可能となるものとする。

c. 権利確定日以後であっても、次の各号に掲げる場合は、新株予約権者は、その有する新株予約権を行使することができない。

ca. 当社が消滅会社となる合併契約の承認にかかる議案、当社が分割会社となる分割契約若しくは分割計画の承認にかかる議案、又は当社が完全子会社となる株式交換契約若しくは株式移転計画の承認にかかる議案につき、当社株主総会で承認された場合（株主総会決議が不要とされる場合は取締役会決議がなされた場合）

cb. 新株予約権者が故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合、又は上記事由に該当するか否かを当社が調査している期間

⑨ 新株予約権の行使により株式を発行する場合における当該株式の発行価格のうちの資本組入額

a．新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第１項に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生ずる１円未満の端数は切り上げるものとする。

b．新株予約権の行使により株式を発行する場合において増加する資本準備金の額は、前ａ号の資本金等増加限度額から前ａ号に定める増加する資本金の額を減じた額とする。

⑩ 新株予約権の譲渡に関する事項

譲渡による新株予約権の取得については、当社の取締役会の決議による承認を要するものとする。

⑪ 新株予約権の取得の申込みの勧誘の相手方の人数及びその内訳

当社の取締役４名に310個、幹部従業員５名に251個を割り当てる。

⑫ 勧誘の相手方が提出会社に関係する会社として企業内容等の開示に関する内閣府令第２条第２項に規定する会社の取締役、会計参与、執行役、監査役又は使用人である場合には、当該会社と提出会社との関係

該当事項なし。

⑬ 勧誘の相手方と提出会社との間の取決めの内容

a．新株予約権者は、新株予約権について、譲渡、担保権設定その他の処分をすることができないものとする。但し、新株予約権者の法定相続人による相続を妨げるものではない。

b．新株予約権者は、割当契約上の地位及び割当契約に基づく権利について、譲渡、担保権設定その他の処分をすることができないものとする。但し、新株予約権者の法定相続人による相続を妨げるものではない。

⑭ 新株予約権を割り当てる日

平成20年７月29日

⑮ 新株予約権の取得条項

当社は、新株予約権の新株予約権者又は当社について次に掲げる事由が生じた場合、当該事由が生じた日以降で取締役会が別途定める日に、次に掲げる新株予約権を無償で取得することができるものとする。

a．新株予約権者がその有する新株予約権の全部又は一部を放棄した場合　当該放棄に係る新株予約権

b．当社が消滅会社となる合併契約の承認にかかる議案、当社が分割会社となる分割契約若しくは分割計画の承認にかかる議案、又は当社が完全子会社となる株式交換契約若しくは株式移転計画の承認にかかる議案につき、当社株主総会で承認された場合（株主総会決議が不要とされる場合は取締役会決議がなされた場合）　未行使の新株予約権全部

c．新株予約権者が、故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合　未行使の新株予約権全部

⑯ 端株の取扱い

新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとする。

(2) 新株予約権F

① 銘柄　新株予約権F

② 発行数　1,144個

③ 発行価格　66,686円

但し、当社は、新株予約権の割当てを受ける者に対して、当該割当てを受ける者が割当てを受ける新株予約権の払込金額に相当する報酬を支給することとし、当該割当てを受ける者は、当該報酬債権と相殺することにより払込みを行うことができるものとする。

④ 発行価額の総額　76,288,784円

⑤ 新株予約権の目的となる株式の種類及び数

当社普通株式1,144株とする。

但し、新株予約権の目的たる株式の種類及び数（以下「付与株式数」という）は当社普通株式1株とし、下記の場合に調整されることがある。

a．割当日以後、当社が普通株式の株式分割（普通株式の株式無償割当てを含む。以下、株式分割の記載につき同じ）又は株式併合を行う場合には、付与株式数を、次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数　＝　調整前付与株式数　×　分割又は併合の比率

b．上記のほか、割当日以後に、付与株式数の調整を必要とするやむを得ない事由が生じたときは、当社が適当と考える方法で付与株式数の調整を行うことができる。

⑥ 新株予約権の行使に際して払い込むべき金額

新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額である1円に付与株式数を乗じた金額とする。

⑦ 新株予約権の行使期間

平成23年7月29日（以下「権利確定日」という）から平成30年7月28日まで

⑧ 新株予約権の行使の条件

新株予約権の行使の条件は、次の各号に定めるとおりとする。

a．新株予約権の割当てを受けた者（以下「新株予約権者」という）は、権利確定日及び行使の時点で当社取締役又は従業員の地位（以下「従業員等の地位」という）にある場合に限り、新株予約権を行使することができる。但し、（ⅰ）行使の時点で従業員等の地位にない場合であっても、権利確定日以後に従業員等の地位を喪失した場合は、当該地位喪失後5年間（但し、⑦に定める行使期間の終期を超えることはできない）は、新株予約権を行使することができ、また、（ⅱ）行使の時点で従業員等の地位になく、かつ、権利確定日前に従業員等の地位を喪失していた場合であっても、取締役会が承認したときは、当該地位喪失日までの新株予約権者の貢献度合（取締役会が認定する）に応じて権利確定日より取締役会が定める期間行使できるものとする。

b．権利確定日以後であっても、次の各号に掲げる場合は、新株予約権者は、その有する新株予約権を行使することができない。

ba．当社が消滅会社となる合併契約の承認にかかる議案、当社が分割会社となる分割契約若しくは分割計画の承認にかかる議案、又は当社が完全子会社となる株式交換契約若しくは株式移転計画の承認にかかる議案につき、当社株主総会で承認された場合（株主総会決議が不要とされる場合は取締役会決議がなされた場合）

bb．新株予約権者が故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合、又は上記事由に該当するか否かを当社が調査している期間

⑨ 新株予約権の行使により株式を発行する場合における当該株式の発行価格のうちの資本組入額

a．新株予約権の行使により株式を発行する場合において増加する資本金の額は、会社計算規則第40条第1項に従い算出される資本金等増加限度額の2分の1の金額とし、計算の結果生ずる1円未満の端数は切り上げるものとする。

b．新株予約権の行使により株式を発行する場合において増加する資本準備金の額は、前a号の資本金等増加限度額から前a号に定める増加する資本金の額を減じた額とする。

⑩ 新株予約権の譲渡に関する事項

譲渡による新株予約権の取得については、当社の取締役会の決議による承認を要するものとする。

⑪ 新株予約権の取得の申込みの勧誘の相手方の人数及びその内訳

当社の幹部従業員38名に1,144個割り当てる。

⑫ 勧誘の相手方が提出会社に関係する会社として企業内容等の開示に関する内閣府令第２条第２項に規定する会社の取締役、会計参与、執行役、監査役又は使用人である場合には、当該会社と提出会社との関係

該当事項なし。

⑬ 勧誘の相手方と提出会社との間の取決めの内容

ａ．新株予約権者は、新株予約権について、譲渡、担保権設定その他の処分をすることができないものとする。但し、新株予約権者の法定相続人による相続を妨げるものではない。

ｂ．新株予約権者は、割当契約上の地位及び割当契約に基づく権利について、譲渡、担保権設定、その他の処分をすることができないものとする。但し、新株予約権者の法定相続人による相続を妨げるものではない。

⑭ 新株予約権を割り当てる日

平成20年７月29日

⑮ 新株予約権の取得条項

当社は、新株予約権の新株予約権者又は当社について次に掲げる事由が生じた場合、当該事由が生じた日以降で取締役会が別途定める日に、次に掲げる新株予約権を無償で取得することができるものとする。

ａ．新株予約権者がその有する新株予約権の全部又は一部を放棄した場合　当該放棄に係る新株予約権

ｂ．当社が消滅会社となる合併契約の承認にかかる議案、当社が分割会社となる分割契約若しくは分割計画の承認にかかる議案、又は当社が完全子会社となる株式交換契約若しくは株式移転計画の承認にかかる議案につき、当社株主総会で承認された場合（株主総会決議が不要とされる場合は取締役会決議がなされた場合）　未行使の新株予約権全部

ｃ．新株予約権者が、故意若しくは重過失により当社の社内規程に違反した場合、不正行為により当社に対して損害を与えた場合、若しくは営業秘密の漏洩その他の故意若しくは重過失による義務違反により従業員等の地位を喪失した場合　未行使の新株予約権全部

⑯ 端株の取扱い

新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとする。

以　上

END